 Filed Pursuant to Rule 424(b)(3)
 Registration No. 333-280541

To the Shareholders of SouthState Corporation and Independent Bank Group, Inc.
MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT
On behalf of the boards of directors of SouthState Corporation (“SouthState”) and Independent Bank Group, Inc. (“IBTX”), we are pleased to enclose the accompanying joint proxy statement/prospectus relating to the proposed merger between SouthState and IBTX. We are requesting that you take certain actions as a holder of SouthState common stock or a holder of IBTX common stock.
The boards of directors of SouthState and IBTX have each approved, by the unanimous vote of the directors present, an agreement to merge our two companies. Pursuant to the Agreement and Plan of Merger, dated as of May 17, 2024, by and between SouthState and IBTX (as amended from time to time, the “merger agreement”), IBTX will merge with and into SouthState (the “merger”), with SouthState as the surviving entity (the “surviving corporation” or “SouthState”, as the case may be).
In the merger, holders of IBTX common stock will receive 0.60 shares (the “exchange ratio” and such shares, the “merger consideration”) of SouthState common stock for each share of IBTX common stock they own. Holders of SouthState common stock will continue to own their existing shares of SouthState common stock. Based on the $80.85 per share closing price of SouthState common stock on the New York Stock Exchange (the “NYSE”) on May 17, 2024, the last trading day before public announcement of the merger, the exchange ratio represented approximately $48.51 in value for each share of IBTX common stock. Based on the $82.55 per share closing price of SouthState common stock on the NYSE on July 11, 2024, the last practicable trading day before the date of the accompanying joint proxy statement/prospectus, the exchange ratio represented approximately $49.53 in value for each share of IBTX common stock. The value of SouthState common stock at the time of completion of the merger could be greater than, less than or the same as the value of SouthState common stock on the date of the accompanying joint proxy statement/prospectus. We urge you to obtain current market quotations of SouthState common stock (trading symbol “SSB”) and IBTX common stock (trading symbol “IBTX”).
We expect the merger will qualify as a reorganization for federal income tax purposes. Accordingly, holders of IBTX common stock generally will not recognize any gain or loss for federal income tax purposes on the exchange of shares of IBTX common stock for SouthState common stock in the merger, except with respect to any cash received in lieu of fractional shares of SouthState common stock.
Based on the current number of shares of IBTX common stock outstanding and reserved for issuance, SouthState expects to issue approximately 24.9 million shares of SouthState common stock in the merger. Following the completion of the merger, we estimate that former holders of IBTX common stock will own approximately 25% and existing holders of SouthState common stock as of the record date will own approximately 75% of the common stock of the surviving corporation.
The special meeting of holders of SouthState common stock will be held in person on August 14, 2024 at 11:30 a.m., Eastern Time. The special meeting of holders of IBTX common stock will be held virtually at 10:30 a.m., Central Time on August 14, 2024. At our respective special meetings, in addition to other business, we will each ask the holders of our common stock to approve the merger. Information about these meetings and the merger is contained in this joint proxy statement/prospectus. In particular, see “Risk Factors” beginning on page 23. We urge you to read this joint proxy statement/prospectus carefully and in its entirety.
Whether or not you plan to attend your special meeting, please vote as soon as possible to make sure that your shares are represented at the meeting. If you do not vote, it will have the same effect as voting “AGAINST” the merger.
Each of our boards of directors unanimously recommends that holders of common stock vote “FOR” each of the proposals to be considered at the respective meetings. We strongly support this combination of our companies and join our boards of directors in their recommendations.

John C. Corbett Director and Chief Executive Officer SouthState Corporation	David R. Brooks Chairman of the Board and Chief Executive Officer Independent Bank Group, Inc.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the merger or determined if this document is accurate or complete. Any representation to the contrary is a criminal offense.
The securities to be issued in the merger are not savings or deposit accounts or other obligations of any bank or non-bank subsidiary of either SouthState or IBTX, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.
The accompanying joint proxy statement/prospectus is dated July 16, 2024, and is first being mailed to holders of SouthState common stock and holders of IBTX common stock on or about July 16, 2024.

SouthState Corporation
1101 First Street South, Suite 202
Winter Haven, Florida 33880
Notice of Special Meeting of Shareholders
To the Shareholders of SouthState Corporation:
On May 17, 2024, SouthState Corporation (“SouthState”) and Independent Bank Group, Inc. (“IBTX”) entered into an Agreement and Plan of Merger (as amended from time to time, the “merger agreement”), a copy of which is attached as Annex A to the accompanying joint proxy statement/prospectus, pursuant to which IBTX will merge with and into SouthState (the “merger”).
NOTICE IS HEREBY GIVEN that a special meeting of holders of SouthState common stock (the “SouthState special meeting”) will be held in person on August 14, 2024 at Kimpton Vero Beach Hotel & Spa, 3500 Ocean Dr., Vero Beach, FL 32963, at 11:30 a.m., Eastern Time (unless it is adjourned or postponed to a later date). We are pleased to notify you of and invite you to the SouthState special meeting.
At the SouthState special meeting, you will be asked to consider and vote on the following matters:
•
Proposal to approve the merger agreement and the transactions contemplated thereby, including the merger and the issuance of SouthState common stock to holders of IBTX common stock pursuant to the merger agreement (including for purposes of complying with NYSE Listing Rule 312.03, which requires approval of the issuance of shares of SouthState common stock in an amount that exceeds 20% of the currently outstanding shares of SouthState common stock) (the “SouthState merger proposal”).

•
Proposal to adjourn or postpone the SouthState special meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment or postponement, there are not sufficient votes to approve the SouthState merger proposal or to ensure that any supplement or amendment to the accompanying joint proxy statement/prospectus is timely provided to holders of SouthState common stock (the “SouthState adjournment proposal”).

The SouthState board of directors has fixed the close of business on July 11, 2024 as the record date for the SouthState special meeting. Only holders of record of SouthState common stock as of the close of business on the record date for the SouthState special meeting are entitled to notice of, and to vote at, the SouthState special meeting or any adjournment or postponement thereof.
The SouthState board of directors unanimously recommends that holders of SouthState common stock vote “FOR” the SouthState merger proposal and “FOR” the SouthState adjournment proposal.
SouthState has determined that holders of SouthState common stock are not entitled to appraisal or dissenters’ rights with respect to the merger under Section 33-13-102(b) of the South Carolina Business Corporation Act of 1988, as amended (the “SCBCA”).
Your vote is important, regardless of the number of shares you own. We cannot complete the transactions contemplated by the merger agreement unless the holders of SouthState common stock approve the SouthState merger proposal. The affirmative vote of at least two-thirds of the votes entitled to be cast thereon at the SouthState special meeting is required to approve the SouthState merger proposal.
Each copy of the joint proxy statement/prospectus mailed to holders of SouthState common stock is accompanied by a form of proxy card with instructions for voting.
Whether or not you plan to attend the SouthState special meeting, we urge you to please promptly complete, sign, date and return the accompanying proxy card in the enclosed postage-paid envelope or authorize the individuals named on the accompanying proxy card to vote your shares by calling the toll-free telephone number or by using the Internet as described in the instructions included with the accompanying proxy card. If your shares are held in the name of a bank, broker, trustee or other nominee, please follow the instructions on the voting instruction card furnished by such bank, broker, trustee or other nominee.
The joint proxy statement/prospectus of which this notice is a part provides a detailed description of the merger agreement, the transactions contemplated thereby, including the merger, and the other matters to be considered at the SouthState special meeting. A summary of the merger agreement is included in the joint proxy statement/prospectus in the sections entitled “The Merger” and “The Transaction Agreements — Description of the Merger Agreement”, and a copy of the merger agreement is attached as Annex A to the joint/proxy statement prospectus, each of which are incorporated by reference into this notice to the same extent as if fully set forth herein. We encourage you to carefully read this joint proxy statement/prospectus (including the annexes thereto) and any other documents incorporated by reference herein in their entirety.
If you have any questions regarding the accompanying joint proxy statement/prospectus, you may contact Innisfree M&A Incorporated, SouthState’s proxy solicitor, by calling toll-free at (877) 825-8964, or for banks and brokers, collect at (212) 750-5833.
By Order of the Board of Directors
John C. Corbett
Director and Chief Executive Officer
SouthState Corporation
July 16, 2024

Independent Bank Group, Inc.
7777 Henneman Way
McKinney, Texas 75070-1711
Notice of Special Meeting of Shareholders
To the Shareholders of Independent Bank Group, Inc.:
On May 17, 2024, Independent Bank Group, Inc. (“IBTX”) and SouthState Corporation (“SouthState”) entered into an Agreement and Plan of Merger (as amended from time to time, the “merger agreement”), a copy of which is attached as Annex A to the accompanying joint proxy statement/prospectus of which this notice is a part, pursuant to which IBTX will merge with and into SouthState (the “merger”).
NOTICE IS HEREBY GIVEN that a special meeting of holders of IBTX common stock (the “IBTX special meeting”) will be held virtually on August 14, 2024, at 10:30 a.m., Central Time (unless it is adjourned or postponed to a later date). The IBTX special meeting will be held exclusively online via webcast. You will be able to attend the IBTX special meeting by visiting www.virtualshareholdermeeting.com/IBTX2024SM (the “IBTX special meeting website”) and using the 16-digit control number included in your proxy card or the voting instruction form provided by your bank, broker, trustee, nominee or other holder of record if you hold your shares of IBTX common stock in “street name” (including through the Independent Bank Group 401(k) Profit Sharing Plan). You will be able to vote your shares electronically over the Internet during the meeting by logging in to the IBTX special meeting website and using the control number. We are pleased to notify you of, and invite you to, the IBTX special meeting.
At the IBTX special meeting, you will be asked to consider and vote on the following matters:
•
Proposal to approve the merger agreement and the transactions contemplated thereby, including the merger (the “IBTX merger proposal”);

•
Proposal to approve, on a non-binding, advisory basis, the compensation that may be paid or become payable to IBTX’s named executive officers that is based on or otherwise relates to the merger (the “IBTX compensation proposal”); and

•
Proposal to adjourn or postpone the IBTX special meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment or postponement, there are not sufficient votes to approve the IBTX merger proposal or to ensure that any supplement or amendment to the accompanying joint proxy statement/prospectus is timely provided to holders of IBTX common stock (the “IBTX adjournment proposal”).

The IBTX board of directors has fixed the close of business on July 11, 2024 as the record date for the IBTX special meeting. Only holders of record of IBTX common stock as of the close of business on the record date for the IBTX special meeting are entitled to notice of, and to vote at, the IBTX special meeting or any adjournment or postponement thereof.
The IBTX board of directors unanimously recommends that holders of IBTX common stock vote “FOR” the IBTX merger proposal, “FOR” the IBTX compensation proposal and “FOR” the IBTX adjournment proposal.
IBTX has determined that holders of IBTX common stock are not entitled to appraisal or dissenters’ rights with respect to the merger under Section 10.354 of the Texas Business Organizations Code.
Your vote is important, regardless of the number of shares you own. We cannot complete the transactions contemplated by the merger agreement unless the holders of IBTX common stock approve the IBTX merger proposal. The affirmative vote of the holders of at least two-thirds of the outstanding shares of IBTX common stock entitled to vote thereon at the IBTX special meeting is required to approve the IBTX merger proposal.
Each copy of the joint proxy statement/prospectus mailed to IBTX shareholders is accompanied by a form of proxy card with instructions for voting.

Whether or not you plan to attend the IBTX special meeting, we urge you to please promptly complete, sign, date and return the accompanying proxy card in the enclosed postage-paid envelope or authorize the individuals named on the accompanying proxy card to vote your shares by calling the toll-free telephone number or by using the Internet as described in the instructions included with the accompanying proxy card. If your shares are held in the name of a bank, broker, trustee (including through the Independent Bank Group 401(k) Profit Sharing Plan) or other nominee, please follow the instructions on the voting instruction card furnished by such bank, broker, trustee or other nominee.
The joint proxy statement/prospectus of which this notice is a part provides a detailed description of the merger agreement, the transactions contemplated thereby, including the merger, and the other matters to be considered at the IBTX special meeting. A summary of the merger agreement is included in the joint proxy statement/prospectus in the sections entitled “The Merger” and “The Transaction Agreements — Description of the Merger Agreement”, and a copy of the merger agreement is attached as Annex A to the joint/proxy statement prospectus, each of which are incorporated by reference into this notice to the same extent as if fully set forth herein. We encourage you to carefully read this joint proxy statement/prospectus (including the annexes thereto) and any other documents incorporated by reference herein in their entirety.
If you have any questions regarding the accompanying joint proxy statement/prospectus or need assistance with voting, you may contact Innisfree M&A Incorporated, IBTX’s proxy solicitor, by calling toll-free at (877) 750-0637, or for banks and brokers, collect at (212) 750-5833.
By Order of the IBTX Board of Directors,
David R. Brooks
Chairman and Chief Executive Officer
Independent Bank Group, Inc.
July 16, 2024

ADDITIONAL INFORMATION
As permitted by the rules of the Securities and Exchange Commission (the “SEC”), this joint proxy statement/prospectus incorporates important business and financial information about SouthState and IBTX from other documents that are not included in or delivered with this joint proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain the documents incorporated by reference in this document through the SEC website at http://www.sec.gov.
Copies of documents filed by SouthState with the SEC are available at the investor relations page of SouthState’s website, https://southstatecorporation.q4ir.com, and are also available to you free of charge upon your request in writing or by telephone to SouthState at the address and telephone number below. Copies of documents filed by IBTX with the SEC are available at the investor relations page of IBTX’s website, https://ir.ifinancial.com, and are also available to you free of charge upon your request in writing or by telephone to IBTX at the address and telephone number below.
• if you are a SouthState shareholder: SouthState Corporation 1101 First Street South Winter Haven, Florida 33880 (800) 277-2175 Attention: Corporate Secretary	• if you are an IBTX shareholder: Independent Bank Group, Inc. 7777 Henneman Way, Floor 4 McKinney, Texas 75070 (972) 562-9004 Attention: Corporate Secretary
You will not be charged for any of these documents that you request. To obtain timely delivery of these documents, you must make your request no later than five business days before the date of the applicable special meeting. This means that holders of SouthState common stock requesting documents must do so by August 7, 2024 in order to receive them before the SouthState special meeting, and holders of IBTX common stock requesting documents must do so by August 7, 2024 in order to receive them before the IBTX special meeting.
See the section entitled “Where You Can Find More Information” of the joint proxy statement/prospectus for further information. The contents of the websites of the SEC, SouthState and IBTX are not being incorporated into this proxy statement/prospectus. This information about how you can obtain certain documents that are being incorporated by reference into this joint proxy statement/prospectus at these websites is being provided only for your convenience.

ABOUT THIS JOINT PROXY STATEMENT/PROSPECTUS
This joint proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed with the SEC by SouthState, constitutes a prospectus of SouthState under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of SouthState common stock to be issued to holders of IBTX common stock pursuant to the merger agreement. This joint proxy statement/prospectus also constitutes a proxy statement of each of SouthState and IBTX under Section 14(a) the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This joint proxy statement/prospectus also constitutes a notice of meeting with respect to the SouthState special meeting and a notice of meeting with respect to the IBTX special meeting.
Except where the context otherwise indicates, information contained in, or incorporated by reference into, this document regarding IBTX has been provided by IBTX and information contained in, or incorporated by reference into, this document regarding SouthState has been provided by SouthState.
You should rely only on the information contained in, or incorporated by reference into, this joint proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated July 16, 2024, and you should assume that the information in this document is accurate only as of such date. You should assume that the information incorporated by reference into this document is accurate as of the date of such incorporated document. Neither the mailing of this joint proxy statement/prospectus to holders of SouthState common stock or holders of IBTX common stock nor the issuance by SouthState of shares of SouthState common stock in connection with the merger will create any implication to the contrary.
This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.
All currency amounts referenced in this proxy statement/prospectus are in U.S. dollars. In this joint proxy statement/prospectus, except as otherwise indicated or the context otherwise requires, references to:
“IBTX” refers to Independent Bank Group, Inc., a Texas corporation;
“IBTX Bank” refers to Independent Bank, a Texas chartered bank and wholly owned bank subsidiary of IBTX doing business as Independent Financial;
“IBTX board of directors” refers to the board of directors of IBTX;
“IBTX common stock” refers to the common stock, par value $0.01 per share, of IBTX;
“SouthState” refers to SouthState Corporation, a South Carolina corporation;
“SouthState Bank” refers to SouthState Bank, National Association, a national banking association and wholly owned bank subsidiary of SouthState;
“SouthState board of directors” refers to the board of directors of SouthState; and
“SouthState common stock” refers to the common stock, par value $2.50 per share, of SouthState.

i

ii

Page
MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER	128
Tax Consequences of the Merger Generally	128
Cash Instead of Fractional Shares	129
Information Reporting and Backup Withholding	129
DESCRIPTION OF SOUTHSTATE CAPITAL STOCK	130
SouthState Common Stock	130
SouthState Preferred Stock	130
Anti-Takeover Provisions	130
Limitation of Liability and Indemnification of Officers and Directors	132
Transfer Agent and Registrar	132
Listing	132
COMPARISON OF SHAREHOLDERS’ RIGHTS	133
LEGAL MATTERS	147
EXPERTS	148
DEADLINES FOR SUBMITTING SHAREHOLDER PROPOSALS	149
SouthState	149
IBTX	149
WHERE YOU CAN FIND MORE INFORMATION	150
Annex A Agreement and Plan of Merger by and between SouthState Corporation and Independent Bank Group, Inc. dated as of May 17, 2024	A-1
Annex B Support Agreement, by and among the shareholders listed on Schedule A attached thereto and Independent Bank Group, Inc., dated as of May 17, 2024	B-1
Annex C Form of Support Agreement, by and between the shareholder listed on Schedule A attached thereto and SouthState Corporation, dated as of May 17, 2024	C-1
Annex D Opinion of Raymond James & Associates, Inc.	D-1
Annex E Opinion of Keefe, Bruyette & Woods, Inc.	E-1
Annex F Condensed Consolidated Financial Information of SouthState Corporation and Independent Bank Group, Inc.	F-1

iii

QUESTIONS AND ANSWERS
The following are some questions that you may have about the merger and the SouthState special meeting or the IBTX special meeting, and brief answers to those questions. We urge you to read carefully the remainder of this joint proxy statement/prospectus because the information in this section does not provide all of the information that might be important to you with respect to the merger and the SouthState special meeting or the IBTX special meeting. Additional important information is also contained in the documents incorporated by reference into this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information”.
Q:
Why am I receiving this joint proxy statement/prospectus?

A:   You are receiving this joint proxy statement/prospectus because SouthState and IBTX have agreed to combine their companies through the merger of IBTX with and into SouthState (the “merger”), with SouthState as the surviving entity (the “surviving corporation” or “SouthState”, as the case may be). A copy of the Agreement and Plan of Merger, dated as of May 17, 2024, by and between IBTX and SouthState (as amended from time to time, the “merger agreement”) is attached as Annex A to this joint proxy statement/prospectus and is incorporated by reference herein. Following the completion of the merger, IBTX Bank will merge (the “bank merger” and, together with the merger, the “mergers”) with and into SouthState Bank, with SouthState Bank as the surviving bank (the “surviving bank”).
To complete the merger, among other things:
•
holders of SouthState common stock must approve the merger agreement and the transactions contemplated thereby, including the merger and the issuance of SouthState common stock to holders of IBTX common stock pursuant to the merger agreement (including for purposes of complying with NYSE Listing Rule 312.03, which requires approval of the issuance of shares of SouthState common stock in an amount that exceeds 20% of the currently outstanding shares of SouthState common stock) (the “SouthState merger proposal”); and

•
holders of IBTX common stock must approve the merger agreement and the transactions contemplated thereby, including the merger (the “IBTX merger proposal”).

SouthState is holding a special meeting of holders of SouthState common stock (the “SouthState special meeting”) to obtain approval of the SouthState merger proposal. Holders of SouthState common stock will also be asked to approve the proposal to adjourn or postpone the SouthState special meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment or postponement, there are not sufficient votes at the time of the SouthState special meeting to approve the SouthState merger proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to holders of SouthState common stock (the “SouthState adjournment proposal”).
The members of the SouthState board of directors have each entered into a support agreement with IBTX, a copy of which is attached as Annex B to this joint proxy statement/prospectus and is incorporated by reference herein, pursuant to which each member of the SouthState board of directors has agreed, among other things, to vote all of the shares of SouthState common stock of which he or she holds and has the power to vote or direct the voting (constituting approximately 0.6% of the issued and outstanding shares of SouthState common stock in the aggregate as of July 11, 2024, the record date for the SouthState special meeting) in favor of the SouthState merger proposal and certain other matters, on the terms and subject to the conditions set forth in the support agreement.
Holders of SouthState common stock are not entitled to appraisal or dissenters’ rights in connection with the merger.
IBTX is holding a special meeting of holders of IBTX common stock (the “IBTX special meeting”) to obtain approval of the IBTX merger proposal. Holders of IBTX common stock will also be asked (1) to approve, on a non-binding, advisory basis, the compensation that may be paid or become payable to IBTX’s named executive officers that is based on or otherwise relates to the merger (the “IBTX compensation proposal”) and (2) to approve the proposal to adjourn or postpone the IBTX special meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment or postponement, there are not sufficient votes to approve the IBTX merger proposal or to ensure that any supplement or amendment to the accompanying joint proxy statement/prospectus is timely provided to holders of IBTX common stock (the “IBTX adjournment proposal”).
The members of the IBTX board of directors and Vincent J. Viola, a shareholder of IBTX and the father of IBTX director Michael T. Viola, have each entered into a support agreement with SouthState, the form of which is attached as Annex C to this joint proxy statement/prospectus and is incorporated by reference herein, pursuant to which each has agreed, among other things, to vote all of the shares of IBTX common stock of which he or she holds and has the power to vote or direct the voting (constituting approximately 13.2% of the issued and outstanding shares of IBTX common stock in the aggregate as of July 11, 2024, the record date for the IBTX special meeting) in favor of the IBTX merger proposal and certain other matters, on the terms and subject to the conditions set forth in the applicable support agreement.
Holders of IBTX common stock are not entitled to appraisal or dissenters’ rights in connection with the merger.
This document is also a prospectus that is being delivered to holders of IBTX common stock because, in connection with the merger, SouthState is offering shares of SouthState common stock to holders of IBTX common stock.
This joint proxy statement/prospectus contains important information about the merger and the other proposals being voted on at the SouthState special meeting and the IBTX special meeting. You should read it carefully and in its entirety. The enclosed materials allow you to have your shares of common stock voted by proxy without attending your meeting. Your vote is important and we encourage you to submit your proxy as soon as possible.
Q:
What will happen in the merger?

A:   In the merger, IBTX will merge with and into SouthState. Each share of IBTX common stock issued and outstanding immediately prior to the effective time of the merger (the “effective time”) (other than certain shares held by SouthState or IBTX) will be converted into the right to receive 0.60 shares (the “exchange ratio” and such shares, the “merger consideration”) of SouthState common stock. After completion of the merger, IBTX will cease to exist, will no longer be a public company, and IBTX common stock will be delisted from the NASDAQ Global Select Market (the “NASDAQ”), will be deregistered under the Exchange Act, and will cease to be publicly traded. Holders of SouthState common stock will continue to own their existing shares of SouthState common stock. See the information provided in the section entitled “The Transaction Agreements — Description of the Merger Agreement — Structure of the Merger” and the merger agreement for more information about the merger.
Q:
When and where will each of the special meetings take place?

A:   The SouthState special meeting will be held in person at Kimpton Vero Beach Hotel & Spa, 3500 Ocean Dr., Vero Beach, FL 32963 on August 14, 2024 at 11:30 a.m., Eastern Time.
The IBTX special meeting will be held virtually at 10:30 a.m., Central Time on August 14, 2024. You will be able to attend the IBTX special meeting by visiting www.virtualshareholdermeeting.com/IBTX2024SM (the “IBTX special meeting website”) and using the 16-digit control number included in your proxy card or the voting instruction form provided by your bank, broker, trustee, nominee or other holder of record if you hold your shares of IBTX common stock in “street name” (including through the Independent Bank Group 401(k) Profit Sharing Plan).
Even if you plan to attend your respective company’s special meeting, SouthState and IBTX recommend that you vote your shares in advance as described below so that your vote will be counted if you later decide not to or become unable to attend the applicable special meeting. Shares held in “street name” may be voted at the special meeting by you only if you obtain a signed legal proxy from your bank, broker, trustee or other nominee giving you the right to vote the shares.

Q:
What matters will be considered at each of the special meetings?

A:   At the SouthState special meeting, holders of SouthState common stock will be asked to consider and vote on the following proposals:
•
The SouthState merger proposal.   Approval of the merger agreement and the transactions contemplated thereby, including the merger and the issuance of SouthState common stock to holders of IBTX common stock pursuant to the merger agreement (including for purposes of complying with NYSE Listing Rule 312.03 which requires approval of the issuance of shares of SouthState common stock in an amount that exceeds 20% of the currently outstanding shares of SouthState common stock).

•
The SouthState adjournment proposal.   Approval of the adjournment or postponement of the SouthState special meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment or postponement, there are not sufficient votes at the time of the SouthState special meeting to approve the SouthState merger proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to holders of SouthState common stock.

In order to complete the merger, among other things, holders of SouthState common stock must approve the SouthState merger proposal. The SouthState adjournment proposal is not a condition to the obligations of SouthState to complete the merger.
At the IBTX special meeting, holders of IBTX common stock will be asked to consider and vote on the following proposals:
•
The IBTX merger proposal.   Approval of the merger agreement and the transactions contemplated thereby, including the merger.

•
The IBTX compensation proposal.   Approval, on a non-binding, advisory basis, of the compensation that may be paid or become payable to IBTX’s named executive officers that is based on or otherwise relates to the merger.

•
The IBTX adjournment proposal.   Approval of the adjournment or postponement of the IBTX special meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment or postponement, there are not sufficient votes to approve the IBTX merger proposal or to ensure that any supplement or amendment to the accompanying joint proxy statement/prospectus is timely provided to holders of IBTX common stock.

In order to complete the merger, among other things, holders of IBTX common stock must approve the IBTX merger proposal. Neither the IBTX compensation proposal nor the IBTX adjournment proposal are conditions to the obligations of IBTX to complete the merger.
Q:
What will holders of IBTX common stock receive in the merger?

A:   In the merger, holders of IBTX common stock will receive 0.60 shares of SouthState common stock for each share of IBTX common stock held immediately prior to the completion of the merger (other than certain shares held by SouthState or IBTX). SouthState will not issue any fractional shares of SouthState common stock in the merger. Holders of IBTX common stock who would otherwise be entitled to a fractional share of SouthState common stock in the merger will instead receive an amount in cash (rounded to the nearest cent) determined by multiplying the average of the closing-sale prices per share of SouthState common stock on the New York Stock Exchange (“NYSE”) as reported by The Wall Street Journal for the consecutive period of five full trading days immediately preceding (but not including) the day on which the merger is completed (or, if not reported therein, in another authoritative source mutually agreed upon by IBTX and SouthState) (the “SouthState closing share value”) by the fraction of a share (rounded to the nearest thousandth when expressed in decimal form) of SouthState common stock that such shareholder would otherwise be entitled to receive.

Q:
What will holders of SouthState common stock receive in the merger?

A:   In the merger, holders of SouthState common stock will not receive any consideration, and their shares of SouthState common stock will remain outstanding and will constitute shares of the surviving corporation. Following the merger, shares of SouthState common stock will continue to be listed on the NYSE.
Q:   Will the value of the merger consideration change between the date of this joint proxy statement/ prospectus and the time the merger is completed?
A:   Yes. Although the number of shares of SouthState common stock that holders of IBTX common stock will receive is fixed, the value of the merger consideration will fluctuate between the date of this joint proxy statement/prospectus and the completion of the merger based upon the market value for SouthState common stock. Any fluctuation in the market price of SouthState common stock after the date of this joint proxy statement/prospectus will change the value of the shares of SouthState common stock that holders of IBTX common stock will receive. Neither SouthState nor IBTX is permitted to terminate the merger agreement as a result, in and of itself, of any increase or decrease in the market price of SouthState common stock or IBTX common stock.
Q:
How will the merger affect IBTX equity awards?

A:   At the effective time, subject to all required withholding taxes:
•
each outstanding restricted stock award in respect of shares of IBTX common stock (a “IBTX Restricted Share Award”) will be fully vested, cancelled and converted into the right to receive a number of shares of SouthState common stock equal to the product (rounded to the nearest whole number) of (i) the number of shares of IBTX common stock subject to such IBTX Restricted Share Award immediately prior to the effective time multiplied by (ii) the exchange ratio; and

•
each outstanding performance restricted stock unit award with respect to shares of IBTX common stock (a “IBTX PSU Award”) will be fully vested, cancelled and converted into the right to receive (i) a number of shares of SouthState common stock equal to the product (rounded to the nearest whole number) of (x) the number of shares of IBTX common stock subject to such IBTX PSU Award immediately prior to the effective time based on the higher of target performance and actual performance through the effective time as reasonably determined by the compensation committee of the IBTX board of directors multiplied by (y) the exchange ratio, plus (ii) a cash payment in respect of any accrued but unpaid dividend equivalents on such IBTX PSU Award.

Q:
How does the SouthState board of directors recommend that I vote at the SouthState special meeting?

A:   The SouthState board of directors unanimously recommends that you vote “FOR” the SouthState merger proposal and “FOR” the SouthState adjournment proposal.
In considering the recommendations of the SouthState board of directors, holders of SouthState common stock should be aware that SouthState directors and executive officers may have interests in the merger that are different from, or in addition to, the interests of holders of SouthState common stock generally. For a more complete description of these interests, see the information provided in the section entitled “The Merger — Interests of SouthState Directors and Executive Officers in the Merger”.
Q:
How does the IBTX board of directors recommend that I vote at the IBTX special meeting?

A:   The IBTX board of directors unanimously recommends that you vote “FOR” the IBTX merger proposal, “FOR” the IBTX compensation proposal and “FOR” the IBTX adjournment proposal.
In considering the recommendation of the IBTX board of directors with respect to the merger, IBTX shareholders should be aware that the directors and executive officers of IBTX may have certain interests in the merger that are different from, or in addition to, the interests of IBTX shareholders generally. The IBTX board of directors was aware of these interests and considered them, among other matters, in making its recommendation that IBTX shareholders vote to approve the merger proposal, the merger-related compensation proposal and the adjournment proposal. For a more complete description of these interests, see the information provided in the section entitled “The Merger — Interests of IBTX Directors and Executive Officers in the Merger”.
Q:
Who is entitled to vote at the SouthState special meeting?

A:   The record date for the SouthState special meeting is July 11, 2024. All holders of SouthState common stock who held shares at the close of business on the record date for the SouthState special meeting are entitled to receive notice of, and to vote at, the SouthState special meeting.
Each holder of SouthState common stock is entitled to cast one vote on each matter properly brought before the SouthState special meeting for each share of SouthState common stock that such holder owned of record as of the record date. As of the close of business on the record date for the SouthState special meeting, there were 76,210,861 outstanding shares of SouthState common stock. Physical attendance at the special meeting is not required to vote. See below and the section entitled “The SouthState Special Meeting — Proxies” for instructions on how to vote your shares without attending the SouthState special meeting.
Q:
Who is entitled to vote at the IBTX special meeting?

A:   The record date for the IBTX special meeting is July 11, 2024. All holders of IBTX common stock who held shares at the close of business on the record date for the IBTX special meeting are entitled to receive notice of, and to vote at, the IBTX special meeting.
Each holder of IBTX common stock is entitled to cast one vote on each matter properly brought before the IBTX special meeting for each share of IBTX common stock that such holder owned of record as of the record date. As of the close of business on the record date for the IBTX special meeting, there were 41,381,165 outstanding shares of IBTX common stock. Virtual attendance at the special meeting is not required to vote. See below and the section entitled “The IBTX Special Meeting — Proxies” for instructions on how to vote your shares without attending the IBTX special meeting.
Q:
What constitutes a quorum for the SouthState special meeting?

A:   Holders of a majority of the outstanding shares of SouthState common stock entitled to vote at the SouthState special meeting, present in person or represented by proxy, will be necessary to constitute a quorum for the transaction of business at the SouthState special meeting. In the event that a quorum is not present at the SouthState special meeting, the affirmative vote of holders of at least a majority of the outstanding shares of SouthState common stock present in person or represented by proxy may adjourn the SouthState special meeting to a later date and time (subject to applicable law and compliance with the terms of the SouthState articles of incorporation and bylaws). If you fail to submit a proxy or to vote in person at the SouthState special meeting, or fail to instruct your bank, broker, trustee or other nominee how to vote, your shares of SouthState common stock will not be counted towards a quorum. Abstentions are considered present for purposes of establishing a quorum.
Q:
What constitutes a quorum for the IBTX special meeting?

A:   Holders of at least a majority of the outstanding shares of IBTX common stock must be represented at the IBTX special meeting to constitute a quorum for the transaction of business at the IBTX special meeting. Abstentions are considered present for purposes of establishing a quorum. If you fail to submit a proxy or to vote at the IBTX special meeting, or fail to instruct your bank, broker, trustee or other nominee how to vote, your shares of IBTX common stock will not be counted towards a quorum. Under IBTX’s bylaws, if a quorum is not present at the IBTX special meeting, the holders of a majority of the votes entitled to be cast by the holders of IBTX common stock, present in person (virtually) or represented by proxy, at the IBTX special meeting may adjourn the IBTX special meeting without notice other than announcement at the IBTX special meeting, until a quorum is present or represented, if the time and place to which the meeting is adjourned is announced at the IBTX special meeting, unless the adjournment is for more than 30 days or, after adjournment, a new record date is fixed for the adjourned meeting.

Q:   If my shares of common stock are held in “street name” by my bank, broker, trustee or other nominee, will my bank, broker, trustee or other nominee vote my shares for me?
A:   If you hold your shares in a stock brokerage account or if your shares are held by a bank, broker, trustee or other nominee (that is, in “street name”) and fail to give voting instructions, your bank, broker, trustee or other nominee will not vote those shares. This applies to shares of both SouthState common stock and IBTX common stock.
Please follow the voting instructions provided by your broker, bank, trustee or other nominee. Please note that you may not vote shares held in street name by returning a proxy card directly to SouthState or IBTX or by voting in person (physically or virtually, as applicable) at either special meeting unless you provide a “legal proxy”, which you must obtain from your bank, broker, trustee or other nominee. Further, brokers who hold shares of SouthState common stock or IBTX common stock may not give a proxy to SouthState or IBTX to vote those shares on any of the SouthState proposals or any of the IBTX proposals without specific instructions from their customers.
Q:
What vote is required for the approval of each proposal at the SouthState special meeting?

A:   Proposal 1: SouthState merger proposal.   Approval of the SouthState merger proposal requires the affirmative vote of at least two-thirds of the votes entitled to be cast on the merger agreement. If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote in person at the SouthState special meeting or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the SouthState merger proposal, it will have the same effect as a vote “AGAINST” the SouthState merger proposal.
Proposal 2: SouthState adjournment proposal.   Approval of the SouthState adjournment proposal requires the votes cast by shareholders of SouthState in favor of the proposal to exceed the votes cast by shareholders of SouthState against the proposal at the SouthState special meeting. If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote at the SouthState special meeting or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the SouthState adjournment proposal, it will have no effect on the SouthState adjournment proposal.
The members of the SouthState board of directors have entered into a support agreement with IBTX, a copy of which is attached as Annex B to this joint proxy statement/prospectus and is incorporated by reference herein, pursuant to which each member of the SouthState board of directors has agreed, among other things, to vote all of the shares of SouthState common stock of which he or she holds and has the power to vote or direct the voting (constituting approximately 0.6% of the issued and outstanding shares of SouthState common stock in the aggregate as of July 11, 2024, the record date for the SouthState special meeting) in favor of the SouthState merger proposal and certain other matters, on the terms and subject to the conditions set forth in the applicable support agreement.
Q:
What vote is required for the approval of each proposal at the IBTX special meeting?

A:   Proposal 1: IBTX merger proposal.   Approval of the IBTX merger proposal requires the affirmative vote of the holders of at least two-thirds of the outstanding shares of IBTX common stock entitled to vote thereon. Shares of IBTX common stock not present, and shares present and not voted, whether by broker non-vote, abstention or otherwise, will have the same effect as votes cast “AGAINST” the IBTX merger proposal.
Proposal 2: The IBTX compensation proposal.   Approval of the IBTX compensation proposal requires the affirmative vote of a majority of the votes cast by the holders of IBTX common stock entitled to vote, present in person (virtually) or represented by proxy at the IBTX special meeting. For these purposes (and for purposes of the IBTX adjournment proposal described below), a majority of the votes cast means that the votes cast in favor of the matter exceed the votes cast against the matter. If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote in person (virtually) at the IBTX special meeting or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the IBTX compensation proposal, you will not be deemed to have cast a vote with respect to the IBTX compensation proposal and it will have no effect on the IBTX compensation proposal.

Proposal 3: The IBTX adjournment proposal.   Approval of the IBTX adjournment proposal requires the affirmative vote of a majority of votes cast by the holders of IBTX common stock entitled to vote, present in person (virtually) or represented by proxy at the IBTX special meeting. If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote in person (virtually) at the IBTX special meeting or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the IBTX adjournment proposal, you will not be deemed to have cast a vote with respect to the IBTX adjournment proposal and it will have no effect on the IBTX adjournment proposal.
The members of the IBTX board of directors and Vincent J. Viola, a shareholder of IBTX and the father of IBTX director Michael T. Viola, have each entered into a support agreement with SouthState, the form of which is attached as Annex C to this joint proxy statement/prospectus and is incorporated by reference herein, pursuant to which each has agreed, among other things, to vote all of the shares of IBTX common stock of which he or she holds and has the power to vote or direct the voting (constituting approximately 13.2% of the issued and outstanding shares of IBTX common stock in the aggregate as of July 11, 2024, the record date for the IBTX special meeting) in favor of the IBTX merger proposal and certain other matters, on the terms and subject to the conditions set forth in the applicable support agreement.
Q:
What if I hold shares in both SouthState and IBTX?

A:   If you hold shares of both SouthState common stock and IBTX common stock, you will receive two separate packages of proxy materials. A vote cast as a holder of SouthState common stock will not count as a vote cast as a holder of IBTX common stock, and a vote cast as a holder of IBTX common stock will not count as a vote cast as a holder of SouthState common stock. Therefore, please submit separate proxies for your shares of SouthState common stock and your shares of IBTX common stock.
Q:
Why am I being asked to consider and vote on the IBTX compensation proposal?

A:   Under SEC rules, IBTX is required to seek a non-binding, advisory vote with respect to the compensation that may be paid or become payable to IBTX’s named executive officers that is based on or otherwise relates to the merger.
Q:   What happens if the holders of IBTX common stock do not approve, by non-binding, advisory vote, the compensation proposal?
A:   The vote on the IBTX compensation proposal is separate and apart from the votes to approve the other proposals being presented at the IBTX special meeting. Because the vote on the IBTX compensation proposal is advisory only, it will not be binding upon IBTX, SouthState, or the surviving corporation or affect the mergers or their obligation to pay or provide the compensation contemplated by the compensation agreements and arrangements. Accordingly, the merger-related compensation will be paid to IBTX’s named executive officers to the extent payable in accordance with the terms of their compensation agreements and arrangements even if the holders of IBTX common stock do not approve the IBTX compensation proposal.
Q: How can I vote my shares at my respective special meeting?
A:   Record holders.   Shares held directly in your name as the holder of record of SouthState common stock may be voted in person at the SouthState special meeting. If you choose to vote your shares in person at the SouthState special meeting, please bring your enclosed proxy card and proof of identification. Shares held directly in your name as the holder of record of IBTX common stock may be voted virtually at the IBTX special meeting. You will be able to attend the IBTX special meeting by visiting www.virtualshareholdermeeting.com/IBTX2024SM (the “IBTX special meeting website”) and using the 16-digit control number included in your proxy card.
Shares in “street name”.   Shares held in a brokerage or other account in “street name” may be voted in person at the SouthState special meeting by you only if you obtain a signed legal proxy from your bank, broker, trustee or other nominee giving you the right to vote the shares. If you choose to vote your shares in street name in person at the SouthState special meeting, please bring that signed legal proxy along with proof of identification. Shares held in a brokerage or other account in “street name” may be voted in person

(virtually) at the IBTX special meeting by visiting the IBTX special meeting website and using the 16-digit control number included in your proxy card or the voting instruction form provided by your bank, broker, trustee, nominee or other holder of record.
Even if you plan to attend the SouthState special meeting or the IBTX special meeting, as applicable, SouthState and IBTX recommend that you vote your shares in advance as described below so that your vote will be counted if you later decide not to or become unable to attend the respective special meeting.
Additional information on attending the special meetings can be found under the section entitled “The SouthState Special Meeting” and under the section entitled “The IBTX Special Meeting”.
Q:
How can I vote my shares without attending my respective special meeting?

A:   Whether you hold your shares directly as the holder of record of SouthState common stock or IBTX common stock or beneficially in “street name”, you may direct your vote by proxy without attending the SouthState special meeting or the IBTX special meeting, as applicable.
If you are a record holder of SouthState common stock or IBTX common stock, you can vote by proxy over the Internet, by telephone or by mail by following the instructions provided in the enclosed proxy card. Please note that if you hold shares beneficially in “street name”, you should follow the voting instructions provided by your bank, broker, trustee or other nominee.
If you intend to submit your proxy by telephone or via the Internet, you must do so by 11:59 p.m., Eastern Time, on the day before your respective company’s special meeting. If you intend to submit your proxy by mail, your completed proxy card must be received prior to your respective company’s special meeting.
Additional information on voting procedures can be found under the section entitled “The SouthState Special Meeting” and under the section entitled “The IBTX Special Meeting”.
Q:
What do I need to do now?

A:   After carefully reading and considering the information contained in this joint proxy statement/ prospectus, please vote as soon as possible. If you hold shares of SouthState common stock or IBTX common stock, please respond by completing, signing and dating the accompanying proxy card and returning it in the enclosed postage-paid envelope, or by submitting your proxy by telephone or through the Internet, as soon as possible so that your shares may be represented at your meeting. Please note that if you hold shares beneficially in “street name”, you should follow the voting instructions provided by your bank, broker, trustee or other nominee.
Q:
Why is my vote important?

A:   If you do not vote, it will be more difficult for SouthState or IBTX to obtain the necessary quorum to hold its special meeting. In addition, your failure to submit a proxy or vote at the respective special meeting, or failure to instruct your bank, broker, trustee or other nominee how to vote, will have the same effect as a vote “AGAINST” the SouthState merger proposal and the IBTX merger proposal, as applicable, and an abstention will have the same effect as a vote “AGAINST” the SouthState merger proposal and the IBTX merger proposal, as applicable.
Approval of the SouthState merger proposal requires the affirmative vote of at least two-thirds of the votes entitled to be cast on the merger agreement by the holders of SouthState common stock. Approval of the IBTX merger proposal requires the affirmative vote of the holders of at least two-thirds of the outstanding shares of IBTX common stock entitled to vote on the merger agreement. Approval of the SouthState adjournment proposal requires the votes cast by shareholders of SouthState in favor of the proposal to exceed the votes cast by shareholders of SouthState against the proposal at the SouthState special meeting. Approval of the IBTX compensation proposal requires the affirmative vote of a majority of the votes cast by the holders of IBTX common stock entitled to vote and present in person (virtually) or represented by proxy at the IBTX special meeting. Approval of the IBTX adjournment proposal requires the affirmative vote of a majority of votes cast by the holders of IBTX common stock entitled to vote, present in person (virtually) or represented by proxy at the IBTX special meeting. The SouthState board of directors unanimously recommends that you vote “FOR” the SouthState merger proposal and “FOR” the SouthState adjournment proposal. The IBTX board of directors unanimously recommends that you vote “FOR” the IBTX merger proposal, “FOR” the IBTX compensation proposal and “FOR” the IBTX adjournment proposal.
Q:
Can I change my vote after I have delivered my proxy or voting instruction card?

A:   Yes. You can change your vote at any time before your proxy is voted at your respective special meeting. You can do this by:
•
timely delivery of a written notice of revocation of your proxy to the corporate secretary of SouthState or IBTX, as applicable;

•
signing and returning a subsequently dated proxy card by 11:59 p.m. Eastern Time on the day before the applicable special meeting;

•
for SouthState common shareholders, attending the SouthState special meeting in person, notifying the corporate secretary and voting by ballot at the special meeting;

•
for IBTX common shareholders, attending and voting virtually at the IBTX special meeting; or

•
voting by telephone or the Internet at a later time.

If your shares are held by a broker, bank, trustee or other nominee, you should contact your broker, bank, trustee or other nominee to change your vote.
Q:   Will SouthState be required to submit the SouthState merger proposal to its shareholders even if the SouthState board of directors has withdrawn, modified or qualified its recommendation?
A:   Yes. Unless the merger agreement is terminated before the SouthState special meeting, SouthState is required to submit the SouthState merger proposal to its shareholders even if the SouthState board of directors has withdrawn or modified its recommendation.
Q:   Will IBTX be required to submit the IBTX merger proposal to its shareholders even if the IBTX board of directors has withdrawn, modified or qualified its recommendation?
A:   Yes. Unless the merger agreement is terminated before the IBTX special meeting, IBTX is required to submit the IBTX merger proposal to its shareholders even if the IBTX board of directors has withdrawn or modified its recommendation.
Q:   What happens if I sell my shares of SouthState common stock or IBTX common stock after the record date but before the date of the SouthState special meeting or the IBTX special meeting?
A:   The record date of the SouthState special meeting and the IBTX special meeting is earlier than the date of the SouthState special meeting and the IBTX special meeting and the date that the merger is expected to be completed. If you transfer your shares of SouthState common stock or IBTX common stock after the applicable record date but before the date of the SouthState special meeting or the IBTX special meeting, as applicable, you will retain your right to vote at the SouthState special meeting or the IBTX special meeting, as applicable, but holders of IBTX common stock will not have the right to receive the merger consideration to be received by the holders of IBTX common stock in the merger with respect to any shares of IBTX common stock transferred after the record date but prior to the IBTX special meeting. In order to receive the merger consideration, you must hold your shares of IBTX common stock through the effective time.
Q:
Are holders of SouthState common stock entitled to appraisal or dissenters’ rights?

A:   No. Holders of SouthState common stock are not entitled to appraisal or dissenters’ rights under the South Carolina Business Corporation Act of 1988, as amended (the “SCBCA”). For more information, see the section entitled “The Merger — Appraisal or Dissenters’ Rights in the Merger”.

Q:
Are holders of IBTX common stock entitled to appraisal or dissenters’ rights?

A:   No. Holders of IBTX common stock are not entitled to appraisal or dissenters’ rights under the Texas Business Organizations Code, as amended (the “TBOC”). For more information, see the section entitled “The Merger — Appraisal or Dissenters’ Rights in the Merger”.
Q:   Are there any risks that I should consider in deciding whether to vote for the approval of the SouthState merger proposal or the IBTX merger proposal, or the other proposals to be considered at the SouthState special meeting and the IBTX special meeting, respectively?
A:   Yes. You should read and carefully consider the risk factors set forth in the section entitled “Risk Factors”. You also should read and carefully consider the risk factors of SouthState and IBTX contained in the documents that are incorporated by reference into this joint proxy statement/prospectus.
Q:   What are the material U.S. federal income tax consequences of the merger to holders of IBTX common stock?
A:   The merger has been structured to qualify as a reorganization for federal income tax purposes, and it is a condition to our respective obligations to complete the merger that SouthState and IBTX each receive a legal opinion to the effect that the merger will so qualify. Assuming the receipt and accuracy of these opinions, holders of IBTX common stock generally will not recognize any gain or loss for U.S. federal income tax purposes on the exchange of their IBTX common stock for SouthState common stock in the merger, except for any gain or loss that may result from the receipt of cash instead of a fractional share of SouthState common stock. You should be aware that the tax consequences to you of the merger may depend upon your own situation. In addition, you may be subject to state, local or foreign tax laws that are not discussed in this joint proxy statement/prospectus. You should therefore consult with your own tax advisor for a full understanding of the tax consequences to you of the merger. For a more complete discussion of the material U.S. federal income tax consequences of the merger, see the section entitled “Material U.S. Federal Income Tax Consequences of the Merger”.
Q:   When is the merger expected to be completed?
A:   SouthState and IBTX expect the merger to close by the end of the first quarter of 2025. However, neither SouthState nor IBTX can predict the actual date on which the merger will be completed, or if the merger will be completed at all, because completion is subject to conditions and factors outside the control of both companies. SouthState and IBTX must first obtain the approval of holders of SouthState common stock and holders of IBTX common stock for the merger proposals, as well as obtain necessary regulatory approvals and satisfy certain other closing conditions.
Q:
What are the conditions to completion of the merger?

A:   The obligations of SouthState and IBTX to complete the merger are subject to the satisfaction or waiver of certain closing conditions contained in the merger agreement, including the receipt of required regulatory approvals and the expiration of statutory waiting periods without the imposition of any materially burdensome regulatory condition, tax opinions, approval by holders of SouthState common stock of the SouthState merger proposal and approval by holders of IBTX common stock of the IBTX merger proposal. For more information, see the section entitled “The Transaction Agreements — Description of the Merger Agreement — Conditions to Completion of the Merger”.
Q:
What happens if the merger is not completed?

A:   If the merger is not completed, holders of IBTX common stock will not receive any consideration for their shares of IBTX common stock in connection with the merger. Instead, IBTX will remain an independent public company, IBTX common stock will continue to be listed on the NASDAQ, and SouthState will not complete the issuance of shares of SouthState common stock pursuant to the merger agreement. In addition, if the merger agreement is terminated in certain circumstances, a termination fee of $186,000,000 may be payable by SouthState to IBTX or a termination fee of $60,915,000 may be payable by IBTX to SouthState, as applicable. See the section entitled “The Transaction Agreements — Description of the Merger

Agreement — Termination Fee” for a more detailed discussion of the circumstances under which a termination fee will be required to be paid.
Q:
Should I send in my stock certificates now?

A:   No. Please do not send in your stock certificates with your proxy. After the merger is completed, an exchange agent mutually agreed upon by SouthState and IBTX (the “exchange agent”) will send you instructions for exchanging IBTX stock certificates for the consideration to be received in the merger. See the section entitled “The Transaction Agreements — Description of the Merger Agreement — Conversion of Shares; Exchange of IBTX Stock Certificates”.
Q:   What should I do if I receive more than one set of voting materials for the same special meeting?
A:   If you hold shares of SouthState common stock or IBTX common stock in “street name” and also directly in your name as a holder of record or otherwise or if you hold shares of SouthState common stock or IBTX common stock in more than one brokerage account, you may receive more than one set of voting materials relating to the same special meeting.
Record holders.   For shares held directly, please complete, sign, date and return each proxy card (or cast your vote by telephone or Internet as provided on each proxy card) or otherwise follow the voting instructions provided in this joint proxy statement/prospectus in order to ensure that all of your shares of SouthState common stock or IBTX common stock are voted.
Shares in “street name”.   For shares held in “street name” through a bank, broker, trustee or other nominee, you should follow the procedures provided by your bank, broker, trustee or other nominee to vote your shares.
Q:
Who can help answer my questions?

A:   SouthState shareholders:   If you have any questions about the merger or how to submit your proxy or voting instruction card, or if you need additional copies of this document or the enclosed proxy card or voting instruction card, you should contact Beth DeSimone, Corporate Secretary, at 1101 First Street South, Winter Haven, Florida 33880, Telephone: (863) 293-4710, E-mail: bdesimone@southstatebank.com, or SouthState’s proxy solicitor, Innisfree M&A Incorporated (“Innisfree”), at 501 Madison Avenue, 20th Floor, New York, New York 10022, Telephone (toll-free): (877) 825-8964, Banks and Brokers (collect): (212) 750-5833.
IBTX shareholders:   If you have any questions about the merger or how to submit your proxy or voting instruction card, or if you need additional copies of this document or the enclosed proxy card or voting instruction card, you should contact IBTX’s corporate secretary at 7777 Henneman Way, McKinney, Texas 75070, or IBTX’s proxy solicitor, Innisfree, at 501 Madison Avenue, 20th Floor, New York, New York 10022, Telephone (toll-free): (877) 750-0637, Banks and Brokers (collect): (212) 750-5833.

SUMMARY
This summary highlights selected information in this joint proxy statement/prospectus and may not contain all of the information that is important to you. You should carefully read this entire joint proxy statement/prospectus and the other documents we refer you to for a more complete understanding of the matters being considered at the special meetings. In addition, we incorporate by reference important business and financial information about SouthState and IBTX into this joint proxy statement/prospectus. You may obtain the information incorporated by reference into this joint proxy statement/prospectus without charge by following the instructions in the section entitled “Where You Can Find More Information” of this joint proxy statement/prospectus.
The Parties to the Merger (pages 56 and 57)
SouthState Corporation
SouthState is a financial holding company headquartered in Winter Haven, Florida, that incorporated under the laws of South Carolina in 1985. SouthState provides a wide range of banking services and products to its customers through its wholly-owned bank subsidiary, SouthState Bank, National Association, a national banking association, from its headquarters branch in Winter Haven, Florida and, as of December 31, 2023, a 251-branch network located throughout Florida, South Carolina, Alabama, Georgia, North Carolina, and Virginia. As of March 31, 2024, SouthState had approximately $45.1 billion in assets, $32.7 billion in loans, $37.2 billion in deposits and $5.5 billion in shareholders’ equity.
SouthState common stock is traded on the NYSE under the symbol “SSB”. SouthState’s principal executive office is located at 1101 First Street South, Suite 202, Winter Haven, Florida 33880 and its telephone number is (863) 293-4710.
Independent Bank Group, Inc.
IBTX is a registered bank holding company headquartered in McKinney, Texas, which is located in the northern portion of the Dallas-Fort Worth metropolitan area. IBTX was organized as a Texas corporation on September 20, 2002. IBTX, through its wholly-owned bank subsidiary, Independent Bank, a Texas state chartered bank, doing business as Independent Financial (“IBTX Bank”), provides a wide range of relationship-driven commercial banking products and services tailored to meet the needs of businesses, professionals and individuals. IBTX operates branches and offices in the Dallas/North Texas area, including McKinney, Dallas, Fort Worth, and Sherman/Denison, the Austin/Central Texas area, including Austin, San Antonio and Waco, the Houston metropolitan area and along the Colorado Front Range area, including Denver, Colorado Springs and Fort Collins. As of March 31, 2024, IBTX had consolidated total assets of $18.9 billion, total loans of $14.5 billion, total deposits of $15.7 billion and total consolidated shareholders’ equity of $2.4 billion.
IBTX common stock is traded on the NASDAQ under the symbol “IBTX”. IBTX’s principal executive office is located at 7777 Henneman Way, McKinney, Texas 75070 and its telephone number is (972) 562-9004.
The Merger and the Merger Agreement (pages 58 and 106)
The terms and conditions of the merger are contained in the merger agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus. You are encouraged to read the merger agreement carefully and in its entirety, as it is the primary legal document that governs the merger.
Structure of the Merger
Subject to the terms and conditions of the merger agreement, at the completion of the merger, IBTX will merge with and into SouthState, with SouthState continuing as the surviving corporation. Following the completion of the merger, IBTX Bank will merge with and into SouthState Bank, with SouthState Bank continuing as the surviving bank in the bank merger. Following the merger, IBTX common stock will be delisted from the NASDAQ and deregistered under the Exchange Act and will cease to be publicly traded.

Prior to the completion of the merger, SouthState and IBTX may, by mutual agreement, change the method or structure of effecting the combination of SouthState and IBTX if and to the extent they both deem such change to be necessary, appropriate or desirable; provided that (unless the merger agreement is so amended in accordance with the terms thereof) no such change may (1) alter or change the exchange ratio or the number of shares of SouthState common stock received by holders of IBTX common stock in exchange for each share of IBTX common stock, (2) adversely affect the tax treatment of IBTX’s shareholders or SouthState’s shareholders pursuant to the merger agreement, (3) adversely affect the tax treatment of IBTX or SouthState pursuant to the merger agreement or (4) materially impede or delay the completion of the transactions contemplated by the merger agreement in a timely manner.
Merger Consideration
In the merger, holders of IBTX common stock will receive 0.60 shares of SouthState common stock for each share of IBTX common stock they hold immediately prior to the effective time. SouthState will not issue any fractional shares of SouthState common stock in the merger. Holders of IBTX common stock who would otherwise be entitled to a fraction of a share of SouthState common stock in the merger will instead receive, for the fraction of a share, an amount in cash (rounded to the nearest cent) based on the SouthState closing share value.
SouthState common stock is listed on the NYSE under the symbol “SSB”, and IBTX common stock is listed on the NASDAQ under the symbol “IBTX”. The following table shows the closing sale prices of SouthState common stock as reported on the NYSE on May 17, 2024 and IBTX common stock as reported on the NASDAQ on May 17, 2024, the last full trading day before the public announcement of the merger agreement, and on July 11, 2024, the last practicable trading day before the date of this joint proxy statement/prospectus. This table also shows the implied value of the merger consideration to be issued in exchange for each share of IBTX common stock, which was calculated by multiplying the closing price of SouthState common stock on those dates by the exchange ratio of 0.60.
	SouthState Common Stock	IBTX Common Stock	Implied Value of One Share of IBTX Common Stock
May 17, 2024	$80.85	$43.94	$48.51
July 11, 2024	$82.55	$49.32	$49.53
For more information on the exchange ratio, see the sections entitled “The Merger — Terms of the Merger” and “The Transaction Agreements — Description of the Merger Agreement — Merger Consideration”.
Treatment of IBTX Equity Awards (page 108)
At the effective time, each outstanding IBTX Restricted Share Award and each outstanding IBTX PSU Award will be fully vested, cancelled and converted into the right to receive a number of shares of SouthState common stock equal to the product (rounded to the nearest whole number) of, subject to all required withholding taxes, (i) the number of shares of IBTX common stock subject to such award immediately prior to the effective time (with outstanding IBTX PSU Awards based on the higher of target performance and actual performance through the effective time as reasonably determined by the compensation committee of the IBTX board of directors) multiplied by (ii) the exchange ratio. Holders of IBTX PSU Awards will also receive cash in respect of any accrued but unpaid dividend equivalents on the IBTX PSU Awards.
Material U.S. Federal Income Tax Consequences of the Merger (page 128)
The merger has been structured to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and it is a condition to our respective obligations to complete the merger that SouthState and IBTX each receive a legal opinion to the effect that the merger will so qualify. Assuming the receipt and accuracy of these opinions, holders of IBTX common stock generally will not recognize any gain or loss for U.S. federal income tax purposes on the exchange of their IBTX common stock for SouthState common stock in the merger, except for any gain or loss that may result from the receipt of cash instead of a fractional share of SouthState common stock.
You should be aware that the tax consequences to you of the merger may depend upon your own situation. In addition, you may be subject to state, local or foreign tax laws that are not discussed in this joint proxy statement/prospectus. You should therefore consult with your own tax advisor for a full understanding of the tax consequences to you of the merger.
SouthState’s Reasons for the Merger; Recommendation of the SouthState Board of Directors (page 80)
The SouthState board of directors has, by the unanimous vote of directors present at the applicable meeting, (i) determined that the merger agreement and the transactions contemplated thereby are advisable and in the best interests of SouthState and its shareholders, (ii) adopted and approved the merger agreement and the other transactions contemplated thereby, (iii) authorized the execution and delivery of the merger agreement and the transactions contemplated thereby, (iv) directed that the merger agreement be submitted to the holders of SouthState common stock for approval and (v) recommended approval of the merger agreement by holders of SouthState common stock. The SouthState board of directors unanimously recommends that holders of SouthState common stock vote “FOR” the SouthState merger proposal and “FOR” the SouthState adjournment proposal.
In reaching its decision to adopt and approve the merger agreement and the transactions contemplated thereby (including the merger) and to recommend that the holders of SouthState common stock approve the merger agreement, the SouthState board of directors evaluated the merger agreement and the transactions contemplated thereby (including the merger) in consultation with SouthState’s management, as well as SouthState’s financial and legal advisors, and considered a number of factors. For a more detailed discussion of the recommendation of the SouthState board of directors and the factors considered by the SouthState board of directors, see the section entitled “The Merger — SouthState’s Reasons for the Merger; Recommendation of the SouthState Board of Directors”.
In considering the recommendation of the SouthState board of directors, you should be aware that certain directors and executive officers of SouthState may have interests in the merger that are different from, or in addition to, interests of shareholders of SouthState generally and may create potential conflicts of interest. The SouthState board of directors was aware of these interests and considered them when evaluating and negotiating the merger agreement and the transactions contemplated thereby (including the merger), and in recommending to the holders of SouthState common stock that they vote in favor of the SouthState merger proposal and the SouthState adjournment proposal. See the section entitled “The Merger — Interests of SouthState Directors and Executive Officers in the Merger”.
IBTX’s Reasons for the Merger; Recommendation of the IBTX Board of Directors (page 65)
The IBTX board of directors has, by the unanimous vote of directors present at the applicable meeting, (i) determined that the merger agreement and the transactions contemplated thereby are advisable and in the best interests of IBTX and its shareholders, (ii) adopted and approved the merger agreement and the other transactions contemplated thereby, (iii) authorized the execution and delivery of the merger agreement and the transactions contemplated thereby, (iv) directed that the merger agreement be submitted to the holders of IBTX common stock for approval and (v) recommended approval of the merger agreement by the holders of IBTX common stock. The IBTX board of directors unanimously recommends that holders of IBTX common stock vote “FOR” the IBTX merger proposal, “FOR” the IBTX compensation proposal and “FOR” the IBTX adjournment proposal.
In reaching its decision to adopt and approve the merger agreement and the transactions contemplated thereby (including the merger) and to recommend that the holders of IBTX common stock approve the merger agreement, the IBTX board of directors evaluated the merger agreement and the transactions contemplated thereby (including the merger) in consultation with IBTX’s management, as well as IBTX’s financial and legal advisors, and considered a number of factors. For a more detailed discussion of the recommendation of the IBTX board of directors and the factors considered by the IBTX board of directors, see the section entitled “The Merger — IBTX’s Reasons for the Merger; Recommendation of the IBTX Board of Directors”.

In considering the recommendation of the IBTX board of directors, you should be aware that certain directors and executive officers of IBTX may have interests in the merger that are different from, or in addition to, interests of shareholders of IBTX generally and may create potential conflicts of interest. The IBTX board of directors was aware of these interests and considered them when evaluating and negotiating the merger agreement and the transactions contemplated thereby (including the merger), and in recommending to the holders of IBTX common stock that they vote in favor of the IBTX merger proposal, the IBTX compensation proposal and the IBTX adjournment proposal. See the section entitled “The Merger — Interests of IBTX Directors and Executive Officers in the Merger”.
Opinion of SouthState’s Financial Advisor (page 83)
In connection with the merger, SouthState’s financial advisor, Raymond James & Associates, Inc. (“Raymond James”) delivered its oral opinion to the SouthState board of directors, which was subsequently confirmed in writing, as of May 17, 2024, and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken by Raymond James in preparing the opinion, as to the fairness of the exchange ratio, from a financial point of view, to SouthState.
Raymond James provided its opinion for the information and assistance of the SouthState board of directors (in its capacity as such) in connection with its consideration of the financial terms of the merger and the opinion relates only to the fairness of the exchange ratio, from a financial point of view, to SouthState. Raymond James’ opinion does not address the underlying business decisions of SouthState to engage in the merger, the form or structure of the merger, the relative merits of the merger as compared to any other alternative business strategies that might exist for SouthState, or the effect of any other transaction in which SouthState might engage. The full text of Raymond James’ opinion, dated May 17, 2024, which sets forth the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Raymond James is included as Annex D to this joint proxy statement/prospectus. The description of the opinion is qualified in its entirety by reference to the opinion. SouthState shareholders are urged to read the entire opinion carefully in connection with their consideration of the approval of the merger agreement. However, neither Raymond James’ opinion nor the summary of its opinion and the related analyses set forth in this joint proxy statement/prospectus are intended to be, and do not constitute, advice or a recommendation to the SouthState board of directors or any shareholder as to how to act or vote with respect to the merger or related matters.
Opinion of IBTX’s Financial Advisor (page 68)
In connection with the merger, IBTX’s financial advisor, Keefe, Bruyette & Woods, Inc. (“KBW”), delivered a written opinion, dated May 17, 2024, to IBTX’s board of directors as to the fairness, from a financial point of view and as of the date of KBW’s opinion, to the holders of IBTX common stock of the exchange ratio. The full text of KBW’s opinion, which describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW in preparing the opinion, is attached as Annex E to this joint proxy statement/prospectus. The opinion was for the information of, and was directed to, the IBTX board of directors (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion did not address the underlying business decision of IBTX to engage in the merger or enter into the merger agreement or constitute a recommendation to the IBTX board of directors in connection with the merger, and it does not constitute a recommendation to any holder of IBTX common stock or any shareholder of any other entity as to how to vote in connection with the merger or any other matter.
Appraisal or Dissenters’ Rights in the Merger (page 104)
Holders of SouthState common stock are not entitled to appraisal or dissenters’ rights under the SCBCA and holders of IBTX common stock are not entitled to appraisal or dissenters’ rights under the TBOC. For more information, see the section entitled “The Merger — Appraisal or Dissenters’ Rights in the Merger”.

Interests of SouthState Directors and Executive Officers in the Merger (page 95)
In considering the recommendation of the SouthState board of directors to vote for the SouthState merger proposal and the SouthState adjournment proposal, holders of SouthState common stock should be aware that the directors and executive officers of SouthState may have interests in the merger that are different from, or in addition to, the interests of holders of SouthState common stock generally. The SouthState board of directors was aware of these interests and considered them, among other matters, in making its recommendation that SouthState shareholders vote to approve the SouthState merger proposal and the SouthState adjournment proposal.
These interests include that SouthState’s directors and executive officers will continue to serve as directors or executive officers, as applicable, of the combined company and the combined bank following the closing of the merger and that SouthState’s directors and executive officers are entitled to continued indemnification and insurance coverage under their existing agreements with SouthState.
The SouthState board of directors was aware of and considered these respective interests when deciding to adopt and approve the merger agreement and the other transaction agreements. For more information, see the section entitled “The Merger — Interests of SouthState Directors and Executive Officers in the Merger”.
Interests of IBTX Directors and Executive Officers in the Merger (page 95)
In considering the recommendation of the IBTX board of directors with respect to the merger, IBTX shareholders should be aware that the directors and executive officers of IBTX may have certain interests in the merger that are different from, or in addition to, the interests of IBTX shareholders generally. The IBTX board of directors was aware of these interests and considered them, among other matters, in making its recommendation that IBTX shareholders vote to approve the IBTX merger proposal, the IBTX compensation proposal and the IBTX adjournment proposal. These interests include, among others, the following:
•
Accelerated vesting of outstanding IBTX Restricted Share Awards and IBTX PSU Awards;

•
Each of IBTX’s executive officers is party to a change-in-control agreement that provides for severance payments and benefits in connection with a termination of employment without cause or for good reason following the effective time of the merger;

•
David R. Brooks and Daniel W. Brooks entered into transition agreements with SouthState concurrently with the execution of the merger agreement, which, among other things, provide for the payment of the cash severance benefits contemplated by their change-in-control agreements and set forth the terms of their post-closing service with SouthState; and

•
IBTX’s directors and executive officers are entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies under the merger agreement and, in the case of IBTX’s directors, under their indemnification agreements with IBTX.

For more information, see the sections entitled “The Merger — Background of the Merger” and “The Merger — IBTX Reasons for the Merger; Recommendation of the IBTX Board of Directors”. These interests are described in more detail below, and certain of them are quantified in the narrative and in the section entitled “The Merger — Interests of IBTX Directors and Executive Officers in the Merger”.
Governance of the Surviving Corporation After the Merger (page 101)
Articles of Incorporation
SouthState’s articles of incorporation, as in effect immediately prior to the effective time, will be the articles of incorporation of the surviving corporation until thereafter amended in accordance with the terms thereof and applicable law.
Bylaws
SouthState’s bylaws, as in effect immediately prior to the effective time, will be the bylaws of the surviving corporation until thereafter amended in accordance with the terms thereof and applicable law.

Board of Directors
The board of directors of the surviving corporation as of the effective time will consist of:
•
all of the legacy SouthState directors; and

•
three of the legacy IBTX directors, one of whom will be the Chief Executive Officer of IBTX as of the date of the merger agreement, one of whom will be the Lead Independent Director of the board of directors of IBTX as of the date of the merger agreement, and one of whom shall be selected by mutual agreement of IBTX and SouthState prior to the effective time.

The “legacy SouthState directors” and the “legacy IBTX directors” means, respectively, the directors of SouthState as of immediately prior to the effective time and directors of IBTX as of immediately prior to the effective time who were selected to be directors of the surviving corporation pursuant to and in accordance with the terms of the merger agreement.
Regulatory Approvals (page 102)
Subject to the terms of the merger agreement, SouthState and IBTX have agreed to cooperate with each other and use reasonable best efforts to promptly prepare and file all documentation to obtain as promptly as practicable all permits, consents, orders, approvals, waivers, non-objections and authorizations of all third parties and governmental entities which are necessary or advisable to consummate the transactions contemplated by the merger agreement (including the merger and the bank merger), and to comply with the terms and conditions of all such permits, consents, orders, approvals, waivers, non-objections and authorizations of all such governmental entities. These approvals include the approval of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) and the Office of the Comptroller of the Currency (the “OCC”).
Although neither SouthState nor IBTX knows of any reason why it cannot obtain these regulatory approvals in a timely manner, SouthState and IBTX cannot be certain when or if they will be obtained, or that the granting of these regulatory approvals will not involve the imposition of conditions on the completion of the merger or the bank merger.
Expected Timing of the Merger
SouthState and IBTX expect the merger to close by the end of the first quarter of 2025. However, neither SouthState nor IBTX can predict the actual date on which the merger will be completed, or if the merger will be completed at all, because completion is subject to conditions and factors outside the control of both companies. SouthState and IBTX must first obtain the approval of holders of SouthState common stock and holders of IBTX common stock for the merger, as well as obtain necessary regulatory approvals and satisfy certain other closing conditions.
The Transaction Agreements (page 106)
Merger Agreement
Conditions to Completion of the Merger
As more fully described in this joint proxy statement/prospectus and in the merger agreement, the completion of the merger depends on a number of conditions being satisfied or, where legally permissible, waived. These conditions include:
•
approval of the merger agreement by the shareholders of SouthState by the requisite SouthState vote and approval of the merger agreement by the shareholders of IBTX by the requisite IBTX vote;

•
the authorization for listing on the NYSE, subject to official notice of issuance, of the shares of SouthState common stock that will be issued pursuant to the merger agreement;

•
the receipt of specified governmental consents and approvals, including from the Federal Reserve Board and the OCC, and termination or expiration of all applicable waiting periods in respect thereof, in each case without the imposition of any materially burdensome regulatory condition;

•
the effectiveness of the registration statement of which this joint proxy statement/prospectus forms a part, and the absence of any stop order suspending the effectiveness of the registration statement or proceedings for such purpose initiated or threatened by the SEC and not withdrawn;

•
no order, injunction or decree issued by any court or governmental entity of competent jurisdiction or other legal restraint or prohibition preventing the completion of the merger or the bank merger being in effect, and no law, statute, rule, regulation, order, injunction or decree having been enacted, entered, promulgated or enforced by any governmental entity which prohibits or makes illegal the completion of the merger or the bank merger;

•
the accuracy of the representations and warranties of SouthState and IBTX contained in the merger agreement, generally as of the date on which the merger agreement was entered into and as of the closing date, subject to the materiality standards provided in the merger agreement (and the receipt by each party of a certificate dated as of the closing date and signed on behalf of the other party by the chief executive officer or the chief financial officer to such effect);

•
the performance in all material respects by each of SouthState and IBTX of their respective obligations, covenants and agreements required to be performed by it under the merger agreement at or prior to the closing date (and the receipt by each party of a certificate dated as of the closing date and signed on behalf of the other party by its chief executive officer or chief financial officer to such effect); and

•
receipt by each of SouthState and IBTX of an opinion of legal counsel to the effect that on the basis of facts, representations and assumptions set forth or referred to in such opinion, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Neither SouthState nor IBTX can provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived by the appropriate party.
Termination of the Merger Agreement
The merger agreement may be terminated at any time prior to the completion of the merger, whether before or after the receipt of the requisite SouthState vote or the requisite IBTX vote (except as indicated below), in the following circumstances:
•
by mutual written consent of SouthState and IBTX;

•
by either SouthState or IBTX if any governmental entity that must grant a requisite regulatory approval has denied approval of the merger or the bank merger and such denial has become final and nonappealable or any governmental entity of competent jurisdiction has issued a final and nonappealable order, injunction, decree or other legal restraint or prohibition permanently enjoining or otherwise prohibiting or making illegal the completion of the merger or the bank merger, unless the failure to obtain a requisite regulatory approval is due to the failure of the party seeking to terminate the merger agreement to perform or observe its obligations, covenants and agreements set forth in the merger agreement;

•
by either SouthState or IBTX if the merger has not been completed on or before the termination date (August 17, 2025), unless the failure of the merger to be completed by such date is due to the failure of the party seeking to terminate the merger agreement to perform or observe its obligations, covenants and agreements set forth in the merger agreement;

•
by either SouthState or IBTX (provided that the terminating party is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained in the merger agreement) if there is a breach of any of the obligations, covenants or agreements or any of the representations or warranties (or if any such representation or warranty ceases to be true) set forth in the merger agreement on the part of IBTX, in the case of a termination by SouthState, or SouthState, in the case of a termination by IBTX, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the closing date, the failure of an applicable closing condition of the terminating party and which is not cured within 30 days following written notice to the other party, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the termination date);
•
by SouthState, prior to the receipt of the requisite IBTX vote, if (i) IBTX or the IBTX board of directors has made a recommendation change (as defined below) or (ii) IBTX or the IBTX board of directors materially breaches its obligations related to non-solicitation of acquisition proposals or its obligations related to shareholder approval and the IBTX board recommendation;

•
by IBTX, prior to the receipt of the requisite SouthState vote, if (i) SouthState or the SouthState board of directors has made a recommendation change or (ii) SouthState or the SouthState board of directors materially breaches its obligations related to non-solicitation of acquisition proposals or its obligations related to shareholder approval and the SouthState board recommendation; or

•
by either SouthState or IBTX, if (i) the requisite SouthState vote has not been obtained upon a vote thereon taken at the SouthState special meeting (including any adjournment or postponement thereof) or (ii) the requisite IBTX vote has not been obtained upon a vote thereon taken at the IBTX special meeting (including any adjournment or postponement thereof).

Termination Fee
If the merger agreement is terminated by either SouthState or IBTX under certain circumstances, including circumstances involving alternative acquisition proposals and changes in the recommendation by SouthState or IBTX or their respective boards, SouthState may be required to pay a termination fee of $186,000,000 to IBTX and IBTX may be required to pay a termination fee of $60,915,000 to SouthState.
Support Agreements
Concurrently with the execution and delivery of the merger agreement, the members of the board of directors of SouthState entered into a support agreement with IBTX (the “SouthState support agreement”), a copy of which is attached as Annex B to this joint proxy statement/prospectus and is incorporated by reference herein, pursuant to which, among other things, each has agreed, subject to the terms of the SouthState support agreement, to (i) vote the shares of SouthState common stock of which he or she holds and has the power to vote or direct the voting (the “subject SouthState shares”) (constituting approximately 0.6% of the issued and outstanding shares of SouthState common stock in the aggregate as of July 11, 2024, the record date for the SouthState special meeting) in favor of the approval of the merger agreement and the issuance of SouthState common stock in the merger and (ii) not transfer his or her subject SouthState shares, with certain limited exceptions. The SouthState support agreement will terminate upon the earlier of (x) termination of the merger agreement, (y) SouthState or its board of directors having changed its recommendation that SouthState shareholders vote in favor of approval of the merger agreement and the issuance of SouthState common stock in connection with the merger (which recommendation change was approved by SouthState’s board of directors) or (z) the effective time of the merger.
Concurrently with the execution and delivery of the merger agreement, the members of the board of directors of IBTX and Vincent J. Viola, a shareholder of IBTX and the father of IBTX director Michael T. Viola, have each entered into a support agreement with SouthState (each an “IBTX support agreement”), the form of which is attached as Annex C to this joint proxy statement/prospectus and is incorporated by reference herein, pursuant to which each has agreed, among other things, to (i) vote the shares of IBTX common stock of which he or she holds and has the power to vote or direct the voting (the “subject IBTX shares”) (constituting approximately 13.2% of the issued and outstanding shares of IBTX common stock in the aggregate as of July 11, 2024, the record date for the IBTX special meeting) in favor of the approval of the merger agreement and (ii) not transfer his or her subject IBTX shares, with certain limited exceptions. Each IBTX support agreement will terminate upon the earlier of (x) termination of the merger agreement, (y) IBTX or its board of directors having changed its recommendation that IBTX shareholders vote in favor of approval of the merger agreement (which recommendation change was approved by IBTX’s board of directors) or (z) the effective time of the merger.
Transition Agreements
Concurrently with the execution and delivery of the merger agreement, SouthState entered into a transition agreement with Mr. David Brooks setting forth the terms of his service as a member of the board of directors of SouthState for a period from the effective time until the date of SouthState’s annual meeting of shareholders expected to be held in April 2027 (subject to his election to the board of directors at each of the preceding annual meetings following the effective time).
Concurrently with the execution and delivery of the merger agreement, SouthState entered into a transition agreement with Mr. Daniel Brooks setting forth the terms of his employment with SouthState for a period from the effective time until December 31, 2025.
For more information, see the sections entitled “The Merger — Interests of IBTX Directors and Executive Officers in the Merger” and “The Transaction Agreements — Description of the Transition Agreements”.
Accounting Treatment (page 102)
SouthState and IBTX each prepare their respective financial statements in accordance with accounting principles generally accepted in the United States (“GAAP”). The merger will be accounted for using the acquisition method of accounting, and SouthState will be treated as the accounting acquirer for financial reporting purposes.
The Rights of Holders of IBTX Common Stock Will Change as a Result of the Merger (page 133)
The rights of holders of IBTX common stock are governed by Texas law and by the certificate of formation and bylaws of IBTX. In the merger, holders of IBTX common stock will become holders of common stock of the surviving corporation, and their rights will be governed by South Carolina law and by the articles of incorporation of SouthState and bylaws of SouthState. Holders of IBTX common stock will have different rights once they become holders of common stock of the surviving corporation due to differences between the IBTX governing documents and Texas law, on the one hand, and the SouthState governing documents and South Carolina law, on the other hand. These differences are described in more detail under the section entitled “Comparison of Shareholders’ Rights”.
Listing of SouthState Common Stock; Delisting and Deregistration of IBTX Common Stock (page 132)
The shares of SouthState common stock to be issued in the merger will be listed for trading on the NYSE. Following the merger, shares of SouthState common stock will continue to be listed on the NYSE. In addition, following the merger, IBTX common stock will be delisted from the NASDAQ and deregistered under the Exchange Act.
The SouthState Special Meeting (page 41)
The SouthState special meeting will be held in person at Kimpton Vero Beach Hotel & Spa, 3500 Ocean Dr., Vero Beach, FL 32963, on August 14, 2024, at 11:30 a.m., Eastern Time. At the SouthState special meeting, holders of SouthState common stock will be asked to consider and vote on the following proposals:
•
the SouthState merger proposal; and

•
the SouthState adjournment proposal.

You may vote at the SouthState special meeting if you owned shares of SouthState common stock at the close of business on July 11, 2024. On that date, there were 76,210,861 shares of SouthState common stock outstanding, approximately 1.0% of which were owned and entitled to be voted by SouthState directors and executive officers and their affiliates. SouthState’s directors will vote their shares in favor of the SouthState merger proposal and the SouthState adjournment proposal, as all are parties to a support agreement with IBTX, a copy of which is attached as Annex B to this joint proxy statement/prospectus and is incorporated by reference herein, pursuant to which they have agreed, among other things, to vote in favor of the SouthState merger proposal and certain other matters, subject to the terms of such support agreement. In addition, we currently expect that SouthState’s executive officers will vote their shares in favor of the SouthState merger proposal and the other proposals to be considered at the SouthState special meeting, although none of them (other than John C. Corbett, who is also director of SouthState) has entered into any agreements obligating them to do so. As of July 11, 2024, the record date for the SouthState special meeting, parties subject to support agreements with IBTX were entitled, in the aggregate, to vote approximately 0.6% of SouthState’s issued and outstanding common stock.
The SouthState merger proposal will be approved if two-thirds of the shares entitled to vote thereon are voted in favor of such proposal. If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote in person at the SouthState special meeting or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the SouthState merger proposal, it will have the same effect as a vote “AGAINST” the SouthState merger proposal.
The SouthState adjournment proposal will be approved if the votes cast by shareholders of SouthState in favor of the proposal exceeds the votes cast by shareholders of SouthState against the proposal. If you mark “ABSTAIN” on your proxy with respect to the SouthState adjournment proposal, fail to submit a proxy or vote in person at the SouthState special meeting or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to such proposal, it will have no effect on the SouthState adjournment proposal.
The IBTX Special Meeting (page 48)
The IBTX special meeting will be held virtually on August 14, 2024 at 10:30 a.m., Central Time. At the IBTX special meeting, holders of IBTX common stock will be asked to consider and vote on the following proposals:
•
the IBTX merger proposal;

•
the IBTX compensation proposal; and

•
the IBTX adjournment proposal.

You may vote at the IBTX special meeting if you owned shares of IBTX common stock at the close of business on July 11, 2024. On that date, there were 41,381,165 shares of IBTX common stock outstanding, approximately 13.4% of which were owned and entitled to be voted by IBTX directors and executive officers and their affiliates. IBTX’s directors will vote their shares in favor of the IBTX merger proposal and the IBTX adjournment proposal, as each is a party to a support agreement with SouthState, the form of which is attached as Annex C to this joint proxy statement/prospectus and incorporated by reference herein, pursuant to which they have agreed, among other things, to vote in favor of the IBTX merger proposal and certain other matters, subject to the terms of the applicable support agreement. In addition, we currently expect that IBTX’s executive officers will vote their shares in favor of the IBTX merger proposal and the other proposals to be considered at the IBTX special meeting, although none of them (other than David R. Brooks and Daniel W. Brooks, who are each also directors of IBTX) has entered into any agreements obligating them to do so. Vincent J. Viola, a shareholder of IBTX and the father of IBTX director Michael T. Viola, has also entered into a support agreement with SouthState, the form of which is attached as Annex C to this joint proxy statement/prospectus and incorporated by reference herein, pursuant to which he has agreed, among other things, to vote “FOR” the IBTX merger proposal and certain other matters, subject to the terms of the support agreement. As of July 11, 2024, the record date for the IBTX special meeting, parties subject to support agreements with SouthState were entitled, in the aggregate, to vote approximately 13.2% of IBTX’s issued and outstanding common stock.
The IBTX merger proposal will be approved if holders of at least two-thirds of the outstanding shares of IBTX common stock entitled to vote thereon at the IBTX special meeting vote in favor of such proposal. The IBTX compensation proposal and the IBTX adjournment proposal will each be approved if the holders of a majority of the votes cast by the holders of IBTX common stock entitled to vote on such proposal, present in person (virtually) or represented by proxy at the IBTX special meeting, are voted in favor of such proposal. Shares of IBTX common stock not present, and shares present and not voted, whether by broker non-vote, abstention or otherwise, will have the same effect as a vote “AGAINST” the IBTX merger proposal. If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote virtually at the IBTX special meeting or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the IBTX compensation proposal or the IBTX adjournment proposal, you will not be deemed to have cast a vote with respect to the IBTX compensation proposal or the IBTX adjournment proposal, and it will have no effect on the IBTX compensation proposal or the IBTX adjournment proposal.
Risk Factors (page 23)
In evaluating the merger agreement and the merger, including the issuance of shares of SouthState common stock in the merger, you should carefully read this joint proxy statement/prospectus and give special consideration to the factors discussed in the section entitled “Risk Factors” and in SouthState’s Annual Report on Form 10-K for the year ended December 31, 2023 and IBTX’s Annual Report on Form 10-K for the year ended December 31, 2023 and in other documents incorporated by reference into this joint proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information” of this joint proxy statement/prospectus for the location of information incorporated by reference into this joint proxy statement/prospectus.

RISK FACTORS
An investment by IBTX’s shareholders in SouthState common stock as a result of the exchange of shares of SouthState common stock for shares of IBTX common stock in the merger involves certain risks. Similarly, a decision on the part of SouthState shareholders to approve the merger agreement also involves risks for SouthState shareholders, who will continue to hold their shares of SouthState common stock after the merger. Certain material risks and uncertainties connected with the merger agreement, including the merger and bank merger, and ownership of SouthState common stock are discussed below. In addition, SouthState and IBTX discuss certain other material risks connected with the ownership of SouthState common stock and with SouthState’s business, and with the ownership of IBTX common stock and IBTX’s business, respectively, under the caption “Risk Factors” appearing in their Annual Reports on Form 10-K most recently filed with the SEC and may include additional or updated disclosures of such material risks in their subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that have been filed with the SEC or may be filed with the SEC after the date of this joint proxy statement/prospectus, each of which reports is or will be incorporated by reference in this joint proxy statement/prospectus.
Holders of IBTX common stock and holders of SouthState common stock should carefully read and consider all of these risks and all other information contained in this joint proxy statement/prospectus, including the discussions of risk factors included in the documents incorporated by reference in this joint proxy statement/prospectus, in deciding whether to vote for approval of the various proposals for which they may be entitled to vote at the IBTX special meeting or the SouthState special meeting described herein. The risks described in this joint proxy statement/prospectus and in those documents incorporated by reference may adversely affect the value of SouthState common stock that you, as an existing SouthState shareholder, currently hold or that you, as an existing IBTX shareholder, will hold upon the completion of the merger, and could result in a significant decline in the value of SouthState common stock and cause the current holders of SouthState common stock and/or the holders of IBTX common stock to lose all or part of their respective investments.
Because the market price of SouthState common stock may fluctuate, holders of IBTX common stock cannot be certain of the market value of the merger consideration they will receive.
In the merger, each share of IBTX common stock issued and outstanding immediately prior to the effective time (other than certain shares held by SouthState or IBTX) will be converted into 0.60 shares of SouthState common stock. This exchange ratio is fixed and will not be adjusted for changes in the market price of either SouthState common stock or IBTX common stock. Changes in the price of SouthState common stock prior to the merger will affect the value that holders of IBTX common stock will receive in the merger. Neither SouthState nor IBTX is permitted to terminate the merger agreement as a result, in and of itself, of any increase or decrease in the market price of SouthState common stock or IBTX common stock.
Stock price changes may result from a variety of factors, including general market and economic conditions, changes in U.S. monetary policy and its effect on global financial markets and on interest rates, changes in SouthState’s or IBTX’s businesses, operations and prospects and the impact that any of the foregoing may have on SouthState or IBTX and its customers and other constituencies, and regulatory considerations, many of which factors are beyond SouthState’s or IBTX’s control. Therefore, at the time of the SouthState special meeting and the IBTX special meeting, holders of SouthState common stock and holders of IBTX common stock will not know the market value of the consideration to be received by holders of IBTX common stock at the effective time. You should obtain current market quotations for shares of SouthState common stock and for shares of IBTX common stock.
The market price of SouthState common stock after the merger may be affected by factors different from those affecting the shares of SouthState common stock or IBTX common stock currently.
In the merger, holders of IBTX common stock will become holders of SouthState common stock. SouthState’s business differs from that of IBTX. Accordingly, the results of operations of the surviving corporation and the market price of SouthState common stock after the completion of the merger may be affected by factors different from those currently affecting the independent results of operations of each of SouthState and IBTX. For a discussion of the businesses of SouthState and IBTX and of certain factors to consider in connection with those businesses, see the documents incorporated by reference in this joint proxy statement/prospectus and referred to in the section entitled “Where You Can Find More Information”.
SouthState and IBTX are expected to incur significant costs related to the merger and integration.
SouthState and IBTX have incurred and expect to incur certain non-recurring costs associated with the merger. These costs include legal, financial advisory, accounting, consulting and other advisory fees, severance/employee benefit-related costs, public company filing fees and other regulatory fees, printing and mailing costs and other related costs. Some of these costs are payable by either SouthState or IBTX regardless of whether or not the merger is completed.
The surviving corporation is expected to incur substantial costs in connection with the integration of SouthState and IBTX. There are a large number of processes, policies, procedures, operations, technologies and systems that may need to be integrated, including purchasing, accounting and finance, payroll, compliance, treasury management, branch operations, vendor management, risk management, lines of business, pricing and benefits. While SouthState and IBTX have assumed that a certain level of costs will be incurred, there are many factors beyond their control that could affect the total amount or the timing of the integration costs. Moreover, many of the costs that will be incurred are, by their nature, difficult to estimate accurately. These integration costs may result in the surviving corporation taking charges against earnings following the completion of the merger, and the amount and timing of such charges are uncertain at present.
Combining SouthState and IBTX may be more difficult, costly or time consuming than expected and SouthState and IBTX may fail to realize the anticipated benefits of the merger.
The success of the merger will depend, in part, on the ability to realize the anticipated cost savings from combining the businesses of SouthState and IBTX. To realize the anticipated benefits and cost savings from the merger, SouthState and IBTX must successfully integrate and combine their businesses in a manner that permits those cost savings to be realized. If SouthState and IBTX are not able to successfully achieve these objectives, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected. In addition, the actual cost savings and anticipated benefits of the merger could be less than anticipated, and integration may result in additional unforeseen expenses.
SouthState and IBTX have operated and, until the completion of the merger, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the companies’ ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits and cost savings of the merger. Integration efforts between the two companies may also divert management attention and resources. These integration matters could have an adverse effect on each of SouthState and IBTX during this transition period and for an undetermined period after completion of the merger on the surviving corporation.
As companies operating in the financial services industry, the businesses and operations of each of SouthState, IBTX and the surviving corporation following the completion of the merger may be adversely affected in numerous and complex ways, including as a result of adverse economic conditions, natural and human disasters or other international or domestic calamities.
Each of SouthState’s and IBTX’s businesses and operations, which primarily consist of lending money to customers in the form of loans, borrowing money from customers in the form of deposits and investing in securities, are sensitive to general business and economic conditions in the United States. Uncertainty about federal fiscal monetary and related policies, the medium- and long-term fiscal outlook of the federal government, and future tax rates is a concern for businesses, consumers and investors in the United States. Changes in any of these policies are influenced by macroeconomic conditions and other factors that are beyond the control of SouthState, IBTX and the surviving corporation.
In addition, adverse economic, social and political conditions in the United States and in foreign countries, including adverse conditions resulting from natural disasters, acts of terrorism, outbreaks of hostilities or other domestic or international calamities, epidemics and pandemics, and other matters beyond the control of SouthState, IBTX and the surviving corporation, and the government policy responses to such conditions, could have an adverse effect on the businesses, financial condition, results of operations, prospects and trading prices of each of SouthState and IBTX during the time the merger is pending and the surviving corporation following the completion of the merger.
The future results of the surviving corporation following the merger may suffer if the surviving corporation does not effectively manage its expanded operations.
Following the merger, the size of the business of the surviving corporation will increase significantly beyond the current size of either SouthState’s or IBTX’s business. The surviving corporation’s future success will depend, in part, upon its ability to manage this expanded business, which may pose challenges for management, including challenges related to the management and monitoring of new operations and associated increased costs and complexity. The surviving corporation may also face increased scrutiny from governmental authorities as a result of the significant increase in the size of its business. There can be no assurances that the surviving corporation will be successful or that it will realize the expected operating efficiencies, cost savings, revenue enhancements or other benefits currently anticipated from the merger.
The surviving corporation may be unable to retain SouthState or IBTX personnel successfully while the merger is pending or after the merger is completed.
The success of the merger will depend in part on the surviving corporation’s ability to retain the talents and dedication of key employees currently employed by SouthState and IBTX. It is possible that these employees may decide not to remain with SouthState or IBTX, as applicable, while the merger is pending or with the surviving corporation after the merger is consummated. If SouthState and IBTX are unable to retain key employees, including management, who are critical to the successful integration and future operations of the companies, SouthState and IBTX could face disruptions in their operations, loss of existing customers, loss of key information, expertise or know-how and unanticipated additional recruitment costs. In addition, if key employees terminate their employment, the surviving corporation’s business activities may be adversely affected and management’s attention may be diverted from successfully integrating SouthState and IBTX to hiring suitable replacements, all of which may cause the surviving corporation’s business to suffer. In addition, SouthState and IBTX may not be able to locate or retain suitable replacements for any key employees who leave either company. For more information, see the section entitled “The Merger — Governance of the Surviving Corporation After the Merger”.
Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or that could have an adverse effect on the surviving corporation following the merger.
Before the merger and the bank merger may be completed, various approvals, consents and non-objections must be obtained from regulatory authorities in the United States. In determining whether to grant these approvals, the regulators consider a variety of factors, including the regulatory standing of each party and the factors described under “The Merger — Regulatory Approvals”. These approvals could be delayed or not obtained at all, including due to: an adverse development in either party’s regulatory standing, or any other factors considered by regulators in granting such approvals; governmental, political or community group inquiries, investigations or opposition; or changes in legislation or the political environment, including as a result of changes in regulatory agency leadership.
The approvals that are granted may impose terms and conditions, limitations, obligations or costs, or place restrictions on the conduct of SouthState’s business or require changes to the terms of the transactions contemplated by the merger agreement. There can be no assurance that regulators will not impose any such conditions, limitations, obligations or restrictions and that such conditions, limitations, obligations or restrictions will not have the effect of delaying the completion of any of the transactions contemplated by the merger agreement, imposing additional material costs on or materially limiting the revenues of SouthState following the merger or otherwise reduce the anticipated benefits of the merger if the merger were consummated successfully within the expected time frame. In addition, there can be no assurance that any such conditions, limitations, obligations or restrictions will not result in the delay or abandonment of the merger. Additionally, the completion of the merger is conditioned on the absence of certain orders, injunctions or decrees by any court or governmental entity of competent jurisdiction that would prohibit or make illegal the completion of the merger or bank merger.
Despite the parties’ commitments to use their reasonable best efforts to resolve any objection that may be asserted by any governmental entity with respect to the merger agreement, under the terms of the merger agreement, neither SouthState nor IBTX is required to take any action or agree to any condition or restriction in connection with obtaining these approvals that would reasonably be expected to have a material adverse effect on the surviving corporation and its subsidiaries, taken as a whole, after giving effect to the merger (measured on a scale relative only to the size of IBTX and its subsidiaries, taken as a whole, without SouthState and its subsidiaries). See the section entitled “The Merger — Regulatory Approvals”.
The unaudited pro forma condensed combined financial information included in this joint proxy statement/ prospectus is preliminary and the actual financial condition and results of operations of the surviving corporation after the merger may differ materially.
The unaudited pro forma condensed combined financial information in this joint proxy statement/ prospectus is presented for illustrative purposes only and is not necessarily indicative of what the surviving corporation’s actual financial condition or results of operations would have been had the merger been completed on the dates indicated. The unaudited pro forma condensed combined financial information reflects adjustments, which are based upon preliminary estimates, to record the IBTX identifiable assets acquired and liabilities assumed at fair value and the resulting goodwill recognized. The fair value estimates reflected in this joint proxy statement/prospectus are preliminary, and final amounts will be based upon the actual consideration and the fair value of the assets and liabilities of IBTX as of the date of the completion of the merger. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this joint proxy statement/prospectus. For more information, see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information”.
Certain of SouthState’s and IBTX’s directors and executive officers may have interests in the merger that may differ from the interests of holders of SouthState common stock and holders of IBTX common stock.
Holders of SouthState common stock and holders of IBTX common stock should be aware that some of SouthState’s and IBTX’s directors and executive officers may have interests in the merger and have arrangements that are different from, or in addition to, those of holders of SouthState common stock and holders of IBTX common stock generally. These interests and arrangements may create potential conflicts of interest. The SouthState and IBTX boards of directors were aware of these respective interests and considered these interests, among other matters, when making their decisions to approve the merger agreement, and in recommending that SouthState shareholders vote to approve the SouthState merger proposal and the SouthState adjournment proposal, and IBTX shareholders vote to approve the IBTX merger proposal or other IBTX proposals, as applicable. For a more complete description of these interests, please see the sections entitled “The Merger — Interests of SouthState Directors and Executive Officers in the Merger” and “The Merger — Interests of IBTX Directors and Executive Officers in the Merger”.
Termination of the merger agreement could negatively affect SouthState or IBTX.
If the merger is not completed for any reason, including as a result of SouthState shareholders failing to approve the SouthState merger proposal or IBTX shareholders failing to approve the IBTX merger proposal, there may be various adverse consequences and SouthState and/or IBTX may experience negative reactions from the financial markets and from their respective customers and employees. For example, SouthState’s or IBTX’s businesses may have been affected adversely by the failure to pursue other beneficial opportunities due to the focus of management on the merger, without realizing any of the anticipated benefits of completing the merger. Additionally, if the merger agreement is terminated, the market price of SouthState common stock or IBTX common stock could decline to the extent that the current market prices reflect a market assumption that the merger will be completed. If the merger agreement is terminated under certain circumstances, either SouthState may be required to pay a termination fee of $186,000,000 to IBTX or IBTX may be required to pay a termination fee of $60,915,000 to SouthState, as applicable.
Additionally, each of SouthState and IBTX has incurred and will incur substantial expenses in connection with the negotiation and completion of the transactions contemplated by the merger agreement, as well as the costs and expenses of filing, printing and mailing this joint proxy statement/prospectus, and all filing and other fees paid to the SEC in connection with the merger. If the merger is not completed, SouthState and IBTX would have to pay these expenses without realizing the expected benefits of the merger.
SouthState and IBTX will be subject to business uncertainties and contractual restrictions while the merger is pending.
Uncertainty about the effect of the merger on employees and customers may have an adverse effect on SouthState and IBTX. These uncertainties may impair SouthState’s or IBTX’s ability to attract, retain and motivate key personnel until the merger is completed, and could cause customers and others that deal with SouthState or IBTX to seek to change existing business relationships with SouthState or IBTX. In addition, subject to certain exceptions, SouthState and IBTX have agreed to operate their respective businesses in the ordinary course consistent with past practice in all material respects prior to closing, and have both agreed not to take certain actions, which could cause SouthState or IBTX to be unable to pursue other beneficial opportunities that may arise prior to the completion of the merger. See the section entitled “The Transaction Agreements — Description of the Merger Agreement — Covenants and Agreements” for a description of the restrictive covenants applicable to SouthState and IBTX.
The shares of SouthState common stock to be received by holders of IBTX common stock as a result of the merger will have different rights from the shares of IBTX common stock.
In the merger, holders of IBTX common stock will become holders of SouthState common stock and their rights as shareholders will be governed by South Carolina law and the governing documents of the surviving corporation. The rights associated with SouthState common stock are different from the rights associated with IBTX common stock. See the section entitled “Comparison of Shareholders’ Rights” for a discussion of the rights associated with SouthState common stock.
In connection with the merger, SouthState will assume IBTX’s outstanding debt obligations, and the surviving corporation’s level of indebtedness following the completion of the merger could adversely affect the surviving corporation’s ability to raise additional capital and to meet its obligations under its existing indebtedness.
In connection with the merger, SouthState will assume IBTX’s outstanding indebtedness. SouthState’s existing debt, together with any future incurrence of additional indebtedness, could have important consequences for the surviving corporation’s creditors and the surviving corporation’s shareholders. For example, it could limit the surviving corporation’s ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes; restrict the surviving corporation from making strategic acquisitions or cause the surviving corporation to make non-strategic divestitures; restrict the surviving corporation from paying dividends to its shareholders; increase the surviving corporation’s vulnerability to general economic and industry conditions; and require a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on the surviving corporation’s indebtedness, thereby reducing the surviving corporation’s ability to use cash flows to fund its operations, capital expenditures and future business opportunities.
Holders of SouthState common stock and IBTX common stock will have a reduced ownership and voting interest in the surviving corporation after the merger and will exercise less influence over management.
Holders of SouthState common stock and IBTX common stock currently have the right to vote in the election of the board of directors and on other matters affecting SouthState and IBTX, respectively. When the merger is completed, each holder of IBTX common stock who receives shares of SouthState common stock will become a holder of common stock of the surviving corporation, with a percentage ownership of the surviving corporation that is smaller than the holder’s percentage ownership of IBTX. Based on the number of shares of SouthState and IBTX common stock outstanding as of the close of business on the respective record dates, and based on the number of shares of SouthState common stock expected to be issued in the merger, the former holders of IBTX common stock, as a group, are estimated to own approximately 25% of the fully diluted shares of the surviving corporation immediately after the merger and current holders of SouthState common stock as a group are estimated to own approximately 75% of the fully diluted shares of the surviving corporation immediately after the merger. Because of this, holders of

IBTX common stock may have less influence on the management and policies of the surviving corporation than they now have on the management and policies of IBTX, and holders of SouthState common stock may have less influence on the management and policies of the surviving corporation than they now have on the management and policies of SouthState.
Issuance of shares of SouthState common stock in connection with the merger may adversely affect the market price of SouthState common stock.
In connection with the payment of the merger consideration, based on the current number of shares of IBTX common stock outstanding and reserved for issuance, SouthState expects to issue approximately 24.9 million shares of SouthState common stock to IBTX shareholders. The issuance of these new shares of SouthState common stock may result in fluctuations in the market price of SouthState common stock, including a stock price decrease.
Holders of SouthState common stock and holders of IBTX common stock will not have appraisal rights or dissenters’ rights in the merger.
Appraisal rights (also known as dissenters’ rights) are statutory rights that, if applicable under law, enable shareholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction.
Under Section 33-13-102(b) of the SCBCA, the holders of SouthState common stock will not be entitled to appraisal or dissenters’ rights in connection with the merger with respect to any shares of SouthState common stock that remain outstanding after the consummation of the merger. If the merger is completed, holders of SouthState common stock will not receive any consideration for their shares, and their shares of SouthState common stock will remain outstanding and will constitute shares of the surviving corporation. Accordingly, holders of SouthState common stock are not entitled to any appraisal or dissenters’ rights in connection with the merger.
Under Section 10.354 of the TBOC, the holders of IBTX common stock will not be entitled to appraisal or dissenters’ rights in connection with the merger. Under Texas law, a shareholder of IBTX has the rights of dissent and appraisal with respect to a fundamental business transaction, defined as a merger, interest exchange, conversion, or sale of all or substantially all assets. However, under Texas law, a shareholder of IBTX may not dissent from a plan of merger or conversion in which there is a single surviving or new Texas entity, or from a plan of exchange, if on the record date for the IBTX special meeting, the shares of IBTX common stock are listed on a national securities exchange or held of record by more than 2,000 shareholders, and (i) the shareholder is not required by the terms of the plan of merger, conversion, or exchange to accept for the shareholder’s ownership interest any consideration that is different from the consideration to be provided to any other holder of an ownership interest of the same class or series as the ownership interest held by the owner; and (ii) the shareholder is not required by the terms of the plan of merger, conversion, or exchange to accept for the shareholder’s ownership interest any consideration other than (A) ownership interests, or depository receipts in respect of ownership interests, that, immediately after the effective date of the merger, conversion, or exchange will be part of a class or series of ownership interests, or depository receipts in respect of ownership interests, that are (1) listed on a national securities exchange or authorized for listing on the exchange on official notice of issuance; or (2) held of record by at least 2,000 owners; (B) cash instead of fractional ownership interests the shareholder would otherwise be entitled to receive; or (C) any combination of such ownership interests and cash. The holders of IBTX common stock will receive shares of SouthState common stock as consideration in the merger, which shares are currently listed on the NYSE, and are expected to continue to be so listed at the effective time. Accordingly, the holders of IBTX common stock are not entitled to any appraisal or dissenters’ rights in connection with the merger.
The merger agreement limits SouthState’s and IBTX’s respective ability to pursue alternatives to the merger and may discourage other companies from trying to acquire SouthState or IBTX.
The merger agreement contains “no shop” covenants that restrict each of SouthState’s and IBTX’s ability to, directly or indirectly, initiate, solicit, knowingly encourage or knowingly facilitate any inquiries or proposals with respect to any acquisition proposal, engage or participate in any negotiations with any person concerning any acquisition proposal, provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to any acquisition proposal, subject to certain exceptions, or, unless the merger agreement has been terminated in accordance with its terms, approve or enter into any term sheet, letter of intent, commitment, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement in connection with or relating to any acquisition proposal.
The merger agreement further provides that, during the 12-month period following the termination of the merger agreement under specified circumstances, including the entry into a definitive agreement or consummation of a transaction with respect to an alternative acquisition proposal, SouthState may be required to pay IBTX a termination fee of $186,000,000 and IBTX may be required to pay SouthState a termination fee of $60,915,000. See the section entitled “The Transaction Agreements — Description of the Merger Agreement — Termination Fee”.
These provisions could discourage a potential third-party acquirer that might have an interest in acquiring all or a significant portion of SouthState or IBTX from considering or proposing that acquisition.
The merger will not be completed unless important conditions are satisfied or waived, including approval by IBTX shareholders and SouthState shareholders.
Specified conditions set forth in the merger agreement must be satisfied or waived to complete the merger and the bank merger. If the conditions are not satisfied or, subject to applicable law, waived, the merger and the bank merger will not occur or will be delayed and each of IBTX and SouthState may lose some or all of the intended benefits of the merger. The following conditions must be satisfied or waived, if permissible, before IBTX and SouthState are obligated to complete the merger:
a.
approval of the merger agreement, including the issuance of shares of SouthState common stock in the merger, by the shareholders of SouthState by the requisite SouthState vote and approval of the merger agreement by the shareholders of IBTX by the requisite IBTX vote;

b.
the authorization for listing on the NYSE, subject to official notice of issuance, of the shares of SouthState common stock that will be issued pursuant to the merger agreement;

c.
the receipt of specified governmental consents and approvals, including from the Federal Reserve Board and the OCC, and termination or expiration of all applicable waiting periods in respect thereof, in each case without the imposition of any materially burdensome regulatory condition;

d.
the effectiveness of the registration statement of which this joint proxy statement/prospectus forms a part, and the absence of any stop order suspending the effectiveness of the registration statement or proceedings for such purpose initiated or threatened by the SEC and not withdrawn;

e.
no order, injunction or decree issued by any court or governmental entity of competent jurisdiction or other legal restraint or prohibition preventing the completion of the merger or the bank merger being in effect, and no law, statute, rule, regulation, order, injunction or decree having been enacted, entered, promulgated or enforced by any governmental entity which prohibits or makes illegal the completion of the merger or the bank merger;

f.
the accuracy of the representations and warranties of SouthState and IBTX contained in the merger agreement, generally as of the date on which the merger agreement was entered into and as of the closing date, subject to the materiality standards provided in the merger agreement (and the receipt by each party of a certificate dated as of the closing date and signed on behalf of the other party by the chief executive officer or the chief financial officer to such effect);

g.
the performance in all material respects by each of SouthState and IBTX of their respective obligations, covenants and agreements under the merger agreement (and the receipt by each party of a certificate dated as of the closing date and signed on behalf of the other party by its chief executive officer or chief financial officer to such effect); and

h.
receipt by each of SouthState and IBTX of an opinion of legal counsel to the effect that on the basis of facts, representations and assumptions set forth or referred to in such opinion, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

None of the opinions regarding the fairness, from a financial point of view, of the exchange ratio in the merger delivered to the IBTX board of directors and the SouthState board of directors prior to the signing of the merger agreement reflects any changes in circumstances since the date on which such opinions were delivered.
The opinions rendered by KBW, financial advisor to IBTX, to the IBTX board of directors on, and dated, May 17, 2024, and by Raymond James & Associates, financial advisor to SouthState, to the SouthState board of directors on, and dated, May 17, 2024, were based upon information available to such financial advisors as of the date of each respective opinion. Neither opinion reflects any changes that may occur or may have occurred after the date on which that opinion was delivered, including changes to the operations and prospects of IBTX or SouthState, changes in general market and economic conditions, or other changes which may be beyond the control of IBTX and SouthState. Any such changes may alter the relative value of IBTX or SouthState or the prices of shares of IBTX common stock or SouthState common stock by the time the merger is completed. The opinions do not speak as of the date the merger will be completed or as of any date other than the date of each respective opinion. For a description of the opinion that the IBTX board of directors received from IBTX’s financial advisor, please see the section entitled “The Merger — Opinion of IBTX’s Financial Advisor”. For a description of the opinion that the SouthState board of directors received from SouthState’s financial advisor, please see the section entitled “The Merger — Opinion of SouthState’s Financial Advisor”.
SouthState and IBTX are or may become involved from time to time in suits, legal proceedings, information-gathering requests, investigations, and proceedings by governmental and self-regulatory agencies relating to their respective businesses that may lead to adverse consequences.
Many aspects of the banking business involve a substantial risk of legal liability. SouthState, IBTX, SouthState Bank and IBTX Bank have been named or threatened to be named as defendants in various lawsuits arising from their business activities (and in some cases from the activities of companies that they have acquired). In addition, from time to time, SouthState or IBTX are, or may become, the subject of self-regulatory agency information-gathering requests, reviews, investigations and proceedings, and other forms of regulatory inquiry, including by bank regulatory agencies, the SEC and law enforcement authorities.
Shareholder litigation could prevent or delay the closing of the merger or otherwise negatively affect the business and operations of SouthState and IBTX.
SouthState and IBTX may incur costs in connection with the defense or settlement of any shareholder lawsuits filed in connection with the merger. Such litigation could have an adverse effect on the financial condition and results of operations of SouthState and IBTX and could prevent or delay the completion of the merger.
Risks Relating to SouthState’s Business
You should read and consider risk factors specific to SouthState’s business that will also affect the surviving corporation after the merger. These risks are described in the sections entitled “Risk Factors” in SouthState’s Annual Report on Form 10-K for the year ended December 31, 2023, the SouthState’s Quarterly Report on Form 10-Q for the three months ended March 31, 2024 and in other documents incorporated by reference into this joint proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information” for the location of information incorporated by reference into this joint proxy statement/ prospectus.
Risks Relating to IBTX’s Business
You should read and consider risk factors specific to IBTX’s business that will also affect the surviving corporation after the merger. These risks are described in the sections entitled “Risk Factors” in IBTX’s Annual Report on Form 10-K for the year ended December 31, 2023, IBTX’s Quarterly Report on Form 10-Q for the three months ended March 31, 2024 and in other documents incorporated by reference into this joint proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information” for the location of information incorporated by reference into this joint proxy statement/ prospectus.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Some of the statements contained or incorporated by reference into this joint proxy statement/ prospectus which are not statements of historical fact constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which SouthState and IBTX operate and beliefs of and assumptions made by SouthState management and IBTX management, involve uncertainties that could significantly affect the financial condition, results of operations, business plans and the future performance of SouthState, IBTX or the surviving corporation.
Words such as “aim”, “anticipate”, “believe”, “estimate”, “expect”, “goal”, “guidance”, “intend”, “is anticipated”, “is estimated”, “is expected”, “is intended”, “objective”, “plan”, “projected”, “projection”, “trend”, “will affect”, “will be”, “will continue”, “will decrease”, “will grow”, “will impact”, “will increase”, “will incur”, “will reduce”, “will remain”, “will result”, “would be”, variations of such words or phrases (including where the word “could”, “may” or “would” is used rather than the word “will” in a phrase) and similar words and phrases indicating that the statement addresses some future result, occurrence, plan or objective are intended to identify forward-looking statements but are not the exclusive means of identifying these statements. Such forward-looking statements include, but are not limited to, statements about the strategic rationale and financial benefits of the transactions, including expected future financial and operating results and the surviving corporation’s plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to projections of revenue, income or loss, earnings or loss per share, the payment or nonpayment of dividends, capital structure and other financial items; statements of plans and objectives of SouthState or IBTX or their management or board of directors, including those relating to products or services, and statements of future economic performance — are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained, and therefore actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements.
In addition to the factors relating to the transactions discussed in the section entitled “Risk Factors” and the factors previously disclosed in SouthState’s and IBTX’s reports filed with the SEC, the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements or historical performance: (1) the risk that the cost savings and any revenue synergies from the transactions may not be fully realized or may take longer than anticipated to be realized, (2) disruption to the parties’ businesses as a result of the announcement and pendency of the transactions, (3) the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement, (4) the risk that the integration of each party’s operations will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses, (5) the failure to obtain the necessary approvals by the shareholders of SouthState or IBTX, (6) the amount of the costs, fees, expenses and charges related to the transactions, (7) the ability by each of SouthState and IBTX to obtain required governmental approvals of the transactions (and the risk that such approvals may result in the imposition of conditions that could adversely affect the surviving corporation or the expected benefits of the transactions), (8) reputational risk and the reaction of each company’s customers, suppliers, employees or other business partners to the transactions, (9) the failure of the closing conditions in the merger agreement to be satisfied, or any unexpected delay in closing the transactions, (10) the possibility that the transactions may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (11) the dilution caused by SouthState’s issuance of additional shares of its common stock in the merger, (12) a material adverse change in the financial condition of SouthState or IBTX, (13) general competitive, economic, political and market conditions, (14) major catastrophes such as earthquakes, floods or other natural or human disasters, including infectious disease outbreaks, including the global coronavirus pandemic, the related disruption to local, regional and global economic activity and financial markets, the ability to complete the transactions or any of the foregoing risks, (15) the outcome of any legal proceedings that may be instituted against

SouthState or IBTX, and (16) other factors that may affect future results of SouthState and IBTX, including changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; capital management activities; and other actions of the Federal Reserve Board and the OCC and legislative and regulatory actions and reforms.
For any forward-looking statements made in this joint proxy statement/prospectus or in any documents incorporated by reference into this joint proxy statement/prospectus, SouthState and IBTX claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this joint proxy statement/prospectus or the dates of the documents incorporated by reference in this joint proxy statement/prospectus. As for the forward-looking statements that relate to future financial results and other projections, actual results will be different due to the inherent uncertainties of estimates, forecasts and projections and may be better or worse than projected and such differences could be material. Given these uncertainties, we caution you not to place reliance on these forward-looking statements. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results. Except as required by applicable law, neither SouthState nor IBTX undertakes to update these forward-looking statements to reflect facts, circumstances, assumptions or events that occur after the date the forward-looking statements are made.
For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please see the reports that SouthState and IBTX have filed with the SEC as described in the section entitled “Where You Can Find More Information”.
We expressly qualify in their entirety all forward-looking statements attributable to either of us or any person acting on our behalf by the cautionary statements contained or referred to in this joint proxy statement/prospectus.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
The following unaudited pro forma condensed combined financial data is being provided to aid shareholders in their analysis of the financial aspects of the merger. The unaudited pro forma condensed combined financial data has been prepared in accordance with Article 11 of Regulation S-X and should be read in conjunction with the accompanying notes.
The unaudited pro forma condensed combined balance sheet as of March 31, 2024 combines the unaudited consolidated balance sheet of SouthState as of March 31, 2024 with the unaudited consolidated balance sheet of IBTX as of March 31, 2024, giving effect to the merger as if the merger had been consummated on March 31, 2024.
The unaudited pro forma condensed combined statement of income for the three months ended March 31, 2024 and the year ended December 31, 2023 combines the unaudited consolidated statement of income of SouthState with the unaudited consolidated statement of income of IBTX for the three months ended March 31, 2024 and the audited consolidated statement of income of SouthState with the audited consolidated statement of income of IBTX for the year ended December 31, 2023, giving effect to the merger as if the merger had been consummated on January 1, 2023.
The unaudited pro forma condensed combined financial data was derived from, and should be read in conjunction with, the following historical financial statements and the accompanying notes, which are incorporated by reference into this joint proxy statement/prospectus by reference:
•
The historical audited consolidated financial statements of SouthState for the year ended December 31, 2023;

•
The historical audited consolidated financial statements of IBTX for the year ended December 31, 2023;

•
The historical unaudited consolidated financial statements of SouthState as of and for the period ended March 31, 2024; and

•
The historical unaudited consolidated financial statements of IBTX as of and for the period ended March 31, 2024.

The unaudited pro forma condensed combined financial data should also be read together with other financial data included elsewhere or incorporated by reference into this joint proxy statement/prospectus.
The foregoing historical financial statements have been prepared in accordance with GAAP. The unaudited pro forma condensed combined financial data has been prepared based on the aforementioned historical financial statements and the assumptions and adjustments as described in the notes to the unaudited pro forma condensed combined financial data. The pro forma adjustments reflect transaction accounting adjustments related to the merger, which is discussed in further detail below. Amounts presented reflect the accounting for the acquisition of IBTX by SouthState. The unaudited pro forma condensed combined financial statements are presented for illustrative purposes only and do not purport to represent the surviving company’s consolidated results of operations or consolidated financial position that would actually have occurred had the merger been consummated on the dates assumed or to project the surviving company’s consolidated results of operations or consolidated financial position for any future date or period.
The preparation of the unaudited pro forma condensed combined financial statements and related adjustments required management to make certain assumptions and estimates. The unaudited pro forma condensed combined financial data appearing below also does not consider any potential effects of changes in market conditions on revenues or expense efficiencies, among other factors. In addition, as explained in more detail in the accompanying notes, the preliminary allocation of the pro forma purchase price reflected in the unaudited pro forma condensed combined financial data is subject to adjustment and may vary significantly from the actual purchase price allocation that will be recorded upon completion of the merger.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF MARCH 31, 2024
(Dollars in thousands)	SouthState Corporation 3/31/2024 (as reported)	IBTX 3/31/2024 (as reported)	Reclassification Adjustments		Purchase Acct Adjustments & Reclassifications		Pro Forma 3/31/2024 Combined
ASSETS
Cash and cash equivalents:
Cash and due from banks	$478,271	$80,599	$—		$—		$558,870
Interest-earning deposits with banks	731,186	649,399	248	(a)			1,380,833
Total cash and cash equivalents	1,209,457	729,998	248		—		1,939,703
Certificates of deposit held in other banks	—	248	(248)	(a)	—		—
Trading securities, at fair value	66,188	—	—		—		66,188
Investment securities:
Securities held to maturity	2,446,589	204,776	—		(38,040)	(e)	2,613,325
Securities available for sale, at fair value	4,598,400	1,543,247	—		—		6,141,647
Other investments	187,285	11,493	—		—		198,778
Total investment securities	7,232,274	1,759,516	—		(38,040)		8,953,750
Loans held for sale	56,553	21,299	—		—		77,852
Loans:
Gross Loans	32,667,310	14,613,893	—		(461,135)	(f)	46,820,068
Less allowance for credit losses (“ACL”)	(469,654)	(148,437)	—		—	(g)	(618,091)
Loans, net	32,197,656	14,465,456	—		(461,135)		46,201,977
Other real estate owned (“OREO”)	1,644	8,685	—		—		10,329
Bank property held for sale	8,973	—	—		—		8,973
Premises and equipment, net	512,635	352,325	26,070	(b)	—		891,030
Goodwill	1,923,106	994,021	—		(135,880)	(h)	2,781,247
Bank-owned life insurance	997,562	247,052	—		—		1,244,614
Mortgage servicing rights (“MSRs”)	87,970	—	—		—		87,970
Other intangible assets	83,193	47,485	—		295,464	(i)	426,142
Deferred tax asset	170,818	95,063	—		47,478	(j)	313,359
Derivative assets, at fair value	176,784	—	11,127	(c)	—		187,911
Other assets	420,025	150,304	(37,197)	(b), (c)	6,588	(k)	539,720
Total assets	$45,144,838	$18,871,452	$—		$(285,525)		$63,730,765
LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits:
Noninterest-bearing	$10,546,410	$3,300,773	$—		$—		$13,847,183
Interest-bearing	26,632,024	12,370,942	—		—		39,002,966
Total deposits	37,178,434	15,671,715	—		—		52,850,149
Federal funds purchased and securities sold under agreements to repurchase	554,691	—	—		—		554,691
Other borrowings	391,812	551,642	—		(13,114)	(l)	930,340
Derivative liabilities, at fair value	954,788	—	19,629	(d)	—		974,417
Other liabilities	518,104	247,288	(19,629)	(d)	41,144	(k)	786,907
Total liabilities	39,597,829	16,470,645	—		28,030		56,096,504
Shareholders’ equity:
Common stock	190,443	414	—		61,946	(m), (n)	252,803
Surplus (APIC)	4,230,345	1,969,291	—		89,344	(m), (n)	6,288,980
Retained earnings	1,749,215	624,017	—		(657,760)	(m), (g)	1,715,472
Accumulated other comprehensive loss	(622,994)	(192,915)	—		192,915	(m)	(622,994)
Total shareholders’ equity	5,547,009	2,400,807	—		(313,555)		7,634,261
Total liabilities and shareholders’ equity	$45,144,838	$18,871,452	$—		$(285,525)		$63,730,765

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF INCOME
FOR THE THREE MONTHS ENDED MARCH 31, 2024
(Dollars in thousands, except par value)	SouthState Corporation 3/31/2024 (as reported)	IBTX 3/31/2024 (as reported)	Pro Forma Adjustments		Proforma 3/31/2024 Combined
Interest income:
Loans, including fees	$463,688	$215,511	$38,428	(1)	$717,627
Investment securities	45,313	10,163	3,170	(2)	58,646
Federal funds sold and securities purchased under agreements to resell, interest-earning deposits & other	8,254	9,531	—		17,785
Total interest income	517,255	235,205	41,598		794,058
Interest expense:
Deposits	160,162	122,510	—		282,672
Federal funds purchased and securities sold under agreements to repurchase	4,727	—	—		4,727
Other borrowings	8,430	9,664	791	(3)	18,885
Total interest expense	173,319	132,174	791		306,284
Net interest income	343,936	103,031	40,807		487,774
Provision for credit losses	12,686	(3,200)	—		9,486
Net interest income after provision for loan losses	331,250	106,231	40,807		478,288
Noninterest income:
Service charges on deposit accounts	33,145	3,600	—		36,745
Correspondent banking and capital markets income	4,311	—	—		4,311
Trust and investment services income	10,391	2,644	—		13,035
Mortgage banking income	6,169	1,635	—		7,804
Other	17,542	4,991	—		22,533
Total noninterest income	71,558	12,870	—		84,428
Noninterest expense:
Salaries and employee benefits	150,453	47,333	—		197,786
Occupancy expense	22,577	12,549	—		35,126
OREO expense and loan related	606	410	—		1,016
Information services expense	22,353	7,685	—		30,038
FDIC assessment and other regulatory charges	12,388	6,142	—		18,530
Advertising and marketing	1,984	415	—		2,399
Amortization of intangibles	5,998	3,075	10,955	(5)	20,028
Professional fees	3,115	1,809	—		4,924
Merger, branch consolidation, severance related and other expense	4,513	—	—	(6)	4,513
Other	25,303	9,055	—		34,358
Total noninterest expense	249,290	88,473	10,955		348,718
Earnings:
Income before provision for income taxes	153,518	30,628	29,852		213,998
Provision for income taxes	38,462	6,478	6,567	(7)	51,507
Net income	$115,056	$24,150	$23,285		$162,491
Earnings allocated to participating securities	—	69	—		69
Net income attributable to SouthState/IBTX	$115,056	$24,081	$23,285		$162,422
Earnings per common share:
Basic	$1.51	$0.58			$1.61
Diluted	$1.50	$0.58			$1.60
Dividends per common share	$0.52	$0.38			$0.52
Weighted-average common shares outstanding:
Basic	76,301	41,205	(16,482)	(8)	101,024
Diluted	76,660	41,314	(16,526)	(8)	101,448

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2023
(Dollars in thousands, except par value)	SouthState Corporation 12/31/2023 (as reported)	IBTX 12/31/2023 (as reported)	Pro Forma Adjustments		Proforma 12/31/2023 Combined
Interest income:
Loans, including fees	$1,716,405	$792,659	$153,712	(1)	$2,662,776
Investment securities	186,362	42,026	12,680	(2)	241,068
Federal funds sold and securities purchased under agreements to resell, interest-earning deposits & other	41,639	37,051	—		78,690
Total interest income	1,944,406	871,736	166,392		2,982,534
Interest expense:
Deposits	440,257	358,405	—		798,662
Federal funds purchased and securities sold under agreements to repurchase	15,589	—	—		15,589
Other borrowings	35,952	56,448	3,164	(3)	95,564
Total interest expense	491,798	414,853	3,164		909,815
Net interest income	1,452,608	456,883	163,228		2,072,719
Provision for credit losses	114,082	4,130	40,807	(4)	159,019
Net interest income after provision for loan losses	1,338,526	452,753	122,421		1,913,700
Noninterest income:
Service charges on deposit accounts	129,015	13,958	—		142,973
Correspondent banking and capital markets income	49,101	—	—		49,101
Trust and investment services income	39,447	9,650	—		49,097
Mortgage banking income	13,355	7,003	—		20,358
Securities gains, net	43	—	—		43
Other	55,945	20,498	—		76,443
Total noninterest income	286,906	51,109	—		338,015
Noninterest expense:
Salaries and employee benefits	583,398	181,445	—		764,843
Net occupancy expense	88,695	47,430	—		136,125
OREO expense and loan related	1,716	4,705	—		6,421
Information services expense	84,472	28,713	—		113,185
FDIC assessment and other regulatory charges	58,761	22,153	—		80,914
Advertising and marketing	9,474	2,607	—		12,081
Amortization of intangibles	27,558	12,439	49,915	(5)	89,912
Professional fees	18,547	7,949	—		26,496
Merger, branch consolidation, severance related and other expense	13,162	—	—	(6)	13,162
Other	108,797	144,103	—		252,900
Total noninterest expense	994,580	451,544	49,915		1,496,039
Earnings:
Income before provision for income taxes	630,852	52,318	72,506		755,676
Provision for income taxes	136,544	9,117	15,951	(7)	161,612
Net income	$494,308	$43,201	$56,555		$594,064
Earnings allocated to participating securities	—	97	—		97
Net income attributable to SouthState/IBTX	$494,308	$43,104	$56,555		$593,967
Earnings per common share:
Basic	$6.50	$1.05			$5.90
Diluted	$6.46	$1.04			$5.87
Dividends per common share	$2.04	$1.52			$2.04
Weighted-average common shares outstanding:
Basic	76,051	41,175	(16,470)	(8)	100,756
Diluted	76,480	41,269	(16,508)	(8)	101,241

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
Note 1 — Basis of Pro Forma Presentation
The accompanying unaudited pro forma condensed combined financial statements and related notes were prepared in accordance with Article 11 of Regulation S-X. The unaudited pro forma condensed combined statement of income for the year ended December 31, 2023 and three months ended March 31, 2024 combines the historical consolidated statements of income of SouthState and IBTX, giving effect to the merger as if it had been completed on January 1, 2023. The accompanying unaudited pro forma condensed combined balance sheet as of March 31, 2024 combines the historical consolidated balance sheets of SouthState and IBTX, giving effect to the merger as if it had been completed on March 31, 2024.
SouthState’s and IBTX’s historical financial statements were prepared in accordance with GAAP. As discussed in Note 3, certain reclassifications were made to align SouthState’s and IBTX’s financial statement presentation. SouthState has not identified all adjustments necessary to conform IBTX’s accounting policies to SouthState’s accounting policies. Upon completion of the merger, or as more information becomes available, the combined company will perform a more detailed review of IBTX’s accounting policies. As a result of that review, differences could be identified between the accounting policies of the two companies that, when combined, could have a material impact on the combined company’s financial information.
The accompanying unaudited pro forma condensed combined financial statements and related notes were prepared using the acquisition method of accounting under the provisions of ASC 805, with SouthState considered to be the acquirer of IBTX. ASC 805 requires, among other things, that the assets acquired and liabilities assumed in a business combination be recognized at their fair values as of the acquisition date. For purposes of the unaudited pro forma condensed combined balance sheet, the purchase consideration has been allocated to the assets acquired and liabilities assumed of IBTX based upon management’s preliminary estimate of their fair values as of March 31, 2024. SouthState has not completed the valuation analysis and calculations in sufficient detail necessary to arrive at the required estimates of the fair value of IBTX assets to be acquired or liabilities assumed, other than a preliminary estimate for intangible assets and certain financial assets and financial liabilities. Accordingly, apart from the aforementioned, certain IBTX assets and liabilities are presented at their respective carrying amounts and should be treated as preliminary values. Any differences between the fair value of the consideration transferred and the fair value of the assets acquired and liabilities assumed will be recorded as goodwill. Accordingly, the purchase price allocation and related adjustments reflected in these unaudited pro forma condensed combined financial statements are preliminary and subject to revision based on final determination of fair value.
All dollar amounts presented within these NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS are in thousands of dollars, except per share data, unless otherwise indicated.
Note 2 — Preliminary Purchase Price Allocation
Under the terms of the merger agreement, holders of IBTX common stock have the right to receive a fixed exchange ratio of 0.60 shares of SouthState common stock for each share of IBTX common stock. For purposes of the unaudited pro forma condensed combined balance sheet, the estimated merger consideration is based on the total number of shares of IBTX common stock issued and outstanding as of March 31, 2024 and the closing price per share of SouthState common stock of $85.03 on March 31, 2024, including IBTX’s outstanding restricted stock awards and performance-based restricted stock units as of March 31, 2024 that will vest and convert to SouthState common stock pursuant to the terms of the merger agreement.

The following table summarizes the preliminary purchase price allocation to the estimated fair value of assets and liabilities of IBTX (in thousands, except share count and per share data):
IBTX common shares outstanding as of March 31, 2024	41,377,745
IBTX performance-based restricted stock units outstanding as of March 31, 2024	195,718
Total IBTX common shares outstanding as of March 31, 2024	41,573,463
Price per share, based upon SouthState’s price of $85.03 on March 31, 2024	$51.018
Total pro forma purchase price from common stock	$2,120,995
Total pro forma purchase price	$2,120,995
The preliminary estimated merger consideration as shown in the table above is allocated to the tangible and intangible assets acquired and liabilities assumed of IBTX based on their preliminary estimated fair values. As mentioned above in Note 1, SouthState has not completed the valuation analysis and calculations in sufficient detail necessary to arrive at the required estimates of the fair market value of the IBTX assets to be acquired or liabilities assumed, other than a preliminary estimate for intangible assets and certain financial assets and financial liabilities. Accordingly, apart from the aforementioned, certain assets acquired and liabilities assumed are presented at their respective carrying amounts and should be treated as preliminary values. The fair value assessments are preliminary and are based upon available information and certain assumptions, which SouthState believes are reasonable under the circumstances. Actual results may differ materially from the assumptions within the unaudited pro forma condensed combined financial statements.
The following table sets forth a preliminary allocation of the estimated merger consideration to the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed of IBTX using IBTX ’s unaudited consolidated balance sheet as of March 31, 2024 (in thousands):
Preliminary fair value of estimated total merger consideration	$2,120,995
Fair value of assets acquired:
Cash and cash equivalents	$730,246
Investment securities	1,721,476
Loans, net	14,070,557
Other real estate owned	8,685
Premises & equipment	378,395
Other intangible assets, including CDI	342,949
Bank owned life insurance	247,052
Deferred tax asset, net	131,347
Derivative assets	11,127
Other assets	119,695
Total assets	$17,761,529
Fair value of liabilities assumed:
Deposits	$15,671,715
Other borrowings	538,528
Derivative liabilities	19,629
Other liabilities	268,803
Total liabilities	$16,498,675
Net assets acquired		$1,262,854
Preliminary Pro Forma Goodwill		$858,141

Note 3 — Reclassification and Purchase Accounting Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet
a.
Adjustment reflects the reclassification of IBTX’s certificates of deposit held in other banks to interest-earning deposits with banks.

b.
Adjustment reflects the reclassification of IBTX’s right of use assets from other assets to premises and equipment.

c.
Adjustment reflects the reclassification of IBTX’s derivatives from other assets to a separate line item.

d.
Adjustment reflects the reclassification of IBTX’s derivatives from other liabilities to a separate line item.

e.
Adjustment reflects the preliminary estimated fair value adjustment of the held to maturity securities portfolio.

f.
Adjustment reflects the preliminary estimated net fair value adjustments based on SouthState’s evaluation of the acquired loan portfolio, including the reversal of IBTX’s existing loan discount.

g.
The current ACL at IBTX approximates the ACL SouthState will record for the acquired loans. Approximately $103.5 million of the ACL is attributable to loans identified as Purchased Credit Deteriorated (“PCD”) based on a preliminary analysis and recorded as an adjustment to goodwill. The remaining $44.9 million of the ACL is attributable to non-PCD loans and is recorded as provision for credit losses (“PCL”) with a deferred tax adjustment of $11.2 million, resulting in a net impact to retained earnings of $33.7 million. This adjustment assumes data as of March 31, 2024 as reflected in IBTX’s 10-Q.

h.
Adjustment reflects the preliminary estimated goodwill generated as a result of the consideration paid being greater than the net assets acquired.

i.
Adjustment reflects the recording of the preliminary estimated core deposit intangible (“CDI”) of $342.9 million on the acquired core deposit accounts and the reversal of IBTX’s existing CDI of $47.5 million.

j.
Adjustment reflects the recording of the preliminary estimated deferred tax asset generated by the net fair value adjustments and PCL related to the acquired non-PCD loans (at a deferred tax rate equal to 24.91%).

k.
Adjustment reflects the estimated accrual for IBTX’s direct transaction costs of $41.1 million, and estimated current income tax benefit of $6.6 million, incurred at closing.

l.
Adjustment reflects the reversal of existing and recording of the new preliminary estimated fair value mark of IBTX’s subordinated debentures and trust preferred securities.

m.
Adjustment reflects the reversal of IBTX’s retained earnings, common stock, surplus, and accumulated other comprehensive loss.

n.
Adjustment reflects the preliminary estimated stock consideration issued for the acquisition of IBTX.

Note 4: Pro Forma Adjustments to the Unaudited Pro Forma Condensed Combined Statements of Income
1.
Adjustment to preliminary estimated loan interest income for purchased loans using level yield methodology over the estimated lives of the acquired loan portfolios.

2.
Adjustment reflects amortization of premium related to the preliminary estimated fair value mark on held to maturity securities.

3.
Adjustment reflects amortization of premium/discount related to the preliminary estimated fair value mark on the subordinated debentures and trust preferred securities.

4.
Adjustment reflects reversal of existing IBTX’s PCL and recording of the new preliminary estimated PCL on non-PCD loans acquired from IBTX.

5.
Adjustment reflects the preliminary estimated annual amortization of CDI using the sum of years’ digits method over a 10-year period.

6.
SouthState expects to incur significant merger charges related to contract cancellations, legal, severance, change in control and other merger related charges, however, these are not reflected in the pro forma income statements.

7.
Adjustment reflects an estimated 22.0% effective tax rate on pro forma adjustments.

8.
Adjustment reflects exchange ratio of 0.60 times weighted average common shares outstanding of IBTX.

Note 5: Merger Related Charges
SouthState’s preliminary estimated transaction expenses, net of tax, related to the IBTX merger are approximately $105.1 million. These one-time merger related expenses have not been included in the unaudited pro forma condensed combined statement of income, as the pro forma adjustments do not give consideration to non-recurring items, the impact of possible cost savings, expense efficiencies, synergies, strategy modifications, asset dispositions or other actions that may result from the merger. IBTX’s preliminary estimated transaction expenses, net of tax, related to the merger are approximately $34.5 million. The preliminary estimated merger transaction expenses for both SouthState and IBTX are still being developed and will continue to be refined over the next several months, and will include assessing personnel, benefit plans, premises, equipment, and service contracts to determine where they may take advantage of redundancies.

THE SOUTHSTATE SPECIAL MEETING
This section contains information for holders of SouthState common stock about the special meeting that SouthState has called to allow holders of SouthState common stock to consider and vote on the merger agreement and other related matters. This joint proxy statement/prospectus is accompanied by a notice of the special meeting of holders of SouthState common stock and a form of proxy card that the SouthState board of directors is soliciting for use by the holders of SouthState common stock at the SouthState special meeting and at any adjournments or postponements of the SouthState special meeting.
Date, Time and Place of the Meeting
The SouthState special meeting will be held in person at Kimpton Vero Beach Hotel & Spa, 3500 Ocean Dr., Vero Beach, FL 32963 on August 14, 2024, at 11:30 a.m., Eastern Time.
Matters to Be Considered
At the SouthState special meeting, holders of SouthState common stock will be asked to consider and vote on the following proposals:
•
the SouthState merger proposal; and

•
the SouthState adjournment proposal.

Recommendation of the SouthState Board of Directors
The SouthState board of directors unanimously recommends that you vote “FOR” the SouthState merger proposal and “FOR” the SouthState adjournment proposal. See the section entitled “The Merger — SouthState’s Reasons for the Merger; Recommendation of the SouthState Board of Directors” for a more detailed discussion of the SouthState board of directors’ recommendation.
Record Date and Quorum
The SouthState board of directors has fixed the close of business on July 11, 2024 as the record date for determination of holders of SouthState common stock entitled to notice of and to vote at the SouthState special meeting. On the record date for the SouthState special meeting, there were 76,210,861 shares of SouthState common stock outstanding.
Holders of a majority of the outstanding shares of SouthState common stock entitled to vote at the SouthState special meeting must be present, either in person or by proxy, to constitute a quorum for the transaction of business at the SouthState special meeting. In the event that a quorum is not present at the SouthState special meeting, the affirmative vote of holders of at least a majority of the outstanding shares of SouthState common stock present in person or represented by proxy may adjourn the SouthState special meeting to a later date and time (subject to applicable law and compliance with the terms of the SouthState articles of incorporation and bylaws). If you fail to submit a proxy or to vote in person at the SouthState special meeting, or fail to instruct your bank, broker, trustee or other nominee how to vote, your shares of SouthState common stock will not be counted towards a quorum. Abstentions are considered present for purposes of establishing a quorum.
After a share of SouthState common stock is represented at the SouthState special meeting, it will be counted for the purpose of determining a quorum not only at the SouthState special meeting but also at any adjournment or postponement of the SouthState special meeting. In the event that a quorum is not present at the SouthState special meeting, it is expected that the SouthState special meeting will be adjourned or postponed.
At the SouthState special meeting, each share of SouthState common stock is entitled to one vote on all matters properly submitted to holders of SouthState common stock.
As of the record date, SouthState directors and executive officers and their affiliates owned and were entitled to vote approximately 731,885 shares of SouthState common stock, representing approximately 1.0% of the outstanding shares of SouthState common stock. We currently expect that SouthState directors and executive officers will vote their shares in favor of the SouthState merger proposal and the other proposals to be considered at the SouthState special meeting, and SouthState’s directors have entered into agreement with IBTX obligating them to do so.
Broker Non-Votes
A broker non-vote occurs when a bank, broker, trustee or other nominee is not permitted to vote on a “non-routine” matter without instructions from the beneficial owner of the shares and the beneficial owner fails to provide the bank, broker, trustee or other nominee with such instructions. Broker non-votes only count toward a quorum if at least one proposal is presented with respect to which the bank, broker, trustee or other nominee has discretionary authority. It is expected that all proposals to be voted on at the SouthState special meeting will be “non-routine” matters, and, as such, broker non-votes, if any, will not be counted as present and entitled to vote for purposes of determining a quorum at the SouthState special meeting. If your bank, broker, trustee or other nominee holds your shares of SouthState common stock in “street name”, such entity will vote your shares of SouthState common stock only if you provide instructions on how to vote by complying with the voter instruction form sent to you by your bank, broker, trustee or other nominee with this joint proxy statement/prospectus.
Vote Required; Treatment of Abstentions; Broker Non-Votes and Failure to Vote
Proposal 1: SouthState merger proposal:
•
Vote required:   Approval of the SouthState merger proposal requires the affirmative vote of two-thirds of the votes entitled to be cast on the merger agreement by the holders of SouthState common stock (meaning that of the shares entitled to vote, two-thirds of the shares must be voted “FOR” the SouthState merger proposal for it to be approved).

•
Effect of abstentions and broker non-votes:   If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote in person at the SouthState special meeting or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the SouthState merger proposal, it will have the same effect as a vote “AGAINST” the SouthState merger proposal.

Proposal 2: SouthState adjournment proposal:
•
Vote required:   Approval of the SouthState adjournment proposal requires the votes cast by shareholders of SouthState in favor of the proposal to exceed the votes cast by the shareholders of SouthState against the proposal at the SouthState special meeting.

•
Effect of abstentions and broker non-votes:   If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote in person at the SouthState special meeting or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the SouthState adjournment proposal, it will have no effect on the SouthState adjournment proposal.

Attending the Special Meeting
Your proxy card is your admission ticket. When you arrive at the SouthState special meeting, you will be asked to present photo identification, such as a driver’s license. If you are a beneficial owner of SouthState common stock held by a bank, broker, trustee or other nominee, you will need proof of ownership to be admitted to the meeting. A recent brokerage statement or a letter from a bank or broker is an example of proof of ownership. If you want to vote your SouthState common stock held in nominee name in person, you must get a “legal proxy” in your name from the bank, broker, trustee or other nominee that holds your shares. SouthState reserves the right to refuse admittance to anyone without proper proof of share ownership and without proper photo identification. The use of cameras, sound recording equipment, communications devices or any similar equipment during the SouthState special meeting is prohibited without SouthState’s express written consent.
Pursuant to SouthState’s bylaws, the presiding officer of the SouthState special meeting has the power to determine all questions of order or procedure relating to the SouthState special meeting.

Proxies
A holder of SouthState common stock may vote by proxy or in person at the SouthState special meeting. If you hold your shares of SouthState common stock in your name as a holder of record, to submit a proxy, you, as a holder of SouthState common stock, may use one of the following methods:
•
By telephone:   By calling the toll-free number indicated on the accompanying proxy card and following the recorded instructions.

•
Through the Internet:   By visiting the website indicated on the accompanying proxy card and following the instructions.

•
By mail:   By completing and returning the accompanying proxy card in the enclosed postage-paid envelope. The envelope requires no additional postage if mailed in the United States.

If you intend to submit your proxy by telephone or via the Internet, you must do so by 11:59 p.m., Eastern Time, on the day before the SouthState special meeting. If you intend to submit your proxy by mail, your completed proxy card must be received prior to the SouthState special meeting.
SouthState requests that holders of SouthState common stock vote by telephone, over the Internet or by completing and signing the accompanying proxy card and returning it to SouthState as soon as possible in the enclosed postage-paid envelope. When the accompanying proxy card is returned properly executed, the shares of SouthState common stock represented by it will be voted at the SouthState special meeting in accordance with the instructions contained on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted “FOR” the SouthState merger proposal and “FOR” the SouthState adjournment proposal.
If a holder’s shares are held in “street name” by a bank, broker, trustee or other nominee, the holder should check the voting form used by that firm to determine whether the holder may vote by telephone or the Internet.
Every vote is important. Accordingly, you should sign, date and return the enclosed proxy card, or vote via the Internet or by telephone, whether or not you plan to attend the SouthState special meeting in person. Sending in your proxy card or voting by telephone or on the Internet will not prevent you from voting your shares personally at the meeting because you may subsequently revoke your proxy.
Shares Held in Street Name
If your shares are held in “street name” through a bank, broker, trustee or other nominee, you must instruct the bank, broker, trustee or other nominee on how to vote your shares. Your broker, bank or other nominee will vote your shares only if you provide specific instructions on how to vote by following the instructions provided to you by your bank, broker, trustee or other nominee.
You may not vote shares held in a brokerage or other account in “street name” by returning a proxy card directly to SouthState or by voting in person at the SouthState special meeting unless you provide a signed “legal proxy” giving you the right to vote the shares, which you must obtain from your bank, broker, trustee or other nominee. If you choose to vote your shares in street name in person at the SouthState special meeting, please bring that signed legal proxy along with proof of identification.
Further, banks, brokers, trustees or other nominees who hold shares of SouthState common stock on behalf of their customers may not give a proxy to SouthState to vote those shares with respect to any non-routine matters without specific instructions from you, as banks, brokers, trustees and other nominees do not have discretionary voting power on any non-routine matters that will be voted upon at the SouthState special meeting, including the SouthState merger proposal and the SouthState adjournment proposal.
Revocability of Proxies
If you are a holder of SouthState common stock of record, you may revoke your proxy at any time before it is voted by:
•
submitting a written notice of revocation to SouthState’s corporate secretary;

•
granting a subsequently dated proxy;

•
voting by telephone or the Internet at a later time, before 11:59 p.m., Eastern Time, on the day before the SouthState special meeting; or

•
attending in person and voting at the SouthState special meeting.

If you hold your shares of SouthState common stock through a bank, broker, trustee or other nominee, you should contact your bank, broker, trustee or other nominee to change your vote.
Attendance at the SouthState special meeting will not in and of itself constitute revocation of a proxy. A revocation or later-dated proxy received by SouthState after the vote will not affect the vote. SouthState’s corporate secretary’s mailing address is: 1101 First Street South, Suite 202, Winter Haven, Florida 33880. If the SouthState special meeting is postponed or adjourned, it will not affect the ability of holders of SouthState common stock of record as of the record date to exercise their voting rights or to revoke any previously granted proxy using the methods described above.
Delivery of Proxy Materials
As permitted by applicable law, only one copy of this joint proxy statement/prospectus is being delivered to holders of SouthState common stock residing at the same address, unless such holders of SouthState common stock have notified SouthState of their desire to receive multiple copies of the joint proxy statement/prospectus.
If you hold shares of both SouthState common stock and IBTX common stock, you will receive two separate packages of proxy materials.
SouthState will promptly deliver, upon oral or written request, a separate copy of the joint proxy statement/prospectus to any holder of SouthState common stock residing at an address to which only one copy of such document was mailed. Requests for additional copies should be directed to Beth DeSimone, Corporate Secretary, 1101 First Street South, Suite 202, Winter Haven, Florida 33880, Telephone: (803) 298-3668, or SouthState’s proxy solicitor, Innisfree, by calling toll-free at (877) 825-8964, or for banks and brokers, collect at (212) 750-5833.
Participants in the SouthState Bank 401(k) Retirement Savings Plan
If you hold SouthState common stock through the SouthState Bank 401(k) Retirement Savings Plan, you will receive information and separate instructions about how to vote. Under the terms of the SouthState Bank 401(k) Retirement Savings Plan, all shares held by the plan are voted by the trustee, but each participant may direct the trustee on how to vote the shares of SouthState common stock allocated to his or her account. Shares for which no timely voting instructions are received will be voted by the trustee on each proposal in the same proportion as shares for which it has received timely voting instructions.
Solicitation of Proxies
SouthState and IBTX will each bear their own expenses incurred in connection with the merger, including the retention of any information agent or other service provider, except that expenses incurred in connection with the printing and mailing of this joint proxy statement/prospectus will be shared equally by SouthState and IBTX. To assist in the solicitation of proxies, SouthState has retained Innisfree, for a fee of $40,000 plus (i) a success fee of $20,000 if SouthState shareholders approve the merger and (ii) reimbursement of out-of-pocket expenses for its services. SouthState and its proxy solicitor may also request banks, brokers, trustees and other intermediaries holding shares of SouthState common stock beneficially owned by others to send this joint proxy statement/prospectus to, and obtain proxies from, the beneficial owners and may reimburse such record holders for their reasonable out-of-pocket expenses in so doing. Solicitation of proxies by mail may be supplemented by telephone and other electronic means, advertisements and personal solicitation by the directors, officers or employees of SouthState. No additional compensation will be paid to SouthState’s directors, officers or employees for solicitation.

Other Matters to Come Before the SouthState Special Meeting
SouthState management knows of no other business to be presented at the SouthState special meeting, but if any other matters are properly presented to the meeting or any adjournments or postponements thereof, the persons named in the proxies will vote on them in accordance with the board of directors’ recommendations.
Assistance
If you need assistance in completing your proxy card, have questions regarding SouthState’s special meeting or would like additional copies of this joint proxy statement/prospectus, please contact Beth DeSimone, SouthState’s Corporate Secretary, at 1101 First Street South, Suite 202, Winter Haven, Florida 33880, Telephone: (803) 298-3668, or SouthState’s proxy solicitor, Innisfree, by calling toll-free at (877) 825-8964, or for banks and brokers, collect at (212) 750-5833.

SOUTHSTATE PROPOSALS
Proposal 1: SouthState Merger Proposal
SouthState is asking holders of SouthState common stock to approve the merger agreement and the transactions contemplated thereby, including the merger and the issuance of SouthState common stock to holders of IBTX common stock pursuant to the merger agreement (including for purposes of complying with NYSE Listing Rule 312.03, which requires approval of the issuance of shares of SouthState common stock in an amount that exceeds 20% of the currently outstanding shares of SouthState common stock). Holders of SouthState common stock should read this joint proxy statement/prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the merger agreement and the merger. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A.
Under the NYSE rules, a company is required to obtain shareholder approval prior to the issuance of shares of its common stock if the number of shares of common stock to be issued is, or will be upon issuance, equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the shares of common stock. If the merger is completed pursuant to the merger agreement, SouthState expects to issue up to approximately 24.9 million shares of SouthState common stock in connection with the merger based on the number of shares of IBTX common stock outstanding as of July 11, 2024, the record date for the IBTX special meeting. Accordingly, the aggregate number of shares of SouthState common stock that SouthState will issue in the merger is expected to exceed 20% of the shares of SouthState common stock outstanding before such issuance, and for this reason, SouthState is seeking the approval of SouthState shareholders for the issuance of shares of SouthState common stock pursuant to the merger agreement. Approval of the merger proposal will constitute the required approval of the issuance of SouthState common stock required by the NYSE rules.
The SouthState board of directors has, by the unanimous vote of directors present at the applicable meeting, (i) determined that the merger agreement and the transactions contemplated thereby are advisable and in the best interests of SouthState and its shareholders, (ii) adopted and approved the merger agreement and the other transactions contemplated thereby, (iii) authorized the execution and delivery of the merger agreement and the transactions contemplated thereby, (iv) directed that the merger agreement be submitted to the holders of SouthState common stock for approval and (v) recommended approval of the merger agreement by holders of SouthState common stock. See the section entitled “The Merger — SouthState’s Reasons for the Merger; Recommendation of the SouthState Board of Directors” for a more detailed discussion of the SouthState board of directors’ recommendation.
Vote Required for Approval
Approval of the SouthState merger proposal requires the affirmative vote of two-thirds of the votes entitled to be cast on the merger agreement by the holders of SouthState common stock (meaning that of the shares entitled to vote, two-thirds of the shares must be voted “FOR” the SouthState merger proposal for it to be approved).
Recommendation of the SouthState Board of Directors
The SouthState board of directors unanimously recommends a vote “FOR” the SouthState merger proposal.
Proposal 2: SouthState Adjournment Proposal
The SouthState special meeting may be adjourned or postponed to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the SouthState special meeting to approve the SouthState merger proposal or to ensure that any supplement or amendment to this joint proxy statement/ prospectus is timely provided to holders of SouthState common stock.
If, at the SouthState special meeting, the number of shares of SouthState common stock present or represented and voting in favor of the SouthState merger proposal is insufficient to approve the SouthState merger proposal, SouthState intends to move to adjourn or postpone the SouthState special meeting to enable the SouthState board of directors to solicit additional proxies for approval of the SouthState merger proposal. In that event, SouthState will ask holders of SouthState common stock to vote on the SouthState adjournment proposal, but not the SouthState merger proposal.
In this proposal, SouthState is asking holders of SouthState common stock to authorize the holder of any proxy solicited by the SouthState board of directors on a discretionary basis to vote in favor of adjourning the SouthState special meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from holders of SouthState common stock who have previously voted. Pursuant to the SouthState bylaws, the SouthState special meeting may be adjourned without new notice being given, so long as the new date, time, and place of the reconvened special meeting are announced at the SouthState special meeting and the adjournment is for a period of less than 30 days.
The approval of the SouthState adjournment proposal by holders of SouthState common stock is not a condition to the completion of the merger.
Vote Required for Approval
Approval of the SouthState adjournment proposal requires the votes cast by shareholders of SouthState in favor of the proposal to exceed the votes cast by the shareholders of SouthState against the proposal at the SouthState special meeting.
Recommendation of the SouthState Board of Directors
The SouthState board of directors unanimously recommends a vote “FOR” the SouthState adjournment proposal.

THE IBTX SPECIAL MEETING
This section contains information for holders of IBTX common stock about the special meeting that IBTX has called to allow holders of IBTX common stock to consider and vote on the merger agreement and other related matters. This joint proxy statement/prospectus is accompanied by a notice of the special meeting of holders of IBTX common stock and a form of proxy card that the IBTX board of directors is soliciting for use by the holders of IBTX common stock at the IBTX special meeting and at any adjournments or postponements of the IBTX special meeting.
Date, Time and Place of the Meeting
The IBTX special meeting will be held virtually at 10:30 a.m., Central Time on August 14, 2024. You will be able to attend the IBTX special meeting by visiting www.virtualshareholdermeeting.com/IBTX2024SM (the “IBTX special meeting website”) and using the 16-digit control number included in your proxy card or the voting instruction form provided by your bank, broker, trustee, nominee or other holder of record if you hold your shares of IBTX common stock in “street name” (including through the Independent Bank Group 401(k) Profit Sharing Plan).
Matters to Be Considered
At the IBTX special meeting, holders of IBTX common stock will be asked to consider and vote on the following proposals:
•
the IBTX merger proposal;

•
the IBTX compensation proposal; and

•
the IBTX adjournment proposal.

Recommendation of the IBTX Board of Directors
The IBTX board of directors unanimously recommends that you vote “FOR” the IBTX merger proposal, “FOR” the IBTX compensation proposal and “FOR” the IBTX adjournment proposal. See the section entitled “The Merger — IBTX’s Reasons for the Merger; Recommendation of the IBTX Board of Directors” for a more detailed discussion of the IBTX board of directors’ recommendation.
Record Date and Quorum
The IBTX board of directors has fixed the close of business on July 11, 2024 as the record date for determination of holders of IBTX common stock entitled to notice of and to vote at the IBTX special meeting. On the record date for the IBTX special meeting, there were 41,381,165 shares of IBTX common stock outstanding.
Holders of at least a majority of the outstanding shares of IBTX common stock must be represented at the IBTX special meeting to constitute a quorum for the transaction of business at the IBTX special meeting. Abstentions are considered present for purposes of establishing a quorum. In the event that a quorum is not present at the IBTX special meeting, the affirmative vote of holders of at least a majority of the votes entitled to be cast by the holders of IBTX common stock present in person (virtually) or represented by proxy at the IBTX special meeting may adjourn the IBTX special meeting to a later date and time (subject to applicable law and compliance with the terms of the IBTX certificate of formation and bylaws). If you fail to submit a proxy or to vote at the IBTX special meeting, or fail to instruct your bank, broker, trustee or other nominee how to vote, your shares of IBTX common stock will not be counted towards a quorum.
Under IBTX’s bylaws, if a quorum is not present at the IBTX special meeting, the holders of a majority of the votes entitled to be cast by the holders of IBTX common stock, present in person (virtually) or represented by proxy, at the IBTX special meeting may adjourn the IBTX special meeting without notice other than announcement at the IBTX special meeting, until a quorum is present or represented, if the time and place to which the meeting is adjourned is announced at the IBTX special meeting, unless the adjournment is for more than 30 days or, after adjournment, a new record date is fixed for the adjourned meeting.
In the event that a quorum is not present at the IBTX special meeting, it is expected that the IBTX special meeting will be adjourned or postponed. If the IBTX special meeting is postponed or adjourned, it will not affect the ability of holders of IBTX common stock of record as of the record date for the IBTX special meeting to exercise their voting rights or to revoke any previously granted proxy using the methods described below; however, if a new record date is set for an adjourned meeting, a new quorum will be required to be established.
At the IBTX special meeting, each share of IBTX common stock is entitled to one (1) vote on all matters properly submitted to holders of IBTX common stock.
As of the record date for the IBTX special meeting, IBTX directors and executive officers and their affiliates owned and were entitled to vote approximately 5,548,326 shares of IBTX common stock, representing approximately 13.4% of the outstanding shares of IBTX common stock. IBTX’s directors will vote their shares of which he or she holds and has the power to vote or direct the voting in favor of the IBTX merger proposal and the IBTX adjournment proposal, as each is a party to a support agreement with SouthState, the form of which is attached as Annex C to this joint proxy statement/prospectus and incorporated by reference herein, pursuant to which they have agreed, among other things, to vote in favor of the IBTX merger proposal and certain other matters, subject to the terms of the applicable support agreement. In addition, we currently expect that IBTX’s executive officers will vote their shares over which they have voting power in favor of the IBTX merger proposal and the other proposals to be considered at the IBTX special meeting, although none of them (other than David R. Brooks and Daniel W. Brooks, who are each also directors of IBTX) has entered into any agreements obligating them to do so. Vincent J. Viola, a shareholder of IBTX and the father of IBTX director Michael T. Viola, has also entered into a support agreement with SouthState, the form of which is attached as Annex C to this joint proxy statement/prospectus and incorporated by reference herein, pursuant to which he has agreed, among other things, to vote “FOR” the IBTX merger proposal and the IBTX adjournment proposal, subject to the terms of the support agreement. As of July 11, 2024, the record date for the IBTX special meeting, parties subject to support agreements with SouthState were entitled, in the aggregate, to vote approximately 13.2% of IBTX’s issued and outstanding common stock.
Broker Non-Votes
A broker non-vote occurs when a bank, broker, trustee or other nominee is not permitted to vote on a “non-routine” matter without instructions from the beneficial owner of the shares and the beneficial owner fails to provide the bank, broker, trustee or other nominee with such instructions. Because it is expected that all proposals to be voted on at the IBTX Special Meeting will be “non-routine” matters, broker non-votes, if any, will not be counted as present for purposes of determining a quorum and will not be entitled to vote at the IBTX special meeting.
If your bank, broker, trustee or other nominee holds your shares of IBTX common stock in “street name” (including through the Independent Bank Group 401(k) Profit Sharing Plan), such entity will vote your shares of IBTX common stock only if you provide instructions on how to vote by complying with the voter instruction form sent to you by your bank, broker, trustee or other nominee with this joint proxy statement/prospectus.
Vote Required; Treatment of Abstentions; Broker Non-Votes and Failure to Vote
Proposal 1: IBTX merger proposal:
•
Vote required:   Approval of the IBTX merger proposal requires the affirmative vote of the holders of at least two-thirds of the outstanding shares of IBTX common stock entitled to vote thereon at the IBTX special meeting.

•
Effect of abstentions, broker non-votes and failures to vote:   Shares of IBTX common stock not present, and shares present and not voted, whether by broker non-vote, abstention or otherwise, will have the same effect as a vote “AGAINST” the IBTX merger proposal.

Proposal 2: IBTX compensation proposal:
•
Vote required:   Approval of the IBTX compensation proposal requires the affirmative vote of a majority of the votes cast by the holders of IBTX common stock entitled to vote, present in person (virtually) or represented by proxy at the IBTX special meeting. For these purposes (and for purposes of the IBTX adjournment proposal described below), a majority of the votes cast means that the votes cast in favor of the matter exceed the votes cast against the matter.

•
Effect of abstentions, broker non-votes and failures to vote:   If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote in person (virtually) at the IBTX special meeting or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the IBTX compensation proposal, you will not be deemed to have cast a vote with respect to the IBTX compensation proposal and it will have no effect on the IBTX compensation proposal.

Proposal 3: IBTX adjournment proposal:
•
Vote required:   Approval of the IBTX adjournment proposal requires the affirmative vote of a majority of votes cast by the holders of IBTX common stock entitled to vote, present in person (virtually) or represented by proxy at the IBTX special meeting.

•
Effect of abstentions, broker non-votes and failures to vote:   If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote in person (virtually) at the IBTX special meeting or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the IBTX adjournment proposal, you will not be deemed to have cast a vote with respect to the IBTX adjournment proposal and it will have no effect on the IBTX adjournment proposal.

Attending the Special Meeting
The IBTX special meeting may be accessed by visiting the IBTX special meeting website at www.virtualshareholdermeeting.com/IBTX2024SM, where holders of IBTX common stock will be able to listen to the IBTX special meeting and vote online.
You are entitled to attend the IBTX special meeting via the IBTX special meeting website only if you were a shareholder of record as of the close of business on the record date, or you held your shares beneficially in the name of a bank, broker, trustee (including the Independent Bank Group 401(k) Profit Sharing Plan) or other nominee as of the record date, or you hold a valid proxy for the IBTX special meeting. If you were a shareholder of record at the close of business on the record date and wish to attend the IBTX special meeting via the IBTX special meeting website, you will need the control number on your proxy card. If a bank, broker, trustee (including the Independent Bank Group 401(k) Profit Sharing Plan) or other nominee is the record owner of your shares of IBTX common stock, you will need to obtain your specific control number and further instructions from your bank, broker, trustee or other nominee.
If you have technical difficulties on the day of the IBTX special meeting, you may request assistance immediately prior to the meeting by going to the IBTX special meeting website and following the instructions for obtaining technical assistance.
Proxies
A holder of IBTX common stock may vote by proxy or at the IBTX special meeting via the IBTX special meeting website. If you hold your shares of IBTX common stock in your name as a holder of record, to submit a proxy, you, as a holder of IBTX common stock, may use one of the following methods:
•
By telephone:   By calling the toll-free number indicated on the accompanying proxy card and following the recorded instructions.

•
Through the Internet:   By visiting the website indicated on the accompanying proxy card and following the instructions.

•
By mail:   By completing and returning the accompanying proxy card in the enclosed postage-paid envelope. The envelope requires no additional postage if mailed in the United States.

If you intend to submit your proxy by telephone or via the Internet, you must do so by 11:59 p.m., Eastern Time, on the day before the IBTX special meeting. If you intend to submit your proxy by mail, your completed proxy card must be received prior to the IBTX special meeting.
IBTX requests that holders of IBTX common stock vote by telephone, over the Internet or by completing and signing the accompanying proxy card and returning it to IBTX as soon as possible in the enclosed postage-paid envelope. When the accompanying proxy card is returned properly executed, the shares of IBTX common stock represented by it will be voted at the IBTX special meeting in accordance with the instructions contained on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted “FOR” the IBTX merger proposal, “FOR” the IBTX compensation proposal and “FOR” the IBTX adjournment proposal.
If a holder’s shares are held in “street name” by a bank, broker, trustee (including the Independent Bank Group 401(k) Profit Sharing Plan) or other nominee, the holder should check the voting form used by that firm to determine whether the holder may vote by telephone or the Internet.
Every vote is important. Accordingly, you should sign, date and return the enclosed proxy card, or vote via the Internet or by telephone, whether or not you plan to attend the IBTX special meeting via the IBTX special meeting website. Sending in your proxy card or voting by telephone or on the Internet will not prevent you from voting your shares via the IBTX special meeting website at the meeting because you may subsequently revoke your proxy.
IBTX Common Stock Held in Street Name
If your shares of IBTX common stock are held in “street name” through a bank, broker, trustee (including the Independent Bank Group 401(k) Profit Sharing Plan) or other nominee, you must instruct the bank, broker, trustee or other nominee on how to vote your shares of IBTX common stock. Your broker, bank or other nominee will vote your shares of IBTX common stock only if you provide specific instructions on how to vote by following the instructions provided to you by your bank, broker, trustee or other nominee.
You may not vote shares held in a brokerage or other account in “street name” by returning a proxy card directly to IBTX.
Further, banks, brokers, trustees (including the Independent Bank Group 401(k) Profit Sharing Plan) or other nominees who hold shares of IBTX common stock on behalf of their customers may not give a proxy to IBTX to vote those shares with respect to any non-routine matters without specific instructions from you, as banks, brokers, trustees and other nominees do not have discretionary voting power on any non-routine matters that will be voted upon at the IBTX special meeting, including the IBTX merger proposal, the IBTX compensation proposal and the IBTX adjournment proposal.
Revocability of Proxies
If you are a holder of IBTX common stock of record, you may revoke your proxy at any time before it is voted by:
•
timely delivery of a written notice of revocation to IBTX’s corporate secretary at the address indicated on the cover page of this proxy statement/prospectus before the IBTX special meeting;

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signing and returning a subsequently dated proxy by 11:59 p.m. Eastern Time on the day before the IBTX special meeting;

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voting by telephone or the Internet at a later time, before 11:59 p.m., Eastern Time on the day before the IBTX special meeting; or

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attending virtually and voting at the IBTX special meeting via the IBTX special meeting website.

If you hold your shares of IBTX common stock through a bank, broker, trustee or other nominee, you may change your vote by:
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contacting your bank, broker, trustee or other nominee; or

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attending and voting your shares at the IBTX special meeting virtually via the IBTX special meeting website if you have your specific 16-digit control number, which is included on your proxy card or the voting instruction form from your bank, broker, trustee or other nominee. Please contact your bank, broker, trustee or other nominee to obtain further instructions.

Attendance virtually at the IBTX special meeting will not in and of itself constitute revocation of a proxy. A revocation or later-dated proxy received by IBTX after the vote will not affect the vote. If the IBTX special meeting is postponed or adjourned, it will not affect the ability of holders of record of IBTX common stock to exercise their voting rights or to revoke any previously granted proxy using the methods described above; however, if a new record date is set for an adjourned meeting, a new quorum will be required to be established.
Delivery of Proxy Materials
As permitted by applicable law, only one copy of this joint proxy statement/prospectus is being delivered to holders of IBTX common stock residing at the same address, unless such holders of IBTX common stock have notified IBTX of their desire to receive multiple copies of the joint proxy statement/prospectus.
If you hold shares of both IBTX common stock and SouthState common stock, you will receive two separate packages of proxy materials.
IBTX will promptly deliver, upon oral or written request, a separate copy of the joint proxy statement/prospectus to any holder of IBTX common stock residing at an address to which only one copy of such document was mailed. Requests for additional copies should be directed to IBTX’s corporate secretary at the address indicated on the cover page of this joint proxy statement/prospectus.
Solicitation of Proxies
SouthState and IBTX will each bear their own expenses incurred in connection with the merger, including the retention of any information agent or other service provider, except that expenses incurred in connection with the printing and mailing of this joint proxy statement/prospectus will be shared equally by SouthState and IBTX. To assist in the solicitation of proxies, IBTX has retained Innisfree, for a fee of up to $60,000 plus reimbursement of out-of-pocket expenses for its services. IBTX may also request banks, brokers, trustees and other intermediaries holding shares of IBTX common stock beneficially owned by others to send this joint proxy statement/prospectus to, and obtain proxies from, the beneficial owners and may reimburse such record holders for their reasonable out-of-pocket expenses in so doing. Solicitation of proxies by mail may be supplemented by telephone and other electronic means, advertisements and personal solicitation by the directors, officers or employees of IBTX. No additional compensation will be paid to IBTX’s directors, officers or employees for solicitation.
Assistance
If you have any questions about the merger or need assistance in completing your proxy card or voting instruction card, have questions regarding IBTX’s special meeting or would like additional copies of this joint proxy statement/prospectus, please contact IBTX’s corporate secretary at the address indicated on the cover page of this join proxy statement/prospectus, or IBTX’s proxy solicitor, Innisfree, by calling toll-free at (877) 750-0637, or for banks and brokers, collect at (212) 750-5833.

IBTX PROPOSALS
Proposal 1: IBTX Merger Proposal
IBTX is asking holders of IBTX common stock to approve the merger agreement and the transactions contemplated thereby, including the merger. Holders of IBTX common stock should read this joint proxy statement/prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the merger agreement and the merger. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A.
After careful consideration, the IBTX board of directors unanimously (i) determined that the merger agreement and the transactions contemplated thereby are advisable and in the best interests of IBTX and its shareholders, (ii) adopted and approved the merger agreement and the transactions contemplated thereby, (iii) authorized the execution and delivery of the merger agreement and the transactions contemplated thereby, (iv) directed that the merger agreement be submitted to the holders of IBTX common stock for approval and (v) recommended approval of the merger agreement by the holders of IBTX common stock. See the section entitled “The Merger — IBTX’s Reasons for the Merger; Recommendation of the IBTX Board of Directors” for a more detailed discussion of the recommendation of the IBTX board of directors.
Approval of the IBTX merger proposal is a condition to the completion of the merger. If the IBTX merger proposal is not approved, the merger will not occur. For a detailed discussion of the terms and conditions of the merger, see the section entitled “The Merger Agreement — Terms of the Merger”.
Vote Required for Approval
Approval of the IBTX merger proposal requires the affirmative vote of the holders of at least two-thirds of the outstanding shares of IBTX common stock entitled to vote thereon at the IBTX special meeting. Shares of IBTX common stock not present, and shares present and not voted, whether by broker non-vote, abstention or otherwise, will have the same effect as a vote “AGAINST” the IBTX merger proposal.
Recommendation of the IBTX Board of Directors
The IBTX Board of Directors unanimously recommends a vote “FOR” the IBTX merger proposal.
Proposal 2: IBTX Compensation Proposal
Pursuant to Section 14A of the Exchange Act and Rule 14a-21(c) thereunder, IBTX is seeking a non-binding, advisory shareholder approval of the compensation of IBTX’s named executive officers that is based on or otherwise relates to the merger as disclosed in the section entitled “The Merger — Interests of IBTX Directors and Executive Officers in the Merger — Quantification of Potential Payments and Benefits to IBTX’s Named Executive Officers in Connection with the Merger”. The IBTX compensation proposal gives holders of IBTX common stock the opportunity to vote, on a non-binding, advisory basis, on the merger-related compensation that may be paid or become payable to IBTX’s named executive officers.
The IBTX board of directors encourages you to review carefully the named executive officer merger-related compensation information disclosed in this joint proxy statement/prospectus, and is asking holders of IBTX common stock to vote “FOR” the adoption of the following resolution, on a non-binding advisory basis:
“RESOLVED, that the compensation that will or may be paid or become payable to the IBTX named executive officers, in connection with the merger and the agreements or understandings pursuant to which such compensation will or may be paid or become payable, in each case as disclosed pursuant to Item 402(t) of Regulation S-K in the table in the section entitled “The Merger — Interests of IBTX Directors and Executive Officers in the Merger — Quantification of Potential Payments and Benefits to IBTX’s Named Executive Officers in Connection with the Merger” including the footnotes to the table and related narrative disclosures are hereby APPROVED”.

Vote Required for Approval
The vote on the IBTX compensation proposal is a vote separate and apart from the votes on the IBTX merger proposal and the IBTX adjournment proposal. Accordingly, if you are a holder of IBTX common stock, you may vote to approve the IBTX merger proposal and/or the IBTX adjournment proposal and vote not to approve the IBTX compensation proposal, and vice versa. The approval of the IBTX compensation proposal by holders of IBTX common stock is not a condition to the completion of the merger. Because the vote on the IBTX compensation proposal is advisory only, it will not be binding on IBTX or SouthState or otherwise affect the obligation of IBTX or SouthState to pay or provide the compensation contemplated by the compensation agreements and arrangements. Accordingly, if the merger is completed, the merger-related compensation will be paid to IBTX’s named executive officers to the extent payable in accordance with the terms of the compensation agreements and arrangements even if holders of IBTX common stock fail to approve the advisory vote regarding merger-related compensation.
Approval of the IBTX compensation proposal requires the affirmative vote of a majority of the votes cast by the holders of IBTX common stock entitled to vote, present in person (virtually) or represented by proxy at the IBTX special meeting. For these purposes (and for purposes of the IBTX adjournment proposal described below), a majority of the votes cast means that the votes cast in favor of the matter exceed the votes cast against the matter. If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote virtually at the IBTX special meeting or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the IBTX compensation proposal, you will not be deemed to have cast a vote with respect to the IBTX compensation proposal and it will have no effect on the IBTX compensation proposal.
Recommendation of the IBTX Board of Directors
THE IBTX BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE IBTX COMPENSATION PROPOSAL.
Proposal 3: IBTX Adjournment Proposal
The IBTX special meeting may be adjourned or postponed to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the IBTX special meeting to approve the IBTX merger proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to holders of IBTX common stock.
If, at the IBTX special meeting, the number of shares of IBTX common stock present or represented and voting in favor of the IBTX merger proposal is insufficient to approve the IBTX merger proposal, IBTX intends to move to adjourn or postpone the IBTX special meeting to enable the IBTX board of directors to solicit additional proxies for approval of the IBTX merger proposal. In that event, IBTX will ask holders of IBTX common stock to vote on the IBTX adjournment proposal, but not the IBTX merger proposal or the IBTX compensation proposal.
In this proposal, IBTX is asking holders of IBTX common stock to authorize the holder of any proxy solicited by the IBTX board of directors on a discretionary basis to vote in favor of adjourning the IBTX special meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from holders of IBTX common stock who have previously voted. Under IBTX’s bylaws, if a quorum is not present at the IBTX special meeting, the holders of a majority of the votes entitled to be cast by the holders of IBTX common stock, present in person (virtually) or represented by proxy, at the IBTX special meeting may adjourn the IBTX special meeting without notice other than announcement at the IBTX special meeting, until a quorum is present or represented, if the time and place to which the meeting is adjourned is announced at the IBTX special meeting, unless the adjournment is for more than 30 days or, after adjournment, a new record date is fixed for the adjourned meeting. The approval of the IBTX adjournment proposal by holders of IBTX common stock is not a condition to the completion of the merger.
Vote Required for Approval
The vote on the IBTX adjournment proposal is a vote separate and apart from the votes on the IBTX merger proposal and the IBTX compensation proposal. Accordingly, if you are a holder of IBTX common stock, you may vote to approve the IBTX merger proposal and/or the IBTX compensation proposal and vote not to approve the IBTX adjournment proposal, and vice versa. The approval of the IBTX adjournment proposal by holders of IBTX common stock is not a condition to the completion of the merger.
Approval of the IBTX adjournment proposal requires the affirmative vote of a majority of votes cast by the holders of IBTX common stock entitled to vote, present in person (virtually) or represented by proxy at the IBTX special meeting. If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote virtually at the IBTX special meeting or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the IBTX adjournment proposal, you will not be deemed to have cast a vote with respect to the IBTX adjournment proposal and it will have no effect on the IBTX adjournment proposal.
Recommendation of the IBTX Board of Directors
THE IBTX BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE IBTX ADJOURNMENT PROPOSAL.

INFORMATION ABOUT SOUTHSTATE
SouthState is a financial holding company headquartered in Winter Haven, Florida, that incorporated under the laws of South Carolina in 1985. It provides a wide range of banking services and products to its customers through its wholly-owned bank subsidiary, SouthState Bank, National Association, a national banking association, from its headquarters branch in Winter Haven, Florida and, as of December 31, 2023, a 251-branch network located throughout Florida, South Carolina, Alabama, Georgia, North Carolina, and Virginia. In addition, SouthState operates SSB Insurance Corp. (“SSBIC”), a captive insurance subsidiary pursuant to Section 831(b) of the U.S. Tax Code. SSBIC is in the process of dissolution and is not engaged in any active activity as of March 31, 2024. SouthState does not engage in any significant operations other than the ownership of its banking subsidiary.
SouthState Bank offers a wide range of mortgage products through its mortgage banking division, Small Business Administration (“SBA”) and other government guaranteed commercial loans through its SBA division, and factoring, invoicing, collection and account receivable services through its Corporate Billing division. SouthState Bank also operates a correspondent banking and capital markets service division for over 1,200 small and medium sized community financial institutions throughout the United States. Based primarily in Atlanta, Georgia and Birmingham, Alabama, this division earns commissions on fixed income security sales, fees from hedging services, loan brokerage fees and consulting fees for services related to these activities. In addition, SouthState Bank operates SouthState|DuncanWilliams Securities Corp. (“SouthState|DuncanWilliams”), a full-service broker dealer headquartered in Memphis, Tennessee, which it acquired in February 2021. The services offered by SouthState|DuncanWilliams are complementary to SouthState Bank’s correspondent banking and capital markets businesses and provide additional opportunities to SouthState Bank’s client base. SouthState Bank also operates SouthState Advisory, Inc., a wholly-owned registered investment advisor, which offers support to the Bank’s Wealth line of business. In late 2023, SouthState Bank formed SSB First Street Corporation, an investment subsidiary headquartered in Wilmington, Delaware, to hold tax-exempt municipal investment securities as part of SouthState Bank’s investment portfolio.
As of March 31, 2024, SouthState had approximately $45.1 billion in assets, $32.7 billion in loans, $37.2 billion in deposits and $5.5 billion in shareholders’ equity.
SouthState common stock is traded on the NYSE under the symbol “SSB”.
SouthState’s principal executive offices are located at 1101 First Street South, Suite 202, Winter Haven, Florida 33880. SouthState’s telephone number is (863) 293-4710 and its website is https://www.southstatebank.com. The information on SouthState’s website is not part of this joint proxy statement/prospectus, and the reference to SouthState’s website address does not constitute incorporation by reference of any information on that website into this joint proxy statement/prospectus.
Additional information about SouthState and its subsidiaries is included in documents incorporated by reference in this proxy statement/prospectus. See the section entitled “Where You Can Find More Information”.

INFORMATION ABOUT IBTX
IBTX is a registered bank holding company headquartered in McKinney, Texas, which is located in the northern portion of the Dallas-Fort Worth metropolitan area. IBTX was organized as a Texas corporation on September 20, 2002. IBTX, through its wholly-owned bank subsidiary, Independent Bank, a Texas state chartered bank, provides a wide range of relationship-driven commercial banking products and services tailored to meet the needs of businesses, professionals and individuals. IBTX operates branches and offices in the Dallas/North Texas area, including McKinney, Dallas, Fort Worth, and Sherman/Denison, the Austin/Central Texas area, including Austin, San Antonio and Waco, the Houston Texas metropolitan area and along the Colorado Front Range area, including Denver, Colorado Springs and Fort Collins.
As of March 31, 2024, IBTX had consolidated total assets of $18.9 billion, total loans of $14.5 billion, total deposits of $15.7 billion and total shareholders’ equity of $2.4 billion.
IBTX common stock is traded on the NASDAQ Global Select Market under the symbol “IBTX”.
IBTX’s principal executive office is located at 7777 Henneman Way, McKinney, Texas 75070. IBTX’s telephone number is (972) 562-9004 and its website is www.independent-bank.com. The information on IBTX’s website is not part of this joint proxy statement/prospectus, and the reference to IBTX’s website address does not constitute incorporation by reference of any information on that website into this joint proxy statement/prospectus.
Additional information about IBTX and its subsidiaries is included in documents incorporated by reference into this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information”.

THE MERGER
This section of the joint proxy statement/prospectus describes material aspects of the merger, including the bank merger. This summary may not contain all of the information that is important to you. You should carefully read this entire joint proxy statement/prospectus and the other documents we refer you to for a more complete understanding of the merger and the bank merger. In addition, we incorporate important business and financial information about each of us into this joint proxy statement/prospectus by reference. You may obtain the information incorporated by reference into this joint proxy statement/prospectus without charge by following the instructions in the section entitled “Where You Can Find More Information”.
Terms of the Merger
Each of SouthState’s and IBTX’s respective board of directors has approved and adopted the merger agreement. The merger agreement provides that IBTX will merge with and into SouthState, with SouthState as the surviving corporation. Following the completion of the merger, IBTX Bank will merge with and into SouthState Bank, with SouthState Bank as the surviving bank in the bank merger.
In the merger, each share of IBTX common stock issued and outstanding immediately prior to the effective time (other than certain shares held by SouthState or IBTX) will be converted into the right to receive 0.60 shares of SouthState common stock. No fractional shares of SouthState common stock will be issued in connection with the merger, and holders of IBTX common stock will be entitled to receive cash in lieu thereof.
Holders of SouthState common stock and holders of IBTX common stock are being asked to approve the merger agreement. See the section entitled “The Transaction Agreements — Description of the Merger Agreement” for additional and more detailed information regarding the legal documents that govern the merger, including information about the conditions to the completion of the merger and the provisions for terminating or amending the merger agreement.
Background of the Merger
The management of each of SouthState and IBTX and each of the board of directors of SouthState and the board of directors of IBTX (which we refer to in this section as the “SouthState board” and the “IBTX board”, respectively) regularly review and assess the performance, strategy, competitive position, opportunities and prospects of their respective companies in light of the then-current business, interest rate, economic and regulatory environments, as well as developments in the financial sector and the opportunities and challenges facing participants in the sector, in each case with the goal of enhancing value for their respective shareholders and delivering the best possible products and services to their respective customers and communities. These reviews have included periodic consideration of, and discussions with, other companies from time to time regarding potential strategic alternatives, including business combinations, acquisitions and dispositions to further the companies’ strategic objectives, as well as remaining independent companies. These discussions included occasional meetings starting in 2019 between Mr. David R. Brooks, the Chairman of the IBTX board and Chief Executive Officer of IBTX, and Mr. John C. Corbett, a director on the SouthState board and the Chief Executive Officer of SouthState, in various group industry and other settings during which Messrs. Brooks and Corbett discussed trends and developments in the financial sector, and, on occasion, strategic alternatives available to their respective companies. During several of these meetings, including at a meeting held in the second fiscal quarter of 2019 and at a meeting held in October 2022, Messrs. Corbett and Brooks informally discussed the possibility of a potential business combination transaction between SouthState and IBTX. The conversations were informal in nature, and no actionable proposals or specific terms for, or other plans with respect to implementation of, a potential business combination transaction were discussed or agreed to at that time.
On December 1, 2023, Mr. Brooks and Mr. Corbett met in-person during an investor conference with other Chief Executive Officers of financial institutions and discussed exploring the possibility of a potential business combination of SouthState and IBTX and other matters of mutual interest to their respective institutions. These informal discussions continued throughout December 2023.
On December 19, 2023, the IBTX board held a regularly scheduled meeting. At the meeting, Mr. Brooks informed the IBTX board of his discussions with Mr. Corbett and that Mr. Corbett had expressed interest in exploring a potential business combination between SouthState and IBTX. After discussion, the IBTX board expressed its support for Mr. Brooks continuing to have exploratory discussions with SouthState regarding a potential business combination transaction.
In order to facilitate further informed discussions, on January 2, 2024, SouthState and IBTX entered into a mutual confidentiality agreement. In the weeks following entry into the confidentiality agreement, IBTX exchanged limited non-public financial information with SouthState, including information relating to deposits, capital and loans.
On January 11, 2024, Messrs. Corbett and Brooks continued their informal discussions in which they discussed, at a high level, their respective businesses, organizational structures and performance based on the limited non-public financial information that had been exchanged. Over the following weeks, Messrs. Corbett and Brooks, as well as other members of their institutions’ respective management teams and G. Stacy Smith, IBTX’s Lead Independent Director and Douglas Hertz, the independent chair of the SouthState board, continued these exploratory discussions and sharing of information and continued to discuss at a high level a potential business combination transaction between the two parties.
On January 18, 2024, the IBTX board held a regularly scheduled meeting. At the meeting, Mr. Brooks provided the IBTX board with an update on the status of exploratory discussions between SouthState and IBTX regarding a potential business combination transaction.
On January 24, 2024, the SouthState board held a regularly scheduled meeting, which members of SouthState management also attended. At the meeting, the SouthState board and SouthState management discussed SouthState’s price performance and valuation relative to its peers, the mergers and acquisitions environment generally and potential strategic opportunities that could enhance value for SouthState’s shareholders. SouthState management presented a potential combination with IBTX as one such opportunity. SouthState management identified IBTX as a strong strategic fit based on, among other things, its strong and long-term experienced management, strong past performance, similar community bank organization and strategy and credit philosophy and culture, and competitive position in four of the fastest growing markets in the United States. Following discussion, the SouthState directors expressed their support for continuing exploratory discussions with IBTX and undertaking further analysis to evaluate the potential risks and benefits of a combination with IBTX.
Following the January 24, 2024 SouthState board meeting and until February 12, 2024, members of SouthState management continued to engage in preliminary discussions with members of IBTX management and Messrs. Smith and Hertz regarding their respective businesses, including personnel matters, the cultural and strategic fit of the two companies, their complementary branch footprints, and their respective positioning from a technology and systems perspective.
On February 12, 2024, representatives of SouthState and IBTX agreed that they would pause their consideration of a potential business combination transaction between SouthState and IBTX to allow SouthState management to devote its attention to the response to and forensics around SouthState’s previously disclosed cybersecurity incident.
On February 22, 2024, the board of directors of IBTX Bank (which consists of the same directors as the IBTX board) held a regularly scheduled meeting. At the meeting, Mr. Brooks provided an update on the status of exploratory discussions between SouthState and IBTX regarding a potential business combination transaction.
Also on February 22, 2024, the SouthState board held a regularly scheduled meeting at which Mr. Corbett updated the SouthState board on the status of exploratory discussions between SouthState and IBTX regarding a potential business combination transaction and the delay in large part because of the impact of the cybersecurity incident, and the regulatory and interest rate environment. At that meeting, management updated the SouthState board on the preliminary due diligence around potential earnings of a pro forma company, and the risks around the assumptions in the models.
During the week of March 18, 2024, representatives of SouthState and IBTX resumed discussions about a potential business combination between their respective institutions. IBTX began providing

SouthState with updated due diligence information and the parties began discussing potential transaction terms, including possible exchange ratios.
On March 21, 2024, the IBTX board held a regularly scheduled meeting. Messrs. Brooks and Smith provided the IBTX board with an update on discussions with SouthState regarding a potential business combination transaction, including the status of the exploratory due diligence process and the regulatory approval process in connection with a potential business combination transaction. The IBTX board discussed the potential business combination transaction and the updates provided by Messrs. Brooks and Smith, including the potential benefits and drawbacks of continuing to review and negotiate the potential business combination transaction, including as compared to the potential benefits and risks of continuing to execute on IBTX’s standalone plan and the other strategic alternatives available to IBTX. The IBTX board expressed its support for continuing to review a potential business combination transaction and authorized Mr. Brooks to proceed with the continued review and negotiation of the potential business combination transaction with SouthState.
On March 22, 2024, Messrs. Corbett and Brooks held a telephone conference on which they discussed potential exchange ratios for any potential business combination between SouthState and IBTX and negotiated and aligned on an exchange ratio of 0.625 shares of SouthState common stock for each share of IBTX common stock. On this call, Messrs. Corbett and Brooks also discussed post-closing board composition and director non-competes.
On March 23, 2024, SouthState delivered to IBTX a draft indication of interest (the “Initial Draft IOI”), which contemplated an all-stock merger in which IBTX would be merged with and into SouthState and IBTX shareholders would receive shares of SouthState common stock. The Initial Draft IOI proposed, among other things, (i) an exchange ratio of 0.625 shares of SouthState common stock for each share of IBTX common stock and (ii) board nomination rights for IBTX to appoint up to three members of the IBTX board to serve as members of the initial board of directors of the combined company. The Initial Draft IOI was conditioned on SouthState’s satisfactory completion of due diligence and required that IBTX agree to negotiate exclusively with SouthState for a 45-day period.
Following delivery of the Initial Draft IOI on March 23, 2024, Messrs. Corbett and Brooks discussed the terms of the Initial Draft IOI. Mr. Brooks indicated, among other things, that (i) IBTX should have the right to appoint three, not up to three, directors to the initial board of the surviving company and (ii) the IBTX directors should not be required to sign non-compete agreements as a condition to a transaction between SouthState and IBTX, as proposed in the Initial Draft IOI.
On March 26, 2024, SouthState delivered to IBTX a revised draft indication of interest (the “March 26 Draft IOI”), which provided for, among other things, (i) an exchange ratio of 0.625 and (ii) board nomination rights for IBTX to appoint three members of the initial board of directors of the combined company. The March 26 Draft IOI, like the Initial Draft IOI, was conditioned on SouthState’s satisfactory completion of due diligence and required that IBTX agree to negotiate exclusively with IBTX for a 45-day period.
On March 27, 2024, the IBTX board held a special meeting. Mr. Brooks stated that SouthState had delivered the Initial Draft IOI and the March 26 Draft IOI and reviewed with the IBTX board the proposed terms of the March 26 Draft IOI and financial information regarding the proposed transaction prepared by KBW, IBTX’s financial advisor, to assist Mr. Brooks in reviewing the March 26 Draft IOI with the IBTX board. The IBTX board discussed the March 26 Draft IOI and the information provided, including the proposed exchange ratio, the financial information regarding the proposed transaction prepared for Mr. Brooks to review with the IBTX board, the current business climate, the current regulatory environment, the financial and non-financial impact of the proposed transaction on IBTX and its shareholders, SouthState’s financial performance, SouthState’s and IBTX’s respective cultures, the benefits and risks of entering into the March 26 Draft IOI and continuing to review and negotiate the proposed transaction on the terms set forth in the March 26 Draft IOI, including as compared to other strategic alternatives available to IBTX (including IBTX’s standalone plan), the likelihood of consummation and the potential timeline to closing the proposed transaction with SouthState. The IBTX board also discussed the availability of alternative strategic transactions and the likelihood that another party would be interested in, and capable of, consummating a potential business combination with IBTX on terms as favorable to IBTX and its shareholders as those proposed by SouthState. After discussion, the IBTX board authorized the execution of the March 26 Draft IOI and authorized Mr. Brooks to proceed with the continued review and negotiation of the proposed transaction.
Also on March 27, 2024, the SouthState board held a special meeting, at which members of SouthState management were also present, at which members of SouthState management again discussed the strategic rationale for a potential business combination with IBTX, including IBTX’s strong and long-term experienced management, similar community bank organization and strategy and credit philosophy and culture, strong performance over fifteen years, and competitive position in four of the fastest growing markets in the United States, and the reasons for the delay in discussions. Management summarized the financial information provided by representatives of IBTX, including IBTX’s historical financials, credit history, historical net interest margin and pro forma loan and deposit make-up based on publicly available information, and preliminary analysis prepared by SouthState management regarding the proposed transaction, including potential costs saving. Management also reviewed with the SouthState board the proposed terms of the March 26 Draft IOI, including the exchange ratio of 0.625, three board seats and the 45-day exclusivity period to conduct due diligence, as well as the risks of the proposed transaction, including risks associated with the interest rate environment and regulatory environment and credit risk. The SouthState board discussed the March 26 Draft IOI and the information provided, including the proposed exchange ratio, the current interest rate, credit and regulatory environment, the financial and non-financial impact of a potential business combination with IBTX on SouthState and its shareholders, possible board members from IBTX, retaining leadership and timeline. Following discussion of the March 26 Draft IOI, the SouthState directors expressed their support for entering into a nonbinding letter of intent, and undertaking in-depth due diligence and further analysis to evaluate the potential risks and benefits of a combination with IBTX.
Following the special meetings of the IBTX board and the SouthState board on March 27, 2024, the March 26 Draft IOI was executed by both parties (the “IOI”).
On April 2, 2024, representatives of SouthState and IBTX held a teleconference to discuss expanding their initial, mutual exploratory due diligence. Following that call, and continuing through May 17, 2024, representatives of IBTX and SouthState continued to perform mutual due diligence reviews and to discuss items identified in due diligence and regulatory risk relating to the proposed transaction.
On April 11 and 12, 2024, representatives of SouthState’s and IBTX’s senior management teams met in person in Dallas, Texas to discuss the proposed transaction. Management of each company described their culture, each of their areas of responsibility, credit philosophy and operational overlaps. During that meeting, representatives of senior management of each of SouthState and IBTX discussed generally the regulatory environment and potential benefits and risks of the proposed transaction.
On April 12, 2024, Davis Polk & Wardwell LLP (“Davis Polk”), SouthState’s legal advisor, provided an initial draft of a proposed merger agreement to Wachtell, Lipton, Rosen & Katz (“Wachtell Lipton”), IBTX’s legal advisor, which contemplated that each of the members of the IBTX board and Vincent J. Viola, a shareholder of IBTX and the father of IBTX director Michael T. Viola, would sign a support agreement, pursuant to which, among other things, each such IBTX shareholder would agree to vote the shares of IBTX common stock over which he or she has voting power in favor of the approval and adoption of the merger agreement and against any competing transaction. Thereafter, and continuing until the merger agreement and the other transaction agreements were executed, the parties and their counsel negotiated the terms of the transaction agreements, reflecting discussions between the parties regarding transaction terms.
On April 18, 2024, the IBTX board held a regularly scheduled meeting. Mr. Brooks provided an update to the IBTX board on the status of the proposed transaction, including the status of due diligence and reverse due diligence, the draft definitive agreements with respect to the proposed transaction and the timeline for the completion of due diligence and the negotiation of definitive agreements.
On April 19, 2024, SouthState retained Raymond James to act as its investment banking advisor in connection with the proposed transaction. The determination was based on, among other things, qualifications of Raymond James, Raymond James’ familiarity with SouthState and the SouthState board’s determination as to the independence of Raymond James in connection with the proposed transaction based on its review of the relationship disclosure provided by Raymond James.

From April 19, 2024 through April 23, 2024, representatives of Raymond James assisted SouthState management with financial due diligence on IBTX and analyzing the pro forma impact of the proposed transaction. Representatives of Raymond James discussed a model depicting the pro forma impact analysis with members of SouthState management on April 23, 2024 and during the weeks that followed held numerous discussions with members of SouthState management to refine the assumptions used to prepare the model.
On April 24, 2024, the SouthState board held a regularly scheduled meeting, at which members of SouthState management were also present and provided an update on SouthState’s due diligence of IBTX and discussed the proposed transaction generally. Among other things, the SouthState board discussed the changes in the interest rate outlook and regulatory environment around credit, the results of operations of IBTX during the first fiscal quarter of 2024, and possible implications of those developments to the discussions involving, and possible pricing of, the proposed transaction. Following discussion, the SouthState board authorized management of SouthState to continue discussions with, and SouthState’s due diligence investigation of, IBTX.
On May 1, 2024, SouthState management, with the help of representatives of Raymond James, revised the model of the pro forma impact of the proposed transaction, which included updating the model to reflect the results of operation of each of SouthState and IBTX during the first fiscal quarter of 2024 and updated 2024 earnings estimates.
On May 2, 2024, Messrs. Corbett and Brooks held a teleconference regarding the updated model, as part of which Mr. Corbett communicated to Mr. Brooks that, based on the information recently made available to SouthState, including IBTX’s performance during the first fiscal quarter of 2024, changes in the interest rate environment and updated analyst consensus earnings estimates of each company, released after release of the results of operations of each company, he could no longer recommend to the SouthState board an exchange ratio of 0.625.
Between May 3, 2024 and May 7, 2024, representatives of SouthState’s and IBTX’s respective management teams and representatives of Raymond James and KBW had several calls regarding the exchange ratio. In the course of these discussions, on May 4, 2024, representatives of Raymond James and representatives of KBW held a teleconference on which representatives of Raymond James conveyed SouthState’s proposal to lower the exchange ratio in the IOI to 0.58-0.59 in light of the changes to the model stemming from the information recently made available to SouthState. Shortly after this teleconference, representatives of KBW conveyed to representatives of Raymond James IBTX’s counterproposal of an exchange ratio of 0.60, contingent on the proposed transaction being announced on May 13, 2024.
On May 5, 2024, Messrs. Corbett and Brooks held a teleconference during which Mr. Brooks reiterated IBTX’s counterproposal to set the exchange ratio at 0.60, contingent on the transaction being announced on May 13, 2024. The parties thereafter temporarily suspended negotiations as each party deliberated with respect to the revised exchange ratio and timing of the announcement.
On May 7, 2024, members of SouthState management and members of IBTX management resumed discussions regarding the proposed transaction and had a teleconference on which SouthState agreed, subject to the parties reaching agreement on documentation and all other open items, to an exchange ratio of 0.60 shares of SouthState common stock for each share of IBTX common stock, and agreed to target announcing the proposed transaction on May 20, 2024.
From May 7, 2024 to May 17, 2024, the parties, with the assistance of their respective advisors, continued to engage in negotiations regarding the final terms of the merger agreement, the support agreements and the other agreements to be entered into in connection with the proposed transaction and related transaction documentation. Also during this period, Raymond James continued to assist SouthState with SouthState’s financial evaluation of IBTX and the proposed transaction, and KBW continued to assist IBTX with IBTX’s financial evaluation of SouthState and the proposed transaction.
On May 14, 2024, representatives of SouthState, IBTX, Davis Polk and Wachtell Lipton met via teleconference to discuss legal due diligence of IBTX, in the case of SouthState, and SouthState, in the case of IBTX.

On May 15, 2024, the IBTX board held a special meeting, which members of IBTX management and representatives of KBW and Wachtell Lipton also attended. Mr. Brooks provided an update on the proposed transaction, including the revised exchange ratio, and representatives of management provided the IBTX board with a report on the findings of their reverse due diligence on SouthState. Representatives of KBW discussed with the IBTX board certain financial aspects of the proposed transaction, including with respect to the pro forma financial impacts of the merger and relative to IBTX’s current standalone plan. The representatives of KBW also reviewed with the IBTX board KBW’s previous representations of each of IBTX and SouthState and their respective affiliates (including KBW’s representation of CenterState Bank Corporation (“CenterState”) as financial advisor in connection with SouthState’s 2020 merger with CenterState, for which it received a $10 million fee from CenterState). Representatives of Wachtell Lipton reviewed with the IBTX board the fiduciary duties of the IBTX board in connection with the proposed transaction and reviewed the terms of the draft merger agreement and other agreements to be entered into in connection with the proposed transaction. The IBTX board also discussed with management and representatives of Wachtell Lipton the transition agreements that SouthState proposed to enter into with Mr. Brooks and with IBTX’s Vice Chair, Daniel W. Brooks. The IBTX board discussed the proposed transaction and the presentations of the representatives of management, KBW and Wachtell Lipton. The discussion included the proposed revised exchange ratio, the current business climate, the current regulatory environment, the financial and non-financial impact of the proposed transaction on IBTX and its shareholders, SouthState’s financial performance, SouthState’s and IBTX’s respective cultures, the benefits and risks of the proposed transaction as compared to the benefits and risks of IBTX’s standalone plan and other strategic alternatives available to IBTX, the timing of the proposed transaction and the risk that the opportunity to pursue the proposed transaction with SouthState and the anticipated associated value creation may not be available in the future. During the discussion, the IBTX board also discussed the likelihood that another party would be in a position to complete a potential business combination with IBTX on terms as favorable to IBTX and its shareholders as those offered by SouthState, which the IBTX board determined was unlikely. Following discussion, the IBTX board indicated it was supportive of the proposed transaction on the terms discussed and authorized management to continue to work with IBTX’s advisors to finalize the transaction documentation.
On May 16, 2024, representatives of SouthState, IBTX, Raymond James and KBW met via teleconference to discuss SouthState’s financial evaluation of IBTX and IBTX’s financial evaluation of SouthState.
Also on May 16, 2024, the SouthState board held a special meeting to continue its discussion of the proposed transaction, at which SouthState management and representatives of Davis Polk and Raymond James were also in attendance. Members of SouthState management provided the SouthState board with an update on the proposed transaction, including the change to the exchange ratio based on the interest rate environment, the transition agreement that SouthState proposed to enter into with Mr. Brooks and the final results of the due diligence process, including the complementary geographic footprint of IBTX, IBTX’s credit history and financials and other matters. Members of SouthState management also updated the SouthState board on their discussions regarding the diligence of IBTX with SouthState’s primary regulator. Representatives of Raymond James then made a financial presentation to the SouthState board concerning the proposed transaction, including with respect to the pro forma financial impacts of the merger. Representatives of Raymond James also discussed Raymond James’ previous representations of each of SouthState and IBTX and their respective affiliates with the SouthState board, as detailed in the relationship disclosure delivered to SouthState. A representative of Davis Polk discussed the near-final terms of the merger agreement and the proposed support agreements with the SouthState board and discussed the directors’ fiduciary duties in connection with the SouthState board’s evaluation of the proposed transaction. The SouthState board then discussed the proposed transaction. The discussion included the proposed revised exchange ratio, the interest rate environment, the current regulatory environment, the financial and non-financial impact of the proposed transaction on SouthState and its shareholders, IBTX’s financial performance, Raymond James’ financial analysis, IBTX’s and SouthState’s respective cultures, the benefits and risks of the proposed transaction, the timing of the proposed transaction and the risk that the opportunity to pursue a transaction with IBTX and the anticipated associated value creation may not be available in the future.

On May 17, 2024, the SouthState board held a special meeting to consider and vote on the final negotiated terms of the proposed transaction and entry into the merger agreement and ancillary agreements by SouthState. Members of SouthState management and representatives of Davis Polk and Raymond James also attended the meeting. A representatives of Raymond James confirmed that there had been no change to the respective financial analyses discussed with the SouthState board at the May 16, 2024 meeting, and Raymond James rendered an opinion to the SouthState board of directors to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken as set forth in such opinion, the exchange ratio in the proposed merger was fair, from a financial point of view, to SouthState. For more information, see the section entitled “The Merger — Opinion of SouthState’s Financial Advisor” and Annex D. The SouthState board also reviewed the updated relationship disclosure provided by Raymond James on May 16, 2024 and determined that none of the disclosed relationships impacted Raymond James’ ability to act in an independent and disinterested manner in rendering its services to SouthState in connection with the proposed transaction. Representatives of Davis Polk then summarized the directors’ fiduciary duties in connection with the SouthState board’s evaluation of the proposed transaction that were discussed at the May 16, 2024 meeting of the SouthState board and reviewed the updated proposed final terms of the merger agreement. Following the discussion, the SouthState directors present at the special meeting unanimously adopted and approved the merger agreement, the merger and the other transactions contemplated by the merger agreement. One SouthState director was not in attendance at the May 17, 2024 special meeting, but had informed members of SouthState management prior to such meeting that he was supportive of the proposed transaction. After careful review and discussion, including consideration of the factors described below under “The Merger — SouthState’s Reasons for the Merger; Recommendation of the SouthState Board of Directors,” the SouthState board unanimously (i) determined that the merger agreement and the transactions contemplated thereby are advisable and in the best interests of SouthState and its shareholders, (ii) adopted and approved the merger agreement and the transactions contemplated thereby, (iii) authorized the execution and delivery of the merger agreement and the transactions contemplated thereby, (iv) directed that the merger agreement be submitted to the holders of SouthState common stock for approval and (v) recommended approval of the merger agreement by the holders of SouthState common stock.
Also on May 17, 2024, the IBTX board held a special meeting to consider the final negotiated terms of the proposed transaction and entry into the merger agreement and ancillary agreements by IBTX. Members of IBTX management and representatives of KBW and Wachtell Lipton were also in attendance at the meeting. At the meeting, Mr. Brooks reviewed with the IBTX board the resolutions they would be asked to adopt if they were to approve the proposed transaction. A representative of Wachtell Lipton reviewed the final terms of the merger agreement and the other transaction documentation to be entered into in connection with the proposed transaction and reviewed the directors’ fiduciary duties in considering the proposed transaction, as they had previously done. Also at the meeting, representatives of KBW reviewed certain financial aspects of the proposed transaction, including the financial analyses performed by KBW, and rendered to the IBTX board an opinion, which was initially rendered verbally and subsequently confirmed in a written opinion dated May 17, 2024, to the IBTX board to the effect that, as of such date and based upon and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW as set forth in its written opinion, the exchange ratio in the proposed transaction was fair, from a financial point of view, to the holders of IBTX common stock. For more information, see the section entitled “The Merger — Opinion of IBTX’s Financial Advisor” and Annex E. After careful review and discussion, including consideration of the factors described below under “The Merger — IBTX’s Reasons for the Merger; Recommendation of the IBTX Board of Directors,” the IBTX board unanimously (i) determined that the merger agreement and the transactions contemplated thereby are advisable and in the best interests of IBTX and its shareholders, (ii) adopted and approved the merger agreement and the transactions contemplated thereby, (iii) authorized the execution and delivery of the merger agreement and the transactions contemplated thereby, (iv) directed that the merger agreement be submitted to the holders of IBTX common stock for approval and (v) recommended approval of the merger agreement by the holders of IBTX common stock.
Following the meetings of the IBTX board and the SouthState board on May 17, 2024, IBTX and SouthState executed the merger agreement on the evening of May 17, 2024. The transaction was announced the morning of May 20, 2024, before the opening of the financial markets in New York, in a press release jointly issued by SouthState and IBTX.

IBTX’s Reasons for the Merger; Recommendation of the IBTX Board of Directors
In reaching its decision to adopt and approve the merger agreement and the transactions contemplated thereby (including the merger) and to recommend that the holders of IBTX common stock approve the merger agreement and the transactions contemplated thereby (including the merger), the IBTX board of directors evaluated the merger agreement and the transactions contemplated thereby (including the merger) in consultation with IBTX’s management, as well as IBTX’s financial and legal advisors, and considered a number of factors, including the following (which are presented below in no particular order and are not exhaustive):
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each of IBTX’s, SouthState’s and the surviving corporation’s business, operations, financial condition, asset quality, earnings and prospects. In reviewing these factors, including the information obtained through due diligence, the IBTX board of directors considered its assessment that IBTX’s business, operations, risk profile, product offerings, geographic footprint, customer base and culture complement those of SouthState, and that the merger and the other transactions contemplated by the merger agreement would result in a surviving corporation with a larger scale and market presence than IBTX on a stand-alone basis in attractive high-growth markets, which would thereby enable IBTX to serve an expanded customer base and position it for continued growth and investment;

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the strategic rationale for the merger, including the ability of the surviving corporation to serve the banking needs of consumers and businesses in highly attractive markets that present strong growth opportunities, including that the surviving corporation would have a presence in 12 of the 15 fastest growing metropolitan statistical areas and be strongly positioned to take advantage of population migration trends;

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the belief of the IBTX board of directors that the merger will create, and enable the holders of IBTX common stock to become shareholders of, a banking franchise with enhanced scale, a diversified geographic footprint, enhanced product capabilities and a granular customer base with a history of resilient credit that will create opportunities for future growth;

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the belief that the enhanced scale of the surviving corporation will better position the combined company to leverage the recent significant investments made by each of IBTX and SouthState in technology and risk management, as compared to IBTX’s ability to do so on a standalone basis;

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the belief that IBTX and SouthState have no geographic overlaps, which will promote continuity with team members and customers and thereby limit distractions and other costs which could otherwise interfere with the surviving corporation’s ability to realize the anticipated benefits of the merger;

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the belief that SouthState’s earnings and prospects, and the revenue synergies and cost savings potentially available in the proposed merger, would result in the surviving corporation having the opportunity to have superior future earnings and prospects compared to IBTX’s earnings and prospects on a stand-alone basis;

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the belief that IBTX and SouthState share similar cultures, including with respect to the companies’ local, geographic management models, credit cultures and community development, and the belief of the IBTX board of directors that the complementary cultures would facilitate the successful completion of the merger and integration following consummation of the merger;

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the complementary nature of the products, services, customers and markets of IBTX and SouthState, which the IBTX board of directors believed will provide the opportunity to mitigate risks and increase potential returns;

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the current and prospective business climate in the banking industry, including the position of current and likely competitors of IBTX and SouthState;

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the anticipated pro forma financial impact of the merger on the surviving corporation, including the expected positive impact on certain financial metrics;

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the expectation of cost savings and revenue synergies resulting from the merger;

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the belief that IBTX’s and SouthState’s respective deep experience in completing acquisitions and related integration will mitigate the execution risk of integrating IBTX with SouthState and realizing the potential benefits of the merger;

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the terms of the merger agreement and the fact that the exchange ratio is fixed, with no adjustment in the merger consideration to be received by holders of IBTX common stock as a result of possible increases or decreases in the trading price of IBTX common stock or SouthState common stock following the announcement of the merger, which the IBTX board of directors believed was consistent with market practice for transactions of this type and with the strategic purpose of the transaction;

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the fact that 100% of the merger consideration would be in the form of SouthState common stock, which would allow IBTX shareholders to participate in the future growth and opportunities of the surviving corporation and the anticipated pro forma impact of the merger and otherwise benefit from the financial performance of the surviving corporation and potential appreciation in the value of SouthState common stock;

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the fact that IBTX shareholders would own approximately 24.7% of the surviving corporation following completion of the merger;

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the fact that the merger agreement provides that the surviving corporation’s board of directors would include three legacy IBTX directors, including David R. Brooks and G. Stacy Smith, which the IBTX board of directors believed would enhance the likelihood that the strategic benefits IBTX expects to achieve as a result of the merger would be realized;

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the support of the merger agreement by each director of SouthState (owning approximately 0.6% of the voting power represented by issued and outstanding shares of SouthState common stock as of July 11, 2024, the record date for the SouthState special meeting) who each entered into a support agreement pursuant to which, among other things, they each agreed to (i) vote the shares of SouthState common stock of which he or she holds and has the power to vote or direct the voting of in favor of the SouthState merger proposal and (ii) not transfer such shares of SouthState common stock prior to the SouthState special meeting, with certain limited exceptions, on the terms and subject to the conditions set forth therein, as more fully described below under the section entitled “The Transaction Agreements — Description of the Support Agreement”;

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the familiarity and understanding of the IBTX board of directors with IBTX’s business, results of operations, asset quality, financial and market position and expectations concerning the operating environment and IBTX’s future earnings and prospects on a stand-alone basis, including the opportunities, risks and challenges presented thereby;

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the availability of alternative transactions, including that, in a consolidating industry, institutions with an interest in merging with or acquiring another institution typically make that interest known and that no such institution, other than SouthState, submitted a proposal regarding a potential acquisition or strategic business combination to IBTX during the course of the IBTX board’s consideration of a potential merger transaction with SouthState, as well as the attractiveness and strategic fit of SouthState as a potential merger partner, the likelihood of an actionable alternative transaction emerging on terms and conditions, including with respect to certainty of consummation, as beneficial to IBTX and its shareholders as those proposed by SouthState, and the terms of the merger agreement that give IBTX the right, subject to certain conditions, to provide nonpublic information in response to, and to discuss and negotiate, certain bona fide unsolicited acquisition proposals made before IBTX’s shareholders approve the merger agreement;

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the understanding of the IBTX board of directors of the current and prospective environment in which IBTX and SouthState operate, including economic conditions, the interest rate environment, the accelerating pace of technological change in the banking industry, increased operating costs resulting from regulatory and compliance mandates, the competitive environment for financial institutions generally and the challenges facing IBTX as an independent institution, and the likely effect of these factors on IBTX both with and without the merger;

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the evaluation of the IBTX board of directors, with the assistance of management and IBTX’s financial and legal advisors, of IBTX’s stand-alone plan and other strategic alternatives available to IBTX for enhancing value over the long term and the potential risks, rewards and uncertainties associated with IBTX’s stand-alone plan and such other alternatives, and the belief of the IBTX board of directors that the proposed merger offered greater benefits, with reduced risks, as compared to the value that could reasonably be expected to be obtained from IBTX’s stand-alone plan and other alternatives available to IBTX;
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IBTX’s due diligence examination of the operations, financial condition and regulatory compliance programs and prospects of SouthState;

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the opinion, dated May 17, 2024, of KBW to the IBTX board of directors as to the fairness, from a financial point of view and as of the date of the opinion, to the holders of IBTX common stock of the exchange ratio, as more fully described below under “— Opinion of IBTX’s Financial Advisor”;

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the regulatory and other approvals required in connection with the merger and the bank merger and the expectation that such approvals would be received in a timely manner and without unacceptable conditions;

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its review with IBTX’s outside legal advisor, Wachtell Lipton, of the terms of the merger agreement, including the representations and warranties, covenants, deal protection and termination provisions, tax treatment and closing conditions;

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the caliber of SouthState’s executive management team and board of directors, who are expected to continue in their respective roles following the consummation of the merger; and

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SouthState’s long history and track record of realizing projected financial goals and benefits of acquisitions and the perceived strength of SouthState’s management and infrastructure to successfully complete the integration process following the completion of the merger.

The IBTX board of directors also considered potential risks related to the merger but concluded that the anticipated benefits of the merger were likely to substantially outweigh these risks. These potential risks include the following (which are presented below in no particular order and are not exhaustive):
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the regulatory and other approvals required in connection with the merger and the bank merger and the risk that such regulatory approvals may not be received in a timely manner or at all or may impose unacceptable conditions;

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the possibility of encountering difficulties in achieving anticipated revenue synergies and cost savings in the amounts estimated or in the time frame contemplated;

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the possibility of encountering difficulties in successfully maintaining existing customer and employee relationships;

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the possibility of encountering difficulties in successfully integrating IBTX’s and SouthState’s business, operations and workforce;

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the risk of losing key IBTX or SouthState employees during the pendency of the merger and thereafter;

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the possible diversion of management attention and resources from the operation of IBTX’s business or other strategic opportunities towards the completion of the merger;

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the fact that the exchange ratio provides for a fixed number of shares of SouthState common stock and, as such, IBTX shareholders cannot be certain, at the time of the IBTX special meeting, of the market value of the merger consideration they will receive, and the possibility that IBTX shareholders could be adversely affected by a decrease in the market price of SouthState common stock before closing;

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the fact that the merger agreement places certain restrictions on the conduct of IBTX’s business prior to the completion of the merger, which are customary for public company merger agreements involving financial institutions, but which, subject to specific exceptions, could delay or prevent IBTX from undertaking business opportunities that might arise or any other action it would otherwise take with respect to the operations of IBTX absent the pending completion of the merger;

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certain anticipated merger-related costs that IBTX expects to incur, including a number of non-recurring costs in connection with the merger even if the merger are not ultimately consummated, including a potential $60,915,000 termination fee if the merger agreement is terminated under certain circumstances;

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the other numerous risks and uncertainties that could adversely affect IBTX’s and SouthState’s respective operating performance and financial results;

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the potential for legal claims challenging the merger;

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the fact that IBTX shareholders are not entitled to dissenters’ or appraisal rights under the merger agreement or Texas law; and

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the other risks described under the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements”.

The foregoing discussion of the information and factors considered by the IBTX board of directors is not intended to be exhaustive. In reaching its decision to adopt and approve the merger agreement and the transactions contemplated thereby (including the merger), the IBTX board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The IBTX board of directors considered all these factors as a whole, including through its discussions with IBTX’s management and financial and legal advisors, in evaluating the merger agreement and the transactions contemplated thereby (including the merger).
For the reasons set forth above, the IBTX board of directors unanimously (i) determined that the merger agreement and the transactions contemplated thereby are advisable and in the best interests of IBTX and its shareholders, (ii) adopted and approved the merger agreement and the transactions contemplated thereby, (iii) authorized the execution and delivery of the merger agreement and the transactions contemplated thereby, (iv) directed that the merger agreement be submitted to the holders of IBTX common stock for approval and (v) recommended approval of the merger agreement by the holders of IBTX common stock.
In considering the recommendation of the IBTX board of directors, you should be aware that certain directors and executive officers of IBTX may have interests in the merger that are different from, or in addition to, interests of shareholders of IBTX generally and may create potential conflicts of interest. The IBTX board of directors was aware of these interests and considered them when evaluating and negotiating the merger agreement and the transactions contemplated thereby (including the merger), and in recommending to the holders of IBTX common stock that they vote in favor of the IBTX merger proposal, the IBTX compensation proposal and the IBTX adjournment proposal. See the section entitled “The Merger — Interests of IBTX Directors and Executive Officers in the Merger”.
It should be noted that this explanation of the reasoning of the IBTX board of directors and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements”.
For the reasons set forth above, the IBTX board of directors unanimously recommends that the holders of IBTX common stock vote “FOR” the IBTX merger proposal, “FOR” the IBTX compensation proposal and “FOR” the IBTX adjournment proposal.
Opinion of IBTX’s Financial Advisor
IBTX engaged KBW to render financial advisory and investment banking services to IBTX, including an opinion to the IBTX board of directors as to the fairness, from a financial point of view, to the holders of IBTX common stock of the exchange ratio. IBTX selected KBW because KBW is a nationally recognized investment banking firm with substantial experience in transactions similar to the merger. As part of its investment banking business, KBW is continually engaged in the valuation of financial services businesses and their securities in connection with mergers and acquisitions.
As part of its engagement, representatives of KBW attended the meeting of the IBTX board of directors held on May 17, 2024, at which the IBTX board of directors evaluated the proposed merger agreement and the merger. At this meeting, KBW reviewed the financial aspects of the proposed merger and rendered to the IBTX board an opinion, which was initially rendered verbally and subsequently confirmed in a written opinion, dated May 17, 2024, to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW as set forth in its written opinion, the exchange ratio was fair, from a financial point of view, to the holders of IBTX common stock. The IBTX board of directors adopted and approved the merger agreement and the transactions contemplated by the merger agreement (including the merger) at such meeting.
The description of the opinion set forth herein is qualified in its entirety by reference to the full text of the opinion, which is attached as Annex E to this joint proxy statement/prospectus and is incorporated herein by reference, and describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW in rendering its opinion.
KBW’s opinion speaks only as of the date of the opinion. The opinion was for the information of, and was directed to, the IBTX board of directors (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion addressed only the fairness, from a financial point of view, of the exchange ratio to the holders of IBTX common stock. It did not address the underlying business decision of IBTX to engage in the merger or enter into the merger agreement or constitute a recommendation to the IBTX board of directors in connection with the merger, and it does not constitute a recommendation to any holder of IBTX common stock or any shareholder of any other entity as to how to vote in connection with the merger or any other matter, nor does it constitute a recommendation regarding whether or not any such shareholder should enter into a voting, shareholders’ or affiliates’ agreement with respect to the merger.
KBW’s opinion was reviewed and approved by KBW’s Fairness Opinion Committee in conformity with its policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.
In connection with the opinion, KBW reviewed, analyzed and relied upon material bearing upon the financial and operating condition of IBTX and SouthState and bearing upon the merger, including, among other things:
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an execution version of the merger agreement dated as of May 17, 2024;

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the audited financial statements and the Annual Reports on Form 10-K for the three fiscal years ended December 31, 2023 of IBTX;

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the unaudited quarterly financial statements and the Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2024 of IBTX;

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the audited financial statements and the Annual Reports on Form 10-K for the three fiscal years ended December 31, 2023 of SouthState;

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the unaudited quarterly financial statements and the Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2024 of SouthState;

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certain regulatory filings of IBTX and SouthState and their respective subsidiaries, including, as applicable, the quarterly reports on Form FR Y-9C and the quarterly call reports required to be filed (as the case may be) with respect to each quarter during the three-year period ended December 31, 2023 as well as the quarter ended March 31, 2024;

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certain other interim reports and other communications of IBTX and SouthState to their respective shareholders; and

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other financial information concerning the businesses and operations of IBTX and SouthState furnished to KBW by IBTX and SouthState or which KBW was otherwise directed to use for purposes of KBW’s analyses.

KBW’s consideration of financial information and other factors that it deemed appropriate under the circumstances or relevant to its analyses included, among others, the following:
•
the historical and current financial position and results of operations of IBTX and SouthState;

•
the assets and liabilities of IBTX and SouthState;

•
the nature and terms of certain other merger transactions and business combinations in the banking industry;

•
a comparison of certain financial and stock market information for IBTX and SouthState with similar information for certain other companies the securities of which were publicly traded;

•
publicly available consensus “street estimates” of IBTX, as well as assumed IBTX long-term growth rates provided to KBW by IBTX management, all of which information was discussed with KBW by such management and used and relied upon by KBW at the direction of IBTX management and with the consent of the IBTX board of directors;

•
publicly available consensus “street estimates” of SouthState, as well as assumed SouthState long-term growth rates provided to and discussed with KBW by SouthState management, all of which information was used and relied upon by KBW at the direction of IBTX management and with the consent of the IBTX board of directors; and

•
estimates regarding certain pro forma financial effects of the merger on SouthState (including, without limitation, the cost savings expected to result or be derived from the merger) that were prepared by SouthState management, provided to and discussed with KBW by such management, and used and relied upon by KBW based on such discussions, at the direction of IBTX management and with the consent of the IBTX board of directors.

KBW also performed such other studies and analyses as it considered appropriate and took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuation and knowledge of the banking industry generally. KBW also participated in discussions held by the managements of IBTX and SouthState regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as KBW deemed relevant to its inquiry. KBW was not requested to assist, and did not assist, IBTX with soliciting indications of interest from third parties regarding a potential transaction with IBTX.
In conducting its review and arriving at its opinion, KBW relied upon and assumed the accuracy and completeness of all of the financial and other information that was provided to or discussed with KBW or that was publicly available and KBW did not independently verify the accuracy or completeness of any such information or assume any responsibility or liability for such verification, accuracy or completeness. KBW relied upon the management of IBTX as to the reasonableness and achievability of the publicly available consensus “street estimates” of IBTX and the assumed IBTX long-term growth rates referred to above (and the assumptions and bases therefor), and KBW assumed that all such information was reasonably prepared and represented, or in the case of the IBTX “street estimates” referred to above that such estimates were consistent with, the best currently available estimates and judgments of IBTX management and that the forecasts, projections and estimates reflected in such information would be realized in the amounts and in the time periods estimated. KBW further relied, with the consent of IBTX, upon SouthState management as to the reasonableness and achievability of the assumed SouthState long-term growth rates and the estimates regarding certain pro forma financial effects of the merger on SouthState (including, without limitation, the cost savings expected to result or be derived from the merger), all as referred to above (and the assumptions and bases for all such information), and KBW assumed that all such information was reasonably prepared and represented, and in the case of the publicly available consensus “street estimates” of SouthState referred to above that such estimates were generally consistent with, the best currently available estimates and judgments of SouthState management and that the forecasts, projections and estimates reflected in such information (including the SouthState consensus “street estimates” referred to above) would be realized in the amounts and in the time periods estimated.
It is understood that the portion of the foregoing financial information of IBTX and SouthState that was provided to KBW was not prepared with the expectation of public disclosure and that all of the foregoing financial information, including the publicly available consensus “street estimates” of IBTX and SouthState referred to above, was based on numerous variables and assumptions that are inherently uncertain (including, without limitation, factors related to general economic and competitive conditions and, in particular, the widespread disruption, extraordinary uncertainty and unusual volatility arising from global tensions and political unrest, economic uncertainty, inflation, rising interest rates, the COVID-19 pandemic and, in the case of the banking industry, recent actual or threatened regional bank failures, including the effect of evolving governmental interventions and non-interventions) and, accordingly, actual results could vary significantly from those set forth in such information. KBW assumed, based on discussions with the respective managements of IBTX and SouthState and with the consent of the IBTX board of directors, that all such information provided a reasonable basis upon which KBW could form its opinion and KBW expressed no view as to any such information or the assumptions or bases therefor. KBW relied on all such information without independent verification or analysis and did not in any respect assume any responsibility or liability for the accuracy or completeness thereof.
KBW also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either IBTX or SouthState since the date of the last financial statements of each such entity that were made available to KBW. KBW is not an expert in the independent verification of the adequacy of allowances for loan and lease losses and KBW assumed, without independent verification and with IBTX’s consent, that the aggregate allowances for loan and lease losses for each of IBTX and SouthState are adequate to cover such losses. In rendering its opinion, KBW did not make or obtain any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of IBTX or SouthState, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor did KBW examine any individual loan or credit files, nor did it evaluate the solvency, financial capability or fair value of IBTX or SouthState under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. KBW made note of the classification by each of IBTX and SouthState of its loans and owned securities as either held to maturity or held for investment, on the one hand, or held for sale or available for sale, on the other hand, and also reviewed reported fair value marks-to-market and other reported valuation information, if any, relating to such loans or owned securities contained in the respective financial statements of IBTX and SouthState, but KBW expressed no view as to any such matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Such estimates are inherently subject to uncertainty and should not be taken as KBW’s view of the actual value of any companies or assets.
KBW assumed, in all respects material to its analyses:
•
that the merger and any related transactions (including, without limitation, the bank merger) would be completed substantially in accordance with the terms set forth in the merger agreement (the final terms of which KBW assumed would not differ in any respect material to KBW’s analyses from the execution version reviewed by KBW and referred to above), with no adjustments to the exchange ratio and with no other consideration or payments in respect of IBTX common stock;

•
that the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement were true and correct;

•
that each party to the merger agreement and all related documents would perform all of the covenants and agreements required to be performed by such party under such documents;

•
that there were no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the merger or any related transactions and that all conditions to the completion of the merger and any related transactions would be satisfied without any waivers or modifications to the merger agreement or any of the related documents; and

•
that in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the merger and any related transactions, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, would be imposed that would have a material adverse effect on the future results of operations or financial condition of IBTX, SouthState or the pro forma entity, or the contemplated benefits of the merger, including without limitation the cost savings expected to result or be derived from the merger.

KBW assumed that the merger would be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. KBW was further advised by representatives of IBTX that IBTX relied upon advice from its advisors (other than KBW) or other appropriate sources as to all legal, financial reporting, tax, accounting and regulatory matters with respect to IBTX, SouthState, the merger and any related transaction, and the merger agreement. KBW did not provide advice with respect to any such matters.

KBW’s opinion addressed only the fairness, from a financial point of view, as of the date of the opinion, of the exchange ratio in the merger to the holders of IBTX common stock. KBW expressed no view or opinion as to any other terms or aspects of the merger or any term or aspect of any related transaction (including the bank merger), including, without limitation, the form or structure of the merger or any such related transaction, any consequences of the merger or any such related transaction to IBTX, its shareholders, creditors or otherwise, or any terms, aspects, merits or implications of any employment, consulting, voting, support, shareholder or other agreements, arrangements or understandings contemplated or entered into in connection with the merger, any such related transaction, or otherwise. KBW’s opinion was necessarily based upon conditions as they existed and could be evaluated on the date of such opinion and the information made available to KBW through such date. There has been significant volatility in the stock and other financial markets arising from global tensions and political unrest, economic uncertainty, inflation, rising interest rates, the COVID-19 pandemic and, in the case of the banking industry, recent actual or threatened regional bank failures, including the effect of evolving governmental interventions and non-interventions. Developments subsequent to the date of KBW’s opinion may have affected, and may affect, the conclusion reached in KBW’s opinion, and KBW did not and does not have an obligation to update, revise or reaffirm its opinion. KBW’s opinion did not address, and KBW expressed no view or opinion with respect to:
•
the underlying business decision of IBTX to engage in the merger or enter into the merger agreement;

•
the relative merits of the merger as compared to any strategic alternatives that are, have been or may be available to or contemplated by IBTX or the IBTX board of directors;

•
the fairness of the amount or nature of any compensation to any of IBTX’s officers, directors or employees, or any class of such persons, relative to the compensation to the holders of IBTX common stock;

•
the effect of the merger or any related transaction on, or the fairness of the consideration to be received by, holders of any class of securities of IBTX (other than the holders of IBTX common stock, solely with respect to the exchange ratio as described in KBW’s opinion and not relative to the consideration to be received by holders of any other class of securities) or holders of any class of securities of SouthState or any other party to any transaction contemplated by the merger agreement;

•
the actual value of SouthState common stock to be issued in the merger;

•
the prices, trading range or volume at which IBTX common stock or SouthState common stock would trade following the public announcement of the merger or the prices, trading range or volume at which SouthState common stock would trade following the consummation of the merger;

•
any advice or opinions provided by any other advisor to any of the parties to the merger or any other transaction contemplated by the merger agreement; or

•
any legal, regulatory, accounting, tax or similar matters relating to IBTX, SouthState, their respective shareholders, or relating to or arising out of or as a consequence of the merger or any related transaction (including the bank merger), including whether or not each of the merger and the bank merger would qualify as a tax-free reorganization for United States federal income tax purposes.

In performing its analyses, KBW made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of IBTX, SouthState and their respective representatives, including KBW. Any estimates contained in the analyses performed by KBW are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, KBW’s opinion was among several factors taken into consideration by the IBTX board of directors in making its determination to approve and adopt the merger agreement and the transactions contemplated by the merger agreement. Consequently, the analyses described below should not be viewed as determinative of the decision of the IBTX board of directors with respect to the fairness of the exchange ratio. The type and amount of consideration payable pursuant to the exchange ratio was determined through negotiation between IBTX and SouthState and the decision of IBTX to enter into the merger agreement was solely that of the IBTX board of directors.

The following is a summary of the material financial analyses presented by KBW to the IBTX board of directors in connection with its opinion. The summary is not a complete description of the financial analyses underlying the opinion or the presentation made by KBW to the IBTX board of directors, but summarizes the material analyses performed and presented in connection with such opinion. The financial analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex analytic process involving various determinations as to appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, KBW did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, KBW believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion.
For purposes of the financial analyses described below, KBW utilized an implied transaction value for the merger of $48.25 per outstanding share of IBTX common stock, or approximately $2,005.7 million in the aggregate, based on the exchange ratio of 0.60 and the closing price of SouthState common stock on May 16, 2024 (the last trading day prior to the IBTX board meeting to approve the merger agreement). In addition to the financial analyses described below, KBW reviewed with the IBTX board of directors for informational purposes, among other things, an implied transaction multiple for the proposed merger (based on the implied transaction value for the merger of $48.25 per outstanding share of IBTX common stock) of 18.2x of IBTX’s estimated calendar year 2024 earnings per share (“EPS”) using publicly available consensus “street estimates” of IBTX.
IBTX Selected Companies Analysis.   Using publicly available information, KBW compared the financial performance, financial condition and market performance of IBTX to eight selected major exchange-traded bank holding companies headquartered in Texas or Colorado with total assets between $5 billion and $50 billion and fee income / revenue (excluding gain on sale of securities) ratios of less than 50% (the “IBTX selected companies”). Merger targets, internet banks, banks without “street” research analyst coverage and First Foundation Inc. were excluded from the IBTX selected companies.
The IBTX selected companies were as follows (shown in descending order of total assets by column):
Cullen/Frost Bankers, Inc.	Veritex Holdings, Inc.
Prosperity Bancshares, Inc.	Stellar Bancorp, Inc.
Texas Capital Bancshares, Inc.	National Bank Holdings Corporation
First Financial Bankshares, Inc.	Southside Bancshares, Inc.
To perform this analysis, KBW used profitability and other financial information for the most recent completed fiscal quarter (“MRQ”) available or as of the end of such period (not pro forma for recently announced or completed transactions) and closing market price information as of May 16, 2024. KBW also used 2024 and 2025 EPS estimates taken from publicly available consensus “street estimates” for IBTX and the IBTX selected companies. Where consolidated holding company level financial data for the selected companies was unreported, subsidiary bank level data was utilized to calculate ratios. Certain financial data presented in the tables below may not correspond to the data presented in IBTX’s historical financial statements, or the data presented under the section entitled “The Merger — Opinion of SouthState’s Financial Advisor”, as a result of the different periods, assumptions and methods used to compute the financial data presented.

KBW’s analysis showed the following concerning the financial performance of IBTX and the IBTX selected companies:
		IBTX Selected Companies
	IBTX	25th Percentile	Median	Average	75th Percentile
MRQ Core Return on Average Assets(1)	0.60%	0.95%	1.15%	1.07%	1.20%
MRQ Core Return on Average Tangible Common Equity(1)	8.31%	11.17%	14.28%	13.45%	15.90%
MRQ Net Interest Margin	2.45%	2.99%	3.29%	3.35%	3.56%
MRQ Fee Income / Revenue Ratio(2)	11.1%	12.1%	15.2%	14.8%	18.2%
MRQ Noninterest Expense / Average Assets	1.82%	2.60%	2.28%	2.19%	1.88%
MRQ Efficiency Ratio	70.9%	60.3%	59.6%	58.4%	53.6%

(1)
Based on core net income after taxes and before extraordinary items, excluding gain on the sale of available for sale securities, amortization of intangibles, goodwill and nonrecurring items, as defined by S&P Global.

(2)
Excluded gain on sale of securities.

KBW’s analysis also showed the following concerning the financial condition of IBTX and the IBTX selected companies:
		IBTX Selected Companies
	IBTX	25th Percentile	Median	Average	75th Percentile
Tangible Common Equity / Tangible Assets	7.62%	8.49%	9.07%	8.66%	9.31%
Total Capital Ratio	11.68%	14.54%	15.64%	15.87%	16.75%
Loans Held for Investment / Deposits	93.3%	89.1%	82.6%	77.1%	68.5%
Loan Loss Reserves / Loans	1.01%	1.20%	1.25%	1.24%	1.29%
Nonperforming Assets / Loans + Other Real Estate Owned (“OREO”)	0.44%	0.57%	0.50%	0.53%	0.39%
MRQ Net Charge-offs / Average Loans	0.00%	0.17%	0.04%	0.09%	0.02%
In addition, KBW’s analysis showed the following concerning the market performance of IBTX and the IBTX selected companies:
		IBTX Selected Companies
	IBTX	25th Percentile	Median	Average	75th Percentile
One-Year Stock Price Change	39.2%	7.9%	15.1%	17.7%	26.8%
Year-to-Date Stock Price Change	(15.1%)	(10.3%)	(4.6%)	(6.3%)	(2.9%)
Price / Tangible Book Value per Share	1.31x	1.26x	1.50x	1.78x	1.84x
Price / 2024 EPS Estimate	16.3x	11.4x	12.2x	13.5x	14.1x
Price / 2025 EPS Estimate	11.0x	10.8x	11.3x	12.5x	13.0x
Dividend Yield	3.5%	2.3%	3.3%	3.0%	3.6%
MRQ Dividend Payout Ratio	65.5%	31.3%	45.1%	37.0%	47.8%
No company used as a comparison in the above IBTX selected companies analysis is identical to IBTX. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

SouthState Selected Companies Analysis.   Using publicly available information, KBW compared the financial performance, financial condition and market performance of SouthState to 13 selected major exchange-traded U.S. banks or bank holding companies headquartered in the Southeastern region (as defined by S&P Global) of the United States with total assets between $20 billion and $100 billion (the “SouthState selected companies”). Merger targets and ethnic group-focused banks were excluded from the SouthState selected companies.
The SouthState selected companies were as follows (shown in descending order of total assets by column):
First Horizon Corporation	United Bankshares, Inc.
Synovus Financial Corp.	Simmons First National Corporation
Pinnacle Financial Partners, Inc.	United Community Banks, Inc.
Cadence Bank	Ameris Bancorp
Bank OZK	Home Bancshares, Inc.
Hancock Whitney Corporation	Atlantic Union Bankshares Corporation
BankUnited, Inc.
To perform this analysis, KBW used profitability and other financial information for the most recent completed fiscal quarter available or as of the end of such period (not pro forma for recently announced or completed transactions) and closing market price information as of May 16, 2024. KBW also used 2024 and 2025 EPS estimates taken from publicly available consensus “street estimates” for SouthState and the SouthState selected companies. Where consolidated holding company level financial data for the selected companies was unreported, subsidiary bank level data was utilized to calculate ratios. Certain financial data presented in the tables below may not correspond to the data presented in SouthState’s historical financial statements, or the data presented under the section entitled “The Merger — Opinion of SouthState’s Financial Advisor”, as a result of the different periods, assumptions and methods used to compute the financial data presented.
KBW’s analysis showed the following concerning the financial performance of SouthState and the SouthState selected companies:
		SouthState Selected Companies
	SouthState	25th Percentile	Median	Average	75th Percentile
MRQ Core Return on Average Assets(1)	1.12%	0.99%	1.01%	1.14%	1.25%
MRQ Core Return on Average Tangible Common Equity(1)	14.33%	11.80%	12.72%	12.67%	13.83%
MRQ Net Interest Margin	3.41%	3.04%	3.22%	3.34%	3.44%
MRQ Fee Income / Revenue Ratio(2)	17.2%	14.7%	19.1%	18.3%	23.6%
MRQ Noninterest Expense / Average Assets	2.14%	2.16%	2.03%	2.03%	1.93%
MRQ Efficiency Ratio	56.5%	59.0%	56.7%	54.9%	54.5%

(1)
Based on core net income after taxes and before extraordinary items, excluding gain on the sale of available for sale securities, amortization of intangibles, goodwill and nonrecurring items, as defined by S&P Global.

(2)
Excluded gain on sale of securities.

KBW’s analysis showed the following concerning the financial condition of SouthState and the SouthState selected companies:
		SouthState Selected Companies
	SouthState	25th Percentile	Median	Average	75th Percentile
Tangible Common Equity / Tangible Assets	8.21%	7.60%	8.49%	8.73%	9.71%
Total Capital Ratio	14.32%	13.67%	14.37%	14.39%	14.50%
Loans Held for Investment / Deposits	87.9%	93.9%	86.3%	87.7%	84.2%
Loan Loss Reserves / Loans	1.44%	1.13%	1.27%	1.27%	1.34%
Nonperforming Assets / Loans + OREO	0.53%	0.67%	0.56%	0.54%	0.33%
MRQ Net Charge-offs / Average Loans	0.03%	0.24%	0.19%	0.18%	0.11%
In addition, KBW’s analysis showed the following concerning the market performance of SouthState and the SouthState selected companies:
		SouthState Selected Companies
	SouthState	25th Percentile	Median	Average	75th Percentile
One-Year Stock Price Change	33.3%	27.3%	49.0%	48.2%	65.9%
Year-to-Date Stock Price Change	(4.8%)	(7.4%)	(4.2%)	(3.0%)	(1.3%)
Price / Tangible Book Value per Share	1.73x	1.31x	1.46x	1.46x	1.61x
Price / 2024 EPS Estimate	12.7x	10.6x	11.6x	11.4x	12.4x
Price / 2025 EPS Estimate	11.4x	9.6x	10.3x	10.4x	11.4x
Dividend Yield	2.6%	3.3%	3.4%	3.3%	3.8%
MRQ Dividend Payout Ratio	34.7%	25.2%	45.1%	39.6%	48.7%
No company used as a comparison in the above SouthState selected companies analysis is identical to SouthState. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.
Selected Transactions Analysis.   KBW reviewed publicly available information related to 10 selected U.S. bank or bank holding company transactions announced since January 1, 2021 with announced deal values between $1.0 billion and $5.0 billion (the “selected transactions”). Transactions involving acquired companies with return on average assets of less than 0.0% for the latest 12 months (“LTM”) available at the announcement of the transaction were excluded from the selected transactions.
The selected transactions were as follows:
Acquiror	Acquired Company
UMB Financial Corporation	Heartland Financial USA, Inc.
Provident Financial Services, Inc.	Lakeland Bancorp, Inc.
Raymond James Financial, Inc.	TriState Capital Holdings, Inc.
Valley National Bancorp	Bank Leumi Le-Israel Corporation
First Interstate BancSystem, Inc.	Great Western Bancorp, Inc.
Citizens Financial Group, Inc.	Investors Bancorp, Inc.
Old National Bancorp	First Midwest Bancorp, Inc.
New York Community Bancorp, Inc.	Flagstar Bancorp, Inc.
Independent Bank Corp.	Meridian Bancorp, Inc.
BancorpSouth Bank	Cadence Bancorporation
For each selected transaction, KBW derived the following implied transaction statistics, in each case based on the transaction consideration value paid for the acquired company and using financial data based on the acquired company’s then latest publicly available financial statements prior to the announcement of the respective selected transaction and, to the extent publicly available from consensus “street estimates” or the transaction parties, the one-year forward EPS estimate for the acquired company at the announcement of the respective selected transaction:
•
Price per common share to tangible book value per share of the acquired company (in the case of one selected transaction involving a private acquired company, this transaction statistic was calculated as total transaction consideration divided by total tangible common equity);

•
Pay to Trade ratio (calculated as the price to tangible book value multiple paid in the respective transaction divided by the acquiror’s standalone closing stock price to tangible book value multiple);

•
Price per common share to LTM core EPS of the acquired company (in the case of one selected transaction involving a private acquired company, this transaction statistic was calculated as total transaction consideration divided by LTM core net income);

•
Price per common share to estimated one-year forward EPS of the acquired company; and

•
Tangible equity premium to core deposits (total deposits less time deposits greater than $100,000) of the acquired company, referred to as core deposit premium;

KBW also reviewed the price per common share paid for the acquired company for the nine selected transactions involving publicly traded acquired companies as a premium/(discount) to the closing price of the acquired company one day prior to the announcement of the acquisition (expressed as a percentage and referred to as the one-day market premium). The resulting transaction multiples and premiums for the selected transactions were compared with the corresponding transaction multiples and premiums for the merger based on the implied transaction value for the merger of $48.25 per outstanding share of IBTX common stock and using historical financial information for IBTX as of or for the 12-month period ended March 31, 2024, IBTX’s estimated 2025 EPS taken from publicly available consensus “street estimates” for IBTX, and the closing price of IBTX common stock on May 16, 2024.
The results of the analysis are set forth in the following table:
Selected Transactions
	SouthState / IBTX	25th Percentile	Median	Average	75th Percentile
Price / Tangible Book Value per Share	1.47x	1.36x	1.52x	1.47x	1.55x
Pay-to-Trade Ratio	0.85x	0.81x	0.82x	0.85x	0.99x
Price / LTM Core EPS(1)	16.3x	11.4x	13.6x	13.7x	16.6x
Price / One-Year Forward EPS	12.3x	10.0x	12.7x	12.4x	14.5x
Core Deposit Premium	4.7%	4.8%	5.7%	5.6%	6.2%
One-Day Market Premium	11.7%	6.1%	15.2%	15.0%	22.1%

(1)
Based on core net income after taxes and before extraordinary items, excluding gain on the sale of available for sale securities, amortization of intangibles, goodwill and nonrecurring items, as defined by S&P Global.

No company or transaction used as a comparison in the above selected transaction analysis is identical to IBTX or the merger. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.
Relative Contribution Analysis.   KBW analyzed the relative standalone contribution of SouthState and IBTX to various pro forma balance sheet and income statement items and the combined market capitalization of the combined company. This analysis did not include purchase accounting adjustments or cost savings. To perform this analysis, KBW used (i) balance sheet data for SouthState and IBTX as of March 31, 2024, (ii) publicly available consensus “street estimates” for SouthState and IBTX, and (iii) closing market price information as of May 16, 2024. The results of KBW’s analysis are set forth in the following table, which also compares the results of KBW’s analysis with the implied pro forma ownership percentages of SouthState shareholders and IBTX shareholders in the combined company based on the exchange ratio of 0.60:
	SouthState % of Total	IBTX % of Total
Ownership at 0.60 exchange ratio:
Pro Forma Ownership	75.3%	24.7%
Market Capitalization:
Pre-Deal Market Capitalization	77.4%	22.6%
Balance Sheet:
Total Assets	70.5%	29.5%
Gross Loans Held For Investment	69.1%	30.9%
Total Deposits	70.3%	29.7%
Tangible Common Equity	72.3%	27.7%
Income Statement:
2024 Estimated Net Income	81.7%	18.3%
2025 Estimated Net Income	76.8%	23.2%
Financial Impact Analysis.   KBW performed a pro forma financial impact analysis that combined projected income statement and balance sheet information of SouthState and IBTX. Using (i) closing balance sheet estimates assumed as of March 31, 2025 for SouthState and IBTX taken from publicly available consensus “street estimates”, (ii) publicly available EPS consensus “street estimates” for SouthState and an assumed long-term EPS growth rate for SouthState provided by SouthState management, (iii) publicly available EPS consensus “street estimates” for IBTX and an assumed long-term EPS growth rate for IBTX provided by IBTX management and (iv) pro forma assumptions (including, without limitation, the cost savings expected to result from the merger as well as certain purchase accounting adjustments and other merger-related adjustments and restructuring charges assumed with respect thereto) provided by SouthState management, KBW analyzed the potential financial impact of the merger on certain projected financial results of SouthState. This analysis indicated the merger could be accretive to SouthState’s estimated 2026 EPS and could be dilutive to SouthState’s estimated tangible book value per share at closing assumed as of March 31, 2025. Furthermore, the analysis indicated that, pro forma for the merger, each of SouthState’s tangible common equity to tangible assets ratio, Tier 1 Leverage Ratio, Common Equity Tier 1 Ratio, Tier 1 Capital Ratio and Total Risk-based Capital Ratio at closing assumed as of March 31, 2025 could be lower. For all of the above analysis, the actual results achieved by SouthState following the merger may vary from the projected results, and the variations may be material.
IBTX Dividend Discount Model Analysis.   KBW performed a dividend discount model analysis of IBTX to estimate a range for the implied equity value of IBTX. In this analysis, KBW used publicly available consensus “street estimates” for IBTX and assumed long-term growth rates for IBTX provided by IBTX management, and KBW assumed discount rates ranging from 12.0% to 14.0%. The range of values was derived by adding (i) the present value of the implied future excess capital available for dividends that IBTX could generate over the period from March 31, 2025 through December 31, 2029 as a standalone company, and (ii) the present value of IBTX’s implied terminal value at the end of such period. KBW assumed that IBTX would maintain a common equity tier 1 to risk-weighted assets ratio of 10.00% and would retain sufficient earnings to maintain that level. In calculating the terminal value of IBTX, KBW applied a range of 9.5x to 13.5x IBTX’s estimated 2030 earnings. This dividend discount model analysis resulted in a range of implied values per share of IBTX common stock of $36.89 to $53.12.
The dividend discount model analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values and discount rates. The foregoing dividend discount model analysis did not purport to be indicative of the actual values or expected values of IBTX.

SouthState Dividend Discount Model Analysis.   KBW performed a dividend discount model analysis of SouthState to estimate a range for the implied equity value of SouthState. In this analysis, KBW used publicly available consensus “street estimates” of SouthState and assumed long-term growth rates for SouthState provided by SouthState management, and KBW assumed discount rates ranging from 12.00% to 14.00%. The range of values was derived by adding (i) the present value of the implied future excess capital available for dividends that SouthState could generate over the period from March 31, 2025 through December 31, 2029 as a standalone company, and (ii) the present value of SouthState’s implied terminal value at the end of such period. KBW assumed that SouthState would maintain a common equity tier 1 to risk-weighted assets ratio of 10.00% and would retain sufficient earnings to maintain that level. In calculating the terminal value of SouthState, KBW applied a range of 9.0x to 13.0x SouthState’s estimated 2030 earnings. This dividend discount model analysis resulted in a range of implied values per share of SouthState common stock of $67.34 to $90.11.
The dividend discount model analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values and discount rates. The foregoing dividend discount model analysis did not purport to be indicative of the actual values or expected values of SouthState or the pro forma combined company.
Illustrative Pro Forma Combined Dividend Discount Model Analysis.   KBW performed an illustrative dividend discount model analysis of the pro forma combined company. In this analysis, KBW used publicly available consensus “street estimates” for SouthState and IBTX, assumed long-term growth rates for SouthState provided by SouthState management, assumed long-term growth rates for IBTX provided by IBTX management and pro forma assumptions (including, without limitation, the cost savings expected to result from the merger as well as certain purchase accounting adjustments and other merger-related adjustments and restructuring charges assumed with respect thereto) provided by SouthState management, and KBW assumed discount rates ranging from 12.00% to 14.00%. An illustrative range for the implied equity value of the pro forma combined company was derived by adding (i) the present value of the implied future excess capital available for dividends that the pro forma combined company could generate over the period from March 31, 2025 through December 31, 2029, and (ii) the present value of the pro forma combined company’s implied terminal value at the end of such period, in each case applying the pro forma assumptions. KBW assumed that the pro forma combined company would maintain a common equity tier 1 to risk-weighted assets ratio of 10.00% and would retain sufficient earnings to maintain that level. In calculating implied terminal values of the pro forma combined company, KBW applied a range of 9.0x to 13.0x the pro forma combined company’s estimated 2030 earnings. This dividend discount model analysis resulted in an illustrative range of implied values for the 0.60 of a share of SouthState common stock to be received pursuant to the exchange ratio for each share of IBTX common stock of $43.55 to $60.00.
The dividend discount model analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values and discount rates. The foregoing dividend discount model analysis did not purport to be indicative of the actual values or expected values of IBTX, SouthState or the pro forma combined entity.
Miscellaneous.   KBW acted as financial advisor to IBTX in connection with the proposed merger and did not act as an advisor to or agent of any other person. As part of its investment banking business, KBW is continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banks and bank holding companies, KBW has experience in, and knowledge of, the valuation of banking enterprises. KBW and its affiliates, in the ordinary course of its and their broker-dealer businesses, may from time to time purchase securities from, and sell securities to, IBTX and SouthState. In addition, as market makers in securities, KBW and its affiliates may from time to time have a long or short position in, and buy or sell, debt or equity securities of IBTX or SouthState for its and their own respective accounts and for the accounts of its and their respective customers and clients.
Pursuant to the KBW engagement agreement, IBTX agreed to pay KBW a cash fee equal to $25,000,000, $2,000,000 of which became payable to KBW with the rendering of KBW’s opinion and the balance of which is contingent upon the closing of the merger. IBTX also agreed to reimburse KBW for reasonable out-of-pocket expenses and disbursements incurred in connection with its retention and to indemnify KBW against certain liabilities relating to or arising out of KBW’s engagement or KBW’s role in connection therewith. Other than in connection with the present engagement, in the two years preceding the date of its opinion, KBW did not provide investment banking or financial advisory services to IBTX. In the two years preceding the date of its opinion, KBW provided investment banking and financial advisory services to SouthState and received compensation for such services. Specifically, in 2023, KBW received a fee of not greater than $100,000 for providing certain investment banking assistance to SouthState unrelated to the merger. KBW may in the future provide investment banking and financial advisory services to IBTX, SouthState or their respective affiliates and receive compensation for such services.
SouthState’s Reasons for the Merger; Recommendation of the SouthState Board of Directors
In reaching its decision to adopt and approve the merger agreement, the merger and the other transactions contemplated by the merger agreement (including the issuance of SouthState common stock to holders of IBTX common stock pursuant to the terms of the merger agreement), and to recommend that its shareholders approve the merger agreement and the transactions contemplated thereby, the SouthState board of directors evaluated the merger agreement, the merger and the other transactions contemplated by the merger agreement (including the issuance of SouthState common stock to holders of IBTX common stock pursuant to the terms of the merger agreement) in consultation with SouthState’s management, as well as SouthState’s financial and legal advisors, and considered a number of factors, including the following (which are presented below in no particular order and are not exhaustive):
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each of SouthState’s, IBTX’s and the surviving corporation’s business, operations, financial condition, asset quality, earnings, and prospects. In reviewing these factors, including the information obtained through the SouthState due diligence process, the SouthState board of directors considered its assessment that IBTX’s financial condition and asset quality are sound, that IBTX’s business, operations and geographic footprint complement those of SouthState, and that the merger and the other transactions contemplated by the merger agreement would result in a surviving corporation with a larger scale and market presence and more diversified customer base than SouthState on a stand-alone basis;

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the strategic rationale for the merger, including the potential to extend SouthState’s footprint through Texas and Colorado and the ability of the surviving corporation to serve the banking needs of consumers and businesses in highly attractive markets in the southern United States, with over 343 branch locations and a strong presence in 12 of the 15 fastest growing metropolitan statistical areas in the southern United States;

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the belief that IBTX’s potential earnings and prospects, and the synergies potentially available in the proposed merger, would potentially create the opportunity for the surviving corporation to have superior future earnings and prospects compared to SouthState’s earnings and prospects on a standalone basis;

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the complementary nature of the cultures of the two companies, including with respect to corporate purpose, management philosophy, banking philosophy, strategic focus, client service, credit cultures, risk profiles and community commitment, and the belief that the foregoing would facilitate the successful integration and implementation of the transaction;

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the belief that combining two high quality loan portfolios would further strengthen the surviving corporation by providing a more diversified customer base, and that the ability of SSB to expand its broader menu of commercial (particularly) treasury management services and retail banking products and services would provide the opportunity to mitigate risks and increase potential returns;

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the ability to leverage the scale and financial capabilities of the surviving corporation to make further investments in technology and products to better manage risk and provide an enhanced customer experience for clients across business lines;

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the expanded possibilities for growth that would be available to the surviving corporation, given its larger size, asset base, capital and geographic footprint;

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the anticipated pro forma financial impact of the merger on the surviving corporation, including the potential positive impact on financial metrics, including earnings per share and profitability;

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the expectation of significant cost savings and synergies resulting from the transaction;

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the terms of the merger agreement and the fact that the exchange ratio is fixed, with no adjustment in the merger consideration to be received by IBTX shareholders as a result of possible increases or decreases in the trading price of IBTX common stock or SouthState common stock following the announcement of the merger, which the SouthState board of directors believed was consistent with market practice for transactions of this type and with the strategic nature of the transaction;

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that, under the terms of the merger agreement, SouthState is entitled to pay regular quarterly cash dividends during the pendency of the merger;

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that, assuming the effective time occurs in first quarter of 2025, the surviving corporation following the merger is expected to be the fifth largest regional bank headquartered in the southeastern United States, with approximately $65 billion in assets, $55 billion in deposits and $48 billion in loans;

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the provisions of the merger agreement setting forth the corporate governance of the surviving corporation, including that upon the closing, the board of directors of the surviving corporation would be comprised of all of the legacy SouthState directors and three legacy IBTX directors, each of which the SouthState board of directors believed would enhance the likelihood that the strategic benefits that SouthState expects to achieve as a result of the merger would be realized;

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the execution of employment agreements with certain key employees of IBTX in connection with the merger, which the SouthState board of directors believed would enhance the likelihood that the strategic benefits that SouthState expects to achieve as a result of the merger would be realized;

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the support of the merger by each member of the board of directors of IBTX and Vincent J. Viola, who collectively held approximately 13.2% of IBTX common stock as of May 17, 2024, who each entered into an IBTX support agreement pursuant to which, among other things, each has agreed, subject to the terms of the applicable IBTX support agreement, to (a) vote the shares of IBTX common stock of which he or she holds and has the power to vote or direct the vote of (the “subject IBTX shares”) in favor of the approval of the merger agreement and (b) not transfer his or her subject IBTX shares, with certain limited exceptions, as more fully described below under “The Transaction Agreements — Description of the Support Agreements”;

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the flexibility provided to the SouthState board of directors to change its recommendation, subject to the terms of the merger agreement, if, after receiving the advice of its outside counsel and financial advisor, the SouthState board of directors determines in good faith that failure to take such actions would be inconsistent with its fiduciary duties under applicable law;

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its understanding of the current and prospective environment in which SouthState and IBTX operate, including national, regional and local economic conditions, the interest rate environment, the accelerating pace of technological change in the banking industry, increased operating costs resulting from regulatory and compliance mandates, the competitive environment for financial institutions generally, and the likely effect of these factors on SouthState both with and without the merger;

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its review and discussions with SouthState’s management and advisors concerning SouthState’s due diligence examination of IBTX;

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its expectation that SouthState will retain its strong capital position and asset quality upon completion of the merger;

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the opinion, dated May 17, 2024, of Raymond James, to the SouthState board of directors as to the fairness, from a financial point of view and as of the date of the opinion (based upon and subject to the various assumptions made, procedures followed, matters considered, and the terms, qualifications and limitations set forth in the opinion), to SouthState of the exchange ratio in the proposed merger, as more fully described below under “— Opinions of SouthState’s Financial Advisor”;

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its expectation that the required regulatory and other approvals for the merger and the other transactions contemplated by the merger agreement could be obtained in a timely fashion;

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its review with SouthState’s outside legal advisor, Davis Polk, of the terms of the merger agreement, including the representations and warranties, covenants, deal protection and termination provisions, tax treatment and closing conditions;

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the fact that SouthState shareholders would have an opportunity to approve the merger; and

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SouthState’s past record of integrating mergers and acquisitions and of realizing projected financial goals and benefits of those mergers and acquisitions, and the strength of SouthState’s management and infrastructure to successfully complete the integration process following the completion of the merger.

The SouthState board of directors also considered potential risks related to the merger but concluded that the anticipated benefits of the merger were likely to substantially outweigh these risks. These potential risks include the following (which are presented below in no particular order and are not exhaustive):
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the impact of changes in federal fiscal monetary and related policies on the financial condition of SouthState, IBTX and the surviving corporation;

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the risk that the regulatory and other approvals required in connection with the merger and the bank merger may not be received in a timely manner or at all or may impose unacceptable conditions;

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the possibility of encountering difficulties in achieving anticipated synergies in the amounts estimated or in the time frame contemplated;

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the possibility of encountering difficulties in successfully integrating SouthState’s and IBTX’s business, operations and workforce;

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the risk of losing key SouthState or IBTX employees during the pendency of the merger and thereafter;

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certain anticipated merger-related costs;

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the diversion of management attention and resources from the operation of SouthState’s business towards the completion of the merger;

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the merger’s effect on the surviving corporation’s regulatory capital levels;

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the effect of the merger and the bank merger on the regulatory framework applicable to SouthState and SouthState Bank, which would cross the $50 billion asset threshold as a result of the transactions;

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the other numerous risks and uncertainties that could adversely affect SouthState’s and IBTX’s respective operating performance and financial results;

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the potential for legal claims challenging the merger;

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the fact that SouthState shareholders are not entitled to dissenters’ or appraisal rights under the merger agreement or South Carolina law; and

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the other risks described under the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements”.

The foregoing discussion of the information and factors considered by the SouthState board of directors is not intended to be exhaustive, but includes the material factors considered by the SouthState board of directors. In reaching its decision to approve the merger agreement, the merger, and the other transactions contemplated by the merger agreement (including the issuance of SouthState common stock to holders of IBTX common stock pursuant to the terms of the merger agreement), the SouthState board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The SouthState board of directors considered all these factors as a whole, including through its discussions with SouthState’s management and financial and legal advisors, in evaluating the merger agreement, the merger, and the other transactions contemplated by the merger agreement (including the issuance of SouthState common stock to holders of IBTX common stock pursuant to the terms of the merger agreement).
For the reasons set forth above, the SouthState board of directors determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of SouthState and its shareholders, and adopted and approved the merger agreement and the transactions contemplated thereby, including the merger and the issuance of SouthState common stock to holders of IBTX common stock pursuant to the terms of the merger agreement.
In considering the recommendation of the SouthState board of directors, you should be aware that certain directors and executive officers of SouthState may have interests in the merger that are different from, or in addition to, interests of shareholders of SouthState generally and may create potential conflicts of interest. The SouthState board of directors was aware of these interests and considered them when evaluating and negotiating the merger agreement, the merger and the other transactions contemplated by the merger agreement, and in recommending that SouthState shareholders vote to approve the SouthState merger proposal and the SouthState adjournment proposal. See “The Merger — Interests of SouthState’s Directors and Executive Officers in the Merger”.
It should be noted that this explanation of the reasoning of the SouthState board of directors and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements”.
For the reasons set forth above, the SouthState board of directors unanimously recommends that the holders of SouthState common stock vote “FOR” the SouthState merger proposal and “FOR” the SouthState adjournment proposal.
Opinion of SouthState’s Financial Advisor
SouthState retained Raymond James to act as its investment banking advisor in connection with SouthState’s consideration of a possible acquisition of IBTX. SouthState selected Raymond James as a financial advisor because it is a globally recognized investment banking firm offering a full range of investment banking services to its clients. In the ordinary course of its investment banking business, Raymond James is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.
Raymond James delivered its oral opinion to the SouthState board of directors, which was subsequently confirmed in writing, as of May 17, 2024, and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken by Raymond James in preparing the opinion, as to the fairness of the exchange ratio, from a financial point of view, to SouthState. Raymond James provided its opinion for the information and assistance of the SouthState board of directors (in its capacity as such) in connection with its consideration of the financial terms of the merger and the opinion relates only to the fairness of the exchange ratio, from a financial point of view, to SouthState. Raymond James’ opinion does not address the underlying business decisions of SouthState to engage in the merger, the form or structure of the merger, the relative merits of the merger as compared to any other alternative business strategies that might exist for SouthState, or the effect of any other transaction in which SouthState might engage. Neither Raymond James’ opinion nor the summary of its opinion and the related analyses set forth in this joint proxy statement/prospectus are intended to be, and do not constitute, advice or a recommendation to the SouthState board of directors or any shareholder as to how to act or vote with respect to the merger or related matters.
The full text of the written opinion of Raymond James is attached as Annex D to this joint proxy statement/prospectus and is incorporated by reference herein. The summary of the opinion of Raymond James set forth in this document is qualified in its entirety by reference to the full text of the written opinion. Holders of SouthState common stock are urged to read the opinion carefully in its entirety. Raymond James’ opinion speaks only as of the date of the opinion. Raymond James’ opinion does not reflect any developments that may occur or may have occurred after the date of its opinion and prior to the completion of the merger.
In connection with its review of the proposed merger and the preparation of its opinion, Raymond James, among other things:
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reviewed the financial terms and conditions as stated in the execution form of the merger agreement dated May 17, 2024;

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reviewed certain information related to the historical, current and future operations, financial condition and prospects of IBTX and SouthState made available to Raymond James by SouthState, including, but not limited to, (a) financial projections for IBTX and SouthState, as described in the section entitled “The Merger — Certain Unaudited Prospective Financial Information — Consensus “Street Estimates” Used by SouthState”, for the periods ending December 31, 2024 through 2029 based on mean consensus net income (GAAP) estimates for the years ended 2024 and 2025 as shown by FactSet with a 5.0% long-term earnings growth rate thereafter as approved for Raymond James’ use by SouthState, which are referred to in this section as the “IBTX Projections” and the “SouthState Projections”, respectively, and collectively as the “Projections”, and (b) certain forecasts and estimates of potential cost savings, operating efficiencies, revenue effects, and other adjustments expected to result from the merger, as described in the section entitled “The Merger — Certain Unaudited Prospective Financial Information — Certain Estimated Synergies Attributable to the Merger”, all as prepared by management of SouthState for use by Raymond James, which are referred to in this section as the “Merger Adjustments”;

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reviewed SouthState’s and IBTX’s audited financial statements for the years ended December 31, 2023, 2022 and 2021 and unaudited financial statements for the quarterly periods ended March 31, 2024, September 30, 2023, June 30, 2023 and March 31, 2023, as they appear in their respective filings with the Securities and Exchange Commission;

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reviewed SouthState’s and IBTX’s recent public filings and certain other publicly available information regarding SouthState and IBTX;

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reviewed the financial and operating performance of SouthState and IBTX and those of other selected public companies that Raymond James deemed to be relevant;

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considered certain publicly available financial terms of certain transactions Raymond James deemed to be relevant;

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reviewed the current and historical market prices for SouthState common stock, and the current market prices of publicly traded securities of certain other companies that Raymond James deemed to be relevant;

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conducted such other financial studies, analyses and inquiries and considered such other information and factors as Raymond James deemed appropriate;

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reviewed such other financial studies, analyses and inquiries and such other information and factors as Raymond James deemed appropriate;

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received an email addressed to Raymond James from a member of senior management of SouthState regarding, among other things, the accuracy of the information, data and other materials (financial or otherwise) provided to, or discussed with, Raymond James by or on behalf of SouthState;

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discussed with members of the senior management of SouthState and IBTX certain information relating to the aforementioned and any other matters which Raymond James deemed relevant to its inquiry for the purposes of its opinion, including, but not limited to, the past and current business operations of IBTX and SouthState and the financial condition and future prospects and operations of IBTX and SouthState; and

•
reviewed certain potential pro forma financial effects of the merger on SouthState.

With SouthState’s consent, Raymond James has assumed and relied upon the accuracy and completeness of all information supplied by or on behalf of SouthState or otherwise reviewed by or discussed with Raymond James, and Raymond James has undertaken no duty or responsibility to, nor did Raymond James, independently verify any such information. Furthermore, Raymond James has undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which IBTX or SouthState is a party or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which IBTX or SouthState is a party or may be subject. With SouthState’s consent, the Raymond James opinion makes no assumption concerning, and therefore does not consider, the potential effects of any such litigation, claims or investigations or possible assertions of claims, outcomes or damages arising out of any such matters. Raymond James has not made or obtained an independent appraisal of the assets or liabilities (contingent or otherwise) of IBTX. Raymond James is not an expert in generally accepted accounting principles in the United States (GAAP) in general and also specifically regarding the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowance for loan and lease losses or any other reserves; accordingly, Raymond James has assumed that such allowances and reserves are in the aggregate adequate to cover such losses. With respect to the Projections, Merger Adjustments and any other information and data provided to or otherwise reviewed by or discussed with Raymond James, Raymond James has, with SouthState’s consent, assumed that the Projections, Merger Adjustments and such other information and data have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management of each of SouthState and IBTX, and Raymond James has relied upon SouthState to advise Raymond James promptly if any information previously provided became inaccurate or was required to be updated during the period of its review. Raymond James expresses no opinion with respect to the Projections, Merger Adjustments or the respective assumptions on which they are based. Raymond James assumed that the final form of the merger agreement would be substantially similar to the execution form of the merger agreement dated May 17, 2024, and that the merger will be consummated in accordance with the terms of the merger agreement without waiver or amendment of any conditions thereto and without adjustment to the exchange ratio. Furthermore, Raymond James has assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the merger agreement are true and correct and that each such party will perform all of the covenants and agreements required to be performed by it under the merger agreement without being waived. Raymond James has relied upon and assumed, without independent verification, that (i) the merger will be consummated in a manner that complies in all respects with all applicable international, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the merger will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have an effect on the merger, IBTX, or SouthState that would be material to its analyses or its opinion.
Raymond James expresses no opinion as to the underlying business decision to effect the merger, the structure or tax consequences of the merger, or the availability or advisability of any alternatives to the merger. The Raymond James opinion is limited to the fairness of the exchange ratio in the merger, from a financial point of view, to SouthState. Raymond James expresses no opinion with respect to any other reasons, legal, business, or otherwise, that may support the decision of the SouthState board of directors to approve or consummate the merger. Furthermore, no opinion, counsel or interpretation is intended by Raymond James on matters that require legal, accounting or tax advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, Raymond James has relied, with the consent of SouthState, on the fact that SouthState has been assisted by legal, accounting and tax advisors and Raymond James has, with the consent of SouthState, relied upon and assumed the accuracy and completeness of the assessments by SouthState and its advisors as to all legal, accounting and tax matters with respect to SouthState, IBTX and the merger, including, without limitation, that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.
In formulating its opinion, Raymond James has considered only the exchange ratio in the merger pursuant to the merger agreement and Raymond James did not consider and it expresses no opinion on the fairness of the amount or nature of any compensation to be paid or payable to any person and/or entities’ officers, directors or employees, or class of any persons, whether relative to the compensation payable by SouthState or otherwise. Raymond James has not been requested to opine as to, and its opinion does not express an opinion as to or otherwise address, among other things: (i) the fairness of the merger to the holders of any class of securities, creditors, or other constituencies of SouthState or IBTX, or to any other party, except and only to the extent expressly set forth in the last sentence of its opinion or (ii) the fairness of the merger to any one class or group of SouthState’s, IBTX’s, or any other party’s security holders or other constituencies vis-à-vis any other class or group of SouthState’s, IBTX’s, or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration to be received in the merger amongst or within such classes or groups of security holders or other constituents). Raymond James is not expressing any opinion as to the impact of the merger on the solvency or viability of SouthState or IBTX or the ability of SouthState, IBTX, or their respective subsidiaries to pay their respective obligations when they come due.

The financial analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the financial analyses. Accordingly, Raymond James believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create an incomplete or potentially misleading view of the process underlying its analyses and opinion. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data that existed on or before May 16, 2024, and is not necessarily indicative of current market conditions.
Material Financial Analyses
The following summarizes the material financial analyses Raymond James considered in rendering its opinion. No company or transaction used in the analyses described below is identical or directly comparable to SouthState, IBTX or the merger.
Contribution Analysis.   Raymond James analyzed the relative contribution of SouthState and IBTX to certain financial and operating metrics for the pro forma combined company resulting from the merger. The financial and operating metrics included: (i) total assets; (ii) total gross loans; (iii) total deposits; (iv) tangible common equity; (v) tangible common equity excluding accumulated other comprehensive income (“AOCI”); (vi) net income for the twelve months ended March 31, 2024; (vii) 2024 mean consensus net income (GAAP) estimates as shown by FactSet; and (viii) 2025 mean consensus net income (GAAP) estimates as shown by FactSet. Metrics (i)  – (v) above were as of March 31, 2024, and sourced from S&P Capital IQ Pro unless otherwise noted. The relative contribution analysis did not give effect to the Merger Adjustments. The results of this analysis are summarized below:
	Relative Contribution		Implied Exchange Ratio
	SouthState	IBTX
Total Assets	70.5%	29.5%	0.78x
Total Gross Loans	69.1%	30.9%	0.83x
Total Deposits	70.3%	29.7%	0.78x
Tangible Common Equity	72.3%	27.7%	0.71x
Tangible Common Equity (excl. AOCI)	72.8%	27.2%	0.69x
LTM Net Income	81.7%	18.3%	0.41x
2024E Net Income	81.6%	18.4%	0.42x
2025E Net Income	75.9%	24.1%	0.59x
Exchange Ratio in the transaction			0.60x
Discounted Cash Flow Analysis.   Raymond James performed a discounted cash flow analysis of SouthState and IBTX based on SouthState Projections and IBTX Projections. Consistent with the periods included in SouthState Projections and IBTX Projections, Raymond James used calendar year 2028 as the final year for the analysis and applied multiples, ranging from 12.0x to 14.0x based on the median of the historical 10-year price / next twelve months (“NTM”) earnings per share multiples for the NASDAQ Bank Index, to calendar year 2029 earnings in order to derive a range of terminal values for SouthState and IBTX in 2028.
For SouthState, Raymond James used discount rates ranging from 10% to 12%. For IBTX, Raymond James used discount rates ranging from 11% to 13%. Raymond James arrived at its discount rate ranges by using the Modified CAPM (Capital Asset Pricing Model) methodology as presented in the 2023 Duff & Phelps Valuation Handbook. Raymond James reviewed the ranges of implied per share values indicated by the discounted cash flow analysis for each of SouthState and IBTX and calculated a range of implied exchange ratios by dividing the maximum implied per share value of IBTX common stock by the minimum implied per share value of SouthState common stock to calculate the maximum implied exchange ratio, and by dividing the minimum implied per share value of IBTX common stock by the maximum implied per share value of SouthState common stock to calculate the minimum implied exchange ratio. The Merger Adjustments were not included in this discounted cash flow analysis. The results of the discounted cash flow analysis are summarized in the table below:
Implied Per Share Value
	SouthState		IBTX		Implied Exchange Ratio
	Low	High	Low	High	Low/High	High/Low
Price per Share	$71.68	$86.41	$37.49	$46.10	0.43x	0.64x
Exchange Ratio in the transaction					0.60x
Selected Companies Analysis.   Raymond James reviewed certain data for selected companies with publicly traded equity securities that it deemed relevant for its analysis. The selected groups represent companies Raymond James believed relevant to each of SouthState and IBTX. For SouthState, Raymond James selected certain companies that: (i) are major exchange traded banks; (ii) have total assets between $25 billion and $75 billion; (iii) have a last twelve months (“LTM”) return on average assets (“ROAA”) greater than 0.75%; and (iv) have non-performing assets (“NPAs”) / assets of less than 0.50%. For IBTX, Raymond James selected certain companies that: (i) are major exchange traded banks; (ii) have total assets between $10 billion and $30 billion; (iii) have a LTM ROAA between 0.00% and 0.75%; and (iv) have NPAs / total assets of less than 0.50%. The selected groups exclude mutual holding companies and targets of announced mergers. No company used in the analysis described below is identical or directly comparable to either of SouthState or IBTX. The selected companies Raymond James deemed relevant include the following:
Selected Companies for SouthState
• East West Bancorp Inc.	• UMB Financial Corp.
• Wintrust Financial Corp.	• Prosperity Bancshares Inc.
• Columbia Banking System Inc.	• Bank OZK
• BOK Financial Corp.	• Hancock Whitney Corp.
• Cullen/Frost Bankers Inc.	• Commerce Bancshares Inc.
• Pinnacle Financial Partners	• WaFd Inc.
• F.N.B. Corp.	• United Bankshares Inc.
Selected Companies for IBTX
• Texas Capital Bancshares Inc.	• Pacific Premier Bancorp
• Glacier Bancorp Inc.	• Hilltop Holdings Inc.
• Simmons First National Corp.	• Dime Community Bancshares Inc.
• United Community Banks Inc.	• Berkshire Hills Bancorp Inc.
• Bank of Hawaii Corp.	• Brookline Bancorp Inc.
Raymond James calculated various financial multiples for each selected public company, including: closing price per share on May 16, 2024 compared to (i) tangible book value (“TBV”) per share (both including and excluding AOCI) at most recent quarter (“MRQ”); (ii) LTM earnings per share; (iii) 2024 estimated earnings per share; and (iv) 2025 estimated earnings per share. All metrics are sourced by S&P Capital IQ Pro. Raymond James reviewed the 75th percentile, median, average and 25th percentile relative valuation multiples of the selected public companies.

The results of the selected companies analysis for SouthState are summarized below:
	SUMMARY PRICING MULTIPLES Price /
	TBV per Share	TBV per Share (Excl. AOCI)	LTM EPS	2024E EPS	2025E EPS
75th Percentile	163%	153%	13.0x	12.5x	11.2x
Median	149%	134%	11.3x	10.5x	9.8x
Average	161%	140%	11.7x	11.1x	10.4x
25th Percentile	141%	120%	10.7x	9.8x	9.3x
The results of the selected companies analysis for IBTX are summarized below:
	SUMMARY PRICING MULTIPLES Price /
	TBV per Share	TBV per Share (Excl. AOCI)	LTM EPS	2024E EPS	2025E EPS
75th Percentile	136%	125%	18.8x	17.2x	15.3x
Median	114%	101%	16.4x	13.7x	12.3x
Average	127%	111%	15.9x	15.5x	12.8x
25th Percentile	102%	91%	13.1x	12.2x	10.1x
Implied transaction metric:	147%	129%	19.1x	18.8x	12.0x
Taking into account the results of the selected companies analysis, Raymond James applied the mean, median, 25th and 75th percentiles of the price to tangible book value ratio and earnings per share multiples to corresponding financial data for each of SouthState and IBTX. Raymond James reviewed the ranges of implied per share values and calculated a range of implied exchange ratios by dividing the higher implied per share value of IBTX by the lower implied per share value of SouthState to calculate the high implied exchange ratio, and by dividing the lower implied per share value of IBTX by the higher implied per share value of SouthState to calculate the low implied exchange ratio. The results of the selected companies analysis are summarized below:
	Implied Per Share Value
	SouthState		IBTX		Implied Exchange Ratio
	25th Percentile	75th Percentile	25th Percentile	75th Percentile	Low/High	High/Low
TBV Per Share	$65.60	$75.81	$33.57	$44.84	0.44x	0.68x
TBV Per Share (excl. AOCI)	$65.55	$83.44	$33.98	$46.98	0.41x	0.72x
LTM EPS	$65.69	$79.97	$33.25	$47.68	0.42x	0.73x
2024E EPS	$60.26	$76.70	$31.36	$44.14	0.41x	0.73x
2025E EPS	$63.52	$76.72	$40.74	$61.65	0.53x	0.97x
Exchange Ratio in the transaction					0.60x
Selected Transaction Analysis.   Raymond James analyzed publicly available information relating to selected transactions announced (i) since January 1, 2020 involving targets headquartered in the United States with target assets between $5 billion and $50 billion, target NPAs / total assets of less than 1.00% and target LTM ROAA between 0.00% and 1.00%, and (ii) since January 1, 2018 involving targets headquartered in the Southern United States (Alabama, Arkansas, Florida, Georgia, Mississippi, North Carolina, South Carolina, Tennessee, Virginia, West Virginia, Colorado, Louisiana, New Mexico, Oklahoma, Texas, and Utah), with target assets between $5 billion and $50 billion. Financial data for the selected targets was based on the most recent last twelve months reported prior to announcement of the respective transaction. The selected national and regional transactions (with respective transaction announcement dates shown) used in the analysis included:

Selected National Transactions
•
Acquisition of Heartland Financial USA Inc. by UMB Financial Corp. (4/29/24)

•
Acquisition of Cambridge Bancorp by Eastern Bankshares Inc. (9/19/23)

•
Acquisition of Lakeland Bancorp by Provident Financial Services (9/27/22)

•
Acquisition of TriState Capital Holdings Inc. by Raymond James Financial Inc. (10/20/21)

•
Acquisition of Bank Leumi Le-Israel Corp. by Valley National Bancorp (9/23/21)

•
Acquisition of Bryn Mawr Bank Corp. by WSFS Financial Corp. (3/10/21)

•
Acquisition of Boston Private Financial by SVB Financial Group (1/4/21)

•
Acquisition of Opus Bank by Pacific Premier Bancorp (2/3/20)

Selected Regional Transactions
•
Acquisition of Heartland Financial USA Inc. by UMB Financial Corp. (4/29/24)

•
Acquisition of Happy Bancshares, Inc. by Home Bancshares Inc. (9/15/21)

•
Acquisition of LegacyTexas Finl Group Inc. by Prosperity Bancshares Inc. (6/17/19)

•
Acquisition of FCB Financial Holdings Inc. by Synovus Financial Corp. (7/24/18)

Raymond James examined valuation multiples of transaction value compared to the target companies’ (i) most recent quarter TBV per share (both including and excluding AOCI); (ii) LTM income; (iii) Year 1 earnings; and (iv) premium to core deposits. All metrics are sourced by S&P Capital IQ Pro. Raymond James reviewed the mean, median, 25th percentile and 75th percentile relative valuation multiples of the selected transactions and compared them to corresponding valuation multiples for IBTX implied by the exchange ratio. Furthermore, Raymond James applied the mean, median, 25th percentile and 75th percentile relative valuation multiples to IBTX’s MRQ tangible book value, LTM net income, and MRQ core deposits to create a range of exchange ratios used for its analysis based on financial data as of March 31, 2024 and SouthState’s close stock price as May 16, 2024. The results of the selected national and regional transactions analyses, respectively, are summarized below:
National Selected Transactions
		Percentiles		Implied Exchange Ratio
	IBTX Statistic ($000)	25th Percentile	75th percentile	25th Percentile	75th Percentile
Tangible Book Value	$1,359,301	131%	168%	0.53x	0.68x
Tangible Book Value (excl. AOCI)	$1,552,216	121%	161%	0.56x	0.75x
LTM Earnings	$104,861	16.0x	22.0x	0.50x	0.69x
Year 1 Earnings	$167,010	12.6x	14.7x	0.63x	0.73x
Premium to Core Deposits	$13,572,621	3.8%	5.7%	0.56x	0.64x
Exchange Ratio in the transaction				0.60x
Regional Selected Transactions
	IBTX Statistic ($000)	Percentile	Implied Exchange Ratio
		Mean	Mean
Tangible Book Value	$1,359,301	195%	0.79x
Tangible Book Value (excl. AOCI)	$1,552,216	186%	0.86x
LTM Earnings	$104,861	18.1x	0.57x

	IBTX Statistic ($000)	Percentile	Implied Exchange Ratio
		Mean	Mean
Year 1 Earnings	$167,010	12.2x	0.61x
Premium to Core Deposits	$13,572,621	14.3%	0.99x
Exchange Ratio in the transaction			0.60x
Discounted Cash Flow Analysis with Merger Adjustments.   Raymond James performed a discounted cash flow analysis to estimate an illustrative implied equity value for IBTX, taking into account the Merger Adjustments. In this analysis, Raymond James used the IBTX Projections and the Merger Adjustments, each of which was prepared and approved by SouthState management for Raymond James’ use, and Raymond James assumed discount rates ranging from 11% to 13%. Raymond James arrived at its discount rate ranges by using the Modified CAPM (Capital Asset Pricing Model) methodology as presented in the 2023 Duff & Phelps Valuation Handbook. The range of values was derived by adding (i) the present value of the estimated excess cash flows that IBTX could generate over the period from March 31, 2024 through December 31, 2028 and (ii) the present value of IBTX’s implied terminal value at the end of such period, in each case applying the estimated Merger Adjustments. Raymond James assumed that IBTX would maintain a tangible common equity to tangible assets ratio of 8.00% and would retain sufficient earnings to maintain that level. In calculating the terminal value of the illustrative entity, Raymond James applied a range of 12.0x to 14.0x based on the median of the historical 10-year price / NTM earnings per share multiples for the NASDAQ Bank Index to IBTX’s estimated 2029 earnings.
Raymond James reviewed the ranges of implied per share values indicated by the discounted cash flow with merger adjustments analysis for IBTX and calculated a range of implied exchange ratios by dividing the maximum implied per share value of IBTX common stock by SouthState’s closing stock price as of May 16, 2024 ($80.41), to calculate the high implied exchange ratio, and by dividing the minimum implied per share value of IBTX common stock by SouthState’s closing stock price as of May 16, 2024 ($80.41), to calculate the low implied exchange ratio. The results of the discounted cash flow with merger adjustments analysis are summarized in the table below:
Implied per Share Value
	IBTX		Implied Exchange Ratio
	Low	High	Low/High	High/Low
Price per Share	$50.12	$62.43	0.62x	0.78x
Exchange Ratio in the transaction			0.60x
The discounted cash flow analysis is a widely-used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, dividend payout rates, and discount rates. The above analysis did not purport to be indicative of the actual values or expected values of the pro forma combined entity.
Pro Forma Impact Analysis.   Raymond James performed a pro forma financial impact analysis that combined projected balance sheet and 2025 and 2026 estimated EPS information of SouthState and IBTX, using: (i) closing balance sheet estimates as of March 31, 2025 for SouthState and IBTX based on SouthState’s management estimates; (ii) the SouthState Projections and the IBTX Projections for the years ending 2025 and 2026, each as provided by SouthState management; and (iii) the Merger Adjustments provided by SouthState management. Raymond James analyzed the estimated financial impact of the merger on certain projected financial results. This analysis indicated that the merger could be dilutive to SouthState’s estimated tangible book value per share at March 31, 2025, but accretive to SouthState’s estimated 2025 and 2026 earnings per share. For all of the above analyses, the actual results achieved by SouthState following the merger may vary from the projected results, and the variations may be material.
Additional Considerations.   The preparation of an opinion regarding fairness from a financial point of view is a complex process and is not susceptible to a partial analysis or summary description. Raymond James believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering the analyses taken as a whole, would create an incomplete view of the process underlying its opinion. In addition, Raymond James considered the results of all such analyses and did not assign relative weights to any of the analyses, but rather made qualitative judgments as to significance and relevance of each analysis and factor, so the ranges of valuations resulting from any particular analysis described above should not be construed to be the view of Raymond James as to the actual value of IBTX.
In performing its analyses, Raymond James made numerous assumptions with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond the control of SouthState. The analyses performed by Raymond James are not necessarily indicative of actual values, trading values or actual future results which might be achieved, all of which may be significantly more or less favorable than suggested by such analyses. These analyses were provided to the SouthState board of directors (solely in each director’s capacity as such) and were prepared solely as part of the analysis of Raymond James of the fairness of the exchange ratio in the merger, from a financial point of view, to SouthState of the exchange. The analyses do not purport to be appraisals or to reflect the prices at which companies may actually be sold, and such estimates are inherently subject to uncertainty. The opinion of Raymond James was one of many factors taken into account by the SouthState board of directors in making its determination to approve the merger. Neither Raymond James’ opinion, nor the analyses described above, should be viewed as determinative of the SouthState board of directors’s nor SouthState management’s views with respect to SouthState, IBTX or the merger. Raymond James did not determine the amount of consideration, recommend any specific amount of consideration or recommend that any specific consideration constituted appropriate consideration for the merger. SouthState placed no limits on the scope of the analyses performed, or opinion expressed, by Raymond James.
The Raymond James opinion was based upon market, economic, financial and other circumstances and conditions existing and disclosed to it as of May 16, 2024. The credit, financial and stock markets have been experiencing unusual volatility (arising from factors related to, among other things, general economic conditions, geopolitical and economic uncertainty, inflation and the recovery from the COVID-19 pandemic, including the effect of evolving governmental actions and non-actions) and Raymond James expresses no opinion or view as to any potential effects of such volatility on the merger, SouthState, or IBTX. Although subsequent developments may occur, Raymond James is under no obligation to update, revise or reaffirm its analyses or its opinion. Raymond James relied upon and assumed, without independent verification, that there had been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of SouthState or IBTX since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Raymond James that would be material to its analyses or its opinion, and that there was no information or any facts that would make any of the information reviewed by Raymond James incomplete or misleading in any material respect.
As compensation for its services in connection with the merger, SouthState paid Raymond James $2,000,000 upon the delivery of the Raymond James opinion, which is referred to as the “Opinion Fee”. Additional compensation of $5,000,000 will be payable on completion of the merger, against which the amounts paid for the opinion will be credited. Additionally, SouthState has agreed to reimburse Raymond James for its reasonable and necessary expenses incurred in connection with its services, including the fees and expenses of its counsel, and will indemnify Raymond James against certain liabilities arising out of its engagement.
Raymond James is actively involved in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations and similar transactions. Raymond James has provided certain services to SouthState in the previous two years, including (i) participation in a buy-side advisory transaction in 2022 for which Raymond James received $4,000,000 in fees, (ii) provided securities and loan coverage in 2022, 2023, and 2024 for fees of $294,000, $106,000 and $35,000, respectively, and (iii) provided private client group services until SouthState’s account was closed in July 2023. Raymond James has not provided any investment banking services to, or received any fees from, IBTX in the two years preceding the date of its opinion. In the ordinary course of business, Raymond James may trade in the securities of SouthState and/or IBTX for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. Raymond James may provide investment banking, financial advisory and other financial services to SouthState and/or IBTX or other participants in the merger in the future, for which Raymond James may receive compensation, although as of the date of Raymond James’ opinion, there was no agreement to do so.
Certain Unaudited Prospective Financial Information
SouthState and IBTX do not, as a matter of course, publicly disclose forecasts or internal projections as to their respective future performance, revenues, earnings, financial condition or other results given, among other reasons, the inherent uncertainty of the underlying assumptions and estimates, other than, from time to time, estimated ranges of certain expected financial results and operational metrics for the current year and certain future years in their respective regular earnings press releases and other investor materials.
However, SouthState and IBTX are including in this joint proxy statement/prospectus certain unaudited prospective financial information for SouthState and IBTX that was made available as described below. We refer to this information collectively as the “prospective financial information”. A summary of certain significant elements of this information is included in this joint proxy statement/prospectus solely for the purpose of providing holders of SouthState common stock and holders of IBTX common stock access to certain information made available to SouthState and IBTX and their respective boards of directors and financial advisors.
Neither SouthState nor IBTX endorses the prospective financial information as necessarily predictive of actual future results. Furthermore, although presented with numerical specificity, the prospective financial information reflects numerous estimates and assumptions with respect to, among other things, economic, competitive, regulatory and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among other things, the inherent uncertainty of the business and economic conditions affecting the industry in which SouthState and IBTX operate and the risks and uncertainties described under the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” and in the reports that SouthState and IBTX file with the SEC from time to time, all of which are difficult to predict and many of which are outside the control of SouthState and IBTX and will be beyond the control of the surviving corporation. There can be no assurance that the underlying assumptions or projected results will be realized, and actual results could differ materially from those reflected in the prospective financial information, whether or not the merger is completed. Further, these assumptions do not include all potential actions that the senior management of SouthState or IBTX could or might have taken during these time periods. In addition, since the prospective financial information covers multiple years, such information by its nature becomes subject to greater uncertainty with each successive year. The inclusion in this joint proxy statement/prospectus of the prospective financial information below should not be regarded as an indication that SouthState, IBTX or their respective boards of directors or advisors considered, or now consider, this prospective financial information to be material information to any holders of SouthState common stock or holders of IBTX common stock, as the case may be, particularly in light of the inherent risks and uncertainties associated with such prospective financial information, or that it should be construed as financial guidance, and it should not be relied on as such. The prospective financial information is not fact and should not be relied upon as necessarily indicative of actual future results. The prospective financial information also reflects numerous variables, expectations and assumptions available at the time it was prepared as to certain business decisions that are subject to change and does not take into account any circumstances or events occurring after the date it was prepared, including the transactions contemplated by the merger agreement or the possible financial and other effects on SouthState or IBTX of the merger, and does not attempt to predict or suggest actual future results of the surviving corporation or give effect to the merger, including the effect of negotiating or executing the merger agreement, the costs that may be incurred in connection with consummating the merger, the potential synergies that may be achieved by the surviving corporation as a result of the merger (except as expressly set forth below under “— Certain Estimated Synergies Attributable to the Merger”), the effect on SouthState or IBTX of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect of any business or strategic decisions or actions which would likely have been taken if the merger agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the merger. Continued financial market volatility will largely depend on future developments, which SouthState and IBTX cannot accurately predict or control. The prospective financial information and such other information and the underlying assumptions do not reflect any of these effects, changes or developments on SouthState, IBTX or the surviving corporation, the ultimate impact of which on SouthState, IBTX and the surviving corporation is beyond the control of SouthState, IBTX and the surviving corporation and cannot be accurately predicted as of the date of this joint proxy statement/prospectus. For a description of certain of the risks that these effects, changes and developments may have on SouthState, IBTX or the surviving corporation, see the section entitled “Risk Factors”. Further, the prospective financial information does not take into account the effect of any possible failure of the merger to occur. No assurances can be given that if the prospective financial information had been prepared as of the date of this joint proxy statement/prospectus, similar assumptions would be used. In addition, the prospective financial information may not reflect the manner in which the surviving corporation would operate after the merger and is not being included to influence your decision whether to vote to approve the merger agreement or to approve any of the other proposals described herein (rather, it is provided solely because it was made available to Raymond James and KBW and each party’s board of directors in connection with the merger).
The prospective financial information was not prepared for the purpose of, or with a view toward, public disclosure (except for publicly available mean analyst net income and earnings per share estimates) or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, published guidelines of the SEC regarding forward-looking statements or generally accepted accounting principles. Neither of Ernst & Young LLP (SouthState’s independent registered public accounting firm), RSM US LLP (IBTX’s independent registered public accounting firm), nor any other independent registered public accounting firm, has audited, reviewed, examined, compiled nor applied any procedures with respect to the prospective financial information and, accordingly, Ernst & Young LLP and RSM US LLP have not expressed any opinion or given any other form of assurance with respect thereto or its achievability and they assume no responsibility for the prospective financial information and disclaim any association with the prospective financial information.
Consensus “Street Estimates” Used by SouthState
The following tables present certain publicly available mean analyst consensus “street estimates” for (i) SouthState’s total assets, net income and earnings per share for the fiscal years ending December 31, 2024 and December 31, 2025, and (ii) IBTX’s total assets, net income and earnings per share for the fiscal years ending December 31, 2024 and December 31, 2025 (clauses (i) and (ii) collectively referred to as the “street estimates used by SouthState”) as shown by FactSet. The street estimates used by SouthState were provided to Raymond James by SouthState and were approved by SouthState for Raymond James’ use and reliance and were used by Raymond James at the direction of SouthState management in the financial analyses performed in connection with Raymond James’ opinion as described in the section entitled “The Merger — Opinion of SouthState’s Financial Advisor”.
Street Estimates Used by SouthState for SouthState
Fiscal Year Ended December 31, ($ in millions except per share data)	2024E	2025E
Total Assets	$45,947	$47,994
Net Income (GAAP)	$472.7	$526.9
Earnings per Share (GAAP)	$6.14	$6.84
Street Estimates Used by SouthState for IBTX
Fiscal Year Ended December 31, ($ in millions except per share data)	2024E	2025E
Total Assets	$19,210	$20,124
Net Income (GAAP)	$106.4	$175.3
Earnings per Share (GAAP)	$2.57	$4.04

For purposes of extrapolating SouthState’s and IBTX’s financial results, SouthState management directed Raymond James to use and rely on estimated long-term annual growth rate of 5.0% for SouthState’s and IBTX’s respective total assets, net income and earnings per share, in each case, beginning in 2026.
Consensus “Street Estimates” Used by IBTX
The following tables present certain publicly available mean analyst consensus “street estimates” for (i) IBTX’s total assets, net income and earnings per share for the fiscal years ending December 31, 2024 and December 31, 2025, and (ii) SouthState’s total assets, net income and earnings per share for the fiscal years ending December 31, 2024 and December 31, 2025 (clauses (i) and (ii) collectively referred to as the “street estimates used by IBTX”). The street estimates used by IBTX were approved by IBTX for KBW’s use and reliance and were used by KBW at the direction of IBTX management in the financial analyses performed in connection with KBW’s opinion as described in the section entitled “The Merger — Opinion of IBTX’s Financial Advisor”.
Street Estimates Used by IBTX for IBTX
Fiscal Year Ended December 31, ($ in millions except per share data)	2024E	2025E
Total Assets	$19,215.8	$20,125.0
Net Income	$108.4	$163.3
Earnings per Share	$2.65	$3.93
Street Estimates Used by IBTX for SouthState
Fiscal Year Ended December 31, ($ in millions except per share data)	2024E	2025E
Total Assets	$46,102.6	$48,091.4
Net Income	$483.2	$539.3
Earnings per Share	$6.31	$7.05
For purposes of extrapolating IBTX’s and SouthState’s financial results, IBTX management directed KBW to use and rely on estimated long-term annual growth rates of 5.0% for IBTX’s and SouthState’s respective total assets, 8.0% for IBTX’s net income and earnings per share and 5.0% for SouthState’s net income and earnings per share, in each case, beginning in 2026.
Certain Estimated Synergies Attributable to the Merger
The management of SouthState developed and provided to its board of directors certain prospective financial information relating to the anticipated net cost savings to be realized by the surviving corporation beginning in 2025. Such prospective financial information, which we refer to in this “— Certain Estimated Synergies Attributable to the Merger” section as the “cost synergies”, also was (i) provided to Raymond James and approved by SouthState for Raymond James’ use and reliance, and (ii) provided to KBW and approved by IBTX for KBW’s use and reliance, in each case in connection with such financial advisors’ respective financial analyses and opinions as described in this joint proxy statement/prospectus under “— Opinion of SouthState’s Financial Advisor” and “— Opinion of IBTX’s Financial Advisor”.
The cost synergies consisted of approximately 25% of IBTX’s non-interest expense base with an assumed annual growth rate of 3.0%, 50% expected to be realized in 2025, 100% expected to be realized in 2026 and thereafter with anticipated pre-tax cost savings of $33.5 million in 2025 and $91.9 million in 2026.
See the section above entitled “The Merger — Certain Unaudited Prospective Financial Information” for further information regarding the uncertainties underlying the cost synergies as well as the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” for further information regarding the uncertainties and factors associated with realizing cost synergies in connection with the merger.

General
The stand-alone prospective financial information for SouthState and IBTX was prepared separately and the different estimates are not intended to be added together. Adding the prospective financial information together for the two companies is not intended to represent the results the surviving corporation will achieve if the merger is completed and is not intended to represent forecasted financial information for the surviving corporation if the merger is completed.
By including in this joint proxy statement/prospectus a summary of the prospective financial information, neither SouthState nor IBTX nor any of their respective representatives has made or makes any representation to any person regarding the ultimate performance of SouthState or IBTX compared to the information contained in the prospective financial information. Neither SouthState, IBTX, nor, after completion of the merger, the surviving corporation, undertakes any obligation to update or otherwise revise the prospective financial information to reflect circumstances existing since their preparation or to reflect the occurrence of subsequent or unanticipated events, even in the event that any or all of the underlying assumptions are shown to be inappropriate, or to reflect changes in general economic or industry conditions. None of SouthState, IBTX or their respective advisors or other representatives has made, makes or is authorized in the future to make any representation to any shareholder of SouthState or IBTX or other person regarding SouthState’s or IBTX’s ultimate performance compared to the information contained in the prospective financial information or that the results reflected in the prospective financial information will be achieved. The prospective financial information included above is provided because it was made available to and considered by SouthState and IBTX and their respective boards of directors and financial advisors in connection with the merger.
In light of the foregoing, and considering that the SouthState and IBTX special meetings will be held several months after the prospective financial information was prepared, as well as the uncertainties inherent in any forecasted information, SouthState and IBTX shareholders are cautioned not to place unwarranted reliance on such information, and are urged to review SouthState’s and IBTX’s most recent SEC filings for a description of their reported financial results and the financial statements of SouthState and IBTX incorporated by reference in this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information”. The prospective financial information summarized in this section is not included in this joint proxy statement/prospectus in order to induce any holder of SouthState common stock to vote in favor of the SouthState merger proposal or any of the other proposals to be voted on at the SouthState special meeting or to induce any holder of IBTX common stock to vote in favor of the IBTX merger proposal or any of the other proposals to be voted on at the IBTX special meeting.
Interests of SouthState Directors and Executive Officers in the Merger
In considering the recommendation of the SouthState board of directors to vote for the SouthState merger proposal and the SouthState adjournment proposal, holders of SouthState common stock should be aware that the directors and executive officers of SouthState may have interests in the merger that are different from, or in addition to, the interests of holders of SouthState common stock generally. The SouthState board of directors was aware of these interests and considered them, among other matters, in making its recommendation that SouthState shareholders vote to approve the SouthState merger proposal and the SouthState adjournment proposal.
These interests include that SouthState’s directors and executive officers as of immediately prior to the effective time of the merger will continue to serve as directors or executive officers, as applicable, of the combined company and the combined bank following the closing of the merger and that SouthState’s directors and executive officers are entitled to continued indemnification and insurance coverage under their existing agreements with SouthState.
Interests of IBTX Directors and Executive Officers in the Merger
In considering the recommendation of the IBTX board of directors to vote in favor of the approval of the merger agreement, IBTX shareholders should be aware that IBTX’s directors and executive officers have interests in the merger that may be different from, or in addition to, the interests of IBTX shareholders generally. The IBTX board of directors was aware of these interests and considered them, among other matters, in evaluating and negotiating the merger agreement, in reaching its decision to approve and adopt the merger agreement and the transactions contemplated by the merger agreement (including the merger), and in making its recommendation that IBTX shareholders vote to approve the IBTX merger proposal, the IBTX compensation proposal and the IBTX adjournment proposal. Such interests are described below. The merger will be a “change in control” for purposes of the IBTX executive compensation and benefit plans and agreements described below.
IBTX’s executive officers who are named executive officers for purposes of the discussion below are David R. Brooks (Chairman and Chief Executive Officer), Paul B. Langdale (Executive Vice President and Chief Financial Officer), Michael B. Hobbs (President and Chief Operating Officer), Daniel W. Brooks (Vice Chairman) and John G. Turpen (Executive Vice President and Chief Risk Officer). IBTX only has one executive officer who is not a named executive officer for purposes of the discussion, James P. Tippit (Executive Vice President, Corporate Responsibility).
Certain Assumptions
Except as otherwise specifically noted, for purposes of quantifying the potential payments and benefits described in this section, the following assumptions were used:
•
The relevant price per share of IBTX common stock is $46.46, which is the average closing price per share of IBTX common stock as reported on the NASDAQ over the first five business days following the first public announcement of the merger on May 20, 2024;

•
The effective time of the merger as referenced in this section occurs on June 27, 2024, which is the assumed date of the effective time of the merger solely for purposes of the disclosure in this section (the “Assumed Closing Date”); and

•
The service of each executive officer of IBTX was terminated by SouthState without “cause” or due to the executive officer’s resignation for “good reason” (as such terms are defined in the relevant plans and agreements), in either case immediately following the merger and on the Assumed Closing Date.

The amounts indicated below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including the assumptions described above, and do not reflect or attempt to forecast certain compensation actions that may occur before completion of the merger, including any additional equity award grants, issuances or forfeitures that may occur prior to the effective time of the merger following the date of this joint proxy statement/prospectus. As a result of the foregoing assumptions, which may or may not actually occur or be accurate on the relevant date, the actual amounts to be received by the executive officers of IBTX may materially differ from the amounts set forth below.
Treatment of Outstanding IBTX Equity Awards
The IBTX equity awards held by IBTX’s directors and executive officers immediately prior to the effective time of the merger will be treated in the same manner as the IBTX equity awards held by other IBTX service providers. At the effective time of the merger, outstanding IBTX equity awards will be treated as follows, subject to all required withholding taxes:
•
IBTX Restricted Share Awards.   Each IBTX Restricted Share Award will become fully vested and be automatically cancelled and converted into the right to receive a number of shares of SouthState common stock equal to the product (rounded to the nearest whole number) of (x) the number of shares of IBTX common stock underlying such IBTX Restricted Share Award immediately prior to the effective time and (y) the exchange ratio.

•
IBTX PSU Awards.   Each outstanding IBTX PSU Award will become fully vested and be automatically cancelled and converted into the right to receive (i) a number of shares of SouthState common stock equal to the product (rounded to the nearest whole number) of (x) the number of shares of IBTX common stock underlying such IBTX PSU Award immediately prior to the effective time based on the higher of target performance and actual performance as reasonably determined by the compensation committee of the IBTX board of directors and (y) the exchange ratio, plus (ii) a cash payment in respect of any accrued but unpaid dividend equivalents on such IBTX PSU Award.

For an estimate of the amounts that would be realized by each of IBTX’s named executive officers on the Assumed Closing Date in respect of their IBTX equity awards that are outstanding on such date, see the section entitled “Quantification of Potential Payments and Benefits to IBTX’s Named Executive Officers in Connection with the Merger” below. The estimated aggregate value of the IBTX equity awards (including the accrued dividend equivalents with respect to IBTX PSU Awards and assuming the target level of achievement for the outstanding IBTX PSU Awards) held by the executive officer who is not a named executive officer is $848,898 (which amount excludes $150,634 of IBTX Restricted Share Awards to be granted in respect of prorated 2024 Incentives, which is discussed in “Treatment of Annual Incentives” below), and the estimated aggregate value of the IBTX Restricted Share Awards held by all non-employee directors of IBTX that are outstanding on the Assumed Closing Date is $726,727.
Officer Change-in-Control Agreements
IBTX has entered into change-in-control agreements (the “CIC Agreements”) with each of its executive officers, which may be amended prior to the effective time to clarify the understanding of the payment of certain amounts (as they are described below). The CIC Agreements provide the following change-in-control severance benefits for each IBTX executive officer upon a termination of employment without cause or for good reason, in either case, on or within 24 months following a change in control, subject to such executive officer’s execution and non-revocation of a release of claims:
•
a lump sum cash payment equal to three times for Mr. David Brooks, two and a half times for Messrs. Daniel Brooks and Hobbs and two times for the other executive officers the sum of the executive officer’s annual base salary and the target bonus for the year in which the termination occurs;

•
full accelerated vesting of all outstanding equity awards (with performance goals determined in accordance with the terms of the applicable awards);

•
a lump sum cash payment equal to the product of (x) 125% of the annual premiums for coverage under IBTX’s health care plans with respect to the maximum level of coverage in effect for the executive officer and his spouse and (y) three for Mr. David Brooks, two and a half for Messrs. Daniel Brooks and Hobbs and two for the other executive officers; and

•
continued participation in IBTX’s survivor benefit plan such that, upon the executive officer’s death after termination but prior to his attaining the age of 65, IBTX will still pay to the executive officer’s beneficiary, as a survivor benefit, a single lump sum cash payment equal to the executive officer’s annual base salary in effect on the date of the termination, as if the executive officer had remained employed through his death.

In addition, the CIC Agreements provide that if an executive officer would be subject to an excise tax under Section 4999 of the Code, the benefits to the executive officer will be reduced to the amount that does not trigger the excise tax, unless the executive officer would retain greater value (on an after-tax basis) by receiving all benefits and paying the applicable excise, income and payroll taxes.
Concurrently with the execution of the merger agreement, SouthState entered into transition agreements (as described in more detail in “SouthState Transition Agreements” below) with Messrs. David Brooks and Daniel Brooks, which supersede Messrs. David Brooks’ and Daniel Brooks’ CIC Agreements and provide, among other things, for a lump sum cash payment in the amount of $12,800,000 and $3,980,000, respectively, payable at the effective time (or any earlier date as reasonably determined by IBTX for the purpose of mitigating the impact of Sections 280G and 4999 of the Code, as discussed in “Tax Planning Strategies” below), representing Messrs. David Brooks’ and Daniel Brooks’ contractual entitlement to the cash severance and healthcare coverage payments under their existing CIC Agreements. See the section entitled “Quantification of Potential Payments and Benefits to IBTX’s Named Executive Officers in Connection with the Merger” below for the estimated amounts that each of IBTX’s named executive officers would receive under their CIC Agreements upon a qualifying termination of employment following a change in control. Based on the assumptions described above under “— Certain Assumptions,” the estimated aggregate value of the change-in-control severance payments and benefits (excluding the accelerated vesting of IBTX equity awards, which is separately described in the section entitled “Treatment of Outstanding IBTX Equity Awards” above) that the executive officer who is not a named executive officer would receive under his CIC Agreement upon a qualifying termination of employment following a change in control is $1,993,203 (assuming no reduction in payments or benefits for purposes of the excise tax under Section 4999 of the Code), and such executive officer would remain eligible for continued participation in IBTX’s survivor benefit plan as described above with a potential payment in the amount of $385,000.
SouthState Transition Agreements
Concurrently with the execution of the merger agreement, SouthState entered into transition agreements with Messrs. David Brooks and Daniel Brooks, which supersede their CIC Agreements with IBTX and memorialize the terms of their services with SouthState following the effective time. If the merger is not consummated or the merger agreement is terminated before the effective time, then the transition agreements will be of no further force or effect.
Mr. David Brooks’ transition agreement provides that he will serve as a member of the SouthState board of directors for a period from the effective time until the date of SouthState’s 2027 annual meeting of shareholders (expected to be held in April 2027), subject to his election to the SouthState board of directors at each of the annual meetings of shareholders held in 2025 and 2026 (it being understood that SouthState will nominate him for election at each such meeting). Under his transition agreement, Mr. David Brooks will receive, subject to his execution and non-revocation of a release of claims, (i) a cash payment in the amount of $12,800,000, payable at the effective time (or any earlier date as reasonably determined by IBTX for the purpose of mitigating the impact of Sections 280G and 4999 of the Code, as discussed in “Tax Planning Strategies” below), representing the cash severance and healthcare coverage amount he would have been entitled to under the CIC Agreement upon a termination without cause or for good reason within 24 months following a change in control (as described in “Officer Change-in-Control Agreements” above) and (ii) in recognition of Mr. David Brooks’ contributions to IBTX in connection with the merger, a cash transaction bonus of $5,000,000, which will be paid by IBTX no later than December 31, 2024 (and will be subject to repayment in the event the merger does not occur). In addition, as a member of the SouthState board of directors, Mr. David Brooks will be entitled to receive compensation and benefits on the same terms as other non-employee members of the SouthState board of directors.
Mr. Daniel Brooks’ transition agreement provides that he will serve as SouthState’s Executive Vice President, Executive Advisor to Chief Executive Officer of SouthState and as a member of the Operating Committee of the SouthState Bank for a period from the effective time through December 31, 2025. Under his transition agreement, Mr. Daniel Brooks will receive, at the effective time (or any earlier date as reasonably determined by IBTX for the purpose of mitigating the impact of Sections 280G and 4999 of the Code, as discussed in “Tax Planning Strategies” below), subject to his execution and non-revocation of a release of claims, a cash payment in the amount of $3,980,000, representing the cash severance and healthcare coverage amount he would have been entitled to under the CIC Agreement upon a termination without cause or for good reason within 24 months following a change in control (as described in “Officer Change-in-Control Agreements” above). In consideration for Mr. Daniel Brooks’ transition services, during the term of the transition agreement, Mr. Daniel Brooks will receive (i) a salary at the annual rate of $540,000, which will be increased to $556,200 effective December 31, 2024; (ii) for 2024, and to the extent the effective time occurs in 2025, for the pro-rata portion of 2025 that elapses from January 1, 2025 through the effective time, his annual bonus earned under IBTX’s incentive compensation programs for such years on the same basis as other executive officers of IBTX; and (iii) for 2025, an annual bonus of $1,056,780 (if the effective time occurs in 2025, without duplication of any amounts paid in respect of 2025 under IBTX’s incentive compensation programs). If Mr. Daniel Brooks’ employment with SouthState terminates without cause or for good reason or due to his death or disability during the term of the transition agreement, subject to his execution and non-revocation of a release of claims, he will be entitled to receive (x) any unpaid base salary that would have been paid had his employment continued through December 31, 2025, (y) any unpaid annual incentives for any portion of 2024 between the effective time and December 31, 2024 and (iii) $1,056,780 in respect of annual incentives for 2025 (to the extent not yet paid), which amount shall be paid within 30 days following the date of termination.
Under the transition agreements, Messrs. David Brooks and Daniel Brooks will be subject to a two-year post-employment noncompetition covenant and one-year post-employment nonsolicitation of employees and customers covenant, with the applicable restrictive period commencing from the effective time for Mr. David Brooks and the date of termination for Mr. Daniel Brooks, as well as a perpetual confidentiality covenant and nondisparagement covenant.

Treatment of Annual Incentives
Under the merger agreement, prior to the effective time, IBTX may pay each eligible employee, including each executive officer, incentives and other bonuses (including by granting annual cash bonuses and IBTX Restricted Share Awards) in respect of 2024 (the “2024 Incentives”) at a level equal to the greater of target performance and actual performance. To the extent the effective time occurs in 2024, such payment will be prorated based on the days elapsed through and including the closing date. For purposes of the quantification in this section, it is assumed that the actual performance for the 2024 Incentives is no greater than the target performance.
If the effective time has not occurred by January 1, 2025, IBTX may establish an incentive program in respect of 2025 in the ordinary course of business. Within ten business days prior to the effective time, IBTX may pay each eligible employee, including each executive officer, a prorated portion of the incentives and other bonuses (including by granting annual cash bonuses and/or IBTX Restricted Share Awards), based on the days elapsed through and including the closing date, in respect of such incentive program at a level equal to the greater of target performance and actual performance.
In addition, if a performance period for an incentive award is completed prior to the occurrence of the effective time (including with respect to any IBTX PSU Awards), the applicable incentive may be paid at a level equal to the greater of (a) the applicable employee’s target incentive opportunity and (b) the incentive payment earned based upon actual performance.
See the section entitled “Quantification of Potential Payments and Benefits to IBTX’s Named Executive Officers in Connection with the Merger” below for the estimated amount of the prorated 2024 Incentives for each of IBTX’s named executive officers. The estimated amount of the prorated 2024 Incentives for the executive officer who is not a named executive officer is $282,439.
Potential Employment Arrangements with SouthState
IBTX’s executive officers who become officers or employees or who otherwise are retained to provide services to SouthState may, prior to, on, or following the effective time, enter into new individualized compensation arrangements with SouthState and may participate in cash or equity incentive or other benefit plans maintained by SouthState. As of the date of this joint proxy statement/prospectus, no new individualized compensation arrangements between IBTX’s executive officers (other than the transition agreements with Messrs. David Brooks and Daniel Brooks, as described in more detail in “SouthState Transition Agreements” above) and SouthState have been established.
Tax Planning Strategies
Under the merger agreement, IBTX may implement tax planning strategies for the purpose of mitigating the impact of Sections 280G and 4999 of the Code. Any such tax planning strategies will not include a gross-up of any excise taxes under Section 4999 of the Code, but may include accelerating the vesting and/or payment of compensation into 2024 that is scheduled to vest or be paid by June 30, 2025 in the ordinary course of business or that otherwise would vest at the effective time and/or pre-paying severance and other termination-related payments (which amounts shall be subject to repayment in the event that the employee’s employment is terminated voluntarily or for cause prior to the earlier of the date such amounts otherwise would have vested or been paid and the effective time). As of the date of this joint proxy statement/prospectus, the implementation of any such tax planning strategies has not been determined.
Indemnification and Insurance
Pursuant to the terms of the merger agreement, IBTX’s non-employee directors and executive officers will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies and directors’ indemnification agreements following the merger. Such indemnification and insurance coverage is further described in the section entitled “The Transaction Agreements — Description of the Merger Agreement — Director and Officer Indemnification and Insurance”.

Quantification of Potential Payments and Benefits to IBTX’s Named Executive Officers in Connection with the Merger
The information set forth in the table below is intended to comply with Item 402(t) of the SEC’s Regulation S-K, which requires disclosure of information about certain compensation for each named executive officer of IBTX that is based on, or otherwise relates to, the merger. For additional details regarding the terms of the payments and benefits described below, see the discussion under the caption “Interests of IBTX Directors and Executive Officers in the Merger” above.
The amounts shown in the table below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including the assumptions described above under “—Certain Assumptions” and in the footnotes to the table, do not reflect certain compensation actions that may occur before completion of the merger and assume no reduction in payments or benefits for purposes of the excise tax under Section 4999 of the Code.
Named Executive Officer	Cash ($)(1)	Equity($)(2)	Perquisite/ Benefits($)(3)	Total ($)
David R. Brooks	18,443,740	5,832,558	—	24,276,298
Paul B. Langdale	2,772,569	1,362,954	—	4,135,523
Michael B. Hobbs	4,464,915	2,220,740	—	6,685,655
Daniel W. Brooks	6,605,849	2,072,640	—	8,678,489
John G. Turpen	2,656,767	1,163,491	—	3,820,258

(1)
Cash.   The cash amount payable to each named executive officer consists of the following:

a.
Cash Severance and Health Coverage under CIC Agreements.   For each of Messrs. Langdale, Hobbs and Turpen, a cash severance provided under the applicable CIC Agreement consisting of: (i) a lump sum cash payment equal to two times (two and a half times for Mr. Hobbs) the sum of his annual base salary and the target bonus for the year in which the termination occurs; and (ii) a lump sum cash payment equal to the product of (x) 125% of the annual premiums for coverage under IBTX’s health care plans with respect to the maximum level of coverage in effect for the executive and his spouse and (y) two (two and a half for Mr. Hobbs). The cash severance is “double trigger” (i.e., conditioned upon a qualifying termination within twenty-four (24) months following the change in control).

b.
CIC Payments.   For Messrs. David Brooks and Daniel Brooks, a cash payment in the amount of $12,800,000 and $3,980,000 (the “CIC Payment”) provided under their transition agreements, representing the cash severance and healthcare coverage amount each of the executives would have been entitled to under their respective CIC Agreements upon a termination without cause or for good reason within 24 months following a change in control, respectively. The CIC Payment is “single trigger” (i.e., triggered by a change in control for which payment is not conditioned upon a termination or resignation of the executive officer).

c.
Transaction Bonus.   For Mr. David Brooks, a cash transaction bonus of $5,000,000 provided under his transition agreement, which is single trigger.

d.
Prorated 2024 Incentives.   Consists of the prorated 2024 Incentives in the form of cash bonus for each named executive officer. This payment is single trigger.

e.
Cash Severance under Daniel Brooks Transition Agreement.   For Mr. Daniel Brooks, a cash severance payment under his transition agreement consisting of (i) $833,577 in respect of the base salary that would have been paid had his employment continued through December 31, 2025, (ii) $524,213 in respect of annual incentives for the portion of 2024 between the effective time and December 31, 2024 and (iii) $1,056,780 in respect of annual incentives for 2025. The cash severance is double trigger.

The estimated amount of each such payment is shown in the following table:
Named Executive Officer	Cash Severance under CIC Agreements ($)	CIC Payments ($)	Transaction Bonus ($)	Prorated 2024 Incentives- Cash Bonus ($)	Cash Severance under Transition Agreement ($)
David R. Brooks	—	12,800,000	5,000,000	643,740	—
Paul B. Langdale	2,586,722	—	—	185,847	—
Michael B. Hobbs	4,254,003	—	—	210,912	—
Daniel W. Brooks	—	3,980,000	—	211,279	2,414,570
John G. Turpen	2,486,203	—	—	170,564	—

(2)
Equity.   Consists of (i) the value of all outstanding IBTX Restricted Share Awards and IBTX PSU Awards held by each named executive officer, which awards will fully vest and convert to SouthState common stock upon the effective time based on the exchange ratio, with any outstanding performance conditions deemed to be achieved at target levels; (ii) a cash payment in respect of any accrued but unpaid dividend equivalents on IBTX PSU Awards; and (iii) the prorated 2024 Incentives in the form of IBTX Restricted Share Awards. These benefits are single trigger.

Named Executive Officer	IBTX Restricted Share Awards ($)	IBTX PSU Awards* ($)	Prorated 2024 Incentives- IBTX Restricted Share Awards ($)
David R. Brooks	1,546,003	3,332,866	953,689
Paul B. Langdale	429,476	724,400	209,078
Michael B. Hobbs	608,641	1,288,700	323,398
Daniel W. Brooks	556,730	1,225,401	290,508
John G. Turpen	371,556	598,630	193,305

*
Includes the value of accrued but unpaid dividend equivalents.

(3)
Perquisites/Benefits.   Under the CIC Agreements, each of Messrs. Langdale, Hobbs, Daniel Brooks and Turpen is eligible for continued participation in IBTX’s survivor benefit plan such that, upon the executive officer’s death after termination but prior to his attaining the age of 65, IBTX will still pay to the executive officer’s beneficiary, as a survivor benefit, a single lump sum cash payment equal to the executive officer’s annual base salary in effect on the date of the termination, as if the executive officer had remained employed through his death. The value of such benefits are as follows: Mr. Langdale: $475,000; Mr. Hobbs: $575,000; Mr. Daniel Brooks: $540,000; and Mr. Turpen: $465,000. Mr. David Brooks has attained age 65 and is no longer eligible for the benefit.

Governance of the Surviving Corporation After the Merger
Articles of Incorporation
SouthState’s articles of incorporation, as in effect immediately prior to the effective time, will be the articles of incorporation of the surviving corporation until thereafter amended in accordance with the terms thereof and applicable law.
Bylaws
SouthState’s bylaws, as in effect immediately prior to the effective time, will be the bylaws of the surviving corporation until thereafter amended in accordance with the terms thereof and applicable law.
Board of Directors
The board of directors of the surviving corporation as of the effective time will consist of:
•
all of the legacy SouthState directors; and

•
three of the legacy IBTX directors, one of whom will be the Chief Executive Officer of IBTX as of the date of the merger agreement, one of whom will be the Lead Independent Director of the board of directors of IBTX as of the date of the merger agreement, and one of whom shall be selected by mutual agreement of IBTX and SouthState prior to the effective time.

The “legacy SouthState directors” and the “legacy IBTX directors” means, respectively, the directors of SouthState as of immediately prior to the effective time and directors of IBTX as of immediately prior to the effective time who were selected to be directors of the surviving corporation pursuant to and in accordance with the terms of the merger agreement.
Accounting Treatment
SouthState and IBTX prepare their respective financial statements in accordance with GAAP. Although the parties have structured the business combination as a merger, GAAP requires that one of the combining entities be identified as the acquirer. The merger will be accounted for using the acquisition method of accounting, and SouthState will be treated as the accounting acquirer. In a business combination effected primarily by transferring cash or stock, the acquirer usually is the entity that transfers the cash or stock. In identifying SouthState as the acquiring entity for accounting purposes, SouthState and IBTX took into consideration a number of factors, including the legal acquirer, the entity issuing stock, the surviving entity, the relative voting rights of all equity instruments in the surviving corporation, the intended corporate governance structure of the surviving corporation and the terms of the exchange of equity securities in the merger. No single factor was the sole determinant in the overall conclusion that SouthState is the acquirer for accounting purposes; rather, all factors were considered in arriving at such conclusion.
Regulatory Approvals
To complete the merger and the bank merger, SouthState and IBTX need to obtain approvals or consents from, or make filings with, a number of U.S. federal and state bank and other regulatory authorities. Subject to the terms of the merger agreement, SouthState and IBTX have agreed to cooperate with each other and use reasonable best efforts to promptly (and, in the case of the applications, notices, petitions and filings required to obtain the requisite regulatory approvals, within 45 days of the date of the merger agreement) prepare and file all necessary documentation, to effect all applications, notices, petitions and filings to obtain as promptly as practicable all permits, consents, orders, approvals, waivers, non-objections and authorizations of all third parties and governmental entities which are necessary or advisable to consummate the transactions contemplated by the merger agreement (including the merger and the bank merger), and to comply with the terms and conditions of all such permits, consents, orders, approvals, waivers, non-objections and authorizations of all such governmental entities. These approvals include the approval of the Federal Reserve Board and the OCC. Under the terms of the merger agreement, neither SouthState nor IBTX, nor any of their respective subsidiaries, shall be permitted to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the foregoing permits, consents, waivers, approvals and authorizations of governmental entities that would reasonably be expected to have a material adverse effect on the surviving corporation and its subsidiaries, taken as a whole, after giving effect to the merger (provided that for purposes of determining whether any of the foregoing gives rise to such a “material adverse effect”, “material adverse effect” shall be measured on a scale relative only to the size of IBTX and its subsidiaries, taken as a whole, without SouthState and its subsidiaries).
The approval of an application means only that the statutory and regulatory criteria for approval have been satisfied or waived. It does not mean that the approving authority has determined that the consideration to be received by holders of IBTX common stock in the merger is fair. Regulatory approval does not constitute an endorsement or recommendation of the merger or the bank merger.
SouthState and IBTX believe that the merger and the bank merger do not raise significant regulatory concerns and that they will be able to obtain all requisite regulatory approvals. However, there can be no assurance that all of the regulatory approvals described below will be obtained and, if obtained, there can be no assurances regarding the timing of the approvals, the companies’ ability to obtain the approvals on satisfactory terms or the absence of litigation challenging such approvals. In addition, there can be no assurance that such approvals will not impose conditions or requirements that, individually or in the aggregate, would or could reasonably be expected to have an adverse effect on the financial condition, results of operations, assets or business of the surviving corporation following completion of the merger and the bank merger. There can likewise be no assurances that U.S. federal or state regulatory or competition authorities will not attempt to challenge the merger or bank merger or, if such a challenge is made, what the result of such challenge will be.
Federal Reserve Board
The merger is subject to approval by the Federal Reserve Board pursuant to section 3 of the Bank Holding Company Act (the “BHC Act”). The Federal Reserve Board takes into consideration a number of factors when acting on applications under section 3 of the BHC Act. These factors include the financial and managerial resources (including consideration of the competence, experience and integrity of the officers, directors and principal shareholders, as well as the pro forma capital ratios) and future prospects of the combined organization. The Federal Reserve Board also considers the effectiveness of the applicant in combatting money laundering, the convenience and needs of the communities to be served, as well as the extent to which the proposal would result in greater or more concentrated risks to the stability of the U.S. banking or financial system. The Federal Reserve Board may not approve a proposal that would have significant adverse effects on competition or on the concentration of resources in any banking market.
In considering an application under section 3 of the BHC Act, the Federal Reserve Board also reviews the records of performance of the relevant insured depository institutions under the Community Reinvestment Act (the “CRA”), pursuant to which the Federal Reserve Board must also take into account the record of performance of each of SouthState and IBTX in meeting the credit needs of the entire community, including low- and moderate-income customers and communities, served by their depository institution subsidiaries. In their most recent CRA performance evaluations, SouthState Bank and IBTX Bank received “Satisfactory” ratings.
In addition, in connection with an interstate merger transaction, the Federal Reserve Board considers certain additional factors under the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, as amended (the “Riegle-Neal Act”), including the capital position of the acquiring bank holding company, state laws regarding the minimum age of the bank to be acquired, the concentration of deposits on a nationwide and statewide basis, and compliance with any applicable state community reinvestment and antitrust laws.
The filing of the application to the Federal Reserve Board occurred on June 28, 2024.
Office of the Comptroller of the Currency
The bank merger requires the prior approval of the OCC under the National Bank Act, the Bank Merger Act, and the Riegle-Neal Act. In evaluating the application, the OCC will consider: (i) the financial and managerial resources of the banks that are party to the bank merger and the future prospects of the combined bank, (ii) the convenience and needs of the community to be served and the record of the banks under the CRA, including their CRA ratings, (iii) the banks’ effectiveness in combating money-laundering activities, and (iv) the extent to which the proposal would result in greater or more concentrated risks to the stability of the U.S. banking or financial system. The OCC may not approve an application that would substantially lessen competition or tend to create a monopoly unless the OCC finds that any anticompetitive effects of the proposed transaction are clearly outweighed in the public interest by the probable effect of the proposal in meeting the convenience and needs of the communities to be served.
Additionally, the OCC considers the capital level of the resulting bank, the conformity of the transaction to applicable law, the purpose of the bank merger, the impact of the merger on the safety and soundness of the bank, and the effect on the bank’s shareholders, depositors, other creditors and customers. In addition, in connection with an interstate bank merger transaction, such as the bank merger, the OCC considers certain additional factors under the Riegle-Neal Act including the capital position of the acquiring bank, state laws regarding the minimum age of the bank to be acquired, the concentration of deposits on a nationwide and statewide basis, and compliance with any applicable state community reinvestment and antitrust laws. Under the Riegle-Neal Act, the OCC may approve an interstate bank merger transaction only if each constituent bank is adequately capitalized at the time the application for such transaction is filed with the OCC, and the OCC determines that the resulting bank will be well capitalized and well managed upon the consummation of the transaction.
The filing of the application to the OCC occurred on June 28, 2024.
Public Notice and Comments
The BHC Act, the Bank Merger Act and Federal Reserve Board and OCC regulations require published notice of, and the opportunity for public comment on, the applications to the Federal Reserve and OCC. These agencies take into account the views of third-party commenters, particularly on the subject of the merging parties’ CRA performance and record of service to their communities. These agencies are also authorized to hold one or more public hearings or meetings if the agencies determine that such hearings or meetings would be appropriate. The receipt of written comments or any public meeting or hearing could prolong the period during which the applicable application is under review by these agencies.
Department of Justice Review and Waiting Periods
In addition to the Federal Reserve Board and the OCC, the Antitrust Division of the Department of Justice (the “DOJ”) conducts a concurrent competitive review of the merger to analyze the merger’s competitive effects and determine whether the merger would result in a violation of the antitrust laws. Transactions approved under section 3 of the BHC Act or the Bank Merger Act generally may not be completed until 30 days after the approval of the applicable federal agency is received, during which time the DOJ may challenge the transaction on antitrust grounds. With the approval of the applicable federal agency and the concurrence of the DOJ, the waiting period may be reduced to no less than 15 days. The commencement of an antitrust action would stay the effectiveness of such an approval unless a court specifically ordered otherwise. In reviewing the merger, the DOJ could analyze the merger’s effect on competition differently than the Federal Reserve Board or the OCC, and, thus, it is possible that the DOJ could reach a different conclusion than the Federal Reserve Board or the OCC regarding the merger’s effects on competition. A determination by the DOJ not to object to the merger would not prevent the filing of antitrust actions by private persons or state attorneys general.
Additional Regulatory Approvals and Notices
Notifications and/or applications requesting approval may also be submitted to various other federal and state regulatory authorities and self-regulatory organizations, including the Texas Department of Banking, Colorado Department of Regulatory Agencies, Small Business Administration, U.S. Department of Agriculture, Federal Housing Administration and U.S. Department of Veteran Affairs.
Stock Exchange Listings
SouthState common stock is listed for trading on the NYSE under the symbol “SSB”. IBTX common stock is listed on the NASDAQ under the symbol “IBTX”. In the merger, the IBTX common stock currently listed on the NASDAQ will be delisted from such exchange and deregistered under the Exchange Act.
Under the terms of the merger agreement, SouthState will cause the shares of SouthState common stock to be issued in the merger to be approved for listing on the NYSE, subject to official notice of issuance. The merger agreement provides that neither SouthState nor IBTX will be required to complete the merger if such shares are not authorized for listing on the NYSE, subject to official notice of issuance. Following the merger, shares of SouthState common stock will continue to be listed on the NYSE.
Appraisal or Dissenters’ Rights in the Merger
Under Section 33-13-102(b) of the SCBCA, the holders of SouthState common stock will not be entitled to appraisal or dissenters’ rights in connection with the merger with respect to shares of SouthState common stock that remain outstanding after the consummation of the merger. If the merger is completed, the holders of SouthState common stock will not receive any consideration for their shares, and their shares of SouthState common stock will remain outstanding and will constitute shares of the surviving corporation. Accordingly, the holders of SouthState common stock are not entitled to any appraisal or dissenters’ rights in connection with the merger.
Under Section 10.354 of the TBOC, the holders of IBTX common stock will not be entitled to appraisal or dissenters’ rights in connection with the merger. Under Texas law, a shareholder of IBTX has the rights of dissent and appraisal with respect to a fundamental business transaction, defined as a merger, interest exchange, conversion, or sale of all or substantially all assets. However, under Texas law, a shareholder of IBTX may not dissent from a plan of merger or conversion in which there is a single surviving or new Texas entity, or from a plan of exchange, if on the record date for the IBTX special meeting, the shares of IBTX common stock are listed on a national securities exchange or held of record by more than 2,000 shareholders, and (i) the shareholder is not required by the terms of the plan of merger, conversion, or exchange to accept for the shareholder’s ownership interest any consideration that is different from the consideration to be provided to any other holder of an ownership interest of the same class or series as the ownership interest held by the owner; and (ii) the shareholder is not required by the terms of the plan of merger, conversion, or exchange to accept for the shareholder’s ownership interest any consideration other than (A) ownership interests, or depository receipts in respect of ownership interests, that, immediately after the effective date of the merger, conversion, or exchange will be part of a class or series of ownership interests, or depository receipts in respect of ownership interests, that are (1) listed on a national securities exchange or authorized for listing on the exchange on official notice of issuance; or (2) held of record by at least 2,000 owners; (B) cash instead of fractional ownership interests the shareholder would otherwise be entitled to receive; or (C) any combination of such ownership interests and cash. The holders of IBTX common stock will receive shares of SouthState common stock as consideration in the merger, which shares are currently listed on the NYSE, and are expected to continue to be so listed at the effective time. Accordingly, the holders of IBTX common stock are not entitled to any appraisal or dissenters’ rights in connection with the merger.

THE TRANSACTION AGREEMENTS
Description of the Merger Agreement
This section of the joint proxy statement/prospectus describes the material terms of the merger agreement. The description in this section and elsewhere in this joint proxy statement/prospectus is subject to, and qualified in its entirety by reference to, the complete text of the merger agreement, which is attached as Annex A to this joint proxy statement/prospectus and incorporated by reference herein. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. We urge you to read the full text of the merger agreement, as it is the legal document governing the merger. This section is not intended to provide you with any factual information about SouthState or IBTX. Such information can be found elsewhere in this joint proxy statement/prospectus and in the public filings SouthState and IBTX make with the SEC, as described in the section entitled “Where You Can Find More Information”.
Explanatory Note Regarding the Merger Agreement
The merger agreement and this summary of the terms thereof are included to provide you with information regarding the terms of the merger agreement. Factual disclosures about SouthState and IBTX contained in this joint proxy statement/prospectus or in the public reports of SouthState or IBTX filed with the SEC may supplement, update or modify the factual disclosures about SouthState and IBTX contained in the merger agreement. The merger agreement contains representations and warranties by SouthState, on the one hand, and by IBTX, on the other hand, made solely for the benefit of the other. The representations, warranties and covenants made in the merger agreement by SouthState and IBTX were qualified and subject to important limitations agreed to by SouthState and IBTX in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of establishing circumstances in which a party to the merger agreement may have the right not to consummate the merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise and allocating risk between the parties to the merger agreement, rather than establishing matters as facts. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable to shareholders and reports and documents filed with the SEC, and some were qualified by the matters contained in the confidential disclosure schedules that SouthState and IBTX each delivered in connection with the merger agreement and certain documents filed with the SEC. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this joint proxy statement/prospectus, may have changed since the date of the merger agreement. Accordingly, the representations and warranties in the merger agreement should not be relied on by any persons as characterizations of the actual state of facts about SouthState and IBTX at the time they were made or otherwise and should be read only in conjunction with the other information provided elsewhere in this joint proxy statement/prospectus or incorporated by reference into this joint proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information”.
Structure of the Merger
Each of SouthState’s and IBTX’s respective boards of directors has approved, by unanimous vote of the directors present at the meeting convened for the purpose of considering the merger agreement, the merger agreement and the completion of the transactions contemplated thereby, including the merger. The merger agreement provides for the merger of IBTX with and into SouthState, with SouthState continuing as the surviving corporation. Following the completion of the merger, IBTX Bank will merge with and into SouthState Bank, with SouthState Bank as the surviving bank in the bank merger.
Prior to the completion of the merger, SouthState and IBTX may, by mutual agreement, change the method or structure of effecting the combination of SouthState and IBTX if and to the extent they both deem such change to be necessary, appropriate or desirable; provided that (unless the merger agreement is so amended in accordance with the terms thereof) no such change may (1) alter or change the exchange ratio or the number of shares of SouthState common stock received by holders of IBTX common stock in exchange for each share of IBTX common stock, (2) adversely affect the tax treatment of IBTX’s shareholders or

SouthState’s shareholders pursuant to the merger agreement, (3) adversely affect the tax treatment of IBTX or SouthState pursuant to the merger agreement or (4) materially impede or delay the completion of the transactions contemplated by the merger agreement in a timely manner.
Merger Consideration
Each share of IBTX common stock issued and outstanding immediately prior to the effective time, except for shares of IBTX common stock owned by IBTX or SouthState (in each case, other than shares of IBTX common stock (i) held in trust accounts, managed accounts, mutual funds and the like or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties or (ii) held, directly or indirectly, by IBTX or SouthState in respect of debts previously contracted), will be converted into the right to receive 0.60 shares of SouthState common stock.
All of the shares of IBTX common stock converted into the right to receive the merger consideration will no longer be outstanding and will automatically be cancelled and will cease to exist as of the effective time and each old certificate (which includes reference to book-entry account statements relating to the ownership of shares of IBTX common stock) previously representing any such shares of IBTX common stock will thereafter represent only the right to receive (i) a new certificate (which is defined as a certificate or, at SouthState’s option, evidence in book-entry form) representing the number of whole shares of SouthState common stock that such shares of IBTX common stock have been converted into the right to receive, (ii) cash in lieu of fractional shares which the shares of IBTX common stock represented by such old certificate have been converted into the right to receive, without any interest thereon and (iii) any dividends or distributions that the holder thereof has the right to receive pursuant to the terms of the merger agreement, in each case, without any interest thereon.
If, prior to the effective time, the outstanding shares of SouthState common stock or IBTX common stock have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar structural change in capitalization, or there is any extraordinary dividend or distribution, an appropriate and proportionate adjustment will be made to the exchange ratio to give SouthState and the holders of IBTX common stock the same economic effect as contemplated by the merger agreement prior to such event; provided that this will not permit IBTX or SouthState to take any action with respect to its securities or otherwise that is prohibited by the terms of the merger agreement.
At the effective time, all shares of IBTX common stock that are owned by IBTX or SouthState (in each case, other than shares of IBTX common stock (i) held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties, or (ii) held, directly or indirectly, by IBTX or SouthState in respect of debts previously contracted) will be cancelled and will cease to exist and no SouthState common stock or other consideration will be delivered in exchange therefor.
Fractional Shares
SouthState will not issue any new certificates or scrip representing fractional shares of SouthState common stock in the merger. Instead, a former holder of IBTX common stock who otherwise would have received a fraction of a share of SouthState common stock will receive an amount in cash (rounded to the nearest whole cent). This cash amount will be determined by multiplying (i) the average of the closing-sale prices of SouthState common stock on the NYSE as reported by The Wall Street Journal for the consecutive period of five full trading days ending on the trading day immediately preceding the closing date (or, if not reported therein, in another authoritative source mutually agreed upon by IBTX and SouthState) of the merger (the “SouthState closing share value”) by (ii) the fraction of a share (after taking into account all shares of IBTX common stock held by such holder immediately prior to the effective time and rounded to the nearest one-thousandth when expressed in decimal form) of SouthState common stock which such holder would otherwise be entitled to receive.
Governing Documents
At the effective time, the articles of incorporation of SouthState, as in effect immediately prior to the effective time, will be the articles of incorporation of the surviving corporation until thereafter amended in accordance with the terms thereof and applicable law, and the bylaws of SouthState, as in effect immediately prior to the effective time, will be the bylaws of the surviving corporation until thereafter amended in accordance with the terms thereof and applicable law. For a more detailed description of the governing documents of the surviving corporation, see the section entitled “The Merger — Governance of the Surviving Corporation After the Merger”.
Treatment of IBTX Equity Awards
IBTX Restricted Share Awards
At the effective time, subject to all required withholding taxes, each outstanding IBTX Restricted Share Award will, automatically and without any required action on the part of the holder thereof, be fully vested, cancelled and converted into the right to receive a number of shares of SouthState common stock equal to the product (rounded to the nearest whole number) of (i) the number of shares of IBTX common stock subject to such IBTX Restricted Share Award immediately prior to the effective time multiplied by (ii) the exchange ratio.
IBTX PSUs
At the effective time, subject to all required withholding taxes, each outstanding IBTX PSU Award will, automatically and without any required action on the part of the holder thereof, be fully vested, cancelled and converted into the right to receive (i) a number of shares of SouthState common stock equal to the product (rounded to the nearest whole number) of (x) the number of shares of IBTX common stock subject to such IBTX PSU Award immediately prior to the effective time based on the higher of target performance and actual performance through the effective time as reasonably determined by the compensation committee of the IBTX board of directors multiplied by (y) the exchange ratio, plus (ii) a cash payment in respect of any accrued but unpaid dividend equivalents on such IBTX PSU Award.
Closing and Effective Time of the Merger
Pursuant to the terms and subject to the conditions of the merger agreement, the closing of the merger will take place by electronic exchange of documents at 10:00 a.m., Eastern time, on a date no later than three business days after the satisfaction or waiver (subject to applicable law) of all of the conditions precedent set forth in the merger agreement (other than those conditions that by their nature can only be satisfied at the closing, but subject to the satisfaction or waiver of such conditions), unless another date, time or place is agreed to in writing by IBTX and SouthState (the date on which the closing occurs being the “closing date”).
On or (if agreed by SouthState and IBTX) prior to the closing date, SouthState and IBTX, respectively, will cause to be filed a certificate of merger with the Secretary of State of the State of Texas and articles of merger with the Secretary of State of the State of South Carolina. The merger will become effective at such time as specified in the certificate of merger and articles of merger in accordance with the relevant provisions of the TBOC and the SCBCA, respectively, or at such other time as provided by applicable law (such time being the “effective time”).
Conversion of Shares; Exchange of IBTX Stock Certificates
Letter of Transmittal
As promptly as practicable after the effective time, but in no event later than five business days thereafter, the surviving corporation will cause the exchange agent to mail to each holder of record of one or more old certificates representing shares of IBTX common stock immediately prior to the effective time that have been converted at the effective time into the right to receive SouthState common stock a letter of transmittal (which will specify that delivery will be effected, and risk of loss and title to the old certificates will pass, only upon proper delivery of the old certificates to the exchange agent) and instructions for use in effecting the surrender of the old certificates in exchange for new certificates representing the number of whole shares of SouthState common stock and any cash in lieu of fractional shares, which the shares of IBTX common stock represented by such old certificate or old certificates will have been converted into the right to receive pursuant to the merger agreement as well as any dividends or distributions to be paid pursuant to the terms of the merger agreement. In the event any old certificate for IBTX common stock has been lost, stolen or destroyed, the exchange agent will issue the shares of SouthState common stock and any cash in lieu of fractional shares, and dividends or distributions, deliverable in respect thereof pursuant to the merger agreement upon receipt of (1) an affidavit of that fact by the person claiming such old certificate to be lost, stolen or destroyed and (2) if required by the surviving corporation or the exchange agent, the posting by such person of a bond in such amount as the surviving corporation or the exchange agent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such old certificate.
After the effective time, there will be no transfers on the stock transfer books of IBTX of the shares of IBTX common stock that were issued and outstanding immediately prior to the effective time. If, after the effective time, old certificates representing such shares are presented for transfer to the exchange agent, they will be cancelled and exchanged for new certificates representing shares of SouthState common stock, cash in lieu of fractional shares and dividends or distributions as provided in the merger agreement, as applicable.
None of SouthState, IBTX, the surviving corporation, the exchange agent or any other person is or will be liable under the terms of the merger agreement to any former holder of shares of IBTX common stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws. Any amounts remaining unclaimed by former holders of shares of IBTX common stock immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any governmental entity will, to the extent permitted by applicable law, become the property of the surviving corporation, free and clear of any claims or interest of any such holders or their successors, assigns or personal representatives previously entitled thereto.
Withholding
The surviving corporation will be entitled to deduct and withhold, or cause the exchange agent to deduct and withhold, from any cash in lieu of fractional shares of SouthState common stock, cash dividends or distributions payable or any other amounts otherwise payable under the merger agreement to any holder of IBTX common stock or IBTX equity awards, such amounts as it is required to deduct and withhold under the Code or any provision of state, local or foreign tax law. To the extent any such amounts are so deducted or withheld by the surviving corporation or the exchange agent, as the case may be, and paid over to the appropriate governmental entity, the deducted or withheld amounts will be treated for all purposes of the merger agreement as having been paid to the holder of IBTX common stock or IBTX equity awards in respect of which the deduction and withholding was made by the surviving corporation or the exchange agent, as the case may be.
Dividends and Distributions
No dividends or other distributions declared with respect to SouthState common stock will be paid to the holder of any unsurrendered old certificate until the holder thereof surrenders such old certificate in accordance with the merger agreement. After the surrender of an old certificate in accordance with the merger agreement, the record holder thereof will be entitled to receive any such dividends or other distributions, without any interest thereon, which had previously become payable with respect to the whole shares of SouthState common stock that the shares of IBTX common stock represented by such old certificate have been converted into the right to receive under the merger agreement.
Representations and Warranties
The merger agreement contains representations and warranties made by each of SouthState and IBTX relating to a number of matters, including the following:
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corporate matters, including due organization, qualification and subsidiaries;

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capitalization;

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authority relative to execution and delivery of the merger agreement and the consummation of the transactions contemplated thereby, including the merger and the bank merger, and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the transactions contemplated by the merger agreement, including the merger and the bank merger;
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required governmental and other regulatory and self-regulatory filings and consents and approvals in connection with the merger and bank merger;

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reports to regulatory agencies;

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financial statements, internal controls, books and records and absence of undisclosed liabilities;

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broker’s fees payable in connection with the merger;

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the absence of certain changes or events;

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legal and regulatory proceedings;

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tax matters;

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employees and employee benefit matters;

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SEC reports;

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compliance with applicable laws;

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certain material contracts;

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absence of agreements with regulatory agencies;

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risk management instruments;

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environmental matters;

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investment securities and commodities (in the case of IBTX);

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real property (in the case of IBTX);

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intellectual property (in the case of IBTX);

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related party transactions;

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inapplicability of takeover statutes;

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absence of action (or failure to take any action) or circumstance that could reasonably be expected to prevent the merger from qualifying as a reorganization under Section 368(a) of the Code;

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the receipt of an opinion of each party’s respective financial advisor;

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the accuracy of information supplied for inclusion in this joint proxy statement/prospectus and other similar documents;

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loan portfolio matters;

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insurance matters;

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registered investment advisor compliance matters (in the case of IBTX); and

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registered investment advisor client agreements (in the case of IBTX).

Certain representations and warranties of SouthState and IBTX are qualified as to “materiality” or “material adverse effect”. For purposes of the merger agreement, a “material adverse effect”, when used in reference to either SouthState, IBTX or the surviving corporation, means any effect, change, event, circumstance, condition, occurrence or development that, either individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (i) the business, properties, assets, liabilities, results of operations or financial condition of such party and its subsidiaries taken as a whole or (ii) the ability of such party to timely consummate the transactions contemplated by the merger agreement.
However, with respect to clause (i), a material adverse effect will not be deemed to include the impact of:
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changes, after the date of the merger agreement, in U.S. generally accepted accounting principles or applicable regulatory accounting requirements (and, in either case, any authoritative interpretations thereof);

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changes, after the date of the merger agreement, in laws, rules or regulations of general applicability to companies in the industries in which such party and its subsidiaries operate, or interpretations thereof by courts or governmental entities;

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changes, after the date of the merger agreement, in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market (including equity, credit and debt markets, as well as changes in interest rates) conditions affecting the financial services industry generally and not specifically relating to such party or its subsidiaries;

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changes, after the date of the merger agreement, resulting from hurricanes, earthquakes, tornados, naturally-occurring floods or other natural disasters or from any outbreak of any disease, pandemic, epidemic or other public health event;

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public disclosure of the execution of the merger agreement, public disclosure or consummation of the transactions contemplated by the merger agreement (including any effect on a party’s relationships with its customers or employees) or actions expressly required by the merger agreement or that are taken with the prior written consent of the other party in contemplation of the transactions contemplated by the merger agreement (it being understood that this bullet shall not apply to a breach of any representation or warranty intended to address the announcement, pendency or consummation of the transactions contemplated by the merger agreement); or

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a decline in the trading price of a party’s common stock in and of itself or the failure, in and of itself, to meet earnings projections or internal financial forecasts (it being understood that the underlying causes of such decline or failure may be taken into account in determining whether a material adverse effect has occurred, except to the extent otherwise excepted from the definition of material adverse effect);

except, with respect to the first, second, third and fourth bullets described above, to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such party and its subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its subsidiaries operate.
The representations and warranties in the merger agreement do not survive the effective time.
Covenants and Agreements
Conduct of Businesses by IBTX Prior to the Completion of the Merger
IBTX has agreed that, prior to the effective time (or earlier termination of the merger agreement), subject to specified exceptions, it will, and will cause each of its subsidiaries to, (i) conduct its business in the ordinary course consistent with past practice in all material respects, (ii) use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships and to carry on its business with prudent banking practice and in compliance in all material respects with all applicable laws, and (iii) take no action that would reasonably be expected to materially and adversely affect or delay the ability of either SouthState or IBTX to obtain any necessary approvals of any regulatory agency or other governmental entity required for the transactions contemplated by the merger agreement or to perform its covenants and agreements under the merger agreement or to consummate the transactions contemplated thereby on a timely basis.
Additionally, prior to the effective time (or earlier termination of the merger agreement), subject to specified exceptions, IBTX may not, and IBTX may not permit any of its subsidiaries to, without the prior written consent of SouthState (such consent not to be unreasonably withheld, conditioned or delayed), take any of the following actions:
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other than (i) federal funds borrowings and borrowings from the Federal Home Loan Bank, in each case, with a maturity not in excess of six months, and (ii) the creation of deposit liabilities or other customary banking products, issuances of letters of credit, sales of certificates of deposits and entry into repurchase agreements, in each case (i) and (ii), in the ordinary course of business on terms and in amounts consistent with past practice, incur any indebtedness for borrowed money (other than indebtedness of IBTX or any of its wholly-owned subsidiaries, on the one hand, to IBTX or any of its wholly-owned subsidiaries, on the other hand), or directly or indirectly, incur, assume, guarantee, endorse or otherwise as an accommodation become responsible for the indebtedness obligations or liabilities of any other individual, corporation or other entity;
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adjust, split, combine or reclassify any capital stock (or shares thereof);

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make, declare, pay, set aside for payment or set a record date for any dividend, or any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other equity or voting securities or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable into or exercisable for any shares of its capital stock or other equity or voting securities, including any IBTX securities or any securities of any IBTX subsidiary, except, subject to certain exception and qualifications, (i) regular quarterly cash dividends at a rate not in excess of $0.38 per share of IBTX common stock (and corresponding dividends or dividend equivalents in respect of IBTX equity awards), (ii) cash dividends paid by any of the subsidiaries of IBTX to IBTX or any of its wholly-owned subsidiaries, (iii) with respect to the forfeiture, vesting, settlement or satisfaction of applicable tax withholding of IBTX equity awards outstanding as of the date of the merger agreement or granted thereafter not in violation of the merger agreement, or (iv) regular distributions on outstanding trust preferred securities in accordance with their terms;

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grant any stock options, warrants, restricted stock units, performance stock units, phantom stock units, restricted shares or other equity or equity-based awards or interests, or grant any person any right to acquire any IBTX securities or any securities of any IBTX subsidiary;

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issue, sell, transfer, encumber, or authorize the issuance, sale or transfer, or otherwise permit to become outstanding any shares of capital stock or voting securities or equity interests or securities convertible (whether currently convertible or convertible only after the passage of time of the occurrence of certain events) or exchangeable into, or exercisable for, any shares of its capital stock or other equity or voting securities, including any IBTX securities or any securities of any IBTX subsidiary, or any options, warrants, or other rights of any kind to acquire any shares of capital stock or other equity or voting securities, including any IBTX securities or any securities of any IBTX subsidiary except with respect to the forfeiture, vesting, settlement or satisfaction of applicable tax withholding of IBTX equity awards outstanding as of the date of the merger agreement or granted thereafter not in violation of the merger agreement;

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sell, license, lease, transfer, mortgage, pledge, encumber or otherwise dispose of, or discontinue, any of its material rights, properties, assets or any business to any individual, corporation or other entity other than a wholly-owned subsidiary, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, in each case, other than (i) in the ordinary course of business consistent with past practice or (ii) pursuant to contracts or agreements in force at the date of the merger agreement and disclosed to SouthState;

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except for foreclosure or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case, in the ordinary course of business consistent with past practice, make any material investment in or acquire (whether by purchase of stock or securities, contributions to capital, property transfers, merger or consolidation, or formation of a joint venture or otherwise) any other person or all or any portion of the property, assets, debt, business, deposits or properties of any other person, in each case, other than a wholly-owned subsidiary of IBTX;

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in each case, except for transactions in the ordinary course of business, (i) enter into, terminate, amend, extend or waive any material provision of any material contract required to be disclosed to SouthState (or which would have been required to be disclosed to SouthState if such contract was in effect on the date of the merger agreement), (ii) make any change in any instrument or agreement governing the terms of any of its securities, other than normal renewals of contracts without material adverse changes of terms with respect to IBTX or any of its subsidiaries (or the surviving corporation) or (iii) enter into any material contract if the merger would violate, conflict with, result in a breach of or the loss of any benefit under, constitute a default under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any lien upon any of the respective properties or assets of IBTX or any of its subsidiaries, in each case, under such contract (or amend an existing material contract in a manner that would have the same result);
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except as required by the terms of any IBTX benefit plans in effect as of the date of the merger agreement (or entered into, established or adopted after the date of the merger agreement in a manner permitted by the merger agreement), and subject to certain exceptions and qualifications, (i) increase in any manner the compensation or consulting fees, bonus, pension, welfare, fringe or other benefits, severance or termination pay of any IBTX employee or individual service provider, except (A) increases in annual salary or wage rate (and corresponding increases in incentive opportunities) in the ordinary course of business consistent with past practice that do not exceed 5% individually or 4% in the aggregate on an annualized basis and (B) for the payment of annual bonuses for completed periods based on actual performance in the ordinary course of business consistent with past practice pursuant to an IBTX benefit plan in effect as of the date of the merger agreement or entered into, established or adopted after the date of the merger agreement in a manner not in contravention with the merger agreement, (ii) become a party to, establish, adopt, materially amend, commence participation in or terminate any IBTX benefit plan or any arrangement that would have been an IBTX benefit plan had it been entered into prior to the merger agreement, (iii) grant any new equity or equity-based awards, or amend or modify the terms of any outstanding equity or equity-based awards, under any IBTX benefit plan, (iv) take any action to accelerate the vesting or lapsing of restrictions or payment, or fund or in any other way secure the payment, of compensation or benefits under any IBTX benefit plan, (v) hire any individual who would be an employee at the executive vice president level or above, (vi) materially change any actuarial or other assumptions used to calculate funding obligations with respect to any IBTX benefit plan that is required by applicable law to be funded or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP or (vii) forgive any loans or issue any loans (other than issuing loans in the ordinary course of business and consistent with past practice) to any IBTX employee;

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(i) settle, or enter into any settlement or similar agreement with respect to, any claim, suit, action or proceeding, except involving solely monetary remedies in an amount, individually of less than $750,000 and in the aggregate less than $3,000,000, and that would not impose any material restriction on, or create any adverse precedent that would be material to, the business of it or its subsidiaries or the surviving corporation or (ii) waive or release any material rights or claims, or agree or consent to the issuance of any injunction, decree, order or judgment materially restricting or otherwise materially affecting its business or operations or the surviving corporation after consummation of the merger;

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take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent or impede the merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

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amend its certificate or articles of incorporation, its bylaws or comparable governing documents of its subsidiaries;

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other than in consultation with SouthState Bank, (i) materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported or (ii) acquire (other than by way of foreclosure or acquisitions in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith) any debt security or equity investment or any certificates of deposit issued by other banks, other than securities rated “AA” or higher by either Standard and Poor’s Rating Services or Moody’s Investors Service;

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implement or adopt any change in its accounting principles, practices or methods, other than as required by GAAP or applicable law, regulation or policies imposed by any governmental entity;

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(i) enter into any new line of business or, other than in the ordinary course of business consistent with past practice or in consultation with SouthState, introduce any new products or services, in each case, except as required by applicable law, regulation or policies imposed by any governmental entity or (ii) other than in the ordinary course of business consistent with past practice, change in any material respect its lending, investment, underwriting, risk and asset liability management, interest rate, fee pricing or other material banking or operating policies and other banking and operating, securitization and servicing policies (including any change in the maximum ratio or similar limits as a percentage of its capital exposure applicable with respect to its loan portfolio or any segment thereof), except as required by applicable law, regulation or policies imposed by any governmental entity;
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abandon or allow to lapse any material intellectual property, other than in the ordinary course of business consistent with past practice;

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make, change or revoke any material tax election, change an annual tax accounting period, adopt or change any material tax accounting method, file any material amended tax return, enter into any closing agreement with respect to a material amount of taxes, or settle any material tax claim, audit, assessment or dispute or surrender any material right to claim a refund of taxes;

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make or acquire any new loan (except for any loan for which a commitment to make or acquire was entered into prior to the date of the merger agreement) or issue a commitment (including a letter of credit) for any new loan, in each case to a new client that individually contains a total credit exposure to such new client and its affiliates of $10,000,000 or greater with respect to such new individual loan;

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make, or commit to make, any capital expenditures in excess of certain budgeted amounts, subject to certain exceptions;

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merger or consolidate itself or any of its subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its subsidiaries;

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make any material new investment or material new commitment to invest in real estate or in any real estate development project other than by way of foreclosure or deed in lieu thereof or make any material new investment or material new commitment to develop, or otherwise take any actions to develop any material real estate owned by IBTX or any of its subsidiaries;

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file any application or make any contract or commitment for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production or servicing facility or automated banking facility;

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pay, loan or advance any amount to, or sell, transfer or lease any properties or assets (real, personal or mixed, tangible or intangible) to, or enter into any agreement or arrangement with, any of its officers or directors or any of their immediate family members or any affiliates or associates of any of its officers or directors other than routine banking relationships, compensation or business expense advancements or reimbursements in the ordinary course of business;

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except for loans or extensions of credit approved and/or committed as of the date of the merger agreement and subject to the terms thereof, without 48 hours’ notice prior to closing via e-mail to SouthState Bank, (i) make any loan in excess of $10,000,000; (ii) purchase a participation in any loan or pool of loans in excess of the limit set forth above; (iii) renew any loan greater than $10,000,000 if the interest rate lock is more than five years, or if the loan is not fully amortizing and its maturity is 15 years or more or (iv) renew for more than 12 months any loans greater than $5,000,000 rated “watch” or worse;

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other than interest rate swaps entered into for the account of customers of IBTX or any IBTX subsidiaries (i.e. “back-to-back” agreements) or in the ordinary course of business, enter into any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to any such transaction or transactions;

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take any action that is intended or would reasonably be expected to (i) result in any of the conditions to each party’s obligation to effect the merger or SouthState’s obligations with respect thereto not being satisfied by the termination date, except as may be required by applicable law or (ii) prevent, delay or impair in any material respect its ability to consummate the transactions contemplated by the merger agreement or by the bank merger agreement; or
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agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the foregoing.

Conduct of Businesses by SouthState Prior to the Completion of the Merger
SouthState has agreed that, prior to the effective time (or earlier termination of the merger agreement), subject to specified exceptions, it will, and will cause each of its subsidiaries to, (i) conduct its business in the ordinary course consistent with past practice in all material respects, (ii) use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships and to carry on its business with prudent banking practice and in compliance in all material respects with all applicable laws and (iii) take no action that would reasonably be expected to materially and adversely affect or delay the ability of either SouthState or IBTX to obtain any necessary approvals of any regulatory agency or other governmental entity required for the transactions contemplated by the merger agreement or to perform its covenants and agreements under the merger agreement or to consummate the transactions contemplated thereby on a timely basis.
Additionally, prior to the effective time (or earlier termination of the merger agreement), subject to specified exceptions, SouthState may not, and SouthState may not permit any of its subsidiaries to, without the prior written consent of IBTX (such consent not to be unreasonably withheld, conditioned or delayed), take any of the following actions:
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adjust, split, combine or reclassify any capital stock of SouthState (or shares thereof);

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make, declare, pay or set a record date for any dividend, or any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other equity or voting securities or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable into or exercisable for any shares of its capital stock or other equity or voting securities, including any SouthState securities or any securities of any SouthState subsidiary except, in each case, and subject to certain exceptions and qualifications, (i) regular quarterly cash dividends by SouthState at a rate not in excess of $0.55 per share of SouthState common stock, (ii) dividends paid by any of the subsidiaries of SouthState to SouthState or any of its wholly-owned subsidiaries, (iii) regular distributions of outstanding trust preferred securities in accordance with their terms, or (iv) for withholding taxes incurred in connection with the vesting or settlement of equity compensation awards, in each case, in accordance with past practice and the terms of the applicable award agreements;

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amend the SouthState articles of incorporation or the SouthState bylaws in a manner that would materially and adversely affect the holders of IBTX common stock, or adversely affect the holders of IBTX common stock relative to other holders of SouthState common stock;

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incur any indebtedness for borrowed money (other than indebtedness of SouthState or any of its wholly-owned subsidiaries to SouthState or any of its subsidiaries) that would reasonably be expected to prevent SouthState or its subsidiaries from assuming IBTX’s or its subsidiaries’ outstanding indebtedness;

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take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent or impede the merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

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take any action that is intended or would reasonably be expected to (i) result in any of the conditions to each party’s obligations the merger or IBTX’s obligations with respect thereto not being satisfied by the termination date, except as may be required by applicable law or (ii) prevent, delay or impair in any material respect its ability to consummate the transactions contemplated by the merger agreement or by the bank merger agreement;

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take any action that is intended or would reasonably be expected to result in a material delay in the ability of SouthState or IBTX to perform any of their obligations under the merger agreement on a timely basis or a material delay in the ability of SouthState to obtain any necessary approvals of any governmental entity required for the transactions contemplated by the merger agreement by the termination date; or
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agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the foregoing.

No Control
Nothing contained in the merger agreement will give either party, directly or indirectly, the right to control or direct the operations of the other party prior to the effective time. Prior to the effective time, each party will exercise, consistent with the terms and conditions of the merger agreement, complete control and supervision over its and its subsidiaries’ respective operations.
Regulatory Matters
SouthState and IBTX have agreed to cooperate with each other and use their reasonable best efforts to (i) promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings (and in the case of the applications, notices, petitions and filings in respect of the requisite regulatory approvals, use their reasonable best efforts to make such filings within 45 days of the date of the merger agreement) and (ii) obtain as promptly as practicable all permits, consents, waivers, approvals and authorizations of all third parties and governmental entities which are necessary or advisable to consummate the transactions contemplated by the merger agreement (including the merger and the bank merger), and to comply with the terms and conditions of all such permits, consents, waivers, approvals and authorizations of all such regulatory agencies and governmental entities. Each of IBTX and SouthState has agreed to use, and to cause their applicable subsidiaries to use, reasonable best efforts to obtain each such requisite regulatory approval as promptly as reasonably practicable. In furtherance and not in limitation of the foregoing, SouthState and IBTX have agreed to use their reasonable best efforts to avoid the entry of, or to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that would restrain, prevent or delay the closing. However, in no event will SouthState or IBTX or any of their respective subsidiaries be required to, and in no event will SouthState or IBTX or any of their respective subsidiaries be permitted (without the prior written consent of SouthState), to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the required permits, consents, waivers, approvals and authorizations of governmental entities that would reasonably be expected to have a material adverse effect on the surviving corporation and its subsidiaries, taken as a whole, after giving effect to the merger (measured on a scale relative only to the size of IBTX and its subsidiaries, taken as a whole, without SouthState and its subsidiaries) (a “materially burdensome regulatory condition”). SouthState and IBTX have also agreed to furnish each other with information reasonably necessary or advisable in connection with any statement, filing, notice or application to any governmental entity in connection with the merger, the bank merger and the other transactions contemplated by the merger agreement, as well as to keep each other apprised of the status of matters related to the completion of the transactions contemplated by the merger agreement. SouthState is entitled to direct the defense of the transactions contemplated by the merger agreement before any governmental entity and to control the scheduling of, and strategic planning for, any meetings with, and the conducting of negotiations with, governmental entities regarding any requisite regulatory approvals, so long as SouthState consults with IBTX and its counsel reasonably in advance regarding the matters and consider in good faith all recommendations of IBTX and its counsel.
Employee Matters
The merger agreement provides that, from the effective time until the 12-month anniversary thereof, SouthState will provide to each employee of IBTX and its subsidiaries who, at the effective time, becomes an employee of SouthState or its subsidiaries (each a “continuing employee”) with (i) a base salary or base wage that is no less than the base salary or base wage provided by IBTX and its subsidiaries to such employee immediately prior to the effective time, (ii) target annual cash bonus opportunities that are no less favorable than those provided to similarly situated employees of SouthState and its subsidiaries, (iii) target long-term incentive compensation opportunities that are no less favorable than those provided to similarly situated employees of SouthState and its subsidiaries, (iv) employee benefits that are in the aggregate no less favorable than those made available to similarly situated employees of SouthState and its subsidiaries (not to include equity and equity-based compensation, long-term incentives, change in control or retention bonuses or benefits, defined benefit pension benefits, retiree medical benefits and severance benefits), and (v) severance benefits for employees not otherwise party to an employment, severance, change in control, or similar contract that provides for severance that are no less favorable than the greater of (x) the severance benefits provided by IBTX and its subsidiaries and (y) the severance benefits generally made available to similarly situated employees of SouthState and its subsidiaries, subject to the continuing employee’s execution, delivery and non-revocation of a general release in favor of IBTX, SouthState and their respective affiliates.
The merger agreement provides that, for all purposes (including eligibility, participation, vesting and benefit accrual), except not for any purpose under any defined benefit pension plan, retiree medical plan or any frozen plan or to the extent that such credit would result in a duplication of benefits, under the SouthState benefit plans, service with or credited by SouthState, IBTX or any of their respective subsidiaries or predecessors for continuing employees shall be treated as service with the surviving corporation to the same extent that such service was taken into account under the analogous IBTX benefit plan prior to the effective time. With respect to any SouthState benefit plan in which any continuing employees first become eligible to participate on or after the effective time, SouthState shall use commercially reasonable efforts to (or cause its subsidiary to): (i) waive all preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees and their eligible dependents, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under the analogous IBTX benefit plan in which such employee participated immediately prior to the effective time; and (ii) provide each such employee and his or her eligible dependents with credit for any co-payments and deductibles paid prior to the effective time under an IBTX benefit plan (to the same extent that such credit was given under the analogous IBTX benefit plan in which such employee participated immediately prior to the effective time) in satisfying any applicable deductible or out-of-pocket requirements under such SouthState benefit plan, in each case, subject to SouthState receiving all applicable information as reasonably requested by SouthState, including information regarding pre-closing date co-payments and deductibles from IBTX.
If requested by SouthState in writing delivered to IBTX not less than 20 business days before the closing date, the IBTX board of directors (or the appropriate committee or officers thereof) shall adopt resolutions and take such corporate action as is necessary or appropriate to terminate the IBTX 401(k) plan effective as of the day prior to the closing date and contingent upon the occurrence of the effective time. If SouthState requests that the IBTX 401(k) plan be terminated, (i) IBTX shall provide SouthState with evidence that such plan has been terminated (the form and substance of which shall be subject to reasonable review and comment by SouthState) not later than two days immediately preceding the closing date, and (ii) the continuing employees shall be eligible to participate, effective as of the effective time, in a 401(k) plan sponsored or maintained by SouthState, the surviving corporation or one of their subsidiaries (the “SouthState 401(k) plan”), it being agreed that there shall be no gap in participation in a tax-qualified defined contribution plan. SouthState and IBTX shall take any and all actions as may be required, including amendments to the IBTX 401(k) plan and/or the SouthState 401(k) plan, to permit the continuing employees to make rollover contributions to the SouthState 401(k) plan of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) in the form of cash, notes (in the case of loans), SouthState common stock or a combination thereof in an amount equal to the full account balance distributed to such employee from the IBTX 401(k) plan.
Director and Officer Indemnification and Insurance
The merger agreement provides that from and after the effective time, the surviving corporation will indemnify and hold harmless and will advance expenses as incurred, in each case, to the fullest extent permitted by applicable law, the IBTX certificate of formation, the IBTX bylaws and the governing or organizational documents of any IBTX subsidiary, each present and former director, officer or employee of IBTX and its subsidiaries (in each case, when acting in such capacity) (collectively, the “IBTX indemnified parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages or liabilities incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the effective time, arising out of, or pertaining to, the fact that such person is or was a director, officer or employee of IBTX or any of its subsidiaries and pertaining to matters, acts or omissions existing or occurring at or prior to the effective time, including matters, acts or omissions occurring in connection with the approval of the merger agreement and the transactions contemplated by the merger agreement; provided, that in the case of advancement of expenses, any IBTX indemnified party to whom expenses are advanced provides an irrevocable undertaking to repay such advances if it is ultimately determined that such IBTX indemnified party is not entitled to indemnification. The surviving corporation is required to reasonably cooperate with the IBTX indemnified parties, and the IBTX indemnified parties are required to reasonably cooperate with the surviving corporation, in the defense of any such claim, action, suit, proceeding or investigation.
The merger agreement requires the surviving corporation to maintain in effect for a period of six years after the effective time the current policies of directors’ and officers’ liability insurance maintained by IBTX (provided that the surviving corporation may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the insured) with respect to claims against the present and former officers and directors of IBTX or any of its subsidiaries arising from facts or events which occurred at or before the effective time (including the approval of the transactions contemplated by the merger agreement). However, the surviving corporation is not obligated to expend, on an annual basis, an amount more than 300% of the current annual premium paid as of the date of the merger agreement by IBTX for such insurance (the “premium cap”), and if such premiums for such insurance would at any time exceed the premium cap, then the surviving corporation will cause to be maintained policies of insurance which, in the surviving corporation’s good faith determination, provide the maximum coverage available at an annual premium equal to the premium cap. In lieu of the foregoing, SouthState or IBTX, in consultation with, but only upon the consent of, SouthState, may (and at the request of SouthState, IBTX will use its reasonable best efforts to) obtain at or prior to the effective time a six-year “tail” policy under IBTX’s existing directors’ and officers’ insurance policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, in the aggregate, does not exceed the premium cap.
Dividends
SouthState and IBTX have agreed to coordinate with each other the declaration of any dividends in respect of SouthState common stock and IBTX common stock and the record dates and payment dates relating thereto, it being the intention of the parties to the merger agreement that the holders of IBTX common stock will not receive two dividends, or fail to receive one dividend, in any quarter with respect to their shares of IBTX common stock and any shares of SouthState common stock any such holder receives in exchange therefor in the merger.
Certain Additional Covenants
The merger agreement also contains additional covenants, including, among others, covenants relating to the filing of this joint proxy statement/prospectus, obtaining required consents, the listing of the shares of SouthState common stock to be issued in the merger, access to information of the other company, advice of changes, exemption from takeover laws, shareholder litigation relating to the transactions contemplated by the merger agreement, the treatment of IBTX indebtedness, public announcements with respect to the transactions contemplated by the merger agreement, cooperation with respect to receipt of the federal tax opinions that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the winding up or consolidation of certain IBTX subsidiaries.
Surviving Corporation Governance Matters
Under the merger agreement, SouthState and IBTX have agreed to the composition of the surviving corporation board of directors. For a more detailed description of the governance matters relating to the surviving corporation, see the section entitled “The Merger — Governance of the Surviving Corporation After the Merger”.

Shareholder Meetings and Recommendation of the SouthState and IBTX Boards of Directors
Each of SouthState and IBTX has agreed to call a meeting of its shareholders for the purpose of obtaining (i) in the case of SouthState, the required vote of its shareholders to approve the merger agreement and the issuance of SouthState common stock in connection with the merger (the “requisite SouthState vote”) and (ii) in the case of IBTX, the required vote of its shareholders to approve the merger agreement (the “requisite IBTX vote”), and if so desired and agreed by SouthState and IBTX, voting upon other related matters, and to use reasonable best efforts to cause such meetings to occur on the same date.
Each of SouthState and IBTX and its respective board of directors is required to use its reasonable best efforts to obtain from its shareholders the requisite SouthState vote and the requisite IBTX vote, as applicable, including by communicating to the respective shareholders of SouthState and IBTX its respective recommendation (and including such recommendation in this joint proxy statement/prospectus) that, in the case of SouthState, the shareholders of SouthState approve the merger agreement and the transactions contemplated thereby (including the issuance of shares of SouthState common stock pursuant to the merger agreement) (the “SouthState board recommendation”), and, in the case of IBTX, the shareholders of IBTX approve the merger agreement and the transactions contemplated thereby (the “IBTX board recommendation”). Each of SouthState and IBTX has agreed that each of SouthState and IBTX and their respective boards of directors will not (i) withhold, withdraw, modify or qualify in a manner adverse to the other party the SouthState board recommendation, in the case of SouthState, or the IBTX board recommendation, in the case of IBTX, (ii) fail to make the SouthState board recommendation, in the case of SouthState, or the IBTX board recommendation, in the case of IBTX, in this joint proxy statement/prospectus, (iii) adopt, approve, recommend or endorse an acquisition proposal (as defined in “— Agreement Not to Solicit Other Offers” below), or publicly announce an intention to adopt, approve, recommend or endorse an acquisition proposal, (iv) fail to publicly and without qualification (A) recommend against any acquisition proposal or (B) reaffirm the SouthState board recommendation, in the case of SouthState, or the IBTX board recommendation, in the case of IBTX, in each case within 10 business days (or such fewer number of days as remains prior to the SouthState special meeting or the IBTX special meeting, as applicable) after an acquisition proposal is made public or any request by the other party to do so, (v) publicly propose to do any of the foregoing (any of the foregoing a “recommendation change”) or (vi) execute or enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement (other than a confidentiality agreement entered into in accordance with the merger agreement) providing for an acquisition proposal.
However, subject to certain termination rights in favor of the other party as described in “— Termination of the Merger Agreement” below, if (i)(A) the board of directors of SouthState or IBTX, as applicable, has received after the date of the merger agreement a bona fide acquisition proposal which did not result from a breach of the obligations of such party relating to non-solicitation of acquisition proposals as described in “— Agreement Not to Solicit Other Offers” below, which it believes in good faith, after receiving the advice of its outside counsel and its financial advisor(s), constitutes a superior proposal or (B) an intervening event has occurred, and (ii) such board of directors, after receiving the advice of its outside counsel and its financial advisor(s), determines in good faith that failure to take such actions would be inconsistent with its fiduciary duties under applicable law, then, in the case of SouthState, prior to the receipt of the requisite SouthState vote, and, in the case of IBTX, prior to the receipt of the requisite IBTX vote, it may effect a recommendation change, including by submitting the merger agreement to its respective shareholders without recommendation (although the resolutions approving the merger agreement as of the date thereof may not be rescinded or amended), in which event such board of directors may communicate the basis for its lack of recommendation to its shareholders in this joint proxy statement/prospectus or an appropriate amendment or supplement thereto to the extent required by law, provided that such board of directors may not take any actions under this provision unless (1) SouthState or IBTX, as applicable, has complied in all material respects with its obligations relating to non-solicitation of acquisition proposals, (2) such party delivers to the other party at least four business days’ prior written notice of its intention to take such action, and furnishes to the other party a reasonable description of the events or circumstances giving rise to its determination to take such action (including, in the event such action is taken in response to an acquisition proposal, the identity of the person making such acquisition proposal, a copy of the proposed transaction agreement(s) and all other documents relating to such acquisition proposal), (3) prior to taking such action, such party negotiates, and causes its financial, legal and other advisors to negotiate, in good faith with the other party, during the four business day period following such party’s delivery of the notice referred to in sub-clause (2) above (to the extent the other party desires to so negotiate) any revision to the terms of the merger agreement that the other party desires to propose and (4) after the conclusion of such four business day period, the board of directors of SouthState or the board of directors of IBTX, as applicable, determines in good faith, after giving effect to all of the adjustments or revisions (if any) which may be offered by the other party pursuant to sub-clause (3) above, that, in the case of actions described in clause (i)(A) above, such acquisition proposal continues to constitute a superior proposal and in the case of actions described in either clause (i)(A) or clause (i)(B) above, it nevertheless would be inconsistent with its fiduciary duties under applicable law to make or continue to make the SouthState board recommendation or IBTX board recommendation, as applicable (it being agreed that, if such actions are being taken in response to an acquisition proposal, in the event that, following delivery of the notice referred to in sub-clause (2) above, there is any material revision to the terms of such acquisition proposal, including any revision in price or other improvement in economic terms, the four business day period during which the parties agree to negotiate in good faith will be extended, if applicable, to ensure that at least two business days remain to negotiate subsequent to the time IBTX notifies SouthState of any such material revision (it being understood that there may be multiple extensions)).
For purposes of the merger agreement, a “superior proposal” means, with respect to a party, any bona fide written acquisition proposal which the board of directors of such party determines, in good faith, after taking into account all legal, financial, regulatory and other aspects of such proposal (including the amount, form and timing of payment of consideration, the financing thereof, any associated break-up or termination fees, including those provided for in the merger agreement, expense reimbursement provisions, and all conditions to consummation) and the person making the proposal, and after consulting with its financial advisor (which shall be a nationally recognized investment banking firm) and outside legal counsel, is (i) more favorable from a financial point of view to such party’s shareholders than the transactions contemplated by the merger agreement (taking into account any proposal by the other party to amend the terms of the merger agreement) and (ii) if accepted, reasonably likely to be timely consummated on the terms set forth; provided, however, that for purposes of this definition of superior proposal, references to “25%” in the definition of acquisition proposal shall be deemed to be references to “50%”.
For purposes of the merger agreement, an “intervening event” means, in the case of SouthState or IBTX, any material event, change, effect, development, condition, circumstance or occurrence arising after the date of the merger agreement that (i) is not known by, nor reasonably foreseeable to, the applicable board of directors of such party as of the date of the merger agreement and (ii) does not relate to any acquisition proposal in respect of such party; provided, that, for the avoidance of doubt, none of the following will be considered or taken into account in determining whether an intervening event has occurred: (a) changes in the trading price or trading volume of such party’s common stock (it being understood that the underlying cause of such change may be taken into account to the extent not otherwise excluded by this definition) or general developments or changes in the banking industry or in the credit, debt, financial or capital markets or in interest or exchange rates, (b) the fact alone that such party meets or exceeds any internal or published forecasts or projections for any period (it being understood that the underlying cause of such over-performance by such party may be taken into account to the extent not otherwise excluded by this definition) or (c) any event, change, effect, development, condition, circumstance or occurrence resulting from a breach of the merger agreement by such party.
Notwithstanding any recommendation change by the board of directors of SouthState or IBTX, unless the merger agreement has been terminated in accordance with its terms, each party is required to convene a meeting of its shareholders and to submit the merger agreement to a vote of such shareholders. Additionally, unless the merger agreement has been terminated, neither party is permitted to submit to or for a vote of its shareholders any acquisition proposal.
Agreement Not to Solicit Other Offers
Each of SouthState and IBTX has agreed that it will, and will cause its officers, directors, employees, agents, advisors and representatives (collectively “representatives”) to, immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of the merger agreement with any person other than the parties thereto with respect to any acquisition proposal. Each of SouthState and

IBTX has agreed that it will not, and will cause each of its subsidiaries not to, and will use its reasonable best efforts to cause its and their respective representatives not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate any inquiries or proposals with respect to any acquisition proposal, (ii) engage or participate in any negotiations with any person concerning any acquisition proposal, (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to any acquisition proposal (except to notify a person that has made or, to the knowledge of such party, is making any inquiries with respect to, or is considering making, an acquisition proposal, of the existence of the obligations relating to non-solicitation of acquisition proposals), or (iv) unless the merger agreement has been terminated in accordance with its terms, approve or enter into any term sheet, letter of intent, commitment, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other similar agreement (whether written or oral, binding or non-binding) (other than a confidentiality agreement entered into in accordance with the merger agreement) in connection with or relating to any acquisition proposal. For purposes of the merger agreement, an “acquisition proposal” means, with respect to a party, other than the transactions contemplated by the merger agreement, any offer, proposal or inquiry relating to, or any third-party indication of interest in, (i) any acquisition or purchase, direct or indirect, of 25% or more of the consolidated assets of such party and its subsidiaries or 25% or more of any class of equity or voting securities of such party or its subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of such party, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning 25% or more of any class of equity or voting securities of such party or its subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of such party or (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving such party or its subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of such party.
However, in the event that after the date of the merger agreement and prior to the receipt of the requisite SouthState vote, in the case of SouthState, or the requisite IBTX vote, in the case of IBTX, a party receives an unsolicited bona fide written acquisition proposal that did not result from or arise in connection with a breach of such party’s obligations relating to non-solicitation of acquisition proposals, it may, and may permit its subsidiaries and its and its subsidiaries’ representatives to, furnish or cause to be furnished confidential or nonpublic information or data and participate in negotiations or discussions with the person making the acquisition proposal if the SouthState or IBTX board of directors, as applicable, concludes in good faith (after receiving the advice of outside counsel and financial advisor(s)) that failure to take such actions would be inconsistent with its fiduciary duties under applicable law; provided, that, prior to furnishing any confidential or nonpublic information, such party provides such information to the other party and enters into a confidentiality agreement with the person making such acquisition proposal on terms no less favorable to it than the confidentiality agreement between SouthState and IBTX, and which confidentiality agreement does not provide such person with any exclusive right to negotiate with such party.
In addition, each party has agreed to (1) promptly (within 24 hours) advise the other party following receipt of any acquisition proposal or any inquiry which would reasonably be expected to lead to an acquisition proposal and the substance thereof (including the terms and conditions of and the identity of the person making such inquiry or acquisition proposal), provide the other party with an unredacted copy of any such acquisition proposal and any draft agreements, proposals or other materials received in connection with any such inquiry or acquisition proposal, and keep the other party apprised of any related developments, discussions and negotiations on a current basis, including any amendments to or revisions of the terms of such inquiry or acquisition proposal and (2) use its reasonable best efforts to enforce any existing confidentiality or standstill agreements to which it or any of its subsidiaries is a party.
Nothing contained in the merger agreement will prevent a party or its board of directors from complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act or Item 1012(a) of Regulation M-A with respect to an acquisition proposal or from making any legally required disclosure to such party’s shareholders; provided, that such rules will in no way eliminate or modify the effect that any action pursuant to such rules would otherwise have under the merger agreement.

Conditions to Completion of the Merger
SouthState’s and IBTX’s respective obligations to complete the merger are subject to the satisfaction at or prior to the effective time of the following conditions:
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approval of the merger agreement by the shareholders of SouthState by the requisite SouthState vote and approval of the merger agreement by the shareholders of IBTX by the requisite IBTX vote;

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the authorization for listing on the NYSE, subject to official notice of issuance, of the shares of SouthState common stock that will be issued pursuant to the merger agreement;

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the receipt of specified governmental consents and approvals, including from the Federal Reserve Board and the OCC, and termination or expiration of all applicable waiting periods in respect thereof, in each case without the imposition of any materially burdensome regulatory condition;

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the effectiveness of the registration statement of which this joint proxy statement/prospectus forms a part, and the absence of any stop order suspending the effectiveness of the registration statement or proceedings for such purpose initiated or threatened by the SEC and not withdrawn;

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no order, injunction or decree issued by any court or governmental entity of competent jurisdiction or other legal restraint or prohibition preventing the completion of the merger or the bank merger being in effect, and no law, statute, rule, regulation, order, injunction or decree having been enacted, entered, promulgated or enforced by any governmental entity which prohibits or makes illegal the completion of the merger or the bank merger;

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the accuracy of the representations and warranties of SouthState and IBTX contained in the merger agreement, generally as of the date on which the merger agreement was entered into and as of the closing date, subject to the materiality standards provided in the merger agreement (and the receipt by each party of a certificate dated as of the closing date and signed on behalf of the other party by such party’s chief executive officer or chief financial officer to such effect);

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the performance in all material respects by each of SouthState and IBTX of their respective obligations, covenants and agreements required to be performed by it under the merger agreement at or prior to the closing date (and the receipt by each party of a certificate dated as of the closing date and signed on behalf of the other party by its chief executive officer or chief financial officer to such effect); and

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receipt by each of SouthState and IBTX of an opinion of legal counsel to the effect that on the basis of facts, representations and assumptions set forth or referred to in such opinion, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Neither SouthState nor IBTX can provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived by the appropriate party.
Termination of the Merger Agreement
The merger agreement may be terminated at any time prior to the effective time, whether before or after the receipt of the requisite SouthState vote or the requisite IBTX vote (except as indicated below), in the following circumstances:
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by mutual written consent of SouthState and IBTX;

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by either SouthState or IBTX if any governmental entity that must grant a requisite regulatory approval has denied approval of the merger or the bank merger and such denial has become final and nonappealable or any governmental entity of competent jurisdiction has issued a final and nonappealable order, injunction, decree or other legal restraint or prohibition permanently enjoining or otherwise prohibiting or making illegal the completion of the merger or the bank merger, unless the failure to obtain a requisite regulatory approval is due to the failure of the party seeking to terminate the merger agreement to perform or observe its obligations, covenants and agreements set forth in the merger agreement;

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by either SouthState or IBTX if the merger has not been completed on or before the termination date (August 17, 2025), unless the failure of the merger to be completed by such date is due to the failure of the party seeking to terminate the merger agreement to perform or observe its obligations, covenants and agreements set forth in the merger agreement;
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by either SouthState or IBTX (provided that the terminating party is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained in the merger agreement) if there is a breach of any of the obligations, covenants or agreements or any of the representations or warranties (or if any such representation or warranty ceases to be true) set forth in the merger agreement on the part of IBTX, in the case of a termination by SouthState, or SouthState, in the case of a termination by IBTX, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the closing date, the failure of an applicable closing condition of the terminating party and which is not cured within 30 days following written notice to the other party, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the termination date);

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by SouthState, prior to the receipt of the requisite IBTX vote, if (i) IBTX or the IBTX board of directors has made a recommendation change or (ii) IBTX or the IBTX board of directors materially breaches its obligations relating to non-solicitation of acquisition proposals or its obligations related to shareholder approval and the IBTX board recommendation;

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by IBTX, prior to the receipt of the requisite SouthState vote, if (i) SouthState or the SouthState board of directors has made a recommendation change or (ii) SouthState or the SouthState board of directors materially breaches its obligations relating to non-solicitation of acquisition proposals or its obligations related to shareholder approval and the SouthState board recommendation; or

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by either SouthState or IBTX, if (i) the requisite SouthState vote has not been obtained upon a vote thereon taken at the SouthState special meeting (including any adjournment or postponement thereof) or (ii) the requisite IBTX vote has not been obtained upon a vote thereon taken at the IBTX special meeting (including any adjournment or postponement thereof).

Neither SouthState nor IBTX is permitted to terminate the merger agreement as a result, in and of itself, of any increase or decrease in the market price of SouthState common stock or IBTX common stock or in order to accept a superior proposal.
Effect of Termination
If the merger agreement is terminated by either SouthState or IBTX, as provided under “— Termination of the Merger Agreement” above, the merger agreement will become void and have no effect, and none of SouthState, IBTX, any of their respective subsidiaries or any of the officers or directors of any of them will have any liability of any nature whatsoever thereunder, or in connection with the transactions contemplated thereby, except that (i) neither SouthState nor IBTX will be relieved or released from any liabilities or damages arising out of its fraud or its willful and material breach of any provision of the merger agreement (including the loss to the shareholders of IBTX or SouthState, as applicable, of the benefits of the transactions contemplated by the merger agreement, including, in the case of IBTX, the loss of the premium (if any) to which the shareholders of IBTX would have been entitled) and (ii) designated provisions of the merger agreement will survive the termination, including those relating to the confidential treatment of information, public announcements and the effect of termination, including the termination fees described below.
Termination Fees
IBTX will pay SouthState a termination fee equal to $60,915,000 by wire transfer of same-day funds (the “IBTX termination fee”) if the merger agreement is terminated in the following circumstances:
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In the event that (i) the merger agreement is terminated by SouthState pursuant to the fifth bullet set forth under “— Termination of the Merger Agreement” above or (ii) the merger agreement is terminated by IBTX or SouthState pursuant to the third bullet set forth under “— Termination of the Merger Agreement” above or the seventh bullet set forth under “— Termination of the Merger Agreement” above as a result of the requisite IBTX vote not having been obtained upon a vote thereon taken at the IBTX special meeting (including any adjournment or postponement thereof), in each case, at a time when SouthState could have terminated the merger agreement pursuant to the fifth bullet set forth under “— Termination of the Merger Agreement” above. In each such case, the termination fee must be paid to SouthState within two business days of the date of termination.
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In the event that, after the date of the merger agreement and prior to the termination of the merger agreement, a bona fide acquisition proposal with respect to IBTX has been communicated to or otherwise made known to the IBTX board of directors or IBTX’s senior management or has been made directly to IBTX shareholders, or any person has publicly announced (and not withdrawn at least two business days prior to the IBTX special meeting) an acquisition proposal with respect to IBTX, and (i)(A) thereafter the merger agreement is terminated by either SouthState or IBTX pursuant to the third bullet set forth under “— Termination of the Merger Agreement” above without the requisite IBTX vote having been obtained (and all other conditions to both parties’ and IBTX’s obligation to complete the merger had been satisfied or were capable of being satisfied prior to such termination), (B) thereafter the merger agreement is terminated by SouthState pursuant to the fourth bullet set forth under “— Termination of the Merger Agreement” above as a result of a willful breach of the merger agreement by IBTX or (C) thereafter the merger agreement is terminated by SouthState or IBTX pursuant to the seventh bullet set forth under “— Termination of the Merger Agreement” above as a result of the requisite IBTX vote not having been obtained upon a vote thereon taken at the IBTX special meeting (including any adjournment or postponement thereof), and (ii) prior to the date that is 12 months after the date of such termination, IBTX enters into a definitive agreement or consummates a transaction with respect to an acquisition proposal (whether or not the same acquisition proposal as that referred to above); provided, that for purposes of the foregoing, all references in the definition of acquisition proposal to “25%” will instead refer to “50%”. In such case, the termination fee must be paid to SouthState on the earlier of the date IBTX enters into such definitive agreement and the date of consummation of such transaction.

SouthState will pay IBTX a termination fee equal to $186,000,000 by wire transfer of same-day funds (the “SouthState termination fee”) if the merger agreement is terminated in the following circumstances:
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In the event that (i) the merger agreement is terminated by IBTX pursuant to the sixth bullet set forth under “— Termination of the Merger Agreement” above or (ii) the merger agreement is terminated by IBTX or SouthState pursuant to the third bullet set forth under “— Termination of the Merger Agreement” above or the seventh bullet set forth under “— Termination of the Merger Agreement” above as a result of the requisite SouthState vote not having been obtained upon a vote thereon taken at the SouthState special meeting (including any adjournment or postponement thereof), in each case, at a time when IBTX could have terminated the merger agreement pursuant to the sixth bullet set forth under “— Termination of the Merger Agreement” above. In each such case, the termination fee must be paid to IBTX within two business days of the date of termination.

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In the event that, after the date of the merger agreement and prior to the termination of the merger agreement, a bona fide acquisition proposal with respect to SouthState has been communicated to or otherwise made known to the SouthState board of directors or SouthState’s senior management or has been made directly to SouthState shareholders, or any person has publicly announced (and not withdrawn at least two business days prior to the SouthState special meeting) an acquisition proposal with respect to SouthState, and (i)(A) thereafter the merger agreement is terminated by either SouthState or IBTX pursuant to the third bullet set forth under “— Termination of the Merger Agreement” above without the requisite SouthState vote having been obtained (and all other conditions to both parties’ and SouthState’s obligation to complete the merger had been satisfied or were capable of being satisfied prior to such termination), (B) thereafter the merger agreement is terminated by IBTX pursuant to the fourth bullet set forth under “— Termination of the Merger Agreement” above as a result of a willful breach of the merger agreement by SouthState or (C) thereafter the merger agreement is terminated by SouthState or IBTX pursuant to the seventh bullet set forth under “— Termination of the Merger Agreement” above as a result of the requisite SouthState vote not having been obtained upon a vote thereon taken at the SouthState special meeting (including any adjournment or postponement thereof) and (ii) prior to the date that is 12 months after the date of such termination, SouthState enters into a definitive agreement or consummates a transaction with respect to an acquisition proposal (whether or not the same acquisition proposal as that referred to above); provided, that for purposes of the foregoing, all references in the definition of acquisition proposal to “25%” will instead refer to “50%”. In such case, the termination fee must be paid to IBTX on the earlier of the date SouthState enters into such definitive agreement and the date of consummation of such transaction.
Expenses and Fees
Except as otherwise expressly provided in the merger agreement, all costs and expenses incurred in connection with the merger agreement and the transactions contemplated thereby will be paid by the party incurring such expense, except that the costs and expenses of printing and mailing this joint proxy statement/prospectus and all filing and other fees paid to governmental entities in connection with the merger and the bank merger and the other transactions contemplated by the merger agreement will be borne equally by SouthState and IBTX.
Amendment, Waiver and Extension of the Merger Agreement
Subject to compliance with applicable law, the merger agreement may be amended by the parties at any time before or after the receipt of the requisite SouthState vote or the requisite IBTX vote, except that after the receipt of the requisite SouthState vote or the requisite IBTX vote, there may not be, without further approval of the shareholders of SouthState and IBTX, as applicable, any amendment of the merger agreement that requires such further approval under applicable law.
At any time prior to the effective time, each of the parties may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties of the other party contained in the merger agreement or in any document delivered by such other party pursuant to the merger agreement and (iii) waive compliance with any of the agreements or satisfaction of any conditions for its benefit contained in the merger agreement; provided, however, that after the receipt of the requisite SouthState vote or the requisite IBTX vote, there may not be, without further approval of the shareholders of SouthState or IBTX, as applicable, any extension or waiver of the merger agreement or any portion thereof that requires further approval under applicable law.
Governing Law
The merger agreement is governed by and will be construed in accordance with the internal, substantive laws of the State of Delaware applicable to agreements entered into and to be performed solely within such state, without regard to any applicable conflicts of law principles (except that matters relating to the fiduciary duties of the board of directors of (i) SouthState will be subject to the laws of the State of South Carolina and (ii) IBTX will be subject to the laws of the State of Texas).
Specific Performance
SouthState and IBTX will be entitled to specific performance of the terms of the merger agreement, including an injunction or injunctions to prevent breaches or threatened breaches of the merger agreement or to enforce specifically the performance of the terms and provisions thereof (including the parties’ obligation to consummate the merger), in addition to any other remedy to which they are entitled at law or in equity. Both SouthState and IBTX waive any defense in any action for specific performance that a remedy at law would be adequate and any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.
Description of the Support Agreements
This section of the joint proxy statement/prospectus describes certain material terms of the support agreement entered into between IBTX and certain shareholders of SouthState (the “SouthState support agreement”), a copy of which is attached as Annex B to this joint proxy statement/prospectus and is incorporated by reference herein, and the support agreements between SouthState and certain shareholders of IBTX (each, an “IBTX support agreement”), the form of which is attached as Annex C to this joint proxy statement/prospectus and is incorporated by reference herein. The following summary is qualified in its entirety by reference to the complete text of the SouthState support agreement and form of IBTX support agreement, which are attached as Annex B and Annex C, respectively, to, and incorporated by reference into, this joint proxy statement/prospectus. We urge you to read the SouthState support agreement and the form of IBTX support agreement in their entirety.
Concurrently with the execution and delivery of the merger agreement, the members of the board of directors of IBTX and Vincent J. Viola, a shareholder of IBTX and the father of IBTX director Michael T. Viola, have each entered into an IBTX support agreement, pursuant to which, each has agreed, among other things, to (i) vote the shares of IBTX common stock of which he or she holds and has the power to vote or direct the voting (the “subject IBTX shares”) (constituting approximately 13.2% of the issued and outstanding shares of IBTX common stock in the aggregate as of July 11, 2024, the record date for the IBTX special meeting) in favor of the approval of the merger agreement and (ii) not transfer his or her subject IBTX shares, with certain limited exceptions. Each IBTX support agreement will terminate upon the earlier of (x) termination of the merger agreement, (y) IBTX or its board of directors having changed its recommendation that IBTX shareholders vote in favor of approval of the merger agreement (which recommendation change was approved by IBTX’s board of directors), or (z) the effective time of the merger.
Concurrently with the execution and delivery of the merger agreement, the members of the board of directors of SouthState have each entered into a support agreement with IBTX (the “SouthState support agreement”) (constituting approximately 0.6% of the issued and outstanding shares of SouthState common stock in the aggregate as of July 11, 2024, the record date for the SouthState special meeting), a copy of which is attached as Annex B to this joint proxy statement/prospectus and is incorporated by reference herein, pursuant to which, among other things, each has agreed, subject to the terms of the SouthState support agreement, to (i) vote the shares of SouthState common stock of which he or she holds and has the power to vote or direct the voting (the “subject SouthState shares”) in favor of the approval of the merger agreement and the issuance of SouthState common stock in the merger and (ii) not transfer his or her subject SouthState shares, with certain limited exceptions. The SouthState support agreement will terminate upon the earlier of (x) termination of the merger agreement, (y) SouthState or its board of directors having changed its recommendation that SouthState shareholders vote in favor of approval of the merger agreement and the issuance of SouthState common stock in connection with the merger (which recommendation change was approved by SouthState’s board of directors) or (z) the effective time of the merger.
Description of the Transition Agreements
Concurrently with the execution and delivery of the merger agreement, SouthState entered into a transition agreement with Mr. David Brooks setting forth the terms of his service as a member of the board of directors of SouthState for a period from the effective time until the date of SouthState’s annual meeting of shareholders expected to be held in April 2027 (subject to his election to the board of directors at each of the preceding annual meetings following the effective time). At the effective time, Mr. David Brooks will also receive, subject to his execution and non-revocation of a release of claims, a cash payment in the amount of $12,800,000, representing his contractual entitlement to certain cash payments under his existing change in control severance agreement with IBTX. In addition, in recognition of Mr. David Brooks’ contributions to IBTX in connection with the merger, he will receive, subject to his execution and non-revocation of a release of claims, a cash transaction bonus of $5,000,000, which will be paid to him by no later than December 31, 2024 (and will be subject to repayment in the event the merger is not consummated or the merger agreement is otherwise terminated). Mr. David Brooks will otherwise be eligible to receive compensation and benefits on the same terms as other non-employee members of the SouthState board of directors. Mr. David Brooks will be subject to restrictions on non-competition and non-solicitation for a period of two years and one year, respectively, following the effective time, as well as on confidentiality and nondisparagement.
Concurrently with the execution and delivery of the merger agreement, SouthState entered into a transition agreement with Mr. Daniel Brooks setting forth the terms of his employment with SouthState as Executive Vice President, Executive Advisor, for a period from the effective time until December 31, 2025. During the term of his employment, Mr. Daniel Brooks will receive a base salary of $556,200 (assuming the effective time occurs in 2025), incentive compensation for the 2024 and 2025 fiscal years on the same basis as other IBTX executive officers (with his annual cash bonus the 2025 fiscal year payable in the amount of

$1,056,780) and participation in SouthState compensation and benefit plans no less favorable than those applicable to similarly situated employees. In addition, at the effective time (or any earlier date reasonably determined by IBTX to be appropriate to mitigate any adverse tax consequences resulting from application of Section 280G or 4999 of the Code), Mr. Daniel Brooks will receive from IBTX, subject to his execution and non-revocation of a release of claims, a cash payment in the amount of $3,980,000, representing his contractual entitlement to certain cash payments under his existing change in control severance agreement with IBTX. In the event of a termination of Mr. Daniel Brooks’ employment without “cause”, by Mr. Daniel Brooks with “good reason” (each as defined in his transition agreement) or due to death or disability, he will receive from IBTX, subject to his execution of the release, any unpaid portion of his base salary and 2025 annual bonus (and 2024 annual incentive, if applicable) that would have been paid had his employment continued through December 31, 2025. Mr. Daniel Brooks will be subject to restrictions on non-competition and non-solicitation for a period of two years and one year, respectively, following the effective time, as well as on confidentiality and nondisparagement.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER
This section describes the material U.S. federal income tax consequences of the merger to “U.S. holders” (as defined below) of IBTX common stock that exchange their shares of IBTX common stock for shares of SouthState common stock in the merger. The following discussion is based upon the Code, the U.S. Treasury regulations promulgated thereunder and judicial and administrative authorities, rulings and decisions, all as in effect as of the date of this joint proxy statement/prospectus. These authorities may change, possibly with retroactive effect, and any such change could affect the accuracy of the statements and conclusions set forth in this discussion. This discussion does not address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, nor does it address any tax consequences arising under the laws of any state, local or foreign jurisdiction, or under any U.S. federal laws other than those pertaining to income tax.
The following discussion applies only to U.S. holders who hold such shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). Further, this discussion does not purport to consider all aspects of U.S. federal income taxation that might be relevant to U.S. holders in light of their particular circumstances and does not apply to U.S. holders subject to special treatment under the U.S. federal income tax laws (such as, for example, dealers or brokers in securities, commodities or foreign currencies, traders in securities that elect to apply a mark-to-market method of accounting, banks and certain other financial institutions, insurance companies, mutual funds, tax-exempt organizations, holders subject to the alternative minimum tax provisions of the Code, partnerships, S corporations or other pass-through entities or investors therein, regulated investment companies, real estate investment trusts, controlled foreign corporations, passive foreign investment companies, former citizens or residents of the United States, U.S. expatriates, holders whose functional currency is not the U.S. dollar, holders who hold IBTX common stock as part of a hedge, straddle, constructive sale or conversion transaction or other integrated investment, retirement plans, individual retirement accounts, or other tax-deferred accounts, holders who acquired IBTX common stock pursuant to the exercise of employee stock options, through a tax qualified retirement plan or otherwise as compensation, holders who actually or constructively own more than 5% of IBTX common stock or who hold shares of both SouthState and IBTX).
For purposes of this discussion, the term “U.S. holder” means a beneficial owner of IBTX common stock that is for U.S. federal income tax purposes (1) an individual citizen or resident of the United States, (2) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, organized in or under the laws of the United States or any state thereof or the District of Columbia, (3) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes or (4) an estate, the income of which is subject to U.S. federal income tax, regardless of its source.
If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds IBTX common stock, the tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Any entity treated as a partnership for U.S. federal income tax purposes that holds IBTX common stock, and any partners in such partnership, should consult their own tax advisors regarding the tax consequences of the merger to their specific circumstances.
Determining the actual tax consequences of the merger to you may be complex and will depend on your specific situation and on factors that are not within the control of SouthState or IBTX. You should consult your own tax advisor as to the specific tax consequences of the merger in your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local, foreign and other tax laws and of changes, if any, in those laws.
Tax Consequences of the Merger Generally
It is a condition to the closing of the merger that SouthState receive an opinion from Davis Polk & Wardwell LLP (or, if Davis Polk & Wardwell LLP is unwilling or unable to issue the opinion, an opinion of another nationally recognized law firm) and IBTX receive an opinion from Wachtell, Lipton, Rosen & Katz (or, if Wachtell, Lipton, Rosen & Katz is unwilling or unable to issue the opinion, an opinion of another nationally recognized law firm), dated as of the closing date of the merger, to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. These opinions will be based on representation letters provided by SouthState and IBTX to be delivered at the closing of the merger, and on certain customary factual assumptions. Neither of the opinions described above will be binding on the Internal Revenue Service (the “IRS”) or any court. SouthState and IBTX have not sought and will not seek any ruling from the IRS regarding any matters relating to the merger, and as a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below. In addition, if any of the representations or assumptions upon which those opinions are based is inconsistent with the actual facts, the U.S. federal income tax consequences of the merger could be adversely affected.
Accordingly, and on the basis that the merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, upon exchanging your IBTX common stock for SouthState common stock, you generally will not recognize gain or loss, except with respect to any cash received instead of a fractional share of SouthState common stock (as discussed below). The aggregate tax basis in the SouthState common stock that you receive in the merger (including any fractional shares deemed received and sold for cash as described below) will equal your aggregate adjusted tax basis in the IBTX common stock you surrender in the merger. Your holding period for the SouthState common stock that you receive in the merger (including any fractional share deemed received and sold for cash as described below) will include your holding period of the IBTX common stock that you surrender in the merger. If you acquired different blocks of IBTX common stock at different times or at different prices, the SouthState common stock you receive will be allocated pro rata to each block of IBTX common stock, and the tax basis and holding period of each block of SouthState common stock you receive will be determined on a block-for-block basis depending on the tax basis and holding period of the blocks of IBTX common stock exchanged for such block of SouthState common stock.
Cash Instead of Fractional Shares
If you receive cash instead of a fractional share of SouthState common stock, you will be treated as having received such fractional share of SouthState common stock pursuant to the merger and then as having sold such fractional share of SouthState common stock for cash. As a result, you generally will recognize gain or loss equal to the difference between the amount of cash received and the tax basis allocated to your fractional share of SouthState common stock as set forth above. Such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if, as of the effective date of the merger, the holding period for such fractional share (including the holding period of IBTX common stock surrendered therefor) exceeds one year. The ability of individuals to deduct capital losses is subject to limitations.
Information Reporting and Backup Withholding
If you are a non-corporate IBTX shareholder, you may be subject, under certain circumstances, to information reporting and backup withholding (currently at a rate of 24%) on any cash payments you receive. You generally will not be subject to backup withholding, however, if you (1) furnish a correct taxpayer identification number, certify that you are not subject to backup withholding and otherwise comply with all the applicable requirements of the backup withholding rules; or (2) provide proof that you are otherwise exempt from backup withholding. Any amounts withheld under the backup withholding rules are not an additional tax and will generally be allowed as a refund or credit against your U.S. federal income tax liability, provided you timely furnish the required information to the IRS.
This discussion of certain material U.S. federal income tax consequences is not intended to be, and should not be construed as, tax advice. IBTX shareholders are urged to consult their own tax advisors with respect to the application of U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the U.S. federal estate or gift tax rules, or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

DESCRIPTION OF SOUTHSTATE CAPITAL STOCK
As a result of the merger, IBTX shareholders will receive shares of SouthState common stock in the merger and will become SouthState shareholders. The following description summarizes the terms of SouthState’s capital stock but does not purport to be complete, and it is qualified in its entirety by reference to the applicable provisions of federal law governing bank holding companies, South Carolina law and SouthState’s articles of incorporation and bylaws, each as in effect immediately prior to the merger (the “SouthState articles of incorporation” and the “SouthState bylaws”, as applicable). The SouthState articles of incorporation and the SouthState bylaws currently in effect are filed as exhibits to the registration statement of which this joint proxy statement/prospectus forms a part.
SouthState’s authorized capital stock consists of 160,000,000 shares of common stock, par value $2.50 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share.
SouthState Common Stock
Voting Rights.   Holders of SouthState common stock are entitled to one vote per share in the election of directors and on all other matters submitted to a vote at a meeting of shareholders. At each annual or special meeting of shareholders called for the purpose of electing directors, directors will be elected by a plurality of the common shareholder votes cast at such meeting to serve a one-year term. SouthState shareholders can remove directors with or without cause only by the affirmative vote of the holders of 80% of SouthState’s shares.
With respect to any matter other than the election of directors or a matter for which the affirmative vote of the holders of a specified portion of the shares entitled to vote is required by South Carolina law or SouthState’s articles of incorporation, when a quorum is present at any meeting, action on a matter by a voting group is approved if the votes cast within the voting group favoring the action exceed the votes cast opposing the action.
The SouthState board of directors is elected annually, and each director holds office for the term for which he or she is elected and until his or her successor is elected and qualified, except in the case of his or her death, resignation, removal or disqualification.
Dividend Rights.   Holders of SouthState common stock are entitled to dividends when, as and if declared by the SouthState board of directors out of funds legally available therefor.
Liquidation Rights.   In the event of SouthState’s liquidation, the holders of SouthState common stock will be entitled to share ratably in any assets remaining after payment of all debts and other liabilities.
Other.   SouthState common stock has no preemptive or conversion rights and is not entitled to the benefits of any redemption or sinking fund provision.
SouthState Preferred Stock
Upon authorization of the SouthState board of directors, SouthState may issue up to 10,000,000 shares of preferred stock, par value $0.01 per share, without prior shareholder approval. The SouthState board of directors has the authority to specify the preferences, limitations and relative rights of any class or series of SouthState preferred stock. The rights and privileges of holders of SouthState common stock are subject to any classes or series of preferred stock that SouthState may issue.
Anti-Takeover Provisions
A number of provisions of the SouthState articles of incorporation and bylaws could have an anti-takeover effect and make more difficult the acquisition of SouthState by means of a tender offer, a proxy contest or otherwise and the removal of incumbent directors. These provisions are intended to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of SouthState to negotiate first with the SouthState board of directors.

Business Combinations Under the SouthState Articles of Incorporation
Under the SouthState articles of incorporation, certain business combinations (for example, mergers, share exchanges, consolidations or a sale, exchange or lease of all or substantially all of SouthState’s assets) that are not recommended by the SouthState board of directors require, in addition to any vote required by law, the approval of the holders of at least 80% of the outstanding SouthState voting stock. In addition, if a business combination involves any SouthState shareholder owning or controlling 20% or more of SouthState’s voting stock at the time of the proposed transaction (a “controlling party”), then such business combination must be approved by at least 80% of the outstanding SouthState voting stock and at least 67% of the outstanding SouthState voting stock that is not held by the controlling party, unless (i) certain fair price requirements are satisfied or (ii) the business combination has been recommended by a majority of the entire SouthState board of directors.
Moreover, at any annual or special meeting at which the SouthState shareholders are to consider a business combination that has not been recommended by the SouthState board of directors, attendance in person or by proxy of 80% of the SouthState shareholders is required in order for a quorum for the conduct of business to exist. Such a meeting may not be adjourned absent notice if a quorum is not present.
These provisions may have the effect of inhibiting a non-negotiated merger or other business combination involving SouthState, even if some or a majority of SouthState’s shareholders might believe it to be in their best interests or in which SouthState’s shareholders might receive a premium for their stock over SouthState’s then market price.
Certain Articles of Incorporation and Bylaw Provisions Potentially Having an Anti-Takeover Effect
The SouthState articles of incorporation and SouthState bylaws contain certain provisions that could have an anti-takeover effect and thus discourage potential takeover attempts and make it more difficult for SouthState’s shareholders to change management or receive a premium for their shares. These provisions include:
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authorization for the SouthState board of directors to issue shares of one or more series of preferred stock without shareholder approval;

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a requirement that directors only be removed from office upon the affirmative vote of the holders of 80% of SouthState’s shares;

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a provision that vacancies on the SouthState board of directors, including vacancies occurring by reason of removal or increase in membership, may be filled only by the remaining directors;

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a provision that requires the signature of the holders of all of the outstanding SouthState shares entitled to vote thereon for shareholders to take action by written consent;

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a limitation on the ability of shareholders to call special meetings to those shareholders or groups of shareholders owning at least 10% of the shares of SouthState common stock entitled to vote at such meeting;

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the requirement under South Carolina law that shareholders representing two-thirds or more of the votes entitled to be cast thereon approve all amendments to the SouthState articles of incorporation and approve mergers and similar transactions; and

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the requirement that any shareholders that wish to bring business before SouthState’s annual meeting of shareholders or nominate candidates for election as directors at SouthState’s annual meeting of shareholders must provide timely notice of their intent in writing and comply with the other requirements set forth in SouthState’s bylaws.

Limitation of Liability and Indemnification of Officers and Directors
The SouthState articles of incorporation provide that SouthState directors are not personally liable to SouthState or its shareholders for monetary damages for breach of fiduciary duty as a director, subject to certain exceptions, including with respect to:
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a breach of the director’s duty of loyalty to SouthState or its shareholders;

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an act or omission not in good faith or which involves gross negligence, intentional misconduct or a knowing violation of law;

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an act or omission for which liability is imposed due to an unlawful distribution, as provided under South Carolina law; and

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a transaction from which the director receives an improper benefit.

SouthState’s amended and restated bylaws provide that SouthState will indemnify its directors and officers, and may indemnify its employees and agents, to the fullest extent permitted by law from any expenses, liabilities or other matters.
Transfer Agent and Registrar
The transfer agent and registrar for SouthState common stock is Computershare, Inc.
Listing
SouthState common stock is listed on the NYSE under the symbol “SSB”.

COMPARISON OF SHAREHOLDERS’ RIGHTS
If the merger is completed, holders of IBTX common stock will receive shares of SouthState common stock in the merger and they will cease to be shareholders of IBTX. SouthState is organized under the laws of the State of South Carolina and IBTX is organized under the laws of the State of Texas. The following is a summary of the material differences between (1) the current rights of holders of IBTX shareholders under Texas law and the IBTX certificate of formation and IBTX bylaws and (2) the current rights of holders of SouthState common stock under South Carolina law and the SouthState articles of incorporation and SouthState bylaws.
SouthState and IBTX believe that this summary describes the material differences between the rights of holders of SouthState common stock as of the date of this joint proxy statement/prospectus and the rights of holders of IBTX common stock as of the date of this joint proxy statement/prospectus; however, it does not purport to be a complete description of those differences. The summary is qualified in its entirety by reference to SouthState’s and IBTX’s governing documents, which we urge you to read carefully and in their entirety. Copies of SouthState’s and IBTX’s governing documents have been filed with the SEC. To find out where copies of these documents can be obtained, see the section entitled “Where You Can Find More Information”.
	SouthState	IBTX
Authorized and Outstanding Capital Stock:	SouthState’s articles of incorporation currently authorize SouthState to issue up to 160,000,000 shares of common stock, par value $2.50 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. As of the record date for the SouthState special meeting, there were 76,210,861 shares of SouthState common stock outstanding and no shares of SouthState preferred stock outstanding.	IBTX’s certificate of formation currently authorizes IBTX to issue up to 100,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. As of the record date for the IBTX special meeting, there were 41,381,165 shares of IBTX common stock outstanding and no shares of IBTX preferred stock outstanding.
Preferred Stock:	SouthState’s articles of incorporation authorize the SouthState board of directors to specify the preferences, limitations and relative rights of any class or series of SouthState preferred stock. The rights and privileges of holders of SouthState common stock are subject to any classes or series of preferred stock that SouthState may issue.	The IBTX board is authorized to provide for the issuance of preferred stock in one or more classes or series and to fix the rights, designations, and preferences related thereto, including, without limitation, the authority to provide that any such class or series may be: (i) subject to redemption at such time or times, on such conditions and at such price or prices; (ii) entitled to receive dividends (which may be cumulative or non-cumulative) at such rates, on such conditions, and at such times, and payable in preference to, or in such relation to, the dividends payable on any other class or classes or any other series of capital stock of IBTX; (iii) entitled to such rights upon the dissolution of, or upon any distribution of the assets of, IBTX; or (iv) convertible into, or

	SouthState	IBTX
exchangeable for, shares of the same or any other class or classes of stock, or of the same or any other series of stock, of IBTX at such price or prices or at such rates of exchange and with such adjustments; all as may be stated in such resolution or resolutions adopted by the board.
Voting Rights:	Holders of SouthState common stock are entitled to one vote for each share on all matters with respect to which the holders of SouthState common stock are entitled to vote. SouthState shareholders do not have the right to cumulate their votes.	Holders of IBTX common stock are entitled to one vote for each share on all matters with respect to which the holders of IBTX common stock are entitled to vote. IBTX shareholders do not have the right to cumulate their votes with respect to the election of directors.
Qualification of Directors:	SouthState’s bylaws provide that directors must be SouthState shareholders, not under 25 years of age and not over 72 years of age at the time of the shareholders’ meeting at which they are elected. In the event that a SouthState director attains age 72 during his or her term of office, the SouthState bylaws provide that he or she will serve until the end of his or her then-current term of office after his or her 72nd birthday. The board of directors has the authority to waive these requirements.	IBTX’s certificate of formation provides that each director must be at least 21 years of age and that directors need not be shareholders of IBTX.
Size of Board of Directors:
SouthState’s articles of incorporation provide that the SouthState board of directors shall consist of a maximum of 20 persons and that the SouthState board of directors may increase membership on the board up to this maximum.
There are currently 11 directors serving on the SouthState board of directors.
At the effective time, the SouthState board of directors will consist of (i) all legacy SouthState directors and (ii) three legacy IBTX directors.

The IBTX certificate of formation provides that the number and class of directors shall be fixed from time to time by the affirmative vote of a majority of the entire board of directors or pursuant to the bylaws.
The certificate of formation also provides that, prior to the 2025 annual meeting of shareholders, any increase or decrease to the number of directors is to be apportioned among the classes so as to maintain as nearly as possible the representation of one-third of the directors in each class.
IBTX currently has 11 directors on its board.

	SouthState	IBTX
Election and Classes of Directors:
SouthState’s articles of incorporation provide that the board of directors is elected at each annual meeting of shareholders to serve a one-year term. Each SouthState director is to hold office until the expiration of the term for which he or she is elected, except as otherwise stated in the SouthState bylaws, and thereafter until his or her successor has been elected and qualified.
SouthState’s directors are elected by a plurality of the votes cast at a meeting at which a quorum is present.

The IBTX certificate of formation provides that the board of directors is divided into three classes until the 2025 annual meeting of shareholders, with respect to the time for which they severally hold office, designated Class I, Class II and Class III. Until the 2025 annual meeting of shareholders, each class consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors. At and after the 2025 annual meeting of shareholders, the directors will no longer be divided into classes.
Each IBTX director is to hold office until the annual meeting of shareholders for the year in which such director’s term expires and until such director’s successor has been elected and qualified or until his or her earlier death, resignation, retirement or removal from office. At the 2023 annual meeting of shareholders, the successors of the directors whose terms expired at that meeting were elected for a term expiring at the 2024 annual meeting of shareholders; at the 2024 annual meeting of shareholders, the successors of the directors whose terms expire at that meeting will be elected for a term expiring at the 2025 annual meeting of shareholders; and at the 2025 annual meeting of shareholders and at each annual meeting of shareholders thereafter, all directors will be elected for a term expiring at the next annual meeting of shareholders.
The IBTX bylaws provide that directors shall be elected by an affirmative majority of the votes cast by the shares entitled to vote who are present, in person or by proxy, and entitled to vote on the election of directors at any such meeting of shareholders at which a quorum is present. For purposes of the preceding sentence, a majority of the votes cast means that the

	SouthState	IBTX
number of shares voted “for” a director must exceed the number of shares “against” that director, with “abstentions” and “broker non-votes” not counted as votes cast with respect to the director. A director who does not receive a majority of votes cast and is therefore not elected shall tender his/her resignation as a director to IBTX’s Corporate Governance and Nominating Committee. Notwithstanding the foregoing, in a contested election, the persons receiving a plurality of the votes cast shall be elected directors. An election shall be considered contested if the Secretary of IBTX receives a timely notice that a shareholder has nominated a person for election to the board of directors in compliance with the advance notice requirements for shareholder nominees for director set forth in the bylaws, and such nomination has not been withdrawn by such shareholder on or prior to the 10th day before the applicable shareholder meeting.
Vacancies on the Board of Directors:	SouthState’s bylaws provide that any vacancy occurring on the SouthState board of directors, including vacancies occurring by reason of removal with or without cause or increase in membership, will be filled by appointment by the vote of a majority of the remaining SouthState directors, even if less than a quorum exists. Any director so appointed will serve until the next shareholders meeting wherein directors are elected.	The IBTX certificate of formation provides that any vacancy on the board occurring between annual meetings of shareholders, including up to two newly created directorships, may be filled by a majority of the board of directors then in office (even if less than a quorum), or by a sole remaining director. Any director elected to fill a vacancy resulting from an increase in the number of directors shall hold office for a term ending with the next election of directors. Any director elected to fill a vacancy not resulting from an increase in the number of directors shall have the same remaining term as that of his or her predecessor.
Removal of Directors:	SouthState’s articles of incorporation provide that SouthState shareholders can remove directors with or without cause only	IBTX’s certificate of formation provides that, subject to the rights of holders of a class of stock having the right to elect a director solely by

	SouthState	IBTX
	by the affirmative vote of the holders of 80% of SouthState’s shares.	the holders of that class, any director may be removed only (i) for cause and (ii) by the affirmative vote of the holders of a majority of the combined voting power of the outstanding stock of all classes and series entitled to vote in the election of directors, voting together as a single class.
Amendments to Organizational Documents:
Under the SCBCA, an amendment to a corporation’s articles of incorporation generally requires approval by the corporation’s board of directors and by two-thirds of the votes entitled to be cast on the amendment, unless a different number, not less than a majority of the votes entitled to be cast on the amendment, is specified in the corporation’s articles of incorporation.
SouthState’s articles of incorporation provide that the affirmative vote of the holders of at least 80% of SouthState’s outstanding voting stock is required to amend or repeal certain articles of SouthState’s articles of incorporation related to: (1) the issuance of SouthState’s capital stock, (2) the approval of certain business combinations not recommended by the SouthState board of directors, and (3) the number, election, terms and classification of directors.
SouthState’s articles of incorporation provide that a majority of the entire SouthState board of directors has the power to alter, amend or repeal the SouthState bylaws. SouthState’s articles of incorporation also provide that the SouthState shareholders may alter, amend, or repeal SouthState’s bylaws only by the affirmative vote of the holders of 80% of outstanding stock of SouthState.
SouthState’s bylaws may be amended, added to, or repealed

Under Texas law, a corporation’s certificate of formation may be amended by the affirmative vote of the holders of two-thirds of the outstanding shares entitled to vote on the amendment, and, if entitled to vote by class or series of shares, by the holders of two-thirds of the outstanding shares of each class or series entitled to vote on the amendment, unless a different number, not less than a majority of shares entitled to vote on the matter or class or series entitled to vote on the matter, is specified in the corporation’s certificate of formation. The IBTX certificate of formation does not specify any additional requirements to amend the IBTX certificate of formation.
The IBTX bylaws provide that the IBTX bylaws may be adopted, repealed, altered or amended, and new bylaw provisions may be adopted, by a majority of the entire board of directors at any meeting thereof. The IBTX bylaws also provide that the IBTX shareholders have the power to amend, alter or repeal any provision of the IBTX bylaws only by the affirmative vote of the holders of a majority or more of the outstanding shares of voting common stock of IBTX at a meeting of the shareholders called for this purpose.

	SouthState	IBTX
either by: (i) the affirmative vote of the holders of 80% of the shares entitled to vote, or (ii) a majority vote of the entire SouthState board of directors.
Shareholder Action by Written Consent:	SouthState’s bylaws provide that SouthState shareholders may act without a shareholder meeting by written consent, setting forth the action so taken, signed by the holders of all SouthState’s outstanding shares entitled to vote on such action or their attorneys-in-fact or proxy holders.	Shareholder action by written consent is not permitted.
Special Meetings of Shareholders:	SouthState’s bylaws provide that special meetings of the SouthState shareholders may be called by the chief executive officer, the chairman of the board of directors, a majority of the board of directors or by the secretary, following his or her receipt of one or more written demands to call a special meeting of the shareholders from the holders of not less than 10% of all SouthState common shares entitled to vote at such meeting.
The certificate of formation provides that unless otherwise required by law, special meetings of the shareholders for any purpose may be called by (i) the Chairman of the board or (ii) the Secretary or Assistant Secretary at the written request of either (a) a majority of the board or (b) holders of at 20% of IBTX’s outstanding capital stock entitled to vote in the election of directors.
The IBTX bylaws further provide that special meetings of IBTX shareholders may be held at such place, within or without the State of Texas, and at such time as shall be stated in the notice of the meeting or in a duly executed waiver of notice thereof. Special meetings of the IBTX shareholders may be called at such place and on such date and at such time as fixed by the appropriate person calling such special meeting of the IBTX shareholders.

Record Date:	Under SouthState’s bylaws, the board of directors, the president, the chairman of the board of directors or the chief executive officer may fix the record date to determine the shareholders entitled to notice of a shareholders’ meeting and to vote or take any other action thereat.	Under the IBTX bylaws, the IBTX board of directors may fix a record date, which record date may not be more than 60 or less than 10 days before the date of the annual or special meeting, unless otherwise required by applicable law.
Quorum:	SouthState’s articles of incorporation and bylaws provide that, absent a provision in	The IBTX bylaws provide that the holders of a majority of the votes entitled to be cast by the

	SouthState	IBTX

SouthState’s articles of incorporation or the SCBCA stating otherwise, a majority of the shares entitled to vote will constitute a quorum for the transaction of business at any meeting of SouthState’s shareholders, except that with respect to a special meeting called to consider a business combination that has not been recommended by the SouthState board of directors, attendance in person or by proxy of 80% of the SouthState shareholders is required in order for a quorum for the conduct of business to exist. Such a special meeting may not be adjourned absent notice if a quorum is not present.
Under SouthState’s bylaws, when a quorum is present at any meeting, action on a matter (other than the election of directors) by a voting group is approved if the votes cast within the voting group favoring the action exceed the votes cast opposing the action, unless the SouthState articles of incorporation or SCBCA require a greater number of affirmative votes.
SouthState’s bylaws also provide that a meeting may be adjourned despite the absence of a quorum, and notice of an adjourned meeting need not be given if the time and place to which the meeting is adjourned are announced at the meeting at which the adjournment is taken and the adjournment is for a period of less than 30 days.
shareholders entitled to vote, which if any vote is to be taken by classes shall mean the holders of a majority or the votes entitled to be cast by the shareholders of each such class, represented in person or by proxy, shall constitute a quorum at meetings of shareholders of IBTX. If a quorum is not present or represented at a meeting of shareholders, the holders of a majority of the votes entitled to be cast by such shareholders, present in person or represented by proxy, may adjourn the meeting.
Notice of Shareholder Actions/Meetings:	SouthState’s bylaws provide that written or printed notice stating the place, day, and hour of the meeting, and such other notice as required by the SCBCA, and in the case of a special meeting, the purpose or purposes for which the meeting is called and the person or persons calling the meeting, must be communicated by SouthState to each shareholder of record entitled	The IBTX bylaws provide that IBTX must give written notice between 10 and 60 days before any shareholder meeting to each shareholder of record entitled to vote at such meeting.

	SouthState	IBTX
to vote at such meeting, not less than 10 nor more than 60 days before the date of such meeting. Additionally, if at any meeting SouthState’s bylaws are to be altered, repealed, amended, or adopted, notice of such meeting must make this clear.
Advance Notice Requirements for Shareholder Nominations and Other Proposals:
Under SouthState’s bylaws, director nominations and business proposals by shareholders must be in writing and delivered to the Secretary of SouthState at the principal executive offices of SouthState no earlier than 120 days and no later than 90 days before the first anniversary of the prior year’s annual meeting of shareholders, provided that if the date of the annual meeting is more than 30 days before or more than 60 days after the first anniversary date, the shareholder’s notice must be delivered not earlier than the 120th day prior to the date of such annual meeting and not later than the close of business on the later of (x) the 90th day prior to such annual meeting or (y) if the first public announcement of such date is less than 100 days prior to the date of such annual meeting, the 10th day following the date on which the annual meeting of shareholders is first publicly announced or disclosed.
A shareholder’s notice must also comply with the procedural, informational and other requirements outlined in SouthState’s bylaws.

The IBTX bylaws provide that a notice of a shareholder to make a nomination of a person for election as a director or to bring a proposal relating to other matters before a meeting shall be made in writing and received by the Secretary of IBTX in the event of an annual meeting of the shareholders, not more than 120 days and not less than 90 days in advance of the anniversary date of the immediately preceding annual meeting; provided that, in the event that the annual meeting is called on a date that is not within 30 days before or after such anniversary date, notice by the shareholder in order to be timely must be so received not later than the close of business on the 15th day following the day on which notice of the annual meeting was mailed or public disclosure of the date of the annual meeting was made, whichever first occurs.
In the event of a special meeting of the shareholders, such notice shall be received by the Secretary of IBTX not later than the close of business on the 15th day following the day on which notice of the meeting is first mailed to shareholders or public disclosure of the date of the special meeting was made, whichever occurs first. Only such business as is specified in the notice of meeting may come before a special meeting.
A shareholder’s notice must also comply with the procedural, informational and other requirements outlined in the IBTX bylaws.

	SouthState	IBTX
Limitation of Liability of Directors and Officers:	SouthState’s articles of incorporation provide that its directors are not personally liable to SouthState or its shareholders for monetary damages for breach of fiduciary duty as a director, subject to certain exceptions, including with respect to (i) a breach of the director’s duty of loyalty to SouthState or its shareholders, (ii) an act or omission not in good faith or which involves gross negligence, intentional misconduct or a knowing violation of law, (iii) an act or omission for which liability is imposed due to an unlawful distribution, as provided under SCBCA, and (iv) a transaction from which the director derives an improper benefit.	The IBTX certificate of formation provides that directors are not personally liable to IBTX or its shareholders for monetary damages for an act or omission in their capacity as director, except for (i) a breach of a director’s duty of loyalty to IBTX or its shareholders; (ii) an act or omission not in good faith that constitutes a breach of the directors’ duty to IBTX; (iii) an act or omission not in good faith that involves intentional misconduct or a knowing violation of law; (iv) a transaction from which a director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director’s duties; (v) an act or omission for which the liability of a director is expressly provided by an applicable statute; or (vi) an act related to an unlawful stock repurchase or payment of an improper dividend.
Indemnification of Directors and Officers:	SouthState’s bylaws provide for mandatory indemnification of any person who at any time serves or has served as a director or officer of SouthState, or who, while serving as a director or officer of SouthState, serves or has served, at the request of SouthState, as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or as a trustee or administrator under an employee benefit plan to the fullest extent permitted by law against (i) reasonable expenses, including attorneys’ fees, incurred by such person in connection with any threatened, pending or completed civil, criminal, administrative, investigative or arbitrative action, suit or proceeding (and any appeal therein), whether or not brought by or on behalf of SouthState, seeking to hold such person liable by reason of the fact that such person is or was acting in such capacity, and
IBTX’s certificate of formation and bylaws provide for mandatory indemnification of any person who was, is, or is threatened to be, made a party to a proceeding because such person (i) is or was a director or officer of IBTX or (ii) while a director or officer of IBTX, is or was serving at the request of IBTX as a director, officer, partner, employee, agent or similar functionary of another foreign or domestic entity, against all expenses and other amounts reasonably incurred in connection with actual, threatened, or pending proceedings to the fullest extent permitted pursuant to the TBOC and IBTX’s certificate of formation and bylaws. The right to indemnification includes the right to be paid by IBTX the expenses incurred in defending any such proceeding in advance of its final disposition.
IBTX’s certificate of formation and bylaws permit indemnification of any employee and agent of IBTX in

SouthState	IBTX

(ii) reasonable payments made by such person in satisfaction of any judgment, money decree, fine (including an excise tax assessed with respect to an employee benefit plan), penalty or settlement for which such person may have become liable in any such action, suit or proceeding.
The right to indemnification under SouthState’s bylaws includes the right to be paid by SouthState the reasonable expenses (including attorneys’ fees) incurred in defending any such proceeding in advance of its final disposition, subject to certain requirements.
SouthState’s bylaws also provide that SouthState may, to the extent authorized from time to time by the SouthState board of directors, grant rights to indemnification and to the advancement of expenses to any employee or agent of SouthState to the fullest extent of the provisions of the SouthState bylaws with respect to the indemnification and advancement of expenses to SouthState directors and officers.
SouthState’s bylaws provide that SouthState may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of SouthState or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not SouthState would have the power to indemnify such person against such expense, liability or loss under applicable law. SouthState maintains such insurance with respect to its directors and officers.

the sole discretion of the board, against expenses and other amounts actually and reasonably incurred in connection with actual, threatened, or pending proceedings to the fullest extent permitted pursuant to the TBOC and IBTX’s certificate of formation and bylaws.
Any indemnification provided by IBTX (unless ordered by a court) will be made by IBTX only upon a determination that indemnification is proper in the circumstances because such person has met the applicable standard of conduct set forth in the TBOC. Such determination shall be made (i) by the IBTX board of directors or a committee thereof by a majority vote of a quorum consisting of directors who are disinterested and independent and were not parties to such proceeding, or (ii) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested and independent directors so directs, by independent legal counsel in a written opinion or (iii) by the IBTX shareholders. IBTX will not indemnify any person against expenses, penalties or other payments incurred in respect of an administrative proceeding or action instituted by an appropriate bank regulatory agency if such proceeding or action results in a final order assessing civil money penalties or requiring affirmative action by an individual or individuals in the form of payments to IBTX, except that in this instance, IBTX may indemnify for reasonable expenses actually incurred in connection with such proceeding. In addition, no indemnification will be made of any person if any banking regulatory agency, in connection with a review of such indemnification, determines through appropriate administrative action that such indemnification shall not be made.

	SouthState	IBTX
IBTX’s bylaws provide that IBTX may purchase and maintain insurance on behalf of its directors, officers, employees and agents against any liability, whether or not IBTX would have the power to indemnify such person against such liability under the TBOC and IBTX’s certificate of formation and bylaws. IBTX maintains such insurance.
Constituencies:
SouthState’s articles of incorporation provide that the SouthState board of directors must consider the interests of the employees of SouthState and the community or communities in which SouthState and its subsidiaries do business in addition to the interest of SouthState’s shareholders in evaluating any proposed plan of merger, consolidation, exchange or sale of all, or substantially all, of the assets of SouthState.
SouthState’s bylaws further provide that the SouthState board of directors must evaluate whether any proposed tender offer or exchange offer for SouthState’s stock, any proposed merger or consolidation of SouthState with or into another corporation and any proposal to purchase or otherwise acquire all of the assets of SouthState is in the best interests of SouthState by considering the best interests of the SouthState shareholders and other factors the directors determine to be relevant, including the social, legal and economic effects on employees, customers and the communities served by SouthState and its subsidiary or subsidiaries.
In considering the best interests of IBTX, section 21.401 of the TBOC permits directors of IBTX to consider the long-term and short-term interests of IBTX and its shareholders, including the possibility that those interests may be best served by the continued independence of IBTX. In addition, section 21.401 of the TBOC further permits directors of IBTX to consider, approve or take an action that promotes or has the effect of promoting a social, charitable or environmental purpose.
Anti-Takeover Provisions:	Under SouthState’s articles of incorporation, certain business combinations (for example, mergers, share exchanges, consolidations or a sale, exchange or lease of all or substantially all of SouthState’s assets) that have not been recommended by the SouthState	Under Texas law, an issuing public corporation may not engage in a “business combination” (as defined under the TBOC) with a shareholder who beneficially (i) owns 20% or more of the corporation’s outstanding voting stock or (ii) owned 20% or more of the

	SouthState	IBTX

board of directors require, in addition to any vote required by law, the approval of the holders of at least 80% of the outstanding SouthState voting stock. In addition, if a business combination involves any SouthState shareholder owning or controlling 20% or more of SouthState’s voting stock at the time of the proposed transaction (a “controlling party”), then such business combination must be approved by at least 80% of the outstanding SouthState voting stock and at least 67% of the outstanding SouthState voting stock that is not held by the controlling party, unless (i) certain fair price requirements are satisfied or (ii) the business combination has been recommended by a majority of the entire SouthState board of directors.
Moreover, at any annual or special meeting at which the SouthState shareholders are to consider a business combination that has not been recommended by the SouthState board of directors, attendance in person or by proxy of 80% of the SouthState shareholders is required in order for a quorum for the conduct of business to exist. Such a meeting may not be adjourned absent notice if a quorum is not present.

corporation’s outstanding voting stock during the preceding three year period, otherwise known as an “affiliated shareholder”, or any affiliate or associate of the affiliated shareholder, for a period of three years from the date that person became an affiliated shareholder, unless: (i) the business combination or the acquisition of shares by the affiliated shareholder was approved by the board before the affiliated shareholder became an affiliated shareholder; or (ii) the business combination was approved by the affirmative vote of the holders of at least two-thirds of the outstanding voting shares of the corporation not beneficially owned by the affiliated shareholder or an affiliate or associate of the affiliated shareholder, at a meeting of shareholders called for that purpose not less than six months after the affiliated shareholder became an affiliated shareholder. This provision does not apply to a business combination with an affiliated shareholder who became one inadvertently, if the affiliated shareholder (i) divests itself, as soon as practicable, of enough shares to no longer be an affiliated shareholder and (ii) would not at any time within the three year period preceding the announcement of the business combination have been an affiliated shareholder but for the inadvertent acquisition.
IBTX has not opted out of this provision.

Control Share Acquisitions:	Section 35-2-101 et seq. of the SCBCA contains a control share acquisition statute that, in general terms, provides that where a shareholder acquires issued and outstanding shares of a corporation’s voting stock (“control shares”) within one of several specified ranges (one-fifth or more but less than one-third, one-third or more but less than a majority, or a	N/A

	SouthState	IBTX
majority or more), approval of the control share acquisition by the corporation’s shareholders must be obtained before the acquiring shareholder may vote the control shares. The required shareholder vote is a majority of all votes entitled to be cast, excluding “interested shares”, defined as shares held by the acquiring person, officers of the corporation and employees who are also directors of the corporation. A corporation may, however, opt out of the control share acquisition statute through a provision of the articles of incorporation or bylaws, which SouthState has done pursuant to its bylaws. Accordingly, the South Carolina control share acquisition statute does not apply to acquisitions of shares of SouthState common stock.
Rights of Dissenting Shareholders:	Under Section 33-13-102(b) of the SCBCA, the holders of SouthState common stock will not be entitled to appraisal or dissenters’ rights in connection with the merger if, on the record date for the SouthState special meeting, SouthState’s shares are listed on a national securities exchange. SouthState common stock is currently listed on the NYSE, a national securities exchange, and is expected to continue to be so listed on the record date for the SouthState special meeting. If the merger is completed, holders of SouthState common stock will not receive any consideration, and their shares of SouthState common stock will remain outstanding and will constitute shares of the combined company, which shares are expected to continue to be listed on the NYSE at the effective time of the merger. Accordingly, holders of SouthState common stock are not entitled to any appraisal or dissenters’ rights in connection with the merger.	Under Texas law, a shareholder of IBTX has the rights of dissent and appraisal with respect to a fundamental business transaction, defined as a merger, interest exchange, conversion, or sale of all or substantially all assets. However, under Texas law, a shareholder of IBTX may not dissent from a plan of merger or conversion in which there is a single surviving or new Texas entity, or from a plan of exchange, if (i) the shareholder is not required by the terms of the plan of merger, conversion, or exchange to accept for the shareholder’s ownership interest any consideration that is different from the consideration to be provided to any other holder of an ownership interest of the same class or series as the ownership interest held by the owner; and (ii) the shareholder is not required by the terms of the plan of merger, conversion, or exchange to accept for the shareholder’s ownership interest any consideration other than (A) ownership interests, or depository receipts in respect of

	SouthState	IBTX
ownership interests, that, immediately after the effective date of the merger, conversion, or exchange will be part of a class or series of ownership interests, or depository receipts in respect of ownership interests, that are (1) listed on a national securities exchange or authorized for listing on the exchange on official notice of issuance; or (2) held of record by at least 2,000 owners; (B) cash instead of fractional ownership interests the shareholder would otherwise be entitled to receive; or (C) any combination of such ownership interests and cash. Accordingly, the holders of IBTX common stock are not entitled to any appraisal or dissenters’ rights in connection with the merger.
Exclusive Forum:	SouthState’s bylaws provide that, unless SouthState consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of SouthState, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of SouthState to SouthState or SouthState’s shareholders, (iii) any action asserting a claim against SouthState or any director or officer or other employee of SouthState arising pursuant to any provision of the SCBCA, SouthState’s articles of incorporation or SouthState’s bylaws (as either may be amended from time to time) or (iv) any action asserting a claim against SouthState or any director or officer or other employee of SouthState governed by the internal affairs doctrine will be a state court located in South Carolina (or if such state courts lack jurisdiction, the U.S. District Court for the District of South Carolina).	IBTX bylaws do not contain an exclusive forum provision.

LEGAL MATTERS
The validity of the shares of SouthState common stock in connection with the merger will be passed upon for SouthState by V. Nicole Comer, Deputy General Counsel of SouthState. As of June 27, 2024, Ms. Comer beneficially owned shares of SouthState common stock representing less than 1% of the total outstanding shares of SouthState common stock.
Certain federal income tax consequences of the merger will be passed upon for SouthState by Davis Polk & Wardwell LLP, New York, New York, counsel for SouthState, and for IBTX by Wachtell, Lipton, Rosen & Katz, New York, New York, counsel for IBTX.

EXPERTS
The consolidated financial statements of SouthState as of December 31, 2023 and for the year ended December 31, 2023 and the effectiveness of internal control over financial reporting as of December 31, 2023 incorporated in this joint proxy statement/prospectus by reference from SouthState’s Annual Report on Form 10-K for the year ended December 31, 2023, have been audited by Ernst & Young, LLP, an independent registered public accounting firm, as set forth in its reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports of such firm given upon their authority as experts in accounting and auditing.
The consolidated financial statements of SouthState as of December 31, 2022 and 2021, and for each of the years in the two-year period ended December 31, 2022 incorporated in this joint proxy statement/prospectus by reference from SouthState’s Annual Report on Form 10-K for the year ended December 31, 2023, have been audited by Forvis Mazars, LLP, an independent registered public accounting firm, as set forth in its report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports of such firm given upon their authority as experts in accounting and auditing.
The consolidated financial statements of IBTX as of December 31, 2023 and 2022, and for each of the years in the three-year period ended December 31, 2023 and the effectiveness of IBTX’s internal control over financial reporting as of December 31, 2023 incorporated in this joint proxy statement/prospectus by reference from IBTX’s Annual Report on Form 10-K for the year ended December 31, 2023, have been audited by RSM US LLP, an independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

DEADLINES FOR SUBMITTING SHAREHOLDER PROPOSALS
SouthState
Shareholder Proposals (Rule 14a-8).   If a SouthState shareholder wishes to submit a shareholder proposal pursuant to Rule 14a-8 under the Exchange Act (“Rule 14a-8”) for inclusion in SouthState’s proxy statement for its 2025 annual meeting of shareholders (the “SouthState 2025 annual meeting”), SouthState must have received such proposal at its principal executive offices no later than November 8, 2024, unless the date of the SouthState 2025 annual meeting of shareholders is changed by more than 30 days from April 24, 2025 (the one year anniversary date of SouthState’s 2024 annual meeting of shareholders), in which case the proposal must be received a reasonable time before SouthState begins to print and mail its proxy materials. SouthState anticipates that it will hold the SouthState 2025 annual meeting on April 23, 2025. Only proper proposals that are timely received and in compliance with Rule 14a-8 will be included in SouthState’s 2025 proxy statement.
Other Business Proposals or Nominations.   Under SouthState’s bylaws, shareholder proposals not intended for inclusion in SouthState’s 2025 proxy statement pursuant to Rule 14a-8 but intended to be raised at the SouthState 2025 annual meeting must be received no earlier than 120 days and no later than 90 days prior to April 24, 2025 (the one year anniversary of SouthState’s 2024 annual meeting of shareholders), unless the date of the SouthState 2025 annual meeting is more than 30 days before or more than 60 days after April 24, 2025 (the one year anniversary date of SouthState’s 2024 annual meeting of shareholders), in which case the proposal must be received no later than the close of business on the later of the 90th day prior to the date of such meeting or, if the first public announcement of the date of such meeting is less than 100 days prior to the date of such meeting, then the 10th day following the date on which public announcement of the date of such meeting is first made by SouthState), and must comply with the procedural, informational and other requirements outlined in SouthState’s bylaws.
IBTX
Upon the completion of the merger, IBTX will be merged with and into SouthState and, consequently, will no longer hold annual meetings of IBTX shareholders. IBTX does not anticipate holding a 2025 annual meeting of shareholders (the “IBTX 2025 annual meeting”) if the merger is completed as currently expected. In the event that the merger is not completed within the expected time frame, or at all, IBTX may hold the IBTX 2025 annual meeting. Any shareholder nominations or proposals for other business intended to be presented at IBTX’s next annual meeting must be submitted to IBTX as set forth below.
Shareholder Proposals (Rule 14a-8).   If an IBTX shareholder desires to submit a shareholder proposal pursuant to Rule 14a-8 under the Exchange Act for inclusion in IBTX’s Proxy Statement for the IBTX 2025 annual meeting, IBTX must receive such proposal and supporting statements, if any, at its principal executive office no later than December 8, 2024, unless the date of the IBTX 2025 annual meeting is changed by more than 30 days from June 11, 2025 (the one-year anniversary date of the IBTX 2024 annual meeting). In such case the proposal must be received a reasonable time before IBTX begins to print and mail its proxy materials.
Other Business Proposals or Nominations.   In addition, if a shareholder desires to submit a shareholder proposal outside of Rule 14a-8 to be brought before the IBTX 2025 annual meeting, the shareholder must give timely notice in writing to Secretary of IBTX at its principal executive office and comply with the other requirements of IBTX’s bylaws. In the event that the IBTX 2025 annual meeting is changed by more than 30 days from June 11, 2025, IBTX must receive such notice at its principal executive office not later than the close of business on the 15th day following the day on which notice of the date of the annual meeting is mailed or public disclosure of the date of the annual meeting is made, whichever occurs first. In the event that the IBTX 2025 annual meeting is not changed by more than 30 days from June 11, 2025, IBTX must receive such notice not less than 90 days nor more than 120 days prior to the anniversary date of the 2024 Annual Meeting, pursuant to IBTX’s bylaws. The IBTX shareholder’s notice must comply with the requirements set forth in the advance notice provisions of the IBTX bylaws.

WHERE YOU CAN FIND MORE INFORMATION
SouthState and IBTX file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including both SouthState and IBTX, which can be accessed at http://www.sec.gov. In addition, documents filed with the SEC by SouthState, including the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, will be available free of charge by accessing the Investor Relations page of SouthState’s website at https://southstatecorporation.q4ir.com or, alternatively, by directing a request by mail to SouthState’s Corporate Secretary, 1101 First Street South, Suite 202, Winter Haven, FL 33880, and documents filed with the SEC by IBTX will be available free of charge by accessing IBTX’s website at https://ir.ifinancial.com or, alternatively, by directing a request by mail to IBTX’s Corporate Secretary, 7777 Henneman Way, McKinney, TX 75070.
The web addresses of the SEC, SouthState and IBTX are included as inactive textual references only. Except as specifically incorporated by reference into this joint proxy statement/prospectus, information on those web sites is not part of this joint proxy statement/prospectus.
SouthState has filed a registration statement on Form S-4 under the Securities Act with the SEC with respect to SouthState’s securities to be issued in the merger. This document constitutes the prospectus of SouthState filed as part of the registration statement. This document does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. The registration statement and its exhibits are available for inspection and copying as set forth above.
Statements contained in this joint proxy statement/prospectus, or in any document incorporated by reference into this joint proxy statement/prospectus, regarding the contents of any contract or other document, are not necessarily complete, and each such statement is qualified in its entirety by reference to that contract or other document filed as an exhibit with the SEC. The SEC allows SouthState and IBTX to incorporate by reference into this document documents filed with the SEC by SouthState and IBTX. This means that the companies can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this document, and later information that we file with the SEC will update and supersede that information. Some documents or information, such as that called for by Items 2.02 and 7.01 of Form 8-K, or the exhibits related thereto under Item 9.01 of Form 8-K, are deemed furnished and not filed in accordance with SEC rules. None of those documents and none of that information is incorporated by reference into this joint proxy statement/prospectus. SouthState and IBTX incorporate by reference the documents listed below and any documents filed by SouthState or IBTX under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this joint proxy statement/prospectus and until the date that the offering is terminated as well as after the date of this joint proxy statement/prospectus and until the date on which the SouthState special meeting is held and the date on which the IBTX special meeting is held:
SouthState filings (SEC File No. 001-12669)	Periods Covered or Date of Filing with the SEC
Annual Report on Form 10-K	Fiscal year ended December 31, 2023, filed March 4, 2024
Annual Report on Form 11-K	Filed June 21, 2024
Quarterly Reports on Form 10-Q	Filed May 3, 2024
Definitive Proxy Statement on Schedule 14A	Filed March 8, 2024, as supplemented by the Proxy Statement filed March 8, 2024 and the Proxy Statement filed April 8, 2024
Current Reports on Form 8-K	Filed July 8, 2024, May 20, 2024, April 25, 2024, April 24, 2024 (SEC Accession No. 0001558370-24-005613), March 29, 2024, February 9, 2024 (as amended by the Current Report filed on Form 8-K/A filed March 29, 2024 (SEC Accession No. 0001558370-24-004390)), January 25, 2024 and January 5, 2024

SouthState filings (SEC File No. 001-12669)	Periods Covered or Date of Filing with the SEC
The description of SouthState common stock contained in SouthState’s registration statement on Form S-3 filed under Section 12 of the Exchange Act, including all amendments and reports filed with the SEC for purposes of updating such description	Filed March 7, 2018
IBTX filings (SEC File No. 001-35854)	Periods
Annual Report on Form 10-K	Fiscal year ended December 31, 2023, filed February 20, 2024
Annual Report on Form 11-K	Filed June 28, 2024
Quarterly Reports on Form 10-Q	Filed April 23, 2024
Current Reports on Form 8-K	Filed June 13, 2024, May 20, 2024, April 23, 2024 and January 23, 2024
Definitive Proxy Statement on Schedule 14A	Filed April 26, 2024
Notwithstanding the foregoing, information furnished by SouthState or IBTX on any Current Report on Form 8-K, including the related exhibits, that, pursuant to and in accordance with the rules and regulations of the SEC, is not deemed “filed” for purposes of the Exchange Act will not be deemed to be incorporated by reference into this joint proxy statement/prospectus.
You may request a copy of the documents incorporated by reference into this document. Requests for documents should be directed to:
• if you are a SouthState shareholder:	• if you are an IBTX shareholder:
SouthState Corporation 1101 First Street South Winter Haven, Florida 33880 (800) 277-2175 Attention: Corporate Secretary	Independent Bank Group, Inc. 7777 Henneman Way, Floor 4 McKinney, Texas 75070 (972) 562-9004 Attention: Corporate Secretary
This document does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this document, or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction. Neither the delivery of this document nor any distribution of securities pursuant to this document shall, under any circumstances, create any implication that there has been no change in the information set forth or incorporated into this document by reference or in our affairs since the date of this document. The information contained in this document with respect to SouthState was provided by SouthState and the information contained in this document with respect to IBTX was provided by IBTX.

ANNEX A
Execution Version
AGREEMENT AND PLAN OF MERGER
by and between
INDEPENDENT BANK GROUP, INC.
and
SOUTHSTATE CORPORATION

Dated May 17, 2024

ARTICLE I
THE MERGER

A-i

A-ii

A-iii

Exhibit A Form of IBTX Support Agreement
Exhibit B Form of SouthState Support Agreement
Exhibit C Form of Bank Merger Agreement

A-iv

DEFINITIONS
Term	Section
Acceptable Confidentiality Agreement	6.14(a)
Acquisition Proposal	6.14(a)
Advisers Act	3.28(a)
Advisory Agreement	3.29(a)
Advisory Client	3.29(a)
Affiliate	9.6
Agreement	Preamble
Alternative Acquisition Agreement	6.4(a)
Applicable Agencies	3.4
Bank Merger	Recitals
Bank Merger Agreement	1.1(b)
Bank Merger Certificates	1.1(b)
Bank Merger Effective Time	1.1(b)
BHC Act	3.1(a)
Business Day	9.6
Cares Act	3.13(b)
Certificates of Merger	1.3
Chosen Courts	9.9(b)
Client Consent	6.2(a)
Closing	1.2
Closing Date	1.2
Code	Recitals
Confidentiality Agreement	6.3(b)
Continuing Employees	6.7(a)
Effective Time	1.3
Enforceability Exceptions	3.3(a)
Environmental Laws	3.17
ERISA	3.11(a)
Exchange Act	3.6(c)
Exchange Agent	2.1
Exchange Fund	2.1
Exchange Ratio	1.5(a)
FDI Act	3.1(b)
FDIC	3.1(b)
Federal Reserve Board	3.4
Fraud	8.2(a)
GAAP	3.1(a)
Governmental Entity	3.4
IBTX	Preamble
IBTX 401(k) Plan	6.7(c)
IBTX Bank	Recitals

A-v

Term	Section
IBTX Benefit Plans	3.11(a)
IBTX Board Recommendation	6.4(a)
IBTX Bylaws	3.1(a)
IBTX Certificate	3.1(a)
IBTX Common Stock	1.5(a)
IBTX Compensation Committee	1.7(c)
IBTX Contract	3.14(a)
IBTX Designated Director	6.13
IBTX Disclosure Schedule	Article III
IBTX Equity Awards	1.7(d)
IBTX ERISA Affiliate	3.11(a)
IBTX Indemnified Parties	6.8(a)
IBTX Insiders	6.19
IBTX Meeting	6.4(a)
IBTX Owned Properties	3.19(a)
IBTX Preferred Stock	3.2(a)
IBTX PSU Award	1.7(b)
IBTX Qualified Plans	3.11(c)
IBTX Real Property	3.19(b)
IBTX Regulatory Agencies	3.5
IBTX Regulatory Agreement	3.15
IBTX Reports	3.12
IBTX Restricted Share Award	1.7(b)
IBTX Securities	3.2(a)
IBTX Subsidiary	3.1(b)
IBTX Subsidiary Securities	3.2(b)
IBTX Support Agreement	Recitals
IBTX Tax Certificate	6.20
IBTX Termination Fee	8.2(b)
Intellectual Property	3.20
Intended Tax Treatment	1.1(c)
Intervening Event	6.4(b)
Investment Advisory Services	3.28(a)
Investment Company Act	3.29(a)
IRS	3.11(b)
Joint Proxy Statement	3.4
knowledge	9.6
Liens	3.2(b)
Loans	3.26(a)
made available	9.6
Material Adverse Effect	3.1(a)
Materially Burdensome Regulatory Condition	6.1(c)
Meetings	6.4(a)

A-vi

Term	Section
Merger	Recitals
Mergers	Recitals
Merger Consideration	1.5(a)
Multiemployer Plan	3.11(a)
Multiple Employer Plan	3.11(e)
NASDAQ	3.4
New Certificates	2.1
New Client	6.2(a)
NYSE	2.2(e)
OCC	3.4
Old Certificate	1.5(b)
PBGC	3.11(d)
Permitted Encumbrances	3.19(a)
person	9.6
Personal Data	3.13(b)
Premium Cap	6.8(b)
Recommendation Change	6.4(a)
Regulatory Agencies	3.5
Representatives	6.14(a)
Requisite IBTX Vote	3.3(a)
Requisite Regulatory Approvals	6.1(b)
Requisite SouthState Vote	4.3(a)
RIA Subsidiary	3.28(a)
S-4	3.4
Sarbanes-Oxley Act	3.6(c)
SCBCA	1.1(a)
SEC	3.4
Securities Act	3.12
Security Breach	3.13(d)
South Carolina Secretary	1.3
SouthState	Preamble
SouthState 401(k) Plan	6.7(c)
SouthState Articles	4.1(a)
SouthState Bank	Recitals
SouthState Benefit Plans	4.11(a)
SouthState Board Recommendation	6.4(a)
SouthState Bylaws	4.1(a)
SouthState Common Stock	1.5(a)
SouthState Contract	4.14(a)
SouthState Disclosure Schedule	Article IV
SouthState Equity Awards	4.2(a)
SouthState ERISA Affiliate	4.11(a)
SouthState Meeting	6.4(a)

A-vii

Term	Section
SouthState Merger Vote	4.3(a)
SouthState Preferred Stock	4.2(a)
SouthState Regulatory Agencies	4.5
SouthState Regulatory Agreement	4.15
SouthState Reports	4.12(a)
SouthState Restricted Shares	4.2(a)
SouthState RSU Awards	4.2(a)
SouthState Securities	4.2(a)
SouthState Share Issuance	4.3(a)
SouthState Share Issuance Vote	4.3(a)
SouthState Stock Options	4.2(a)4.2(a)
SouthState Subsidiary	4.1(b)
SouthState Support Agreement	Recitals
SouthState Tax Certificate	6.20
SouthState Termination Fee	8.2(b)
SRO	3.5
Subsidiary	3.1(a)
Superior Proposal	6.14(a)
Supporting IBTX Shareholders	Recitals
Supporting SouthState Shareholders	Recitals
Surviving Bank	Recitals
Surviving Entity	Recitals
Takeover Statutes	3.22
Tax or Taxes	3.10(d)
Tax Return	3.10(e)
TBOC	1.1(a)
Termination Date	8.1(c)
Texas Secretary	1.3
transactions contemplated by this Agreement	9.6
transactions contemplated hereby	9.6
willful and material breach	8.2(a)

A-viii

AGREEMENT AND PLAN OF MERGER
This AGREEMENT AND PLAN OF MERGER, dated as of May 17, 2024 (this “Agreement”), by and between Independent Bank Group, Inc., a Texas corporation (“IBTX”), and SouthState Corporation, a South Carolina corporation (“SouthState”).
RECITALS
A.   The Boards of Directors of IBTX and SouthState have determined, by unanimous vote of the directors present at the applicable meeting, that it is in the best interests of their respective companies and shareholders to consummate the strategic business combination transaction provided for in this Agreement, pursuant to which IBTX will, pursuant to the terms and subject to the conditions set forth herein, merge with and into SouthState (the “Merger”), so that SouthState is the surviving entity (in such capacity, the “Surviving Entity”) in the Merger.
B.   In furtherance thereof, the Boards of Directors of IBTX and SouthState have approved, by unanimous vote of the directors present at the applicable meeting, the Merger and declared advisable and adopted this Agreement, approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, and have resolved to submit this Agreement to its shareholders for approval and to recommend that its shareholders approve this Agreement.
C.   For federal income tax purposes, it is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to be and is adopted as a plan of reorganization for purposes of Sections 354 and 361 of the Code.
D.   Simultaneous with entering into this Agreement, and as a condition and inducement to SouthState’s willingness to enter into this Agreement, each of the persons listed on Section 1.1(a) of the IBTX Disclosure Schedule and each member of the Board of Directors of IBTX (collectively, the “Supporting IBTX Shareholders”), being supportive of this Agreement and the transactions contemplated hereby, including the Merger, have determined that it is in their best interests to provide for their collective support for this Agreement and such transactions and, concurrently with the execution of this Agreement, are entering into a support agreement, substantially in the form attached hereto as Exhibit A (the “IBTX Support Agreement”), pursuant to which, among other things, each of the Supporting IBTX Shareholders is agreeing, subject to the terms of the IBTX Support Agreement, to vote all shares of IBTX Common Stock owned by such Supporting IBTX Shareholder in favor of the approval of this Agreement.
E.   Simultaneous with entering into this Agreement, and as a condition and inducement to IBTX’s willingness to enter into this Agreement, each member of the Board of Directors of SouthState (collectively, the “Supporting SouthState Shareholders”), being supportive of this Agreement and the transactions contemplated hereby, including the Merger, have determined that it is in their best interests to provide for their collective support for this Agreement and such transactions and, concurrently with the execution of this Agreement, are entering into a support agreement, substantially in the form attached hereto as Exhibit B (the “SouthState Support Agreement”), pursuant to which, among other things, each of the Supporting SouthState Shareholders is agreeing, subject to the terms of the SouthState Support Agreement, to vote all shares of SouthState Common Stock owned by such Supporting SouthState Shareholder in favor of the approval of this Agreement and the SouthState Share Issuance.
F.   Simultaneous with entering into this Agreement, SouthState has entered into an agreement with each of the individuals set forth on Section 1.1(b) of the IBTX Disclosure Schedule with respect to their ongoing employment and/or services to SouthState from and after the Effective Time.
G.   Immediately following the Merger, and subject to it occurring, Independent Bank, a Texas state chartered bank and wholly owned Subsidiary of IBTX, dba Independent Financial (“IBTX Bank”), will merge (the “Bank Merger” and, together with the Merger, the “Mergers”) with and into SouthState Bank, N.A., a national banking association and wholly owned Subsidiary of SouthState (“SouthState Bank”), so that SouthState Bank is the surviving entity (the “Surviving Bank”) in the Bank Merger.
H.   In this Agreement, the parties desire to make certain representations, warranties and agreements in connection with the Mergers and also to prescribe certain conditions to the Mergers.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:
ARTICLE I
THE MERGER
1.1   The Merger and Bank Merger.
(a)   Subject to the terms and conditions of this Agreement, in accordance with the Texas Business Organizations Code (as amended from time to time, the “TBOC”) and the South Carolina Business Corporation Act of 1988, as amended (the “SCBCA”), at the Effective Time, IBTX shall merge with and into SouthState pursuant to this Agreement. SouthState shall be the Surviving Entity in the Merger and shall continue its corporate existence under the laws of the State of South Carolina. Upon consummation of the Merger, the separate corporate existence of IBTX shall terminate.
(b)   At the Bank Merger Effective Time, IBTX Bank will merge with and into SouthState Bank. SouthState Bank shall be the surviving entity in the Bank Merger and, following the Bank Merger, the separate corporate existence of IBTX Bank shall cease. The Bank Merger shall be implemented pursuant to an agreement and plan of merger between IBTX Bank and SouthState Bank in form and substance reasonably acceptable to IBTX and SouthState, as set forth in Exhibit C (the “Bank Merger Agreement”), which shall be entered into by IBTX Bank and SouthState Bank promptly after the date of this Agreement. Each of IBTX and SouthState shall approve the Bank Merger Agreement and the Bank Merger as the sole shareholder of IBTX Bank and SouthState Bank, respectively, and IBTX and SouthState shall, and shall respectively cause IBTX Bank and SouthState Bank to, execute certificates or articles of merger and such other agreements, documents and certificates as are necessary to make the Bank Merger effective (“Bank Merger Certificates”) at the Bank Merger Effective Time. The Bank Merger shall become effective immediately following the Effective Time or at such later time and date as specified in the Bank Merger Agreement in accordance with applicable law (the “Bank Merger Effective Time”).
(c)   It is intended that the Bank Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code (together with the intended tax treatment for the Merger set forth in Section 1.10, the “Intended Tax Treatment”), and that the Bank Merger Agreement is intended to be and will be adopted as a plan of reorganization for the purposes of Sections 354 and 361 of the Code.
1.2   Closing.   Pursuant to the terms and subject to the conditions of this Agreement, the closing of the Merger (the “Closing”) will take place by electronic exchange of documents at 10:00 a.m., Eastern time, on a date which shall be no later than three Business Days after the satisfaction or waiver (subject to applicable law) of all of the conditions set forth in Article VII hereof (other than those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or waiver thereof), unless another date, time or place is agreed to in writing by IBTX and SouthState. The date on which the Closing occurs is referred to as the “Closing Date.”
1.3   Effective Time.   On or (if agreed by IBTX and SouthState) prior to the Closing Date, SouthState and IBTX, respectively, shall cause to be filed a certificate of merger with the Secretary of State of the State of Texas (the “Texas Secretary”) in accordance with the TBOC and articles of merger with the Secretary of State of the State of South Carolina (the “South Carolina Secretary”) in accordance with the SCBCA (collectively, the “Certificates of Merger”). The Merger shall become effective at such time as specified in the Certificates of Merger in accordance with the relevant provisions of the TBOC and SCBCA, or at such other time as shall be provided by applicable law (such time hereinafter referred to as the “Effective Time”).
1.4   Effects of the Merger.   At and after the Effective Time, the Merger shall have the effects set forth in the applicable provisions of the TBOC, the SCBCA and this Agreement.
1.5   Conversion of IBTX Common Stock.   At the Effective Time, by virtue of the Merger and without any action on the part of SouthState, IBTX or the holder of any securities of SouthState or IBTX:
(a)   Subject to Section 2.2(e), each share of the common stock, par value $0.01 per share, of IBTX (the “IBTX Common Stock”) issued and outstanding immediately prior to the Effective Time, except for shares of IBTX Common Stock owned by IBTX or SouthState (in each case, other than shares of IBTX

Common Stock (i) held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties, or (ii) held, directly or indirectly, by IBTX or SouthState in respect of debts previously contracted), shall be converted into the right to receive 0.60 shares (the “Exchange Ratio”; and such shares, the “Merger Consideration”) of the common stock, par value $2.50 per share, of SouthState (the “SouthState Common Stock”); it being understood that at and after the Effective Time, pursuant to Section 1.6, the SouthState Common Stock, including the shares issued to former holders of IBTX Common Stock, shall be the common stock of the Surviving Entity.
(b)   All of the shares of IBTX Common Stock converted into the right to receive the Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate (each, an “Old Certificate”; it being understood that any reference herein to “Old Certificate” shall be deemed to include reference to book-entry account statements relating to the ownership of shares of IBTX Common Stock) previously representing any such shares of IBTX Common Stock shall thereafter represent only the right to receive (i) a New Certificate (as defined below) representing the number of whole shares of SouthState Common Stock that such shares of IBTX Common Stock have been converted into the right to receive, (ii) cash in lieu of fractional shares which the shares of IBTX Common Stock represented by such Old Certificate have been converted into the right to receive pursuant to this Section 1.5 and Section 2.2(e), without any interest thereon, and (iii) any dividends or distributions that the holder thereof has the right to receive pursuant to Section 2.2, in each case, without any interest thereon. If, prior to the Effective Time, the outstanding shares of SouthState Common Stock or IBTX Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar structural change in capitalization, or there shall be any extraordinary dividend or distribution, an appropriate and proportionate adjustment shall be made to the Exchange Ratio to give SouthState and the holders of IBTX Common Stock the same economic effect as contemplated by this Agreement prior to such event; provided, that nothing contained in this sentence shall be construed to permit IBTX or SouthState to take any action with respect to its securities or otherwise that is prohibited by the terms of this Agreement.
(c)   Notwithstanding anything in this Agreement to the contrary, at the Effective Time, all shares of IBTX Common Stock that are owned by IBTX or SouthState (in each case, other than shares of IBTX Common Stock (i) held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties, or (ii) held, directly or indirectly, by IBTX or SouthState in respect of debts previously contracted) shall be cancelled and shall cease to exist and no SouthState Common Stock or other consideration shall be delivered in exchange therefor.
1.6   SouthState Stock.   At and after the Effective Time, each share of SouthState Common Stock issued and outstanding immediately prior to the Effective Time shall remain an issued and outstanding share of common stock of the Surviving Entity and shall not be affected by the Merger.
1.7   Treatment of IBTX Equity Awards.
(a)   At the Effective Time, each outstanding restricted stock award with respect to shares of IBTX Common Stock (a “IBTX Restricted Share Award”) shall, automatically and without any required action on the part of the holder thereof, be fully vested, canceled and converted into the right to receive a number of shares of SouthState Common Stock equal to the product (rounded to the nearest whole number) of (x) the number of shares of IBTX Common Stock subject to such IBTX Restricted Share Award immediately prior to the Effective Time multiplied by (y) the Exchange Ratio.
(b)   At the Effective Time, each outstanding performance restricted stock unit award with respect to shares of IBTX Common Stock (a “IBTX PSU Award”) shall, automatically and without any required action on the part of the holder thereof, be fully vested, canceled and converted into the right to receive (i) a number of shares of SouthState Common Stock equal to the product (rounded to the nearest whole number) of (x) the number of shares of IBTX Common Stock subject to such IBTX PSU Award immediately prior to the Effective Time based on the higher of target performance and actual performance through the Effective Time as reasonably determined by the compensation committee of the Board of Directors of IBTX (the “IBTX Compensation Committee”) multiplied by (y) the Exchange Ratio, plus (ii) a cash payment in respect of any accrued but unpaid dividend equivalents on such IBTX PSU Award.

(c)   At or prior to the Effective Time, IBTX, the Board of Directors of IBTX and the IBTX Compensation Committee, as applicable, shall adopt any resolutions and take any actions that are necessary or appropriate to effectuate the provisions of this Section 1.7.
(d)   SouthState shall take all corporate actions that are necessary for the treatment of the IBTX Restricted Share Awards and IBTX PSU Awards (together, the “IBTX Equity Awards”) pursuant to Sections 1.7(a) and 1.7(b), including the reservation, issuance and listing of SouthState Common Stock as necessary to effect the transactions contemplated by this Section 1.7. SouthState shall issue the consideration contemplated by this Section 1.7, less any applicable Taxes required to be withheld in respect of such consideration, as promptly as practicable following the Effective Time (but in no event later than two (2) Business Days after the Closing Date).
1.8   Articles of Incorporation of Surviving Entity.   At the Effective Time, the articles of incorporation of SouthState, as in effect immediately prior to the Effective Time, shall be the articles of incorporation of the Surviving Entity until thereafter amended in accordance with the terms thereof and applicable law.
1.9   Bylaws of Surviving Entity.   At the Effective Time, the bylaws of SouthState, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Entity until thereafter amended in accordance with the terms thereof and applicable law.
1.10   Tax Consequences.   It is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement is intended to be and is adopted as a plan of reorganization for the purposes of Sections 354 and 361 of the Code.
ARTICLE II
EXCHANGE OF SHARES
2.1   SouthState to Make Consideration Available.   At or prior to the Effective Time, SouthState shall deposit, or shall cause to be deposited, with an exchange agent mutually agreed upon by SouthState and IBTX (the “Exchange Agent”), for exchange in accordance with this Article II for the benefit of the holders of Old Certificates, certificates or, at SouthState’s option, evidence in book-entry form, representing shares of SouthState Common Stock to be issued pursuant to Section 1.5 (collectively, referred to herein as “New Certificates”), and cash in lieu of any fractional shares to be paid pursuant to Section 2.2(e) (such cash and New Certificates, together with any dividends or distributions with respect to shares of SouthState Common Stock payable in accordance with Section 2.2(b), being referred to as the “Exchange Fund”).
2.2   Exchange of Shares.
(a)   As promptly as practicable after the Effective Time, but in no event later than five Business Days thereafter, the Surviving Entity shall cause the Exchange Agent to mail to each holder of record of one or more Old Certificates representing shares of IBTX Common Stock immediately prior to the Effective Time that have been converted at the Effective Time into the right to receive SouthState Common Stock pursuant to Article I, a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Old Certificates shall pass, only upon proper delivery of the Old Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Old Certificates in exchange for New Certificates representing the number of whole shares of SouthState Common Stock and any cash in lieu of fractional shares, which the shares of IBTX Common Stock represented by such Old Certificate or Old Certificates shall have been converted into the right to receive pursuant to this Agreement as well as any dividends or distributions to be paid pursuant to Section 2.2(b) (such materials and instructions to include customary provisions with respect to delivery of an “agent’s message” with respect to any book-entry shares). Upon proper surrender of an Old Certificate or Old Certificates for exchange and cancellation to the Exchange Agent (it being understood that no certificates shall be required to be delivered for shares of IBTX Common Stock held in book-entry form at the Effective Time), together with such properly completed and duly executed letter of transmittal, the holder of such Old Certificate or Old Certificates shall be entitled to receive in exchange therefor, as applicable, (i) a New Certificate representing that number of whole shares of SouthState Common Stock to which such holder of IBTX Common Stock shall have become entitled pursuant to the provisions of Article I, and (ii) a check representing the amount of (x) any cash in lieu of fractional shares which such holder has the right to receive in respect of the Old Certificate or Old Certificates surrendered pursuant to the provisions of this Article II, and (y) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.2(b), and the Old Certificate or Old Certificates so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any cash in lieu of fractional shares or dividends or distributions payable to holders of Old Certificates. Until surrendered as contemplated by this Section 2.2, each Old Certificate shall be deemed at any time after the Effective Time to represent only the right to receive, upon surrender, the number of whole shares of SouthState Common Stock which the shares of IBTX Common Stock represented by such Old Certificate have been converted into the right to receive and any cash in lieu of fractional shares or in respect of dividends or distributions as contemplated by this Section 2.2.
(b)   No dividends or other distributions declared with respect to SouthState Common Stock shall be paid to the holder of any unsurrendered Old Certificate until the holder thereof shall surrender such Old Certificate in accordance with this Article II. After the surrender of an Old Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to the whole shares of SouthState Common Stock that the shares of IBTX Common Stock represented by such Old Certificate have been converted into the right to receive.
(c)   If any New Certificate representing shares of SouthState Common Stock is to be issued in a name other than that in which the Old Certificate or Old Certificates surrendered in exchange therefor is or are registered, it shall be a condition of the issuance thereof that the Old Certificate or Old Certificates so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other similar Taxes required by reason of the issuance of a New Certificate representing shares of SouthState Common Stock in any name other than that of the registered holder of the Old Certificate or Old Certificates surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.
(d)   After the Effective Time, there shall be no transfers on the stock transfer books of IBTX of the shares of IBTX Common Stock. If, after the Effective Time, Old Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for New Certificates representing shares of SouthState Common Stock, cash in lieu of fractional shares and dividends or distributions as contemplated by this Section 2.2, as applicable.
(e)   Notwithstanding anything to the contrary contained in this Agreement, no New Certificates or scrip representing fractional shares of SouthState Common Stock shall be issued upon the surrender for exchange of Old Certificates, no dividend or distribution with respect to SouthState Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of SouthState. In lieu of the issuance of any such fractional share, the Surviving Entity shall pay to each former holder of IBTX Common Stock who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the average of the closing-sale prices of SouthState Common Stock on the New York Stock Exchange (the “NYSE”) as reported by The Wall Street Journal for the consecutive period of five full trading days ending on the trading day immediately preceding the Closing Date (or, if not reported therein, in another authoritative source mutually agreed upon by IBTX and SouthState) by (ii) the fraction of a share (after taking into account all shares of IBTX Common Stock held by such holder immediately prior to the Effective Time and rounded to the nearest one-thousandth when expressed in decimal form) of SouthState Common Stock which such holder would otherwise be entitled to receive pursuant to Section 1.5. The parties acknowledge that payment of such cash consideration in lieu of issuing fractional shares is not separately bargained-for consideration, but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience that would otherwise be caused by the issuance of fractional shares.
(f)   Any portion of the Exchange Fund that remains unclaimed by the shareholders of IBTX for 12 months after the Effective Time shall be paid to the Surviving Entity. Any former holders of IBTX Common Stock who have not theretofore complied with this Article II shall thereafter look only to the Surviving Entity for payment of the shares of SouthState Common Stock, cash in lieu of any fractional shares and any unpaid dividends and distributions on the SouthState Common Stock deliverable in respect of each former share of IBTX Common Stock such holder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of SouthState, IBTX, the Surviving Entity, the Exchange Agent or any other person shall be liable to any former holder of shares of IBTX Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws. Any amounts remaining unclaimed by former holders of shares of IBTX Common Stock immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Governmental Entity shall, to the extent permitted by applicable law, become the property of the Surviving Entity, free and clear of any claims or interest of any such holders or their successors, assigns or personal representatives previously entitled thereto.
(g)   The Surviving Entity shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from any cash in lieu of fractional shares of SouthState Common Stock, cash dividends or distributions payable pursuant to this Section 2.2 or any other amounts otherwise payable pursuant to this Agreement to any holder of IBTX Common Stock or IBTX Equity Awards, such amounts as it is required to deduct and withhold with respect to the making of such payment or distribution under the Code or any provision of state, local or foreign Tax law. To the extent that amounts are so deducted or withheld by the Surviving Entity or the Exchange Agent, as the case may be, and paid over to the appropriate Governmental Entity, the deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of IBTX Common Stock or IBTX Equity Awards in respect of which the deduction and withholding was made by the Surviving Entity or the Exchange Agent, as the case may be.
(h)   In the event any Old Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Old Certificate to be lost, stolen or destroyed and, if required by the Surviving Entity or the Exchange Agent, the posting by such person of a bond in such amount as the Surviving Entity or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Old Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Old Certificate the shares of SouthState Common Stock and any cash in lieu of fractional shares, and dividends or distributions, deliverable in respect thereof pursuant to this Agreement.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF IBTX
Except (a) as disclosed in the disclosure schedule delivered by IBTX to SouthState concurrently herewith (the “IBTX Disclosure Schedule”) (it being understood that (i) no item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the IBTX Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by IBTX that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to have a Material Adverse Effect, and (iii) any disclosures made with respect to a section of this Article III shall be deemed to qualify (1) any other section of this Article III specifically referenced or cross-referenced, and (2) any other sections of this Article III to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections), or (b) as disclosed in any IBTX Reports publicly filed with or furnished to the SEC by IBTX since December 31, 2021 and prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly cautionary, predictive or forward-looking in nature; provided that this clause (b) shall not apply to the representations and warranties set forth in Sections 3.1(a), 3.2(a), 3.3(a), 3.3(b)(i), 3.7 and 3.22), IBTX hereby represents and warrants to SouthState as follows:
3.1   Corporate Organization.
(a)   IBTX is a corporation duly organized, validly existing and in good standing under the laws of the State of Texas, is a bank holding company duly registered under the Bank Holding Company Act of 1956, as amended (the “BHC Act”), and has not elected to be treated as a financial holding company under the

BHC Act. IBTX has the corporate power and authority to own, lease or operate all of its properties and assets and to carry on its business as it is now being conducted in all material respects. IBTX is duly licensed or qualified to do business and in good standing (to the extent such concept (or a similar concept) exists in such jurisdiction) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such licensing, qualification or standing necessary, except where the failure to be so licensed or qualified or to be in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on IBTX. As used in this Agreement, the term “Material Adverse Effect” means, with respect to SouthState, IBTX or the Surviving Entity, as the case may be, any effect, change, event, circumstance, condition, occurrence or development that, either individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (i) the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries taken as a whole (provided, however, that, with respect to this clause (i), Material Adverse Effect shall not be deemed to include the impact of (A) changes, after the date hereof, in U.S. generally accepted accounting principles (“GAAP”) or applicable regulatory accounting requirements (and, in either case, any authoritative interpretations thereof), (B) changes, after the date hereof, in laws, rules or regulations of general applicability to companies in the industries in which such party and its Subsidiaries operate, or interpretations thereof by courts or Governmental Entities, (C) changes, after the date hereof, in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market (including equity, credit and debt markets, as well as changes in interest rates) conditions affecting the financial services industry generally and not specifically relating to such party or its Subsidiaries, (D) changes, after the date hereof, resulting from hurricanes, earthquakes, tornados, naturally-occurring floods or other natural disasters or from any outbreak of any disease, pandemic, epidemic or other public health event, (E) public disclosure of the execution of this Agreement, public disclosure or consummation of the transactions contemplated hereby (including any effect on a party’s relationships with its customers or employees) or actions expressly required by this Agreement or that are taken with the prior written consent of the other party in contemplation of the transactions contemplated hereby (it being understood that this Clause (E) shall not apply to a breach of any representation or warranty intended to address the announcement, pendency or consummation of the transactions contemplated hereby) or (F) a decline in the trading price of a party’s common stock in and of itself or the failure, in and of itself, to meet earnings projections or internal financial forecasts (it being understood that the underlying causes of such decline or failure may be taken into account in determining whether a Material Adverse Effect has occurred, except to the extent otherwise excepted by this proviso); except, with respect to subclauses (A), (B), (C) or (D) to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its Subsidiaries operate) or (ii) the ability of such party to timely consummate the transactions contemplated hereby. As used in this Agreement, the term “Subsidiary” when used with respect to any person, means any subsidiary of such person as defined in Rule 1-02(x) of Regulation S-X promulgated by the SEC or the BHC Act. True and complete copies of the amended and restated certificate of formation of IBTX, as amended (the “IBTX Certificate”), and the sixth amended and restated bylaws of IBTX (the “IBTX Bylaws”), in each case, as in effect as of the date of this Agreement, have previously been made available by IBTX to SouthState.
(b)   Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on IBTX, each Subsidiary of IBTX (a “IBTX Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership, leasing or operation of property or the conduct of its business requires it to be so licensed or qualified or in good standing, and (iii) has all requisite corporate power and authority to own, lease or operate its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of IBTX or any Subsidiary of IBTX to pay dividends or distributions except, in the case of IBTX or a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all similarly regulated entities. IBTX Bank is the only depository institution Subsidiary of IBTX, and the deposit accounts of IBTX Bank are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Deposit Insurance Fund (as defined in Section 3(y) of the Federal Deposit Insurance Act of 1950 (the “FDI Act”)) to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or threatened. Section 3.1(b) of the IBTX Disclosure Schedule sets forth a true, correct and complete list of all Subsidiaries of IBTX as of the date hereof. No Subsidiary of IBTX is in violation of any of the provisions of its articles or certificate of incorporation or bylaws (or comparable organizational documents). True and complete copies of the organizational documents of IBTX Bank as in effect as of the date of this Agreement have previously been made available by IBTX to SouthState. There is no person whose results of operations, cash flows, changes in shareholders’ equity or financial position are consolidated in the financial statements of IBTX other than the IBTX Subsidiaries.
3.2   Capitalization.
(a)   The authorized capital stock of IBTX consists of 100,000,000 shares of IBTX Common Stock and 10,000,000 shares of preferred stock, par value $0.01 per share (“IBTX Preferred Stock”). As of May 15, 2024, there were (i) 41,377,478 shares of IBTX Common Stock issued and outstanding, including 322,259 shares of IBTX Common Stock granted in respect of outstanding IBTX Restricted Share Awards; (ii) 195,718 shares of IBTX Common Stock underlying outstanding IBTX PSU Awards (assuming performance goals are satisfied at the target level) or 293,577 shares of IBTX Common Stock underlying outstanding IBTX PSU Awards (assuming performance goals are satisfied at the maximum level); and (iii) no shares of IBTX Preferred Stock issued and outstanding. As of the date of this Agreement, except as set forth in the immediately preceding sentence, for changes since May 15, 2024 resulting from the vesting or settlement of any IBTX Restricted Share Awards and IBTX PSU Awards outstanding as of May 15, 2024 and 1,272,277 shares of IBTX Common Stock reserved for issuance pursuant to future grants under the IBTX equity incentive plans, there are no shares of capital stock or other voting securities or equity interests of IBTX issued, reserved for issuance or outstanding. All the issued and outstanding shares of IBTX Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the date hereof, no trust preferred or subordinated debt securities of IBTX are issued or outstanding except as set forth on Section 3.2(a) of the IBTX Disclosure Schedule. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which shareholders of IBTX may vote. Other than IBTX Equity Awards issued prior to the date of this Agreement as described in this Section 3.2(a), as of the date of this Agreement there are no outstanding subscriptions, options, warrants, stock appreciation rights, phantom units, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments or agreements of any character relating to, or securities or rights convertible or exchangeable into or exercisable for, shares of capital stock or other voting or equity securities of or ownership interest in IBTX, or contracts, commitments, understandings or arrangements by which IBTX may become bound to issue additional shares of its capital stock or other equity or voting securities of or ownership interests in IBTX, or that otherwise obligate IBTX to issue, transfer, sell, purchase, redeem or otherwise acquire, any of the foregoing (collectively, “IBTX Securities”). Other than IBTX Equity Awards, no equity or equity-based awards (including any cash awards where the amount of payment is determined, in whole or in part, based on the price of any capital stock of IBTX or any of its Subsidiaries) are outstanding. No IBTX Subsidiary owns any capital stock of IBTX. There are no voting trusts, shareholder agreements, proxies or other agreements in effect to which IBTX or any of its Subsidiaries is a party with respect to the voting or transfer of IBTX Common Stock, capital stock or other voting or equity securities or ownership interests of IBTX or granting any shareholder or other person any registration rights.
(b)   Except as would not, either individually or in the aggregate, reasonably be expected to be material to IBTX, IBTX owns, directly or indirectly, all the issued and outstanding shares of capital stock or other equity ownership interests of each of the IBTX Subsidiaries, free and clear of any liens, claims, title defects, mortgages, pledges, charges, and security interests whatsoever, and any other encumbrances securing a payment or the performance of an obligation (collectively, “Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to Subsidiaries that are depository institutions, as provided under any provision of applicable state law comparable to 12 U.S.C. § 55) and free of preemptive rights, with no personal liability attaching to the ownership thereof. Other than the shares of capital stock or other equity ownership interests described in the previous sentence, there are no outstanding subscriptions, options, warrants, stock appreciation rights, phantom units, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments or agreements of any character relating to, or securities or rights convertible into or exchangeable or exercisable for, shares of capital stock or other voting or equity securities of or ownership interests in any IBTX Subsidiary, or contracts, commitments, understandings or arrangements by which any IBTX Subsidiary may become bound to issue additional shares of its capital stock or other equity or voting securities or ownership interests in such IBTX Subsidiary, or otherwise obligating any IBTX Subsidiary to issue, transfer, sell, purchase, redeem or otherwise acquire any of the foregoing (collectively, “IBTX Subsidiary Securities”).
(c)   Section 3.2(c) of the IBTX Disclosure Schedule sets forth, for each outstanding IBTX Equity Award as of May 15, 2024, the holder, type of award, grant date, number of shares covering such outstanding award, vesting schedule and, if applicable, exercise price and expiration date. On the date that is five days prior to the Closing Date, IBTX will provide SouthState with a revised version of Section 3.2(c) of the IBTX Disclosure Schedule, updated as of the most recent practicable date.
3.3   Authority; No Violation.
(a)   IBTX has full corporate power and authority to execute and deliver this Agreement and, subject to the shareholder and other actions described below, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (including the Merger and the Bank Merger) have been duly and validly approved by the Board of Directors of IBTX. The Board of Directors of IBTX has determined, by the unanimous vote of directors present at the applicable meeting, that the transactions contemplated hereby (including the Merger and the Bank Merger), on the terms and conditions set forth in this Agreement, are advisable and in the best interests of IBTX and its shareholders, has approved this Agreement and the transactions contemplated hereby (including the Merger and the Bank Merger), and has directed that this Agreement be submitted to IBTX’s shareholders for approval at a meeting of such shareholders and has adopted a resolution to the foregoing effect. Except for the approval of this Agreement by the affirmative vote of the holders of two-thirds of the outstanding IBTX Common Stock entitled to vote on such matter (the “Requisite IBTX Vote”), and the approval of the Bank Merger Agreement by IBTX as IBTX Bank’s sole shareholder, no other corporate proceedings on the part of IBTX are necessary to approve this Agreement or to consummate the transactions contemplated hereby (other than the submission to the shareholders of IBTX of an advisory (non-binding) vote on the compensation that may be paid or become payable to IBTX’s named executive officers that is based on or otherwise related to the transactions contemplated by this Agreement). This Agreement has been duly and validly executed and delivered by IBTX and (assuming due authorization, execution and delivery by SouthState) constitutes a valid and binding obligation of IBTX, enforceable against IBTX in accordance with its terms (except in all cases as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws of general applicability affecting the rights of creditors generally and the availability of equitable remedies (the “Enforceability Exceptions”)).
(b)   Neither the execution and delivery of this Agreement by IBTX nor the consummation by IBTX of the transactions contemplated hereby (including the Merger and the Bank Merger), nor compliance by IBTX with any of the terms or provisions hereof, will (i) violate any provision of the IBTX Certificate, the IBTX Bylaws or the organizational documents of any IBTX Subsidiary, or (ii) assuming that the consents and approvals referred to in Section 3.4 are duly obtained, (x) violate any law, statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to IBTX or any of its Subsidiaries or any of their respective properties or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of IBTX or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which IBTX or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clauses (x) and (y) above) for such violations, conflicts, breaches, defaults, terminations, cancellations, accelerations or creations that, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on IBTX.

3.4   Consents and Approvals.   Except for (a) the filing of any required applications, filings and notices, as applicable, with the NYSE and the NASDAQ Stock Market LLC (the “NASDAQ”), (b) the filing of any required applications, filings, waiver requests and notices, as applicable, with the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) under the BHC Act and approval or waiver of such applications, filings, waiver requests and notices, (c) the filing of any required applications, filings and notices, as applicable, with the Office of the Comptroller of the Currency (“OCC”) under the Bank Merger Act of 1960 and approval or waiver of such applications, filings and notices, (d) the filing of any required applications, filings and notices, as applicable, with any state bank regulatory authority with respect to SouthState Bank’s establishment and operation of IBTX Bank’s branches and other offices following the Bank Merger Effective Time, which applications, filings and notices are set forth on Section 3.4(d) of the IBTX Disclosure Schedule or Section 4.4(d) of the SouthState Disclosure Schedule, (e) the filing of any required applications, filings and notices, as applicable, with each Applicable Agency (as defined below) and the receipt of any required consents or approvals from each Applicable Agency, which applications, filings, notices, consents and approvals are set forth on Section 3.4(e) of the IBTX Disclosure Schedule or Section 4.4(e) of the SouthState Disclosure Schedule, (f) those additional applications, filings and notices, if any, listed on Section 3.4 of the IBTX Disclosure Schedule or Section 4.4 of the SouthState Disclosure Schedule and approval of such applications, filings and notices, (g) the filing with the Securities and Exchange Commission (the “SEC”) of a joint proxy statement in definitive form relating to the meeting of IBTX’s shareholders to be held in connection with this Agreement and the transactions contemplated hereby (including any amendments or supplements thereto, the “Joint Proxy Statement”), and the registration statement on Form S-4 in which the Joint Proxy Statement will be included as a prospectus, to be filed with the SEC by SouthState in connection with the transactions contemplated by this Agreement (the “S-4”) and the declaration by the SEC of the effectiveness of the S-4, (h) the filing of the Certificates of Merger with the Texas Secretary pursuant to the TBOC and the South Carolina Secretary pursuant to the SCBCA, the filing of the Bank Merger Certificates with the applicable Governmental Entities as required by applicable law, and (i) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of SouthState Common Stock pursuant to this Agreement and the approval of the listing of such SouthState Common Stock on the NYSE, no consents or approvals of or filings or registrations with any court, administrative agency or commission, Regulatory Agency or other governmental or regulatory authority or instrumentality or SRO (each a “Governmental Entity”) are necessary in connection with (i) the execution and delivery by IBTX of this Agreement or (ii) the consummation by IBTX of the Merger and the other transactions contemplated hereby (including the Bank Merger). As of the date hereof, IBTX has no knowledge of any reason why the necessary regulatory approvals and consents will not be received by IBTX to permit consummation of the Merger and the Bank Merger on a timely basis. As used herein, “Applicable Agencies” means the United States Department of Agriculture and the Small Business Administration.
3.5   Reports.   IBTX and each of its Subsidiaries have timely filed (or furnished) all reports, forms, correspondence, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since December 31, 2021 with (a) any state regulatory authority, (b) the SEC, (c) the Federal Reserve Board, (d) the FDIC, (e) any foreign regulatory authority, and (f) any self-regulatory organization (an “SRO”) (clauses (a)  – (f), collectively “IBTX Regulatory Agencies”, and together with the SouthState Regulatory Agencies, the “Regulatory Agencies”), including any report, form, correspondence, registration or statement required to be filed (or furnished, as applicable) pursuant to the laws, rules or regulations of the United States, any state, any foreign entity or any IBTX Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file (or furnish, as applicable) such report, form, correspondence, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on IBTX. As of their respective dates, such reports, forms, correspondence, registrations and statements, and other filings, documents and instruments were complete and accurate and complied with all applicable laws, in each case, except as would not reasonably be expected to, either individually or in the aggregate, have a Material Adverse Effect on IBTX. Subject to Section 9.14, except for normal examinations conducted by a IBTX Regulatory Agency in the ordinary course of business of IBTX and its Subsidiaries, no IBTX Regulatory Agency or governmental agency or authority has initiated or has pending any proceeding or, to the knowledge of IBTX, investigation into the business or operations of IBTX or any of its Subsidiaries since December 31, 2021, except where such proceedings or investigations would not reasonably be expected to, either individually or in the aggregate, have a Material Adverse Effect on IBTX. Subject to Section 9.14, there (i) is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of IBTX or any of its Subsidiaries and (ii) has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of IBTX or any of its Subsidiaries since December 31, 2021, in each case, which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on IBTX.
3.6   Financial Statements.
(a)   The financial statements of IBTX and its Subsidiaries included (or incorporated by reference) in the IBTX Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of IBTX and its Subsidiaries in all material respects, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of IBTX and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. Since December 31, 2021, no independent public accounting firm of IBTX has resigned (or informed IBTX that it intends to resign) or been dismissed as independent public accountants of IBTX as a result of or in connection with any disagreements with IBTX on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.
(b)   Except as would not reasonably be expected to, either individually or in the aggregate, have a Material Adverse Effect on IBTX, neither IBTX nor any of its Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of IBTX included in its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2024 (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since March 31, 2024, or in connection with this Agreement and the transactions contemplated hereby.
(c)   The records, systems, controls, data and information of IBTX and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership of IBTX or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership that would not reasonably be expected to have a Material Adverse Effect on IBTX. IBTX (x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) to ensure that material information relating to IBTX, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of IBTX by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to IBTX’s outside auditors and the audit committee of IBTX’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect IBTX’s ability to record, process, summarize and report financial information, and (ii) to the knowledge of IBTX, any fraud, whether or not material, that involves management or other employees who have a significant role in IBTX’s internal controls over financial reporting. To the knowledge of IBTX, any such disclosures were made in writing by management to IBTX’s auditors and audit committee and true, correct and complete copies of such disclosures have been made available by IBTX to SouthState. As of the date hereof, neither IBTX nor its independent audit firm has identified, and, to the knowledge of IBTX, no circumstances exist upon which IBTX or its independent audit firm would reasonably be expected to identify after the date hereof, any un-remediated material weakness in internal controls over financial reporting or disclosure controls and procedures. To the knowledge of IBTX, there is no reason to believe that IBTX’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.
(d)   Since December 31, 2021, (i) neither IBTX nor any of its Subsidiaries, nor, to the knowledge of IBTX, any director, officer, auditor, accountant or representative of IBTX or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of IBTX or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that IBTX or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no employee of or attorney representing IBTX or any of its Subsidiaries, whether or not employed by IBTX or any of its Subsidiaries, has reported evidence of a material violation of securities laws or banking laws, breach of fiduciary duty or similar violation by IBTX or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Board of Directors of IBTX or any committee thereof or the Board of Directors or similar governing body of any IBTX Subsidiary or any committee thereof, or to the knowledge of IBTX, to any director or officer of IBTX or any IBTX Subsidiary.
3.7   Broker’s Fees.   With the exception of the engagement of Keefe, Bruyette & Woods, Inc., neither IBTX nor any IBTX Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger, the Bank Merger or related transactions contemplated by this Agreement. IBTX has disclosed to SouthState as of the date hereof the aggregate fees provided for in connection with the engagement by IBTX of Keefe, Bruyette & Woods, Inc. related to the Mergers and the other transactions contemplated hereunder.
3.8   Absence of Certain Changes or Events.
(a)   Since December 31, 2023, there has not been any effect, change, event, circumstance, condition, occurrence or development that has had or would reasonably be expected to, either individually or in the aggregate, have a Material Adverse Effect on IBTX.
(b)   Since December 31, 2023, IBTX and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.
3.9   Legal and Regulatory Proceedings.
(a)   Except as would not reasonably be expected to, either individually or in the aggregate, have a Material Adverse Effect on IBTX, neither IBTX nor any of its Subsidiaries is a party to any, and there are no outstanding or pending or, to the knowledge of IBTX, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against IBTX or any of its Subsidiaries or any of their current or former directors or executive officers or challenging the validity or propriety of the transactions contemplated by this Agreement.
(b)   Except as would not reasonably be expected to, either individually or in the aggregate, be material to IBTX, there is no injunction, order, judgment, decree, or regulatory restriction imposed upon IBTX, any of its Subsidiaries or the assets of IBTX or any of its Subsidiaries (or that, upon consummation of the Mergers, would apply to the Surviving Entity or any of its Affiliates).
3.10   Taxes and Tax Returns.
(a)   Except as would not reasonably be expected to, either individually or in the aggregate, have a Material Adverse Effect on IBTX: each of IBTX and its Subsidiaries has duly and timely filed (including all applicable extensions) all Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct and complete; neither IBTX nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any Tax Return (other than extensions to file Tax Returns obtained in the ordinary course); all Taxes of IBTX and its Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid; each of IBTX and its Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, shareholder, independent contractor or other third party; neither IBTX nor any of its Subsidiaries has granted any extension or waiver of the limitation period applicable to any Tax that remains in effect (other than extension or waiver granted in the ordinary course of business); neither IBTX nor any of its Subsidiaries has received written notice of assessment or proposed assessment in connection with any amount of Taxes, and there are no threatened in writing or pending disputes, claims, audits, examinations or other proceedings regarding any Tax of IBTX and its Subsidiaries or the assets of IBTX and its Subsidiaries; neither IBTX nor any of its Subsidiaries has entered into any private letter ruling requests, closing agreements or gain recognition agreements with respect to a material amount of Taxes requested or executed in the last three years; neither IBTX nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among IBTX and its Subsidiaries); neither IBTX nor any of its Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income Tax Return for which the statute of limitations is open (other than a group the common parent of which was IBTX), or (B) has any liability for the Taxes of any person (other than IBTX or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law) or otherwise as a transferee or successor.
(b)   Neither IBTX nor any of its Subsidiaries has been, within the past two years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code. Neither IBTX nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).
(c)   Neither IBTX nor any of its Subsidiaries (x) has taken or agreed to take any action that or (y) has failed to take or agreed not to take any action if the failure to take such action, in each case, could reasonably be expected to result in the covenants set forth in Section 6.20 not being satisfied, provided that taking any action expressly required or contemplated by this Agreement shall not cause IBTX to be in breach of this representation. As of the date of this Agreement, neither IBTX nor any of its Subsidiaries has knowledge of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.
(d)   As used in this Agreement, the term “Tax” or “Taxes” means all federal, state, local, and foreign income, excise, gross receipts, ad valorem, profits, gains, property, capital, sales, transfer, use, license, payroll, employment, social security, severance, unemployment, withholding, duties, excise, windfall profits, intangibles, franchise, backup withholding, value added, alternative or add-on minimum, estimated and other taxes, charges, levies or like assessments, in each case, in the nature of a Tax and imposed by a Governmental Entity with jurisdiction over Taxes, together with all penalties and additions to tax and interest thereon.
(e)   As used in this Agreement, the term “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Governmental Entity.
3.11   Employees.
(a)   Each IBTX Benefit Plan (as defined below) has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable laws, including ERISA and the Code. Except as would not reasonably be expected, individually or in the aggregate, to be material to IBTX and its Subsidiaries, taken as a whole, neither IBTX nor any of its Subsidiaries has taken any action to take corrective action or make a filing under any voluntary correction program of the IRS, Department of Labor or any other Governmental Entity with respect to any IBTX Benefit Plan, and neither IBTX nor any of its Subsidiaries has any knowledge of any plan defect that would qualify for correction under any such program. For purposes of this Agreement, the term “IBTX Benefit Plans” means all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), whether or not subject to ERISA, and all equity, bonus or incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, termination, change in control, retention, employment, welfare, insurance, medical, fringe or other benefit plans, programs, agreements, contracts, policies, arrangements or remuneration of any kind with respect to which IBTX or any Subsidiary or any trade or business of IBTX or any of its Subsidiaries, whether or not incorporated, all of which together with IBTX would, at the relevant time, be deemed a “single employer” within the meaning of Section 4001 of ERISA (a “IBTX ERISA Affiliate”), is a party or has any current or future obligation or that are maintained, contributed to or sponsored by IBTX or any of its Subsidiaries or any IBTX ERISA Affiliate for the benefit of any current or former employee, officer, director or independent contractor of IBTX or any of its Subsidiaries or any IBTX ERISA Affiliate, excluding, in each case, any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) or any plan, program, agreement, contract, policy or arrangement that is sponsored, maintained or administered by any governmental body, agency, authority or entity.
(b)   Section 3.11(b) of the IBTX Disclosure Schedule sets forth a true, correct and complete list of all IBTX Benefit Plans. IBTX has made available to SouthState true, correct and complete copies of each IBTX Benefit Plan and the following related documents, to the extent applicable: (i) all summary plan descriptions, amendments, modifications or material supplements, (ii) the most recent annual report (Form 5500) filed with the Internal Revenue Service (the “IRS”), (iii) the most recently received IRS determination letter, and (iv) the most recently prepared actuarial report.
(c)   The IRS has issued a favorable determination letter or opinion with respect to each IBTX Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “IBTX Qualified Plans”) and the related trust, which letter or opinion has not been revoked (nor has revocation been threatened), and, to the knowledge of IBTX, there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of any IBTX Qualified Plan or the related trust.
(d)   Except as would not result in any material liability to IBTX and its Subsidiaries, taken as a whole, with respect to each IBTX Benefit Plan that is subject to Section 302 or Title IV of ERISA or Section 412, 430 or 4971 of the Code: (i) the minimum funding standard under Section 302 of ERISA and Sections 412 and 430 of the Code has been satisfied and no waiver of any minimum funding standard or any extension of any amortization period has been requested or granted, (ii) no such plan is in “at-risk” status for purposes of Section 430 of the Code or in “critical” status for purposes of Section 302 of the Code, (iii) the present value of accrued benefits under such IBTX Benefit Plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such IBTX Benefit Plan’s actuary with respect to such IBTX Benefit Plan, did not, as of its latest valuation date, exceed the then current fair market value of the assets of such IBTX Benefit Plan allocable to such accrued benefits, (iv) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, (v) all premiums to the Pension Benefit Guaranty Corporation (the “PBGC”) have been timely paid in full and (vi) the PBGC has not instituted proceedings to terminate any such IBTX Benefit Plan. In addition, no liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is expected to be incurred by IBTX or any of its Subsidiaries or any IBTX ERISA Affiliate.
(e)   None of IBTX and its Subsidiaries nor any IBTX ERISA Affiliate has, at any time during the last six years, contributed to or been obligated to contribute to a Multiemployer Plan or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”), and none of IBTX and its Subsidiaries nor any IBTX ERISA Affiliate has incurred any liability that has not been satisfied to a Multiemployer Plan or Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or Multiple Employer Plan.
(f)   Except as would not result in any material liability to IBTX and its Subsidiaries, taken as a whole, no IBTX Benefit Plan provides for any post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code.
(g)   Except as would not reasonably be expected to result in any material liability to IBTX and its Subsidiaries, taken as a whole, all contributions required to be made to any IBTX Benefit Plan by applicable law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any IBTX Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of IBTX.
(h)   There are no pending or threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations which have been asserted or instituted, and, to IBTX’s knowledge, no set of circumstances exists which may reasonably give rise to a claim or lawsuit, against the IBTX Benefit Plans, any fiduciaries thereof with respect to their duties to the IBTX Benefit Plans or the assets of any of the trusts under any of the IBTX Benefit Plans that would reasonably be expected to result in any material liability of the Company or any of its Subsidiaries, taken as a whole.
(i)   Except as would not reasonably be expected to, either individually or in the aggregate, have a Material Adverse Effect on IBTX, none of IBTX and its Subsidiaries nor any IBTX ERISA Affiliate has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA) which would reasonably be expected to subject any of the IBTX Benefit Plans or their related trusts, IBTX, any of its Subsidiaries or any IBTX ERISA Affiliate to any material Tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.
(j)   Except pursuant to arrangements established by SouthState or its Affiliates effective on and after the Effective Time, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in the acceleration of vesting, exercisability, funding or delivery of, or increase in the amount or value of, any payment, right or other benefit to any employee, officer, director or other service provider of IBTX or any of its Subsidiaries, or result in any limitation on the right of IBTX or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any IBTX Benefit Plan or related trust on or after the Effective Time. Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) to any employee, officer, director or other individual service provider of IBTX or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) under any IBTX Benefit Plan will be an “excess parachute payment” within the meaning of Section 280G of the Code.
(k)   No IBTX Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code, or otherwise.
(l)   The transactions contemplated by this Agreement will not cause or require IBTX or any of its Affiliates to establish or make any contribution to a rabbi trust or similar funding vehicle.
(m)   Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on IBTX and its Subsidiaries, taken as a whole, there are no pending or, to IBTX’s knowledge, threatened labor grievances or unfair labor practice claims or charges against IBTX or any of its Subsidiaries, or any strikes or other labor disputes against IBTX or any of its Subsidiaries. Neither IBTX nor any of its Subsidiaries is party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of IBTX or any of its Subsidiaries and, there are no pending or, to the knowledge of IBTX, threatened organizing efforts by any union or other group seeking to represent any employees of IBTX or any of its Subsidiaries.
(n)   IBTX and its Subsidiaries are, and have been since December 31, 2021 in compliance with all applicable laws relating to labor and employment, including those relating to labor management relations, wages, hours, overtime, employee classification, discrimination, sexual harassment, civil rights, affirmative action, work authorization, immigrant, safety and health, information privacy and security, workers compensation, continuation coverage under group health plans, wage payment and the related payment and withholding of Taxes, except for failures to comply that have not resulted and would not reasonably be expected to result in any material liability to IBTX and its Subsidiaries, taken as a whole.
(o)   In the past five years, neither IBTX nor any of its Subsidiaries has entered into a settlement agreement with a current or former officer, an employee or individual independent contractor of IBTX or its Subsidiaries that substantially involves allegations relating to sexual harassment by either (i) an executive officer of IBTX or its Subsidiaries or (ii) an employee at the level of Senior Vice President or above of IBTX or its Subsidiaries. In the past five years, to the knowledge of IBTX, no allegations of sexual harassment have been made against (x) an executive officer of IBTX or its Subsidiaries or (y) an employee at the level of Senior Vice President or above of IBTX or its Subsidiaries.
3.12   SEC Reports.   IBTX has previously made available to SouthState an accurate and complete copy of each (a) final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC since December 31, 2021 by IBTX pursuant to the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act (the “IBTX Reports”), and (b) communication mailed by IBTX to its shareholders since December 31, 2021 and prior to the date hereof, and no such IBTX Report or communication, as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. Since December 31, 2021, as of their respective dates, all IBTX Reports filed or furnished under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto. No executive officer of IBTX has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding comments from, or unresolved issues raised by, the SEC with respect to any of the IBTX Reports.
3.13   Compliance with Applicable Law.
(a)   IBTX and each of its Subsidiaries hold, and have at all times since December 31, 2021, held, all licenses, registrations, franchises, certificates, variances, permits, charters and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, registration, franchise, certificate, variance, permit, charter or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on IBTX, and, to the knowledge of IBTX, no suspension or cancellation of any such necessary license, registration, franchise, certificate, variance, permit, charter or authorization is threatened.
(b)   Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on IBTX, IBTX and each of its Subsidiaries have complied with and are not in default or violation under any applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to IBTX or any of its Subsidiaries, including all laws, rules and policies and all restrictions and requirements contained in any contract to which IBTX or any of its Subsidiaries are bound, in each case relating to (i) the privacy of users of the products, services and websites of their business and/or (ii) the collection, use, storage, disclosure and other processing of any data or information that could reasonably be used to identify any person, or that otherwise constitutes personal data or personal information under applicable law (“Personal Data”), the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, Title V of the Gramm-Leach-Bliley Act, any and all sanctions or regulations enforced by the Office of Foreign Assets Control of the United States Department of Treasury and any other law, policy or guideline relating to bank secrecy, discriminatory lending, financing or leasing practices, consumer protection, money laundering prevention, foreign assets control, U.S. sanctions laws and regulations, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, the Coronavirus Aid, Relief and Economic Security (CARES) Act (the “Cares Act”) and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans. Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on IBTX, IBTX and its Subsidiaries have established and maintain a system of internal controls designed to ensure compliance in all material respects by IBTX and its Subsidiaries with applicable financial recordkeeping and reporting requirements of applicable money laundering prevention laws in jurisdictions where IBTX and its Subsidiaries conduct business.
(c)   IBTX Bank has received an Institution Community Reinvestment Act rating of “satisfactory” or better in its most recently completed Community Reinvestment Act examination.
(d)   IBTX maintains a written information privacy and security program that maintains reasonable measures to protect the privacy, confidentiality and security of all Personal Data and any other material confidential information against any (i) loss or misuse, (ii) unauthorized or unlawful operations performed thereon, or (iii) other act or omission that compromises the security or confidentiality thereof (clauses (i) through (iii), a “Security Breach”). To the knowledge of IBTX, neither IBTX nor any of its Subsidiaries have experienced any Security Breach that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on IBTX. To the knowledge of IBTX, there are no data security or other technological vulnerabilities with respect to its information technology systems or networks that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on IBTX. No claims or actions have been asserted, or to the knowledge of IBTX, threatened, against IBTX or any of its Subsidiaries alleging a violation of such person’s privacy, personal or confidentiality rights under any applicable laws, rules, policies, procedures or contracts, that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on IBTX.
(e)   Without limitation, none of IBTX or any of its Subsidiaries, or to the knowledge of IBTX, any director, officer, employee, agent or other person acting on behalf of IBTX or any of its Subsidiaries has, directly or indirectly, (i) used any funds of IBTX or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of IBTX or any of its Subsidiaries, (iii) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (iv) established or maintained any unlawful fund of monies or other assets of IBTX or any of its Subsidiaries, (v) made any fraudulent entry on the books or records of IBTX or any of its Subsidiaries or (vi) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business, to obtain special concessions for IBTX or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for IBTX or any of its Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department, except, in each case, as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on IBTX.
(f)   As of the date hereof, each of IBTX and IBTX Bank is “well-capitalized” (as such term is defined in the relevant regulation of the institution’s primary federal regulator) and, as of the date hereof, neither IBTX nor IBTX Bank has received any indication from a Governmental Entity that its status as “well-capitalized” or that the Community Reinvestment Act rating of IBTX Bank will be downgraded within one year from the date of this Agreement.
(g)   Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on IBTX, (i) IBTX and each of its Subsidiaries have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state, federal and foreign law and (ii) none of IBTX, any of its Subsidiaries, or any of its or its Subsidiaries’ directors, officers or employees, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account are true, correct and complete and accurately reflect the assets and results of such fiduciary account.
3.14   Certain Contracts.
(a)   Except as set forth in Section 3.14(a) of the IBTX Disclosure Schedule or as filed with any IBTX Reports, as of the date hereof, neither IBTX nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral), but excluding any IBTX Benefit Plan:

(i)   which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);
(ii)   which contains a provision that materially restricts the conduct of any line of business by IBTX or any of its Subsidiaries or upon consummation of the Mergers will materially restrict the ability of the Surviving Entity or any of its Affiliates to engage or compete in any line of business or in any geographic region (including any non-compete or client or customer non-solicitation requirement and any exclusivity or exclusive dealing provisions with such an effect) (excluding customary non-solicitation covenants contained in vendor agreements entered into in the ordinary course);
(iii)   which is a collective bargaining agreement or similar agreement with any labor organization;
(iv)   that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of IBTX or its Subsidiaries, taken as a whole;
(v)   that (A) relates to the incurrence of indebtedness by IBTX or any IBTX Subsidiary (including any sale and leaseback transactions, securitizations, off-balance sheet financing arrangements, capitalized leases and other similar financing arrangements), other than those entered into in the ordinary course of business consistent with past practice or (B) provides for the guaranty, support, indemnification, assumption or endorsement by IBTX or any of its Subsidiaries of, or any similar commitment by IBTX or any of its Subsidiaries with respect to, the obligations, liabilities or indebtedness of any other person, excluding endorsements made for collection, repurchase or resell agreements, letters of credit and guaranties made in the ordinary course of business;
(vi)   relating to the lease of personal property having a value in excess of $300,000 in the aggregate;
(vii)   in which (i) IBTX or any of its Subsidiaries grants any right, license or covenant not to sue with respect to any Intellectual Property (other than non-exclusive licenses granted to customers in the ordinary course of business consistent with past practice) or (ii) IBTX or any of its Subsidiaries obtains any right, license or covenant not to sue with respect to any Intellectual Property (other than licenses for commercial off-the-shelf software which are generally available on non-discriminatory pricing terms with aggregate annual payments of less than $250,000);
(viii)   relating to any joint venture, partnership, limited liability company agreement or other similar agreement or arrangement;
(ix)   which relates to capital expenditures and involves future payments in excess of $1,000,000 in the aggregate;
(x)   which is not terminable on 60 days or less notice and involves the payment of more than $1,000,000 per annum;
(xi)   that is a settlement, consent or similar agreement and contains any material continuing obligations of IBTX or any of its Subsidiaries; or
(xii)   that relates to the acquisition or disposition of any person, business or asset (including any merger agreement, asset purchase agreement, stock purchase agreement, deposit assumption agreement, loss sharing agreement or other commitment to a Regulatory Agency in connection with the acquisition of a depository institution) and under which IBTX or its Subsidiaries have or may have a material obligation or liability.
Each contract, arrangement, commitment or understanding of the type described in this Section 3.14(a), whether or not set forth in the IBTX Disclosure Schedule, is referred to herein as a “IBTX Contract.” IBTX has made available to SouthState true, correct and complete copies of each IBTX Contract in effect as of the date hereof.
(b)   (1) Each IBTX Contract is valid and binding on IBTX or one of its Subsidiaries, as applicable, and in full force and effect, except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on IBTX, (2) IBTX and each of its Subsidiaries have in all material respects complied with and performed all obligations required to be complied with or performed by any of them to date under each IBTX Contract, except where such noncompliance or nonperformance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on IBTX, (3) to the knowledge of IBTX, each third-party counterparty to each IBTX Contract has in all material respects complied with and performed all obligations required to be complied with and performed by it to date under such IBTX Contract, except where such noncompliance or nonperformance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on IBTX, (4) neither IBTX nor any of its Subsidiaries has knowledge of, or has received notice of, any violation of any IBTX Contract by any of the other parties thereto which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on IBTX, (5) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material breach or default on the part of IBTX or any of its Subsidiaries, or to the knowledge of IBTX, any other party thereto, of or under any such IBTX Contract, except where such breach or default, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on IBTX and (6) except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on IBTX, since December 31, 2021, no third party counterparty to any IBTX Contract has exercised or threatened in writing to exercise any force majeure (or similar) provision to excuse non-performance or performance delays in any IBTX Contract as a result of any pandemic.
3.15   Agreements with Regulatory Agencies.   Subject to Section 9.14, neither IBTX nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since December 31, 2021, a recipient of any supervisory letter from, or since December 31, 2021, has adopted any policies, procedures or board resolutions at the request or suggestion of, any Regulatory Agency or other Governmental Entity that currently restricts in any material respect or would reasonably be expected to restrict in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the IBTX Disclosure Schedule, a “IBTX Regulatory Agreement”), nor has IBTX or any of its Subsidiaries been advised in writing, or to IBTX’s knowledge, orally, since December 31, 2021, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering, or requesting any such IBTX Regulatory Agreement.
3.16   Risk Management Instruments.   Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on IBTX, all interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of IBTX or any of its Subsidiaries or for the account of a customer of IBTX or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Regulatory Agency and with counterparties reasonably believed to be financially responsible at the time and are legal, valid and binding obligations of IBTX or one of its Subsidiaries enforceable in accordance with their terms (except as may be limited by the Enforceability Exceptions). IBTX and each of its Subsidiaries have duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued, and, to IBTX’s knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereto.
3.17   Environmental Matters.   Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on IBTX, IBTX and its Subsidiaries are in compliance, and have complied since December 31, 2021, with all federal, state or local law, regulation, order, decree, permit, authorization, common law or agency requirement relating to: (a) the protection or restoration of the environment, health and safety as it relates to hazardous substance exposure or natural resource damages, (b) the handling, use, presence, disposal, release or threatened release of, or exposure to, any hazardous substance or (c) noise, odor, wetlands, indoor air, pollution, contamination or any injury to persons or property from exposure to any hazardous substance (collectively, “Environmental Laws”). There are no legal, administrative, arbitral or other proceedings, claims or actions, or to the knowledge of IBTX, any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on IBTX or any of its Subsidiaries of any liability or obligation arising under any Environmental Law pending or threatened against IBTX, which liability or obligation would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on IBTX. To the knowledge of IBTX, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on IBTX. IBTX is not subject to any agreement, order, judgment, decree, letter agreement or memorandum of agreement by or with any court, Governmental Entity, Regulatory Agency or other third party imposing any liability or obligation with respect to the foregoing that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on IBTX.
3.18   Investment Securities and Commodities.   Each of IBTX and its Subsidiaries has good title in all material respects to all securities and commodities owned by it (except those sold under repurchase agreements) which are material to IBTX’s business on a consolidated basis, free and clear of any Lien, except to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of IBTX or its Subsidiaries. Such securities and commodities are valued on the books of IBTX in accordance with GAAP in all material respects. IBTX and each of its Subsidiaries employ, to the extent applicable, investment, securities, risk management and other policies, practices and procedures that IBTX believes are prudent and reasonable in the context of their respective businesses, and IBTX and each of its Subsidiaries have, since December 31, 2021, been in compliance with such policies, practices and procedures in all material respects.
3.19   Real Property.   Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on IBTX, IBTX or a IBTX Subsidiary (a) has good and marketable title to all the real property reflected in the latest audited balance sheet included in the IBTX Reports as being owned by IBTX or a IBTX Subsidiary or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “IBTX Owned Properties”), free and clear of all Liens, except (i) statutory Liens securing payments not yet due, (ii) Liens for real property Taxes not yet due and payable, (iii) easements, rights of way, and other similar encumbrances that do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties, and (iv) such imperfections or irregularities of title or Liens as do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties (collectively, “Permitted Encumbrances”), and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such IBTX Reports or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) (such leasehold estates, collectively with the IBTX Owned Properties, the “IBTX Real Property”), free and clear of all Liens, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the knowledge of IBTX, the lessor. There are no pending or, to the knowledge of IBTX, threatened condemnation proceedings against the IBTX Real Property.
3.20   Intellectual Property.   Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on IBTX: (a)(i) IBTX and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any Liens), all Intellectual Property used in or otherwise necessary for the conduct of its business as currently conducted, (ii) to the knowledge of IBTX, neither IBTX nor any of its Subsidiaries have, since December 31, 2021, infringed, misappropriated or otherwise violated, or is infringing, misappropriating or otherwise violating, any other person’s rights in Intellectual Property, or violated or breached any applicable license pursuant to which IBTX or any of its Subsidiaries acquired the right to use any Intellectual Property and (iii) no person has asserted in writing to IBTX or any of its Subsidiaries within the past six years that IBTX or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of any person; (b) to the knowledge of IBTX, no person is challenging, infringing on or otherwise violating, any right of IBTX or any of its Subsidiaries with respect to any Intellectual Property owned by IBTX or its Subsidiaries; (c) neither IBTX nor any of its Subsidiaries have received any written notice of any pending claim challenging any Intellectual Property owned by IBTX or any of its Subsidiaries (including with respect to the ownership, abandonment, cancellation or enforceability thereof); and (d) IBTX and its Subsidiaries have used reasonable best efforts to safeguard its and their material trade secrets and other confidential information, and avoid the abandonment, cancellation or unenforceability of all Intellectual Property owned by IBTX and its

Subsidiaries. For purposes of this Agreement, “Intellectual Property” means any and all intellectual property or proprietary rights of any kind arising in any jurisdiction, including in or with respect to any and all: trademarks, service marks, brand names, internet domain names, social media identifiers and accounts, corporate names, logos, symbols, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; inventions, discoveries and ideas, whether patentable or not, in any jurisdiction; patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), all improvements thereto, and any renewals, extensions or reissues thereof, in any jurisdiction; nonpublic information, trade secrets and know-how, including processes, technologies, protocols, formulae, prototypes and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any person; data and database rights; computer software (including source code, object code, firmware, operating systems and specifications); writings and other works, whether copyrightable or not and whether in published or unpublished works, in any jurisdiction; registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof; and all rights to sue or recover and retain damages and costs and attorneys’ fees for past, present and future infringement, misappropriation or other violation of any of the foregoing.
3.21   Related Party Transactions.   There are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions (including any transactions entered into or to be entered into in connection with the transactions contemplated hereby), between IBTX or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of IBTX or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) five percent (5%) or more of the outstanding IBTX Common Stock (or any of such person’s immediate family members or Affiliates) (other than Subsidiaries of IBTX) on the other hand, of the type required to be reported in any IBTX Report pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act that have not been so reported.
3.22   State Takeover Laws.   The Board of Directors of IBTX has approved this Agreement and the transactions contemplated hereby and has taken all such other necessary actions as required to render inapplicable to such agreements and transactions the provisions of any potentially applicable takeover laws of any state, including any “moratorium,” “control share,” “fair price,” “takeover” or “interested shareholder” law or any similar provisions of the IBTX Certificate or IBTX Bylaws (collectively, with any similar provisions of the SouthState Articles or SouthState Bylaws, “Takeover Statutes”). In accordance with Section 10.354 of the TBOC, no appraisal or dissenters’ rights will be available to the holders of IBTX Common Stock in connection with the Merger.
3.23   Reorganization.   IBTX has not taken any action and has no knowledge of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.
3.24   Opinion.   Prior to the execution of this Agreement, the Board of Directors of IBTX has received an opinion (which if initially rendered orally, has been or will be confirmed by written opinion of the same date) from Keefe, Bruyette & Woods, Inc. to the effect that as of the date thereof and based upon and subject to the matters set forth therein, the Exchange Ratio provided for in the Merger is fair from a financial point of view to the holders of IBTX Common Stock. Such opinion has not been amended or rescinded as of the date of this Agreement.
3.25   IBTX Information.   The information relating to IBTX and its Subsidiaries or that is provided by IBTX, its Subsidiaries or their respective Representatives for inclusion in the Joint Proxy Statement, the S-4 or in any other document filed with any Regulatory Agency or Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The portion of the Joint Proxy Statement relating to IBTX and its Subsidiaries will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The portion of the S-4 relating to IBTX or any of its Subsidiaries will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder. Notwithstanding the foregoing, no representation or warranty is made by IBTX with respect to statements made or incorporated by reference therein based on information provided or supplied by or on behalf of SouthState or its Subsidiaries for inclusion in the Proxy Statement or the S-4.
3.26   Loan Portfolio.
(a)   As of the date hereof, except as set forth in Section 3.26(a) of the IBTX Disclosure Schedule, neither IBTX nor any of its Subsidiaries is a party to any written or oral loan, loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”) in which IBTX or any Subsidiary of IBTX is a creditor that, as of March 31, 2024, had an outstanding balance of $1,000,000 or more and under the terms of which the obligor was, as of March 31, 2024 over 90 days or more delinquent in payment of principal or interest. Set forth in Section 3.26(a) of the IBTX Disclosure Schedule is a true, correct and complete list of (i) all of the Loans of IBTX and its Subsidiaries that, as of March 31, 2024, had an outstanding balance of $1,000,000 and were classified by IBTX as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the borrower thereunder, together with the aggregate principal amount of and accrued and unpaid interest on such Loans, by category of Loan (e.g., commercial, consumer, etc.), together with the aggregate principal amount of such Loans by category, and (ii) each asset of IBTX or any of its Subsidiaries that, as of March 31, 2024, is classified as “Other Real Estate Owned” and the book value thereof.
(b)   Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on IBTX, each Loan of IBTX or any of its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of IBTX and its Subsidiaries as secured Loans, has been secured by valid charges, mortgages, pledges, security interests, restrictions, claims, liens or encumbrances, as applicable, which have been perfected, and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions.
(c)   Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on IBTX, each outstanding Loan of IBTX or any of its Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the written underwriting standards of IBTX and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.
(d)   None of the agreements pursuant to which IBTX or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contain any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.
(e)   There are no outstanding Loans made by IBTX or any of its Subsidiaries to any “executive officer” or other “insider” (as each such term is defined in Regulation O promulgated by the Federal Reserve Board) of IBTX or its Subsidiaries, other than Loans that are subject to and that were made and continue to be in compliance with Regulation O or that are exempt therefrom.
(f)   Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on IBTX, neither IBTX nor any of its Subsidiaries is now nor has it ever been since December 31, 2021 subject to any fine, suspension, settlement or other contract or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Entity or Regulatory Agency relating to the origination, sale or servicing of mortgage or consumer Loans.
(g)   As to each Loan that is secured whether in whole or in part, by a guaranty of the United States Small Business Administration or any other Governmental Entity, such guaranty is in full force and effect, and to IBTX’s knowledge, will remain in full force and effect following the Effective Time, in each case, without any further action by IBTX or any of its Subsidiaries subject to the fulfillment of their obligations under the agreement with the Small Business Administration that arise after the date hereof.

3.27   Insurance.   Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on IBTX, (a) IBTX and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of IBTX and IBTX Bank reasonably have determined to be prudent and consistent with industry practice, and IBTX and its Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof, (b) each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of current or former officers, directors and employees of IBTX and its Subsidiaries, IBTX or the relevant Subsidiary thereof is the sole beneficiary of such policies, (c) all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion, (d) there is no claim for coverage by IBTX or any of its Subsidiaries pending under any insurance policy as to which coverage has been questioned, denied or disputed by the underwriters of such insurance policy, and (e) neither IBTX nor any of its Subsidiaries has received notice of any threatened termination of, material premium increase with respect to, or material alteration of coverage under, any insurance policies.
3.28   RIA Compliance Matters.   (a) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each Subsidiary of IBTX that is registered with the SEC as an investment adviser under the U.S. Advisers Act of 1940, as amended (the “Advisers Act”, and any such Subsidiary, a “RIA Subsidiary”) is and has been, (i) at all times required by applicable law, duly registered as an investment adviser under the Advisers Act and under all applicable state statutes (if required to be so registered under applicable law), and (ii) since December 31, 2021, duly registered and licensed as an investment adviser under all other applicable laws or exempt therefrom. Except for the RIA Subsidiaries, neither IBTX nor any of its Subsidiaries provides investment management or investment advisory services, including any subadvisory services, that involve acting as an “investment adviser” within the meaning of the Advisers Act (such services, “Investment Advisory Services”) in any jurisdiction or is required to be registered under the Advisers Act or any applicable law in any jurisdiction.
(b)   Each RIA Subsidiary has designated and approved an appropriate chief compliance officer in accordance with Rule 206(4)-7 under the Advisers Act. Each RIA Subsidiary has established in compliance with requirements of applicable law, and maintained in effect at all times required by applicable law since December 31, 2021, (i) written anti-money laundering policies and procedures that incorporate, among other things, a written customer identification program, (ii) a code of ethics and a written policy regarding insider trading and the protection of material non-public information, (iii) written cyber security and identity theft policies and procedures, (iv) written supervisory procedures and a supervisory control system, (v) written policies and procedures designed to protect non-public personal information about customers, clients and other third parties, (vi) written recordkeeping policies and procedures and (vii) other policies required to be maintained by such RIA Subsidiary under applicable law, including Rules 204A-1 and 206(4)-7 under the Advisers Act, and since December 31, 2021, there has been no material violation of such policies and procedures, except, in each case under clauses (i)-(vii), as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
(c)   With respect to each RIA Subsidiary, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) none of such RIA Subsidiary, its control persons, its directors, officers, or employees (other than employees whose functions are solely clerical or ministerial), nor, to the knowledge of IBTX, any of such RIA Subsidiary’s other “associated persons” (as defined in the Advisers Act) is (A) subject to ineligibility pursuant to Section 203 of the Advisers Act to serve as a registered investment adviser or as an “associated person” of a registered investment adviser, (B) subject to disqualification pursuant to Rule 206(4)-1 under the Advisers Act or (C) subject to disqualification under Rule 506(d) of Regulation D under the Securities Act, unless in the case of clause (A), (B) or (C), such RIA Subsidiary or “associated person” has received effective exemptive relief from the SEC with respect to such ineligibility or disqualification, nor (ii) are there any pending or, to the knowledge of IBTX, threatened legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations in writing by any Regulatory Agency or other Governmental Entity that would reasonably be expected to result in the ineligibility or disqualification of such RIA Subsidiary, or any of its “associated persons” to serve in such capacities or that would provide a basis for such ineligibility or disqualification which would reasonably be expected to be, individually or in the aggregate, material to IBTX.

(d)   Each RIA Subsidiary is, and since December 31, 2021, has been, in compliance with (i) the applicable provisions of the Advisers Act and (ii) all other applicable laws of the jurisdictions in which such RIA Subsidiary acts as an investment adviser, except in each case under the foregoing clauses (i) and (ii) for such matters that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
(e)   Each RIA Subsidiary is not prohibited from charging fees to any person pursuant to Rule 206(4)-5 under the Advisers Act or any similar “pay-to-play” rule or requirement, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
(f)   Each RIA Subsidiary, and any investment advisory program sponsored by each RIA Subsidiary, is in compliance with Rule 3a-4 under the Investment Company Act.
3.29   Client Agreements.   (a) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) each investment advisory agreement entered into by an RIA Subsidiary with any client or customer of any RIA Subsidiary for Investment Advisory Services (any such client or customer, an “Advisory Client”) for the purpose of providing Investment Advisory Services to such Advisory Client (any such agreement, an “Advisory Agreement”) includes all provisions required by and complies in all respects with the Advisers Act; (ii) no Advisory Client is registered or required to be registered as an investment company under the U.S. Investment Company Act of 1940, as amended (the “Investment Company Act”); and (iii) each RIA Subsidiary does not sponsor, or act as an investment adviser or sub-adviser for, any public or private investment funds.
(b)   Each RIA Subsidiary and each of its Affiliates has complied with all applicable obligations, requirements and conditions of each Advisory Agreement, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
(c)   Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) each RIA Subsidiary does not provide Investment Advisory Services to any person other than the Advisory Clients and (ii) each RIA Subsidiary provides Investment Advisory Services to Advisory Clients solely pursuant to written Advisory Agreements.
3.30   No Other Representations or Warranties.
(a)   Except for the representations and warranties made by IBTX in this Article III, neither IBTX nor any other person makes any express or implied representation or warranty with respect to IBTX, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and IBTX hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither IBTX nor any other person makes or has made any representation or warranty to SouthState or any of its Affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to IBTX, any of its Subsidiaries or their respective businesses, or (ii) any oral or written information presented to SouthState or any of its Affiliates or representatives in the course of their due diligence investigation of IBTX, the negotiation of this Agreement or in the course of the transactions contemplated hereby, except in each case, for the representations and warranties made by IBTX in this Article III.
(b)   IBTX acknowledges and agrees that neither SouthState nor any other person on behalf of SouthState has made or is making, and IBTX has not relied upon, any express or implied representation or warranty other than those contained in Article IV.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF SOUTHSTATE
Except (a) as disclosed in the disclosure schedule delivered by SouthState to IBTX concurrently herewith (the “SouthState Disclosure Schedule”) (it being understood that (i) no item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the SouthState Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by SouthState that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to have a Material Adverse Effect, and (iii) any disclosures made with respect to a section of this Article IV shall be deemed to qualify (1) any other section of this Article IV specifically referenced or cross-referenced, and (2) any other sections of this Article IV (a) to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections), or (b) as disclosed in any SouthState Reports publicly filed with or furnished to the SEC by SouthState since December 31, 2021, and prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly cautionary, predictive or forward-looking in nature; provided that this clause (b) shall not apply to the representations and warranties set forth in Sections 4.1(a), 4.2(a), 4.3(a), 4.3(b)(i), 4.7 and 4.19), SouthState hereby represents and warrants to IBTX as follows:
4.1   Corporate Organization.
(a)   SouthState is a corporation duly organized and validly existing under the laws of the State of South Carolina, is a bank holding company duly registered under the BHC Act and has elected to be treated as a financial holding company under the BHC Act. SouthState has the corporate power and authority to own, lease or operate all of its properties and assets and to carry on its business as it is now being conducted in all material respects. SouthState is duly licensed or qualified to do business and in good standing (to the extent such concept (or a similar concept) exists in such jurisdiction) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such licensing, qualification or standing necessary, except where the failure to be so licensed or qualified or to be in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on SouthState. True and complete copies of the amended and restated articles of incorporation of SouthState, as amended (the “SouthState Articles”) and the amended and restated bylaws of SouthState, as amended (the “SouthState Bylaws”), in each case, as in effect as of the date of this Agreement, have previously been made available by SouthState to IBTX.
(b)   Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on SouthState, each Subsidiary of SouthState (an “SouthState Subsidiary”) (1) is duly organized and validly existing under the laws of its jurisdiction of organization, (2) is duly licensed or qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership, leasing or operation of property or the conduct of its business requires it to be so licensed or qualified or in good standing, and (3) has all requisite corporate power and authority to own, lease or operate its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of SouthState or any Subsidiary of SouthState to pay dividends or distributions except, in the case of SouthState or a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all similarly regulated entities. SouthState Bank is the only depository institution Subsidiary of SouthState, and the deposit accounts of SouthState Bank are insured by the FDIC through the Deposit Insurance Fund (as defined in Section 3(y) of the FDI Act) to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or threatened. Section 4.1(b) of the SouthState Disclosure Schedule sets forth a true, correct and complete list of all Subsidiaries of SouthState as of the date hereof. True and complete copies of the organizational documents of SouthState Bank as in effect as of the date of this Agreement have previously been made available by SouthState to IBTX. There is no person whose results of operations, cash flows, changes in shareholders’ equity or financial position are consolidated in the financial statements of SouthState other than the SouthState Subsidiaries.
4.2   Capitalization.
(a)   The authorized capital stock of SouthState consists of 160,000,000 shares of SouthState Common Stock, par value $2.50 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share (the “SouthState Preferred Stock”). As of May 15, 2024 there were (i) 76,190,052 shares of SouthState Common Stock issued and outstanding, including 5,920 shares of SouthState Common Stock granted in respect of outstanding restricted shares of SouthState Common Stock (“SouthState Restricted Share Awards”); (ii) 288,935 shares of SouthState Common Stock reserved for issuance upon the settlement of outstanding restricted stock units in respect of shares of SouthState Common Stock (the “SouthState RSU Awards”);

(iii) 594,197 shares of SouthState Common Stock reserved for issuance upon the settlement of outstanding SouthState PSU Awards (assuming performance goals are satisfied at the target level) or 798,050 shares of SouthState Common Stock reserved for issuance upon the settlement of outstanding SouthState PSU Awards (assuming performance goals are satisfied at the maximum level); (iv) 100,144 shares of SouthState Common Stock reserved for issuance upon the exercise of outstanding stock options to purchase shares of SouthState Common Stock (the “SouthState Stock Options”) and SouthState Warrants; and (v) no shares of SouthState Preferred Stock issued and outstanding. As of the date of this Agreement, except as set forth in the immediately preceding sentence, for changes since May 15, 2024 resulting from the exercise, vesting or settlement of any SouthState Restricted Share Awards, SouthState RSU Awards, SouthState PSU Awards and SouthState Options (collectively, “SouthState Equity Awards”) described in the immediately preceding sentence and 2,441,004 shares of SouthState Common Stock reserved for issuance pursuant to future grants under the SouthState equity incentive plans, there are no shares of capital stock or other voting securities or equity interests of SouthState issued, reserved for issuance or outstanding. All the issued and outstanding shares of SouthState Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which shareholders of SouthState may vote. As of the date hereof, no trust preferred or subordinated debt securities of SouthState are issued or outstanding except as set forth on Section 4.2(a) of the SouthState Disclosure Schedule. Other than SouthState Equity Awards, issued prior to the date of this Agreement as described in this Section 4.2(a), as of the date of this Agreement there are no outstanding subscriptions, options, warrants, stock appreciation rights, deferral units, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments or agreements of any character relating to, or securities or rights convertible or exchangeable into or exercisable for, shares of capital stock or other voting or equity securities of or ownership interest in SouthState, or contracts, commitments, understandings or arrangements by which SouthState may become bound to issue additional shares of its capital stock or other equity or voting securities of or ownership interests in SouthState or that otherwise obligate SouthState to issue, transfer, sell, purchase, redeem or otherwise acquire, any of the foregoing (collectively, “SouthState Securities”). Other than the SouthState Equity Awards, no equity or equity-based awards (including any cash awards where the amount of payment is determined in whole or in part based on the price of any capital stock of SouthState or any of its Subsidiaries) are outstanding. There are no voting trusts, shareholder agreements, proxies or other agreements in effect to which SouthState or any of its Subsidiaries is a party with respect to the voting or transfer of SouthState Common Stock, capital stock or other voting or equity securities or ownership interests of SouthState or granting any shareholder or other person any registration rights.
(b)   Except as would not, either individually or in the aggregate, reasonably be expected to be material to SouthState, SouthState owns, directly or indirectly, all the issued and outstanding shares of capital stock or other equity ownership interests of each of the SouthState Subsidiaries, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to Subsidiaries that are depository institutions, as provided under 12 U.S.C. § 55) and free of preemptive rights, with no personal liability attaching to the ownership thereof.
4.3   Authority; No Violation.
(a)   SouthState has full corporate power and authority to execute and deliver this Agreement and, subject to the shareholder and other actions described below, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (including the Merger and the Bank Merger) have been duly and validly approved by the Board of Directors of SouthState. The Board of Directors of SouthState has determined, by the unanimous vote of directors present at the applicable meeting, that the transactions contemplated hereby (including the Merger), on the terms and conditions set forth in this Agreement, are advisable and in the best interests of SouthState and its shareholders, has adopted and approved this Agreement and the transactions contemplated hereby (including the Merger and the Bank Merger), and has directed that this Agreement be submitted to SouthState’s shareholders for approval at a meeting of such shareholders and has adopted a resolution to the foregoing effect. Except for (i) the approval of this Agreement by the affirmative vote of two-thirds of the votes entitled to be cast on this Agreement by the holders of SouthState Common Stock (the “SouthState Merger Vote”), (ii) the approval of the issuance of shares of SouthState Common Stock in connection with the Merger (the “SouthState Share Issuance”) by the affirmative vote of the majority of the votes cast by the holders of SouthState Common Stock at the SouthState Meeting (the “SouthState Share Issuance Vote” and, together with the SouthState Merger Vote, the “Requisite SouthState Vote”), and (iii) the approval of the Bank Merger Agreement by SouthState as SouthState Bank’s sole shareholder, no other corporate proceedings on the part of SouthState are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by SouthState and (assuming due authorization, execution and delivery by IBTX) constitutes a valid and binding obligation of SouthState, enforceable against SouthState in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exceptions). The shares of SouthState Common Stock to be issued in the Merger have been validly authorized (subject to receipt of the Requisite SouthState Vote), and when issued, will be validly issued, fully paid and nonassessable, and no current or past shareholder of SouthState will have any preemptive right or similar rights in respect thereof.
(b)   Neither the execution and delivery of this Agreement by SouthState, nor the consummation by SouthState of the transactions contemplated hereby (including the Merger and the Bank Merger), nor compliance by SouthState with any of the terms or provisions hereof, will (i) violate any provision of the SouthState Articles, the SouthState Bylaws or the organizational documents of SouthState Bank, or (ii) assuming that the consents and approvals referred to in Section 4.4 are duly obtained, (x) violate any law, statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to SouthState or any of its Subsidiaries or any of their respective properties or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of SouthState or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which SouthState or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clauses (x) and (y) above) for such violations, conflicts, breaches, defaults, terminations, cancellations, accelerations or creations that, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on SouthState.
4.4   Consents and Approvals.   Except for (a) the filing of any required applications, filings and notices, as applicable, with the NYSE and the NASDAQ, (b) the filing of any required applications, filings, waiver requests and notices, as applicable, with the Federal Reserve Board under the BHC Act and approval or waiver of such applications, filings, waiver requests and notices, (c) the filing of any required applications, filings and notices, as applicable, with the OCC under the Bank Merger Act of 1960, and approval or waiver of such applications, filings and notices, (d) the filing of any required applications, filings and notices, as applicable, with any state bank regulatory authority with respect to SouthState Bank’s establishment and operation of IBTX Bank’s branches and other offices following the Bank Merger Effective Time, which applications, filings and notices are set forth on Section 4.4(d) of the SouthState Disclosure Schedule or Section 3.4(d) of the IBTX Disclosure Schedule, (e) the filing of any required applications, filings and notices, as applicable, with each Applicable Agency and the receipt of any required consents or approvals from each Applicable Agency, which applications, filings, notices, consents and approvals are set forth on Section 4.4(e) of the SouthState Disclosure Schedule or Section 3.4(e) of the SouthState Disclosure Schedule, (f) those additional applications, filings and notices, if any, listed on Section 3.4 of the IBTX Disclosure Schedule or Section 4.4 of the SouthState Disclosure Schedule and approval of such applications, filings and notices, (g) the filing with the SEC of the Joint Proxy Statement, and the S-4, and the declaration by the SEC of the effectiveness of the S-4 in which the Joint Proxy Statement will be included as a prospectus, (h) the filing of the Certificates of Merger with the Texas Secretary pursuant to the TBOC and the South Carolina Secretary pursuant to the SCBCA, the filing of the Bank Merger Certificates with the applicable Governmental Entities as required by applicable law, and (i) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of SouthState Common Stock pursuant to this Agreement and the approval of the listing of such SouthState Common Stock on the NYSE, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (i) the execution and delivery by SouthState of this Agreement or (ii) the consummation by SouthState of the Merger and the other transactions contemplated hereby (including the Bank Merger). As of the date hereof, SouthState has no knowledge of any reason why the necessary regulatory approvals and consents will not be received by SouthState to permit consummation of the Merger and the Bank Merger on a timely basis.
4.5   Reports.   SouthState and each of its Subsidiaries have timely filed (or furnished) all reports, forms, correspondence, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since December 31, 2021 with (a) any state regulatory authority, (b) the OCC, (c) the SEC, (d) the Federal Reserve Board, (e) the FDIC, (f) any foreign regulatory authority, and (g) any SRO (clauses (a)  – (g), collectively “SouthState Regulatory Agencies”), including any report, form, correspondence, registration or statement required to be filed (or furnished, as applicable) pursuant to the laws, rules or regulations of the United States, any state, any foreign entity or any SouthState Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file (or furnish, as applicable) such report, form, correspondence, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on SouthState. As of their respective dates, such reports, forms, correspondence, registrations and statements, and other filings, documents and instruments were complete and accurate and complied with all applicable laws, in each case, except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on SouthState. Subject to Section 9.14, except for normal examinations conducted by a SouthState Regulatory Agency in the ordinary course of business of SouthState and its Subsidiaries, no SouthState Regulatory Agency or governmental agency or authority has initiated or has pending any proceeding or, to the knowledge of SouthState, investigation into the business or operations of SouthState or any of its Subsidiaries since December 31, 2021, except where such proceedings or investigations would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on SouthState. Subject to Section 9.14, there (i) is no unresolved violation, criticism, or exception by any SouthState Regulatory Agency with respect to any report or statement relating to any examinations or inspections of SouthState or any of its Subsidiaries, and (ii) has been no formal or informal inquiries by, or disagreements or disputes with, any SouthState Regulatory Agency with respect to the business, operations, policies or procedures of SouthState or any of its Subsidiaries since December 31, 2021, in each case, which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on SouthState.
4.6   Financial Statements.
(a)   The financial statements of SouthState and its Subsidiaries included (or incorporated by reference) in the SouthState Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of SouthState and its Subsidiaries in all material respects, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of SouthState and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. Since December 31, 2021, no independent public accounting firm of SouthState has resigned (or informed SouthState that it intends to resign) or been dismissed as independent public accountants of SouthState as a result of or in connection with any disagreements with SouthState on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.
(b)   Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on SouthState, neither SouthState nor any of its Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of SouthState included in its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2024 (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since March 31, 2024, or in connection with this Agreement and the transactions contemplated hereby.

(c)   The records, systems, controls, data and information of SouthState and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership of, or leased or provided as a service to, SouthState or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership that would not reasonably be expected to have a Material Adverse Effect on SouthState. SouthState (x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to SouthState, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of SouthState by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to SouthState’s outside auditors and the audit committee of SouthState’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect SouthState’s ability to record, process, summarize and report financial information, and (ii) to the knowledge of SouthState, any fraud, whether or not material, that involves management or other employees who have a significant role in SouthState’s internal controls over financial reporting. To the knowledge of SouthState, any such disclosures were made in writing by management to SouthState’s auditors and audit committee. As of the date hereof, neither SouthState nor its independent audit firm has identified, and, to the knowledge of SouthState, no circumstances exist upon which SouthState or its independent audit firm would reasonably be expected to identify after the date hereof, any un-remediated material weakness in internal controls over financial reporting or disclosure controls and procedures. To the knowledge of SouthState, there is no reason to believe that SouthState’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.
(d)   Since December 31, 2021, (i) neither SouthState nor any of its Subsidiaries, nor, to the knowledge of SouthState, any director, officer, auditor, accountant or representative of SouthState or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of SouthState or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that SouthState or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no employee of or attorney representing SouthState or any of its Subsidiaries, whether or not employed by SouthState or any of its Subsidiaries, has reported evidence of a material violation of securities laws or banking laws, breach of fiduciary duty or similar violation by SouthState or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Board of Directors of SouthState or any committee thereof or the Board of Directors or similar governing body of any SouthState Subsidiary or any committee thereof, or to the knowledge of SouthState, to any director or officer of SouthState or any SouthState Subsidiary.
4.7   Broker’s Fees.   With the exception of the engagement of Raymond James & Associates, neither SouthState nor any SouthState Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger, the Bank Merger or related transactions contemplated by this Agreement. SouthState has disclosed to IBTX as of the date hereof the aggregate fees provided for in connection with the engagement by SouthState of Raymond James & Associates related to the Mergers and the other transactions contemplated hereunder.
4.8   Absence of Certain Changes or Events.
(a)   Since December 31, 2023, there has not been any effect, change, event, circumstance, condition, occurrence or development that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on SouthState.
(b)   Since December 31, 2023, SouthState and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.

4.9   Legal and Regulatory Proceedings.
(a)   Except as would not reasonably be expected to, either individually or in the aggregate, have a Material Adverse Effect on SouthState, neither SouthState nor any of its Subsidiaries is a party to any, and there are no outstanding or pending or, to the knowledge of SouthState, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against SouthState or any of its Subsidiaries or any of their current or former directors or executive officers or challenging the validity or propriety of the transactions contemplated by this Agreement.
(b)   Except as would not reasonably be expected to, either individually or in the aggregate, be material to SouthState, there is no injunction, order, judgment, decree, or regulatory restriction imposed upon SouthState, any of its Subsidiaries or the assets of SouthState or any of its Subsidiaries (or that, upon consummation of the Mergers, would apply to the Surviving Entity or any of its Affiliates).
4.10   Taxes and Tax Returns.
(a)   Except as would not reasonably be expected to, either individually or in the aggregate, have a Material Adverse Effect on SouthState: each of SouthState and its Subsidiaries has duly and timely filed (including all applicable extensions) all Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct and complete; neither SouthState nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any Tax Return (other than extensions to file Tax Returns obtained in the ordinary course); all Taxes of SouthState and its Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid; each of SouthState and its Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, shareholder, independent contractor or other third party; neither SouthState nor any of its Subsidiaries has granted any extension or waiver of the limitation period applicable to any Tax that remains in effect (other than extension or waiver granted in the ordinary course of business); neither SouthState nor any of its Subsidiaries has received written notice of assessment or proposed assessment in connection with any amount of Taxes, and there are no threatened in writing or pending disputes, claims, audits, examinations or other proceedings regarding any Tax of SouthState and its Subsidiaries or the assets of SouthState and its Subsidiaries; neither SouthState nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement (x) exclusively between or among SouthState and its Subsidiaries or (y) not primarily related to Taxes and entered into in the ordinary course of business consistent with past practice); neither SouthState nor any of its Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income Tax Return for which the statute of limitations is open (other than a group the common parent of which was SouthState), or (B) has any liability for the Taxes of any person (other than SouthState or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law) or otherwise as a transferee or successor.
(b)   Neither SouthState nor any of its Subsidiaries has been, within the past two years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code. Neither SouthState nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).
(c)   Neither SouthState nor any of its Subsidiaries (x) has taken or agreed to take any action that or (y) has failed to take or agreed not to take any action if the failure to take such action, in each case, could reasonably be expected to result in the covenants set forth in Section 6.20 not being satisfied, provided that taking any action expressly required or contemplated by this Agreement shall not cause SouthState to be in breach of this representation. As of the date of this Agreement, neither SouthState nor any of its Subsidiaries has knowledge of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

4.11   Employees.
(a)   Except as would not reasonably be expected to, either individually or in the aggregate, have a Material Adverse Effect on SouthState, each SouthState Benefit Plan (as defined below) has been established, operated and administered in accordance with its terms and the requirements of all applicable laws, including ERISA and the Code. For purposes of this Agreement, the term “SouthState Benefit Plans” means all employee benefit plans (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and all equity, bonus or incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, termination change in control, retention, employment, welfare, insurance, medical, fringe or other benefit plans, programs, agreements, contracts, policies, arrangements or remuneration of any kind with respect to which SouthState or any Subsidiary or any trade or business of SouthState or any of its Subsidiaries, whether or not incorporated, all of which together with SouthState would be deemed a “single employer” within the meaning of Section 4001 of ERISA (a “SouthState ERISA Affiliate”), is a party or has any current or future obligation or that are maintained, contributed to or sponsored by SouthState or any of its Subsidiaries or any SouthState ERISA Affiliate for the benefit of any current or former employee, officer, director or independent contractor of SouthState or any of its Subsidiaries or any SouthState ERISA Affiliate, excluding, in each case, any Multiemployer Plan or any plan, program, agreement, contract, policy or arrangement that is sponsored, maintained or administered by any governmental body, agency, authority or entity.
(b)   Except as would not reasonably be expected to, either individually or in the aggregate, have a Material Adverse Effect on SouthState, with respect to each SouthState Benefit Plan that is subject to Section 302 or Title IV of ERISA or Section 412, 430 or 4971 of the Code: (i) the minimum funding standard under Section 302 of ERISA and Sections 412 and 430 of the Code has been satisfied and no waiver of any minimum funding standard or any extension of any amortization period has been requested or granted, (ii) no such plan is in “at-risk” status for purposes of Section 430 of the Code or in “critical” status for purposes of Section 302 of the Code, (iii) the present value of accrued benefits under such SouthState Benefit Plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such SouthState Benefit Plan’s actuary with respect to such SouthState Benefit Plan, did not, as of its latest valuation date, exceed the then current fair market value of the assets of such SouthState Benefit Plan allocable to such accrued benefits, (iv) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, (v) all premiums to the PBGC have been timely paid in full, (vi) the PBGC has not instituted proceedings to terminate any such SouthState Benefit Plan and (vii) no liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is expected to be incurred by SouthState or any of its Subsidiaries.
(c)   None of SouthState and its Subsidiaries nor any SouthState ERISA Affiliate has, at any time during the last six years, contributed to or been obligated to contribute to a Multiemployer Plan or a Multiple Employer Plan, and none of SouthState and its Subsidiaries nor any SouthState ERISA Affiliate has incurred any liability that has not been satisfied to a Multiemployer Plan or Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or Multiple Employer Plan.
(d)   There are no pending or threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations which have been asserted or instituted, and, to SouthState’s knowledge, no set of circumstances exists which may reasonably give rise to a claim or lawsuit, against the SouthState Benefit Plans, any fiduciaries thereof with respect to their duties to the SouthState Benefit Plans or the assets of any of the trusts under any of the SouthState Benefit Plans, except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on SouthState.
4.12   SEC Reports.   SouthState has previously made available to IBTX an accurate and complete copy of each (a) final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC since December 31, 2021 by SouthState pursuant to the Securities Act or the Exchange Act (the “SouthState Reports”), and (b) communication mailed by SouthState to its shareholders since December 31, 2021 and prior to the date hereof, and no such SouthState Report or communication, as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. Since December 31, 2021, as of their respective dates, all SouthState Reports filed or furnished under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto. No executive officer of SouthState has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding comments from, or unresolved issues raised by, the SEC with respect to any of the SouthState Reports.
4.13   Compliance with Applicable Law.
(a)   SouthState and each of its Subsidiaries hold, and have at all times since December 31, 2021, held, all licenses, registrations, franchises, certificates, variances, permits charters and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, registration, franchise, certificate, variance, permit, charter or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on SouthState, and to the knowledge of SouthState, no suspension or cancellation of any such necessary license, registration, franchise, certificate, variance, permit, charter or authorization is threatened.
(b)   Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on SouthState, SouthState and each of its Subsidiaries have complied with, and are not in default or violation under any, applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to SouthState or any of its Subsidiaries, including all laws, rules and policies and all restrictions and requirements contained in any contract to which SouthState or any of its Subsidiaries are bound, in each case relating to (i) the privacy of users of the products, services and websites of their business and/or (ii) the collection, use, storage, disclosure and other processing of any Personal Data, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, Title V of the Gramm-Leach-Bliley Act, any and all sanctions or regulations enforced by the Office of Foreign Assets Control of the United States Department of Treasury and any other law, policy or guideline relating to bank secrecy, discriminatory lending, financing or leasing practices, consumer protection, money laundering prevention, foreign assets control, U.S. sanctions laws and regulations, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, the Cares Act and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans. Except as would not reasonably be expected to, either individually or in the aggregate, have a Material Adverse Effect on SouthState, SouthState and its Subsidiaries have established and maintain a system of internal controls designed to ensure compliance in all material respects by SouthState and its Subsidiaries with applicable financial recordkeeping and reporting requirements of applicable money laundering prevention laws in jurisdictions where SouthState and its Subsidiaries conduct business.
(c)   SouthState Bank has received an Institution Community Reinvestment Act rating of “satisfactory” or better in its most recently completed Community Reinvestment Act examination.
(d)   SouthState maintains a written information privacy and security program that maintains reasonable measures to protect the privacy, confidentiality and security of all Personal Data and any other material confidential information against any Security Breach. To the knowledge of SouthState, neither SouthState nor any of its Subsidiaries have experienced any Security Breach that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on SouthState. To the knowledge of SouthState, there are no data security or other technological vulnerabilities with respect to its information technology systems or networks that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on SouthState. No claims or actions have been asserted, or to the knowledge of

SouthState, threatened, against SouthState or any of its Subsidiaries alleging a violation of such person’s privacy, personal or confidentiality rights under any applicable laws, rules, policies, procedures or contracts, that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on SouthState.
(e)   Without limitation, none of SouthState, or any of its Subsidiaries, or to the knowledge of SouthState, any director, officer, employee, agent or other person acting on behalf of SouthState or any of its Subsidiaries has, directly or indirectly, (i) used any funds of SouthState or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of SouthState or any of its Subsidiaries, (iii) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (iv) established or maintained any unlawful fund of monies or other assets of SouthState or any of its Subsidiaries, (v) made any fraudulent entry on the books or records of SouthState or any of its Subsidiaries, or (vi) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business, to obtain special concessions for SouthState or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for SouthState or any of its Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department, except, in each case, as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on SouthState.
(f)   As of the date hereof, each of SouthState and SouthState Bank is “well-capitalized” (as such term is defined in the relevant regulation of the institution’s primary federal regulator) and, as of the date hereof, neither SouthState nor SouthState Bank has received any indication from a Governmental Entity that its status as “well-capitalized” or that the Community Reinvestment Act rating of SouthState Bank will be downgraded within one year from the date of this Agreement.
(g)   Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on SouthState, (i) SouthState and each of its Subsidiaries have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state, federal and foreign law and (ii) none of SouthState, any of its Subsidiaries, or any of its or its Subsidiaries’ directors, officers or employees, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account are true, correct and complete and accurately reflect the assets and results of such fiduciary account.
4.14   Certain Contracts.
(a)   Each contract, arrangement, commitment or understanding that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to which SouthState or any of its Subsidiaries is a party or by which SouthState or any of its Subsidiaries is bound as of the date hereof has been filed as an exhibit to the most recent Annual Report on Form 10-K filed by SouthState, or a Quarterly Report on Form 10-Q or Current Report on Form 8-K subsequent thereto (each, a “SouthState Contract”).
(b)   (1) Each SouthState Contract is valid and binding on SouthState or one of its Subsidiaries, as applicable, and in full force and effect, except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on SouthState, (2) SouthState and each of its Subsidiaries have in all material respects complied with and performed all obligations required to be complied with or performed by any of them to date under each SouthState Contract, except where such noncompliance or nonperformance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on SouthState, (3) to the knowledge of SouthState, each third-party counterparty to each SouthState Contract has in all material respects complied with and performed all obligations required to be complied with and performed by it to date under such SouthState Contract, except where such noncompliance or nonperformance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on SouthState, (4) neither SouthState nor any of its Subsidiaries has knowledge of, or has received notice of, any violation of any SouthState Contract by any of the other parties thereto which would reasonably be expected to, either individually or in the aggregate, have a Material Adverse Effect on SouthState, (5) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material breach or default on the part of SouthState or any of its Subsidiaries or, to the knowledge of SouthState, any other party thereto, of or under any such SouthState Contract, except where such breach or default, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on SouthState and (6) except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on SouthState, since December 31, 2021, no third party counterparty to any SouthState Contract has exercised or threatened in writing to exercise any force majeure (or similar) provision to excuse non-performance or performance delays in any SouthState Contract as a result of any pandemic.
4.15   Agreements with SouthState Regulatory Agencies.   Subject to Section 9.14, neither SouthState nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since December 31, 2021, a recipient of any supervisory letter from, or since December 31, 2021, has adopted any policies, procedures or board resolutions at the request or suggestion of, any SouthState Regulatory Agency or other Governmental Entity that currently restricts in any material respect or would reasonably be expected to restrict in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the SouthState Disclosure Schedule, an “SouthState Regulatory Agreement”), nor has SouthState or any of its Subsidiaries been advised in writing, or to SouthState’s knowledge, orally, since December 31, 2021, by any SouthState Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such SouthState Regulatory Agreement.
4.16   Environmental Matters.   Except as would not reasonably be expected to, either individually or in the aggregate, have a Material Adverse Effect on SouthState, SouthState and its Subsidiaries are in compliance, and have complied since December 31, 2021, with all Environmental Laws.
4.17   Risk Management Instruments.   Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on SouthState, all interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of SouthState or any of its Subsidiaries or for the account of a customer of SouthState or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Regulatory Agency and with counterparties reasonably believed to be financially responsible at the time and are legal, valid and binding obligations of SouthState or one of its Subsidiaries enforceable in accordance with their terms (except as may be limited by the Enforceability Exceptions). SouthState and each of its Subsidiaries have duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued, and, to SouthState’s knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereto.
4.18   Related Party Transactions.   Except as set forth in any SouthState Reports, there are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions (including any transactions entered into or to be entered into in connection with the transactions contemplated hereby), between SouthState or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of SouthState or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) five percent (5%) or more of the outstanding SouthState Common Stock (or any of such person’s immediate family members or Affiliates) (other than Subsidiaries of SouthState) on the other hand, of the type required to be reported in any SouthState Report pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act, that have not been so reported.

4.19   State Takeover Laws.   The Board of Directors of SouthState has approved this Agreement and the transactions contemplated hereby and has taken all such other necessary actions as required to render inapplicable to such agreements and transactions the provisions of any potentially applicable Takeover Statutes. In accordance with Section 33-13-102(b) of the SCBCA, no appraisal or dissenters’ rights will be available to the holders of SouthState Common Stock in connection with the Merger.
4.20   Reorganization.   SouthState has not taken any action and has no knowledge of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.
4.21   Opinion.   Prior to the execution of this Agreement, the Board of Directors of SouthState has received an opinion (which if initially rendered orally, has been or will be confirmed by written opinion of the same date) from Raymond James & Associates, to the effect that as of the date thereof based upon and subject to the various assumptions made, procedures followed, matters considered, and the terms, qualifications and limitations set forth in its written opinion, the Exchange Ratio is fair from a financial point of view to SouthState. Such opinion has not been amended or rescinded as of the date of this Agreement.
4.22   SouthState Information.   The information relating to SouthState and its Subsidiaries to be contained in the Joint Proxy Statement and the S-4, and the information relating to SouthState and its Subsidiaries that is provided in writing by SouthState or its representatives specifically for inclusion in any other document filed with any other Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The portion of the Joint Proxy Statement that relate only to SouthState or any of its Subsidiaries will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The S-4 (except for such portions thereof that relate only to IBTX or any of the IBTX Subsidiaries) will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.
4.23   Loan Portfolio.   Except as would not reasonably be expected to, either individually or in the aggregate, have a Material Adverse Effect on SouthState, each outstanding Loan of SouthState or any of its Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the written underwriting standards of SouthState and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on SouthState, each Loan of SouthState or any of its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of SouthState and its Subsidiaries as secured Loans, has been secured by valid charges, mortgages, pledges, security interests, restrictions, claims, liens or encumbrances, as applicable, which have been perfected, and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions.
4.24   Insurance.   Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on SouthState, SouthState and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of SouthState and SouthState Bank reasonably have determined to be prudent and consistent with industry practice, and SouthState and its Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof.
4.25   No Other Representations or Warranties.
(a)   Except for the representations and warranties made by SouthState in this Article IV, neither SouthState nor any other person makes any express or implied representation or warranty with respect to SouthState, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and SouthState hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither SouthState nor any other person makes or has made any representation or warranty to IBTX or any of its Affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to SouthState, any of its Subsidiaries or their respective businesses, or (ii) any oral or written information presented to IBTX or any of its Affiliates or representatives in the course of their due diligence investigation of SouthState, the negotiation of this Agreement or in the course of the transactions contemplated hereby, except in each case for the representations and warranties made by SouthState in this Article IV.
(b)   SouthState acknowledges and agrees that neither IBTX nor any other person on behalf of IBTX has made or is making, and SouthState has not relied upon, any express or implied representation or warranty other than those contained in Article III.
ARTICLE V
COVENANTS RELATING TO CONDUCT OF BUSINESS
5.1   Conduct of Businesses by IBTX Prior to the Effective Time.   During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement (including as set forth in Section 5.1 of the IBTX Disclosure Schedule), required by applicable law or as consented to in writing by SouthState (such consent not to be unreasonably withheld, conditioned or delayed), IBTX shall, and shall cause each of its Subsidiaries to, (a) conduct its business in the ordinary course consistent with past practice in all material respects, (b) use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships and to carry on its business with prudent banking practice and in compliance in all material respects with all applicable laws and (c) take no action that would reasonably be expected to materially and adversely affect or delay the ability of either SouthState or IBTX to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby on a timely basis.
5.2   Forbearances of IBTX.   During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement (including as set forth in Section 5.2 of the IBTX Disclosure Schedule (it being understood that any disclosures made with respect to a subsection of this Section 5.2 shall be deemed to qualify (1) any other subsection of this Section 5.2 specifically referenced or cross-referenced, and (2) any other subsections of this Section 5.2 to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other subsections)) or as required by law, IBTX shall not, and IBTX shall not permit any of its Subsidiaries to, without the prior written consent of SouthState (such consent not to be unreasonably withheld, conditioned or delayed):
(a)   other than (1) federal funds borrowings and borrowings from the Federal Home Loan Bank, in each case, with a maturity not in excess of six months, and (2) the creation of deposit liabilities or other customary banking products, issuances of letters of credit, sales of certificates of deposits, and entry into repurchase agreements, in each case (1) and (2), in the ordinary course of business on terms and in amounts consistent with past practice, incur any indebtedness for borrowed money (other than indebtedness of IBTX or any of its wholly-owned Subsidiaries, on the one hand, to IBTX or any of its wholly-owned Subsidiaries, on the other hand), or directly or indirectly, incur, assume, guarantee, endorse or otherwise as an accommodation become responsible for the indebtedness obligations or liabilities of any other individual, corporation or other entity;
(b)   (1) adjust, split, combine or reclassify any capital stock (or shares thereof);
(2)   make, declare, pay, set aside for payment or set a record date for any dividend, or any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other equity or voting securities or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable into or exercisable for any shares of its capital stock or other equity or voting securities, including any IBTX Securities or any securities of any IBTX Subsidiary except (A) regular quarterly cash dividends by IBTX at a rate not in excess of $0.38 per share of IBTX Common Stock (and corresponding dividends or dividend equivalents in respect of IBTX Equity Awards), (B) cash dividends paid by any of the Subsidiaries of IBTX to IBTX or any of its wholly-owned Subsidiaries, (C) with respect to the forfeiture, vesting, settlement or satisfaction of applicable Tax withholding of IBTX Equity Awards outstanding as of the date of this Agreement or granted thereafter not in violation of this Section 5.2 or (D) regular distributions on outstanding trust preferred securities in accordance with their terms;
(3)   grant any stock options, warrants, restricted stock units, performance stock units, phantom stock units, restricted shares or other equity or equity-based awards or interests, or grant any person any right to acquire any IBTX Securities or any securities of any IBTX Subsidiary; or
(4)   issue, sell, transfer, encumber, or authorize the issuance, sale or transfer, or otherwise permit to become outstanding any shares of capital stock or voting securities or equity interests or securities convertible (whether currently convertible or convertible only after the passage of time of the occurrence of certain events) or exchangeable into, or exercisable for, any shares of its capital stock or other equity or voting securities, including any IBTX Securities or any securities of any IBTX Subsidiary, or any options, warrants, or other rights of any kind to acquire any shares of capital stock or other equity or voting securities, including any IBTX Securities or any securities of any IBTX Subsidiary except with respect to the forfeiture, vesting, settlement or satisfaction of applicable Tax withholding of IBTX Equity Awards outstanding as of the date of this Agreement or granted thereafter not in violation of this Section 5.2;
(c)   sell, license, lease, transfer, mortgage, pledge, encumber or otherwise dispose of, or discontinue, any of its material rights, properties, assets or any business to any individual, corporation or other entity other than a wholly-owned Subsidiary, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, in each case, other than (x) in the ordinary course of business consistent with past practice or (y) pursuant to contracts or agreements in force at the date of this Agreement and set forth on Section 5.2 of the IBTX Disclosure Schedule;
(d)   except for foreclosure or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case, in the ordinary course of business consistent with past practice, make any material investment in or acquire (whether by purchase of stock or securities, contributions to capital, property transfers, merger or consolidation, or formation of a joint venture or otherwise) any other person or all or any portion of the property, assets, debt, business, deposits or properties of any other person, in each case, other than a wholly-owned Subsidiary of IBTX;
(e)   in each case, except for transactions in the ordinary course of business, (x) enter into, terminate, amend, extend or waive any material provision of, any IBTX Contract (or any contract that would constitute a IBTX Contract if in effect on the date of this Agreement), (y) make any change in any instrument or agreement governing the terms of any of its securities, other than normal renewals of contracts without material adverse changes of terms with respect to IBTX or any of its Subsidiaries (or the Surviving Entity), or (z) enter into any material contract of a type described in Section 3.3(b)(y) (or amend an existing material contract in a manner that would result in it being of a type described in Section 3.3(b)(y)), read without giving effect to any qualification as to Material Adverse Effect set forth in Section 3.3(b);
(f)   except as required pursuant to the terms of any IBTX Benefit Plan in effect as of the date of this Agreement or entered into, established or adopted after the date of this Agreement in a manner not in contravention with this Section 5.2(f), (A) increase in any manner the compensation or consulting fees, bonus, pension, welfare, fringe or other benefits, severance or termination pay of any IBTX employee or individual service provider, except (1) increases in annual salary or wage rate (and corresponding increases in incentive opportunities) in the ordinary course of business consistent with past practice that do not exceed 5% individually or 4% in the aggregate on an annualized basis and (2) for the payment of annual bonuses for completed periods based on actual performance in the ordinary course of business consistent with past practice pursuant to a IBTX Benefit Plan in effect as of the date hereof or entered into, established or adopted after the date of this Agreement in a manner not in contravention with this Section 5.2(f), (B) become a party to, establish, adopt, materially amend, commence participation in or terminate any IBTX Benefit Plan or any arrangement that would have been a IBTX Benefit Plan had it been entered into prior to this Agreement, (C) grant any new equity or equity-based awards, or amend or modify the terms of any outstanding equity or equity-based awards, under any IBTX Benefit Plan, (D) take any action to accelerate the vesting or lapsing of restrictions or payment, or fund or in any other way secure the payment, of compensation or benefits under any IBTX Benefit Plan, (E) hire any individual who would be an employee at the Executive Vice President level or above, (F) materially change any actuarial or other assumptions used to calculate funding obligations with respect to any IBTX Benefit Plan that is required by applicable law to be funded or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP or (G) forgive any loans or issue any loans (other than issuing loans in the ordinary course of business and consistent with past practice) to any IBTX employee;
(g)   (i) settle, or enter into any settlement or similar agreement with respect to, any claim, suit, action or proceeding, except involving solely monetary remedies in an amount, individually of less than $750,000 and in the aggregate less than $3,000,000, and that would not impose any material restriction on, or create any adverse precedent that would be material to, the business of it or its Subsidiaries or the Surviving Entity or (ii) waive or release any material rights or claims, or agree or consent to the issuance of any injunction, decree, order or judgment materially restricting or otherwise materially affecting its business or operations or the Surviving Entity after consummation of the Mergers;
(h)   take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;
(i)   amend its certificate or articles of incorporation, its bylaws or comparable governing documents of its Subsidiaries;
(j)   other than in consultation with SouthState Bank, (i) materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported or (ii) acquire (other than (A) by way of foreclosure or acquisitions in a bona fide fiduciary capacity or (B) in satisfaction of debts previously contracted in good faith) any debt security or equity investment or any certificates of deposit issued by other banks, other than securities rated “AA” or higher by either Standard and Poor’s Ratings Services or Moody’s Investor Service;
(k)   implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or applicable law, regulation or policies imposed by any Governmental Entity;
(l)   (i) enter into any new line of business or, other than in the ordinary course of business consistent with past practice or in consultation with SouthState, introduce any new products or services, in each case, except as required by applicable law, regulation or policies imposed by any Governmental Entity; or (ii) other than in the ordinary course of business consistent with past practice, change in any material respect its lending, investment, underwriting, risk and asset liability management, interest rate, fee pricing or other material banking or operating policies and other banking and operating, securitization and servicing policies (including any change in the maximum ratio or similar limits as a percentage of its capital exposure applicable with respect to its loan portfolio or any segment thereof), except as required by applicable law, regulation or policies imposed by any Governmental Entity;
(m)   abandon or allow to lapse any material Intellectual Property, other than in the ordinary course of business consistent with past practice;
(n)   make, change or revoke any material Tax election, change an annual Tax accounting period, adopt or change any material Tax accounting method, file any material amended Tax Return, enter into any closing agreement with respect to a material amount of Taxes, or settle any material Tax claim, audit, assessment or dispute or surrender any material right to claim a refund of Taxes;
(o)   make or acquire any new Loan (except for any Loan for which a commitment to make or acquire was entered into prior to the date of this Agreement) or issue a commitment (including a letter of credit) for any new Loan, in each case to a new client that individually contains a total credit exposure to such new client and its Affiliates of $10,000,000 or greater with respect to such new individual Loan; provided, that if SouthState does not respond to a request for consent pursuant to this Section 5.2(o) within five Business

Days of having received such request together with the relevant Loan package, such non-response shall be deemed to constitute consent;
(p)   make, or commit to make, any capital expenditures that exceed the amounts set forth in IBTX’s capital expenditure budget set forth in Section 5.2(p) of the IBTX Disclosure Schedule;
(q)   merge or consolidate itself or any of its Subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its Subsidiaries;
(r)   make any material new investment or material new commitment to invest in real estate or in any real estate development project other than by way of foreclosure or deed in lieu thereof or make any material new investment or material new commitment to develop, or otherwise take any actions to develop any material real estate owned by IBTX or any of its Subsidiaries;
(s)   file any application or make any contract or commitment for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production or servicing facility or automated banking facility;
(t)   pay, loan or advance any amount to, or sell, transfer or lease any properties or assets (real, personal or mixed, tangible or intangible) to, or enter into any agreement or arrangement with, any of its officers or directors or any of their immediate family members or any Affiliates or associates of any of its officers or directors other than routine banking relationships, compensation or business expense advancements or reimbursements in the ordinary course of business;
(u)   except for loans or extensions of credit approved and/or committed as of the date of this Agreement and subject to Section 5.2(o), without 48 hours’ notice prior to closing via email to SouthState Bank, (i) make any loan in excess of $10,000,000; (ii) purchase a participation in any loan or pool of loans in excess of the limit set forth above; (iii) renew any loan greater than $10,000,000 if the interest rate lock is more than five years, or if the loan is not fully amortizing and its maturity is 15 years or more, or (iv) renew for more than 12 months any loans greater than $5,000,000 rated “watch” or worse. For purposes of this Section 5.2(u), prior email notice would be to the Chief Credit Officer or designated Credit Administrator of SouthState Bank;
(v)   other than interest rate swaps entered into for the account of customers of IBTX or any IBTX Subsidiaries (i.e. “back-to-back” agreements) or in the ordinary course of business, enter into any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to any such transaction or transactions;
(w)   take any action that is intended or would reasonably be expected to (i) result in any of the conditions to the Merger set forth in Section 7.1 or Section 7.2 not being satisfied by the Termination Date, except as may be required by applicable law or (ii) prevent, delay or impair in any material respect its ability to consummate the transactions contemplated by this Agreement or by the Bank Merger Agreement; or
(x)   agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors or similar governing body in support of, any of the actions prohibited by this Section 5.2.
5.3   Conduct of Businesses by SouthState Prior to the Effective Time.   During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement (including as set forth in Section 5.3 of the SouthState Disclosure Schedule), required by applicable law or as consented to in writing by IBTX (such consent not to be unreasonably withheld, conditioned or delayed), SouthState shall, and shall cause each of its Subsidiaries to, (a) conduct its business in the ordinary course consistent with past practice in all material respects, (b) use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships and to carry on its business with prudent banking practice and in compliance in all material respects with all applicable laws and (c) take no action that would reasonably be expected to materially and adversely affect or delay the ability of either SouthState or IBTX to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby on a timely basis.
5.4   Forbearances of SouthState.   During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement (including as set forth in Section 5.4 of the SouthState Disclosure Schedule (it being understood that any disclosures made with respect to a subsection of this Section 5.4 shall be deemed to qualify (1) any other subsection of this Section 5.4 specifically referenced or cross-referenced, and (2) any other subsections of this Section 5.4 to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other subsections)), as required by law or as consented to in writing by IBTX (such consent not to be unreasonably withheld, conditioned or delayed), SouthState shall not, and shall not permit any of its Subsidiaries to:
(a)   adjust, split, combine or reclassify any capital stock of SouthState (or shares thereof);
(b)   make, declare, pay or set a record date for any dividend, or any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other equity or voting securities or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable into or exercisable for any shares of its capital stock or other equity or voting securities, including any SouthState Securities or any securities of any SouthState Subsidiary except, in each case, (A) regular quarterly cash dividends by SouthState at a rate not in excess of $0.55 per share of SouthState Common Stock, (B) dividends paid by any of the Subsidiaries of SouthState to SouthState or any of its wholly-owned Subsidiaries, (C) regular distributions of outstanding trust preferred securities in accordance with their terms or (D) for withholding Taxes incurred in connection with the vesting or settlement of equity compensation awards, in each case, in accordance with past practice and the terms of the applicable award agreements;
(c)   amend the SouthState Articles or the SouthState Bylaws in a manner that would materially and adversely affect the holders of IBTX Common Stock, or adversely affect the holders of IBTX Common Stock relative to other holders of SouthState Common Stock;
(d)   incur any indebtedness for borrowed money (other than indebtedness of SouthState or any of its wholly-owned Subsidiaries to SouthState or any of its Subsidiaries) that would reasonably be expected to prevent SouthState or its Subsidiaries from assuming IBTX’s or its Subsidiaries’ outstanding indebtedness;
(e)   take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;
(f)   take any action that is intended or would reasonably be expected to (i) result in any of the conditions to the Merger set forth in Section 7.1 or Section 7.3 not being satisfied by the Termination Date, except as may be required by applicable law or (ii) prevent, delay or impair in any material respect its ability to consummate the transactions contemplated by this Agreement or by the Bank Merger Agreement;
(g)   take any action that is intended or would reasonably be expected to result in a material delay in the ability of SouthState or IBTX to perform any of their obligations under this Agreement on a timely basis or a material delay in the ability of SouthState to obtain any necessary approvals of any Governmental Entity required for the transactions contemplated hereby by the Termination Date; or
(h)   agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors or similar governing body in support of, any of the actions prohibited by this Section 5.4.

5.5   No Control.   Notwithstanding anything herein to the contrary, nothing contained in this Agreement shall give either party, directly or indirectly, the right to control or direct the operations of the other party prior to the Effective Time. Prior to the Effective Time, each party shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.
ARTICLE VI
ADDITIONAL AGREEMENTS
6.1   Regulatory Matters.
(a)   Promptly after the date of this Agreement, SouthState and IBTX shall prepare and file with the SEC the Joint Proxy Statement, and SouthState shall prepare and file with the SEC the S-4, in which the Joint Proxy Statement will be included as a prospectus, and the parties shall use reasonable best efforts to make such filings no later than 45 days after the date of this Agreement. Each of SouthState and IBTX shall use its reasonable best efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filings, and SouthState and IBTX shall thereafter mail or deliver the Joint Proxy Statement to their respective shareholders. SouthState and IBTX shall use their reasonable best efforts to keep the S-4 effective for so long as necessary to consummate the transactions contemplated by this Agreement. SouthState shall also use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and IBTX shall furnish all information concerning IBTX and the holders of IBTX Common Stock as may be reasonably requested in connection with any such action.
(b)   The parties hereto shall cooperate with each other and use their reasonable best efforts to (i) promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings (and in the case of the applications, notices, petitions and filings in respect of the Requisite Regulatory Approvals, use their reasonable best efforts to make such filings within 45 days of the date of this Agreement) and (ii) obtain as promptly as practicable all permits, consents, waivers, approvals and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger and the Bank Merger), and to comply with the terms and conditions of all such permits, consents, waivers, approvals and authorizations of all such Regulatory Agencies and Governmental Entities. IBTX and SouthState shall each use, and shall each cause their applicable Subsidiaries to use, reasonable best efforts to obtain each such Requisite Regulatory Approval as promptly as reasonably practicable. SouthState and IBTX shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case, subject to applicable laws relating to the exchange of information, all the information relating to IBTX or SouthState, as the case may be, and any of their respective Subsidiaries, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties hereto agree that they will consult with each other with respect to obtaining all permits, consents, waivers, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated in this Agreement, and each party shall consult with the other in advance of any meeting or conference with any Governmental Entity in connection with the transactions contemplated by this Agreement and, to the extent permitted by such Governmental Entity, give the other party and/or its counsel the opportunity to attend and participate in such meetings and conferences, in each case subject to applicable law; and provided, that each party shall promptly advise the other party with respect to substantive matters that are addressed in any meeting or conference with any Governmental Entity which the other party does not attend or participate in connection with or affecting the transactions contemplated by this Agreement, to the extent permitted by such Governmental Entity and subject to applicable law and Section 9.14. As used in this Agreement, the term “Requisite Regulatory Approvals” shall mean all regulatory authorizations, consents, waivers, orders and approvals (and the expiration or termination of all statutory waiting periods in respect thereof) (i) from the OCC and the Federal Reserve Board (in respect of the Merger or the Bank Merger) or (ii) referred to in Section 3.4 or Section 4.4 that are necessary to consummate the transactions contemplated by this Agreement (including the Merger and the Bank Merger), except, in the case of this clause (ii), for any such authorizations, consents, waivers, orders or approvals the failure of which to be obtained would not be material to the Surviving Entity.
(c)   In furtherance and not in limitation of the foregoing, each party shall use its reasonable best efforts to avoid the entry of, or to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that would restrain, prevent or delay the Closing. Notwithstanding the foregoing, nothing contained in this Agreement shall be deemed to require SouthState or IBTX or any of their respective Subsidiaries, and neither IBTX nor any of its Subsidiaries shall be permitted (without the prior written consent of SouthState), to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the foregoing permits, consents, waivers, approvals and authorizations of Governmental Entities that would reasonably be expected to have a material adverse effect on the Surviving Entity and its Subsidiaries, taken as a whole, after giving effect to the Merger (provided that for purposes of determining whether any of the foregoing gives rise to such a “material adverse effect”, “material adverse effect” shall be measured on a scale relative only to the size of IBTX and its Subsidiaries, taken as a whole, without SouthState and its Subsidiaries) (a “Materially Burdensome Regulatory Condition”).
(d)   SouthState and IBTX shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Joint Proxy Statement, the S-4 or any other statement, filing, notice or application made by or on behalf of SouthState, IBTX or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger, the Bank Merger and the other transactions contemplated by this Agreement.
(e)   SouthState and IBTX shall promptly advise each other upon receiving any communication from any Governmental Entity whose permit, consent, waiver, approval or authorization is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained, or that the receipt of any such permit, consent, waiver, approval or authorization will be materially delayed.
(f)   Notwithstanding anything to the contrary in this Agreement, SouthState shall be entitled to direct the defense of the transactions contemplated by this Agreement before any Governmental Entity and to control the scheduling of, and strategic planning for, any meetings with, and the conducting of negotiations with, Governmental Entities regarding any Requisite Regulatory Approvals consistent with this Section 6.1, so long as SouthState shall consult with IBTX and its counsel reasonably in advance regarding the matters described in this Section 6.1, and consider in good faith all recommendations of IBTX and its counsel.
6.2   Advisory Client Consents.
(a)   IBTX shall, and shall cause each RIA Subsidiary to, use its reasonable best efforts to obtain, as promptly as reasonably practicable after the date of this Agreement in accordance with applicable law and the applicable Advisory Agreement, the consent of each Advisory Client to the deemed assignment of its Advisory Agreement as a result of the transactions contemplated hereby prior to Closing (such consent, “Client Consent”). Without limiting the generality of the foregoing, each RIA Subsidiary shall send, at least 60 days prior to Closing, notices to each Advisory Client as of the date hereof (i) informing such Advisory Client of the transactions contemplated hereby, (ii) informing such Advisory Client that such RIA Subsidiary intends to continue to provide Investment Advisory Services to such Advisory Client after the Closing and requesting such Advisory Client’s consent thereto, (iii) requesting the requisite consent of such Advisory Client to such deemed assignment and (iv), unless the Advisory Client’s Advisory Agreement requires the Advisory Client’s written consent to such deemed assignment, informing such Advisory Client that the consent of such Advisory Client will be deemed to have been provided if such Advisory Client does not notify in writing the applicable RIA Subsidiary of its objection to such deemed assignment, or of its termination of its Advisory Agreement, within sixty (60) days after the sending of such notice. At the end of such forty-five day period, if such Advisory Client has not provided written notice to the applicable RIA Subsidiary of such objection or termination, such Advisory Client shall be deemed to have provided its Client Consent for all purposes under this Agreement. In the case of a person who becomes an Advisory Client during the period from the date of this Agreement through the Closing (a “New Client”), the Client Consent of such New Client shall be deemed to have been provided for all purposes hereunder, if the relevant RIA

Subsidiary provides such New Client with disclosure prior to the entering into of its Advisory Agreement (A) informing such New Client of the transactions contemplated hereby, (B) informing such New Client that such RIA Subsidiary intends to continue to provide Investment Advisory Services to such New Client after Closing, and (C) informing such New Client that the consent of such New Client will be deemed to have been provided by the entering in to by such New Client of its Advisory Agreement. SouthState shall have a reasonable opportunity to review and comment on all materials used to seek Client Consents, or disclose the transactions contemplated hereby to New Clients, for purposes of this Section 6.2(a) prior to distribution. IBTX agrees to cause the RIA Subsidiary to cooperate with and support IBTX’s efforts under this Section 6.2(a).
(b)   Each party hereto shall reasonably cooperate in connection with obtaining the approvals and consents sought pursuant to this Section 6.2. Each party shall cause all information relating to such party and its Affiliates supplied by it for inclusion in such requests for approvals and consents contemplated by this Section 6.2, at the time of the mailing or delivery of such requests for approvals and consents or supplemental communications related thereto, to not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.
6.3   Access to Information; Confidentiality.
(a)   Upon reasonable notice and subject to applicable laws, each of IBTX and SouthState, for the purposes of enabling SouthState and IBTX to verify the representations and warranties of the other party and preparing for the Mergers and the other matters contemplated by this Agreement, shall, and shall cause its Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors and other representatives of the other party, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments, personnel, information technology systems, and records, and both IBTX and SouthState shall cooperate with the other party in preparing to execute after the Effective Time the conversion or consolidation of systems and business operations generally, and, during such period, IBTX and SouthState shall, and shall cause its Subsidiaries to, make available to the other party (i) a copy of each report, schedule, registration statement or proxy statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws or federal or state banking laws (other than reports or documents that IBTX is not permitted to disclose in accordance with Section 9.14 or otherwise under applicable law), and (ii) all other information concerning its business, properties and personnel as such party may reasonably request. Neither SouthState nor IBTX nor any of their respective Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of SouthState’s or IBTX’s, as the case may be, customers, jeopardize the attorney-client privilege of the institution in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the parties) or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.
(b)   Each of SouthState and IBTX shall hold all information furnished by or on behalf of the other party or any of such party’s Subsidiaries or Representatives pursuant to Section 6.3(a) in confidence to the extent required by, and in accordance with, the provisions of the confidentiality agreement, dated January 2, 2024 by and between SouthState and IBTX (as it may be amended in accordance with its terms, the “Confidentiality Agreement”).
(c)   No investigation by either of the parties or their respective Representatives shall affect or be deemed to modify or waive the representations and warranties of the other set forth in this Agreement.
6.4   Shareholders’ Approvals.
(a)   Each of SouthState and IBTX shall call a meeting of its shareholders (the “SouthState Meeting” and the “IBTX Meeting”, respectively, and such meetings together, the “Meetings”) to be held as soon as reasonably practicable after the S-4 is declared effective (but in no event later than 40 days after the S-4 is declared effective), for the purpose of obtaining (a) in the case of SouthState, the Requisite SouthState Vote, and, in the case of IBTX, the Requisite IBTX Vote and (b) if so desired and agreed by SouthState and

IBTX, a vote upon other matters of the type customarily brought before a meeting of shareholders in connection with the approval of a merger agreement or the transactions contemplated thereby. Each of SouthState and IBTX shall use its reasonable best efforts to cause such Meetings to occur on the same date. Subject to Section 6.4(b), each of SouthState and IBTX and its respective Board of Directors shall use its reasonable best efforts to obtain from the shareholders of SouthState and IBTX, as applicable, the Requisite SouthState Vote and the Requisite IBTX Vote, as applicable, including by communicating to the respective shareholders of SouthState and IBTX its respective recommendation (and including such recommendation in the Joint Proxy Statement) that, in the case of SouthState, the shareholders of SouthState approve this Agreement and the transactions contemplated hereby (the “SouthState Board Recommendation”), and, in the case of IBTX, the shareholders of IBTX approve this Agreement and the transactions contemplated hereby (the “IBTX Board Recommendation”). Each of SouthState and IBTX and their respective Boards of Directors shall not (i) withhold, withdraw, modify or qualify in a manner adverse to the other party the SouthState Board Recommendation, in the case of SouthState, or the IBTX Board Recommendation, in the case of IBTX, (ii) fail to make the SouthState Board Recommendation, in the case of SouthState, or the IBTX Board Recommendation, in the case of IBTX, in the Joint Proxy Statement, (iii) adopt, approve, recommend or endorse an Acquisition Proposal, or publicly announce an intention to adopt, approve, recommend or endorse an Acquisition Proposal, (iv) fail to publicly and without qualification (A) recommend against any Acquisition Proposal or (B) reaffirm the SouthState Board Recommendation, in the case of SouthState, or the IBTX Board Recommendation, in the case of IBTX, in each case within 10 Business Days (or such fewer number of days as remains prior to the applicable Meeting) after an Acquisition Proposal is made public or any request by the other party to do so, or (v) publicly propose to do any of the foregoing (any of the foregoing actions described in clauses (i) through (v), a “Recommendation Change”) or (vi) execute or enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement (other than an Acceptable Confidentiality Agreement) providing for an Acquisition Proposal (an “Alternative Acquisition Agreement”).
(b)   Notwithstanding anything in this Agreement to the contrary, subject to Section 8.1 and Section 8.2, prior to the receipt of the Requisite SouthState Vote, in the case of SouthState, and the Requisite IBTX Vote, in the case of IBTX, the Board of Directors of SouthState and the Board of Directors of IBTX, respectively, may effect a Recommendation Change, including submitting this Agreement to its respective shareholders without recommendation (which, for the avoidance of doubt, shall constitute a Recommendation Change by such party), in which event the applicable Board of Directors may communicate the basis for its lack of recommendation to its shareholders in the Joint Proxy Statement or an appropriate amendment or supplement thereto to the extent required by law (although the resolutions approving this Agreement as of the date hereof may not be rescinded or amended), if (i)(A) such Board of Directors has received after the date hereof a bona fide Acquisition Proposal which did not result from a breach of Section 6.14, which it believes in good faith, after receiving the advice of its outside counsel and its financial advisor(s), constitutes a Superior Proposal or (B) an Intervening Event has occurred, and (ii) such Board of Directors, after receiving the advice of its outside counsel and its financial advisor(s), determines in good faith that failure to take such actions would be inconsistent with its fiduciary duties under applicable law, in each case, if, but only if, (1) SouthState or IBTX, as applicable, has complied in all material respects with Section 6.14, (2) such party delivers to the other party at least four Business Days’ prior written notice of its intention to take such action, and furnishes to the other party a reasonable description of the events or circumstances giving rise to its determination to take such action (including, in the event such action is taken in response to an Acquisition Proposal, the identity of the person making such Acquisition Proposal, a copy of the proposed transaction agreement(s) and all other documents relating to such Acquisition Proposal), (3) prior to taking such action, such party negotiates, and causes its financial, legal, and other advisors to negotiate, in good faith with the other party, during the four Business Day period following such party’s delivery of the notice referred to in such sub-clause (2) above (to the extent the other party desires to so negotiate) any revision to the terms of this Agreement that the other party desires to propose, and (4) after the conclusion of such four Business Day period, the Board of Directors of SouthState or the Board of Directors of IBTX, as applicable, determines in good faith, after giving effect to all of the adjustments or revisions (if any) which may be offered by the other party pursuant to sub-clause (3) above, that, in the case of actions described in clause (i)(A) above, such Acquisition Proposal continues to constitute a Superior Proposal and in case of actions described in either clause (i)(A) or clause (i)(B) above, it nevertheless would be inconsistent with its fiduciary duties under applicable law to make or continue to make the SouthState

Board Recommendation or the IBTX Board Recommendation, as applicable (it being agreed that, if such actions are being taken in response to an Acquisition Proposal, in the event that, following delivery of the notice referred to in sub-clause (2) above, there is any material revision to the terms of such Acquisition Proposal, including any revision in price or other improvement in economic terms, the four Business Day period during which the parties agree to negotiate in good faith shall be extended, if applicable, to ensure that at least two Business Days remain to negotiate subsequent to the time IBTX notifies SouthState of any such material revision (it being understood that there may be multiple extensions)). As used in this Agreement, the term “Intervening Event” means, in the case of SouthState or IBTX, any material event, change, effect, development, condition, circumstance or occurrence arising after the date of this Agreement that (I) is not known by, nor reasonably foreseeable to, the applicable Board of Directors of such party as of the date of this Agreement and (II) does not relate to any Acquisition Proposal in respect of such party; provided, that, for the avoidance of doubt, none of the following shall be considered or taken into account in determining whether an Intervening Event has occurred: (x) changes in the trading price or trading volume of such party’s common stock (it being understood that the underlying cause of such change may be taken into account to the extent not otherwise excluded by this definition) or general developments or changes in the banking industry or in the credit, debt, financial or capital markets or in interest or exchange rates, (y) the fact alone that such party meets or exceeds any internal or published forecasts or projections for any period (it being understood that the underlying cause of such over-performance by such party may be taken into account to the extent not otherwise excluded by this definition) or (z) any event, change, effect, development, condition, circumstance or occurrence resulting from a breach of this Agreement by such party.
(c)   Notwithstanding any Recommendation Change, unless this Agreement has been terminated, the IBTX Meeting and the SouthState Meeting shall be convened and this Agreement shall be submitted to the shareholders of IBTX and SouthState at such meetings for the purpose of the shareholders of IBTX or SouthState, as the case may be, considering and voting on approval of this Agreement and any other matters required to be approved by the shareholders of such party in order to consummate the transactions contemplated by this Agreement. Additionally, unless this Agreement has been terminated, neither IBTX nor SouthState shall submit to or for a vote of its shareholders any Acquisition Proposal.
(d)   Each of SouthState and IBTX shall adjourn or postpone its Meeting if (i) as of the date of such Meeting there are insufficient shares of SouthState Common Stock or IBTX Common Stock, as applicable, represented (either in person or by proxy) to constitute the quorum necessary to conduct the business of such Meeting, (ii) as of the date of such meeting SouthState or IBTX, as applicable, has not received proxies representing a sufficient number of shares necessary for the approval of this Agreement by its shareholders, or (iii) required by applicable law in order to ensure that any required supplement or amendment to the Joint Proxy Statement required by applicable law is provided to the shareholders of SouthState or IBTX, as applicable, a reasonable amount of time prior to such Meeting; provided that, in the case of clauses (i) and (ii), without the prior written consent of the other party, neither SouthState nor IBTX, as applicable, shall adjourn or postpone its Meeting for more than five Business Days in the case of any individual adjournment or postponement or more than 20 Business Days in the aggregate.
6.5   Legal Conditions to Merger.   Subject in all respects to Section 6.1 of this Agreement, each of SouthState and IBTX shall, and shall cause its Subsidiaries to, use their reasonable best efforts (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements that may be imposed on such party or its Subsidiaries with respect to the Merger and the Bank Merger and, subject to the conditions set forth in Article VII hereof, to consummate the transactions contemplated by this Agreement and the Bank Merger Agreement and (b) to obtain (and to cooperate with the other party to obtain) any material consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party that is required to be obtained by IBTX or SouthState or any of their respective Subsidiaries in connection with the Merger, the Bank Merger and the other transactions contemplated by this Agreement and the Bank Merger Agreement.
6.6   Stock Exchange Listing.   SouthState shall cause the shares of SouthState Common Stock to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Effective Time.

6.7   Employee Matters.
(a)   From the Effective Time through the 12-month anniversary of the Closing Date, subject to Section 6.7(a) of the Company Disclosure Schedule, SouthState shall provide to each employee of IBTX and its Subsidiaries who at the Effective Time becomes an employee of the Surviving Entity or its Subsidiaries (a “Continuing Employee”): (1) base salary or base wage that is no less than the base salary or base wage provided by IBTX and its Subsidiaries to each such Continuing Employee immediately prior to the Effective Time; (2) target annual cash bonus opportunities that are no less favorable than those provided to similarly situated employees of SouthState and its Subsidiaries; (3) target long-term incentive compensation opportunities that are no less favorable than those provided similarly situated employees of SouthState and its Subsidiaries; (4) employee benefits that are in the aggregate no less favorable than those made available to similarly situated employees of SouthState and its Subsidiaries; provided that for purposes of this clause (4), “employee benefits” shall exclude equity and equity-based compensation, long-term incentives, change in control or retention bonuses or benefits, defined benefit pension benefits, retiree medical benefits and severance benefits; and (5) severance benefits for employees not otherwise party to an employment, severance, change in control, or similar contract that provides for severance that are no less favorable than the greater of (x) the severance benefits provided by IBTX and its Subsidiaries as set forth on Section 6.7(a) of the IBTX Disclosure Schedule and (y) the severance benefits generally made available to similarly situated employees of SouthState and its Subsidiaries, subject to such Continuing Employee’s execution, delivery and non-revocation of a general release in favor of IBTX, SouthState and their respective Affiliates (including the Surviving Entity).
(b)   For all purposes (including eligibility, participation, vesting and benefit accrual), except not for any purpose under any defined benefit pension plan, retiree medical plan or any frozen plan or to the extent that such credit would result in a duplication of benefits, under the SouthState Benefit Plans, service with or credited by SouthState, IBTX or any of their respective Subsidiaries or predecessors for Continuing Employees shall be treated as service with the Surviving Entity to the same extent that such service was taken into account under the analogous IBTX Benefit Plan prior to the Effective Time. With respect to any SouthState Benefit Plan in which any Continuing Employees first become eligible to participate on or after the Effective Time, SouthState shall use commercially reasonable efforts to (or cause its Subsidiary to): (A) waive all preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees and their eligible dependents, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under the analogous IBTX Benefit Plan in which such employee participated immediately prior to the Effective Time; and (B) provide each such employee and his or her eligible dependents with credit for any co-payments and deductibles paid prior to the Effective Time under a IBTX Benefit Plan (to the same extent that such credit was given under the analogous IBTX Benefit Plan in which such employee participated immediately prior to the Effective Time) in satisfying any applicable deductible or out-of-pocket requirements under such SouthState Benefit Plan, in each case, subject to SouthState receiving all applicable information as reasonably requested by SouthState, including information regarding pre-Closing co-payments and deductibles from IBTX.
(c)   If requested by SouthState in writing delivered to IBTX not less than 20 Business Days before the Closing Date, the Board of Directors of IBTX (or the appropriate committee or officers thereof) shall adopt resolutions and take such corporate action as is necessary or appropriate to terminate the IBTX 401(k) Plan (the “IBTX 401(k) Plan”), effective as of the day prior to the Closing Date and contingent upon the occurrence of the Effective Time. If SouthState requests that the IBTX 401(k) Plan be terminated, (i) IBTX shall provide SouthState with evidence that such plan has been terminated (the form and substance of which shall be subject to reasonable review and comment by SouthState) not later than two days immediately preceding the Closing Date, and (ii) the Continuing Employees shall be eligible to participate, effective as of the Effective Time, in a 401(k) plan sponsored or maintained by SouthState, the Surviving Entity or one of their Subsidiaries (the “SouthState 401(k) Plan”), it being agreed that there shall be no gap in participation in a tax-qualified defined contribution plan. SouthState and IBTX shall take any and all actions as may be required, including amendments to the IBTX 401(k) Plan and/or the SouthState 401(k) Plan, to permit the Continuing Employees to make rollover contributions to the SouthState 401(k) Plan of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) in the form of cash, notes (in the case of loans), SouthState Common Stock or a combination thereof in an amount equal to the full account balance distributed to such employee from the IBTX 401(k) Plan.

(d)   Nothing in this Agreement shall confer upon any employee, officer, director or consultant of SouthState or IBTX or any of their Subsidiaries or Affiliates any right to continue in the employ or service of the Surviving Entity, IBTX, SouthState or any Subsidiary or Affiliate thereof, or shall interfere with or restrict in any way the rights of the Surviving Entity, IBTX, SouthState or any Subsidiary or Affiliate thereof to discharge or terminate the services of any employee, officer, director or consultant of SouthState or IBTX or any of their Subsidiaries or Affiliates at any time for any reason whatsoever, with or without cause. Nothing in this Agreement shall be deemed to (i) establish, amend, or modify any IBTX Benefit Plan or SouthState Benefit Plan or any other benefit or employment plan, program, agreement or arrangement, or (ii) alter or limit the ability of the Surviving Entity or any of its Subsidiaries or Affiliates to amend, modify or terminate any particular IBTX Benefit Plan or SouthState Benefit Plan or any other benefit or employment plan, program, agreement or arrangement after the Effective Time. Without limiting the generality of Section 9.11, nothing in this Agreement, express or implied, is intended to or shall confer upon any person, including any current or former employee, officer, director or consultant of SouthState or IBTX or any of their Subsidiaries or Affiliates, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.
6.8   Indemnification; Directors’ and Officers’ Insurance.
(a)   From and after the Effective Time, the Surviving Entity shall indemnify and hold harmless and shall advance expenses as incurred, in each case, to the fullest extent permitted by applicable law, the IBTX Certificate, the IBTX Bylaws and the governing or organizational documents of any IBTX Subsidiary, each present and former director, officer or employee of IBTX and its Subsidiaries (in each case, when acting in such capacity) (collectively, the “IBTX Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages or liabilities incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the Effective Time, arising out of, or pertaining to, the fact that such person is or was a director, officer or employee of IBTX or any of its Subsidiaries and pertaining to matters, acts or omissions existing or occurring at or prior to the Effective Time, including matters, acts or omissions occurring in connection with the approval of this Agreement and the transactions contemplated by this Agreement; provided, that in the case of advancement of expenses, any IBTX Indemnified Party to whom expenses are advanced provides an irrevocable undertaking to repay such advances if it is ultimately determined that such IBTX Indemnified Party is not entitled to indemnification. The Surviving Entity shall reasonably cooperate with the IBTX Indemnified Parties, and the IBTX Indemnified Parties shall reasonably cooperate with the Surviving Entity, in the defense of any such claim, action, suit, proceeding or investigation. Without limiting the indemnification and other rights provided in this clause (a), all rights to indemnification and all limitations on liability existing in favor of the IBTX Indemnified Parties as provided in any indemnification agreement in existence on the date of this Agreement and set forth on Section 6.8 of the IBTX Disclosure Schedule shall survive the Merger and shall continue in full force and effect to the fullest extent permitted by law, and shall be honored by the Surviving Entity and its Subsidiaries or their respective successors as if they were the indemnifying party thereunder, without any amendment thereto.
(b)   For a period of six years after the Effective Time, the Surviving Entity shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by IBTX (provided, that the Surviving Entity may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the insured) with respect to claims against the present and former officers and directors of IBTX or any of its Subsidiaries arising from facts or events which occurred at or before the Effective Time (including the approval of the transactions contemplated by this Agreement); provided, however, that the Surviving Entity shall not be obligated to expend, on an annual basis, an amount in excess of 300% of the current annual premium paid as of the date hereof by IBTX for such insurance (the “Premium Cap”), and if such premiums for such insurance would at any time exceed the Premium Cap, then the Surviving Entity shall cause to be maintained policies of insurance which, in the Surviving Entity’s good faith determination, provide the maximum coverage available at an annual premium equal to the Premium Cap. In lieu of the foregoing, SouthState or IBTX, in consultation with, but only upon the consent of, SouthState, may (and at the request of SouthState, IBTX shall use its reasonable best efforts to) obtain at or prior to the Effective Time a six-year “tail” policy under IBTX’s existing directors’ and officers’ insurance policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, in the aggregate, does not exceed the Premium Cap.
(c)   The obligations of the Surviving Entity, SouthState or IBTX under this Section 6.8 shall not be terminated or modified after the Effective Time in a manner so as to adversely affect any IBTX Indemnified Party or any other person entitled to the benefit of this Section 6.8 without the prior written consent of the affected IBTX Indemnified Party or affected person.
(d)   The provisions of this Section 6.8 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each IBTX Indemnified Party and his or her heirs and representatives. If the Surviving Entity or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving entity of such consolidation or merger, or (ii) transfers all or substantially all of its assets or deposits to any other person or engages in any similar transaction, then in each such case, the Surviving Entity will cause proper provision to be made so that the successors and assigns of the Surviving Entity will expressly assume the obligations set forth in this Section 6.8.
6.9   Additional Agreements.   In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement (including any merger between a Subsidiary of SouthState, on the one hand, and a Subsidiary of IBTX, on the other hand) or to vest the Surviving Entity with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger or the Bank Merger, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by the Surviving Entity.
6.10   Advice of Changes.   SouthState and IBTX shall each promptly advise the other party of any effect, change, event, circumstance, condition, occurrence or development (i) that has had or would reasonably be expected to, either individually or in the aggregate, have a Material Adverse Effect on such first party, or (ii) that such first party believes would or would reasonably be expected to cause or constitute a material breach of any of its representations, warranties, obligations, covenants or agreements contained in this Agreement that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article VII; provided, that any failure to give notice in accordance with the foregoing with respect to any breach shall not be deemed to constitute a violation of this Section 6.10 or the failure of any condition set forth in Section 7.2 or 7.3 to be satisfied, or otherwise constitute a breach of this Agreement by the party failing to give such notice, in each case, unless the underlying breach would independently result in a failure of the conditions set forth in Section 7.2 or 7.3 to be satisfied; and provided, further, that the delivery of any notice pursuant to this Section 6.10 shall not cure any breach of, or noncompliance with, any other provision of this Agreement or limit the remedies available to the party receiving such notice.
6.11   Dividends.   After the date of this Agreement, each of SouthState and IBTX shall coordinate with the other the declaration of any dividends in respect of SouthState Common Stock and IBTX Common Stock and the record dates and payment dates relating thereto, it being the intention of the parties hereto that the holders of IBTX Common Stock shall not receive two dividends, or fail to receive one dividend, in any quarter with respect to their shares of IBTX Common Stock and any shares of SouthState Common Stock any such holder receives in exchange therefor in the Merger.
6.12   Shareholder Litigation.   Each party shall give the other party prompt notice of any shareholder litigation against such party or its directors or officers relating to the transactions contemplated by this Agreement. IBTX shall (i) give SouthState the opportunity to participate (at SouthState’s expense) in the defense or settlement of any such litigation, (ii) give SouthState a reasonable opportunity to review and comment on all filings or responses to be made by IBTX in connection with any such litigation, and will in good faith take such comments into account and (iii) not agree to settle any such litigation without SouthState’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed; provided, that the other party shall not be obligated to consent to any settlement which does not include a full release of such other party and its Affiliates or which imposes an injunction or other equitable relief after the Effective Time upon the Surviving Entity or any of its Affiliates.

6.13   Board Representation.   Prior to the Effective Time, the Board of Directors of SouthState shall take all actions necessary so that three directors of IBTX immediately prior to the Effective Time shall be appointed to the Board of Directors of SouthState as of the Effective Time (such appointed directors, the “IBTX Designated Directors”). The IBTX Designated Directors (i) shall be directors of IBTX immediately prior to the Effective Time and (ii) shall be selected by mutual agreement of SouthState and IBTX (provided that, for the avoidance of doubt, (i) the Chief Executive Officer of IBTX as of the date hereof shall be one of the IBTX Designated Directors and (ii) the Lead Independent Director of the Board of Directors of IBTX as of the date hereof shall be one of the IBTX Designated Directors).
6.14   Acquisition Proposals.
(a)   Each party will, and will cause its Representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any person other than the parties hereto with respect to any Acquisition Proposal. Each party agrees that it will not, and will cause each of its Subsidiaries not to, and will use its reasonable best efforts to cause its and their respective officers, directors, employees, agents, advisors and representatives (collectively, “Representatives”) not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate any inquiries or proposals with respect to any Acquisition Proposal, (ii) engage or participate in any negotiations with any person concerning any Acquisition Proposal, (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to any Acquisition Proposal (except to notify a person that has made or, to the knowledge of such party, is making any inquiries with respect to, or is considering making, an Acquisition Proposal, of the existence of the provisions of this Section 6.14(a)), or (iv) unless this Agreement has been terminated in accordance with its terms, approve or enter into any term sheet, letter of intent, commitment, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other similar agreement (whether written or oral, binding or nonbinding) (other than an Acceptable Confidentiality Agreement entered into in accordance with this Section 6.14) in connection with or relating to any Acquisition Proposal. Notwithstanding the foregoing, in the event that after the date of this Agreement and prior to the receipt of the Requisite SouthState Vote, in the case of SouthState, or the Requisite IBTX Vote, in the case of IBTX, a party receives an unsolicited bona fide written Acquisition Proposal that did not result from or arise in connection with a breach of this Section 6.14(a) by such party, such party may, and may permit its Subsidiaries and its and its Subsidiaries’ Representatives to, furnish or cause to be furnished confidential or nonpublic information or data and participate in such negotiations or discussions with the person making the Acquisition Proposal if the Board of Directors of such party concludes in good faith (after receiving the advice of outside counsel and financial advisor(s)) that failure to take such actions would be inconsistent with its fiduciary duties under applicable law; provided, that, prior to furnishing any confidential or nonpublic information permitted to be provided pursuant to this sentence, such party shall have provided such information to the other party and shall have entered into a confidentiality agreement with the person making such Acquisition Proposal on terms no less favorable to such party than the Confidentiality Agreement (“Acceptable Confidentiality Agreement”), which confidentiality agreement shall not provide such person with any exclusive right to negotiate with such party. Each party will promptly (within 24 hours) advise the other party following receipt of any Acquisition Proposal or any inquiry which would reasonably be expected to lead to an Acquisition Proposal and the substance thereof (including the terms and conditions of and the identity of the person making such inquiry or Acquisition Proposal), will provide the other party with an unredacted copy of any such Acquisition Proposal and any draft agreements, proposals or other materials received in connection with any such inquiry or Acquisition Proposal, and will keep the other party apprised of any related developments, discussions and negotiations on a current basis, including any amendments to or revisions of the terms of such inquiry or Acquisition Proposal. Each party shall use its reasonable best efforts to enforce any existing confidentiality or standstill agreements to which it or any of its Subsidiaries is a party in accordance with the terms thereof. As used in this Agreement, “Acquisition Proposal” shall mean, with respect to a party, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry relating to, or any third-party indication of interest in, (i) any acquisition or purchase, direct or indirect, of 25% or more of the consolidated assets of such party and its Subsidiaries or 25% or more of any class of equity or voting securities of such party or its Subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of such party, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning 25% or more of any class of equity or voting securities of such party or its Subsidiaries whose assets, individually or in the aggregate, constitute

25% or more of the consolidated assets of such party, or (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving such party or its Subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of such party. As used in this Agreement, “Superior Proposal” shall mean, with respect to a party, any bona fide written Acquisition Proposal which the Board of Directors of such party determines, in good faith, after taking into account all legal, financial, regulatory, and other aspects of such proposal (including the amount, form, and timing of payment of consideration, the financing thereof, any associated break-up or termination fees, including those provided for in this Agreement, expense reimbursement provisions, and all conditions to consummation) and the person making the proposal, and after consulting with its financial advisor (which shall be a nationally recognized investment banking firm) and outside legal counsel, is (i) more favorable from a financial point of view to such party’s shareholders than the transactions contemplated by this Agreement (taking into account any proposal by the other party to amend the terms of this Agreement pursuant to Section 6.4(b)) and (ii) if accepted, reasonably likely to be timely consummated on the terms set forth; provided, however, that for purposes of this definition of Superior Proposal, references to “25%” in the definition of Acquisition Proposal shall be deemed to be references to “50%.” It is agreed that any violation of the restrictions on a party set forth in this Section 6.14(a) by any officer, director, employee, consultant, advisor or other representative of such party or any of its Subsidiaries, in each case acting on behalf of such party or any of its Subsidiaries, shall be a breach of this Section 6.14(a) by such party.
(b)   Nothing contained in this Agreement shall prevent a party or its Board of Directors from complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act or Item 1012(a) of Regulation M-A with respect to an Acquisition Proposal or from making any legally required disclosure to such party’s shareholders; provided, that such rules will in no way eliminate or modify the effect that any action pursuant to such rules would otherwise have under this Agreement.
6.15   Public Announcements.   IBTX and SouthState agree that the initial press release with respect to the execution and delivery of this Agreement shall be a release mutually agreed to by the parties. Thereafter, each of the parties agrees that no public release or announcement or statement concerning this Agreement or the transactions contemplated hereby shall be issued by any party without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except (i) as required by applicable law or the rules or regulations of any applicable Governmental Entity or stock exchange to which the relevant party is subject, in which case the party required to make the release or announcement shall consult with the other party about, and allow the other party reasonable time to comment on, such release or announcement in advance of such issuance, (ii) for such releases, announcements or statements that are consistent with other such releases, announcement or statements made after the date of this Agreement in compliance with this Section 6.15, (iii) with respect to any Acquisition Proposal or Superior Proposal (subject to Section 6.4 and Section 6.14) or (iv) for statements that are reasonably necessary in connection with a party enforcing its rights under this Agreement in any litigation between the parties relating to this Agreement. It is understood that SouthState shall assume primary responsibility for the preparation of joint press releases relating to this Agreement, the Mergers and the other transactions contemplated hereby.
6.16   Change of Method.   IBTX and SouthState shall be empowered, upon their mutual agreement, at any time prior to the Effective Time, to change the method or structure of effecting the combination of IBTX and SouthState (including the provisions of Article I), if and to the extent they both deem such change to be necessary, appropriate or desirable; provided, that unless this Agreement is amended by agreement of each party in accordance with Section 9.1, no such change shall (i) alter or change the Exchange Ratio or the number of shares of SouthState Common Stock received by holders of IBTX Common Stock in exchange for each share of IBTX Common Stock, (ii) adversely affect the Tax treatment of IBTX’s shareholders or SouthState’s shareholders pursuant to this Agreement, (iii) adversely affect the Tax treatment of IBTX or SouthState pursuant to this Agreement or (iv) materially impede or delay the consummation of the transactions contemplated by this Agreement in a timely manner. The parties agree to reflect any such change in an appropriate amendment to this Agreement executed by both parties in accordance with Section 9.1.

6.17   Takeover Statutes.   Neither party nor its Board of Directors shall take any action that would cause any Takeover Statute to become applicable to this Agreement, the Merger, or any of the other transactions contemplated hereby, and each shall take all necessary steps to exempt (or ensure the continued exemption of) the Merger and the other transactions contemplated hereby from any applicable Takeover Statute now or hereafter in effect. If any Takeover Statute may become, or may purport to be, applicable to the transactions contemplated hereby, each party and the members of their respective Boards of Directors will grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any Takeover Statute on any of the transactions contemplated by this Agreement, including, if necessary, challenging the validity or applicability of any such Takeover Statute.
6.18   Treatment of IBTX Indebtedness.   At and after the Effective Time, SouthState shall assume the due and punctual performance and observance of the covenants to be performed by IBTX under the indentures set forth on Section 6.18 of the IBTX Disclosure Schedule, and the due and punctual payment of the principal of (and premium, if any) and interest on, the notes governed thereby. In connection therewith, prior to the Effective Time, SouthState and IBTX shall cooperate and use reasonable best efforts to execute and deliver any supplemental indentures, officer’s certificates or other documents, and the parties hereto shall cooperate and use reasonable best efforts to provide any opinion of counsel to the trustee thereof required to make such assumption effective as of the Effective Time.
6.19   Exemption from Liability Under Section 16(b).   IBTX and SouthState agree that, in order to most effectively compensate and retain IBTX Insiders, both prior to and after the Effective Time, it is desirable that IBTX Insiders not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable law in connection with the conversion of shares of IBTX Common Stock into shares of SouthState Common Stock in the Merger and the conversion of IBTX Equity Awards into corresponding SouthState Equity Awards in the Merger, and for that compensatory and retentive purposes agree to the provisions of this Section 6.19. IBTX shall deliver to SouthState in a reasonably timely fashion prior to the Effective Time accurate information regarding those officers and directors of IBTX subject to the reporting requirements of Section 16(a) of the Exchange Act (the “IBTX Insiders”), and the Board of Directors of SouthState and of IBTX, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall reasonably promptly thereafter, and in any event prior to the Effective Time, take all such steps as may be required to cause (in the case of IBTX) any dispositions of IBTX Common Stock or IBTX Equity Awards by the IBTX Insiders, and (in the case of SouthState) any acquisitions of SouthState Common Stock or SouthState Equity Awards by any IBTX Insiders who, immediately following the Merger, will be officers or directors of the Surviving Entity subject to the reporting requirements of Section 16(a) of the Exchange Act, in each case, pursuant to the transactions contemplated by this Agreement, to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act to the fullest extent permitted by applicable law.
6.20   Certain Tax Matters.   Each of IBTX and SouthState shall use its reasonable best efforts to cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Each of IBTX and SouthState shall use its reasonable best efforts and shall cooperate with one another to obtain the opinion of counsel referred to in Section 7.2(c) and Section 7.3(c). In connection with the foregoing, (a) IBTX shall deliver to the nationally recognized tax counsel that is delivering the opinion referred to in Section 7.2(c) and Section 7.3(c) a duly executed letter of representations customary for transactions of this type and reasonably satisfactory to either such counsel (the “IBTX Tax Certificate”), and (b) SouthState shall deliver to the nationally recognized tax counsel that is delivering the opinion referred to in Section 7.2(c) and Section 7.3(c) a duly executed letter of representations customary for transactions of this type and reasonably satisfactory to either such counsel (the “SouthState Tax Certificate”), in the case of each of clauses (a) and (b), at such times as either such counsel shall reasonably request.
6.21   IBTX Subsidiary Matters.   IBTX shall, and shall cause the IBTX Subsidiaries to, use their respective reasonable best efforts to cause the IBTX Subsidiaries set forth on Section 6.21 of the IBTX Disclosure Schedule to be merged with and into another IBTX Subsidiary, or otherwise dissolved and their affairs wound up, prior to Closing.

ARTICLE VII
CONDITIONS PRECEDENT
7.1   Conditions to Each Party’s Obligation to Effect the Merger.   The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:
(a)   Shareholder Approvals.   (i) This Agreement shall have been approved by the shareholders of SouthState by the Requisite SouthState Vote and (ii) this Agreement shall have been approved by the shareholders of IBTX by the Requisite IBTX Vote.
(b)   NYSE Listing.   The shares of SouthState Common Stock that shall be issuable pursuant to this Agreement shall have been authorized for listing on the NYSE, subject to official notice of issuance.
(c)   Regulatory Approvals.   (i) All Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated and (ii) no such Requisite Regulatory Approval shall have resulted in the imposition of any Materially Burdensome Regulatory Condition.
(d)   S-4.   The S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the S-4 shall have been issued, and no proceedings for such purpose shall have been initiated or threatened by the SEC and not withdrawn.
(e)   No Injunctions or Restraints; Illegality.   No order, injunction or decree issued by any court or Governmental Entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or the Bank Merger shall be in effect. No law, statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal consummation of the Merger or the Bank Merger.
7.2   Conditions to Obligations of SouthState.   The obligation of SouthState to effect the Merger is also subject to the satisfaction, or waiver by SouthState, at or prior to the Effective Time, of the following conditions:
(a)   Representations and Warranties.   The representations and warranties of IBTX set forth in Section 3.2(a) and Section 3.8(a) (in each case, after giving effect to the lead-in to Article III) shall be true and correct (other than, in the case of Section 3.2(a), such failures to be true and correct as are de minimis), in each case, as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date), and the representations and warranties of IBTX set forth in Section 3.1(a), Section 3.1(b) (but only with respect to IBTX Bank), Section 3.2(b) (but only with respect to IBTX Bank), Section 3.3(a) and Section 3.7 (in each case, read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but after giving effect to the lead-in to Article III) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date). All other representations and warranties of IBTX set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article III) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date); provided, however, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on IBTX or the Surviving Entity. SouthState shall have received a certificate dated as of the Closing Date and signed on behalf of IBTX by the Chief Executive Officer or the Chief Financial Officer of IBTX to the foregoing effect.

(b)   Performance of Obligations of IBTX.   IBTX shall have performed in all material respects the obligations, covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date, and SouthState shall have received a certificate dated as of the Closing Date and signed on behalf of IBTX by the Chief Executive Officer or the Chief Financial Officer of IBTX to such effect.
(c)   Federal Tax Opinion.   SouthState shall have received the opinion from Davis Polk & Wardwell LLP (or, if Davis Polk & Wardwell LLP is unwilling or unable to issue the opinion, another nationally recognized law firm), in form and substance reasonably satisfactory to SouthState, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in the SouthState Tax Certificate and the IBTX Tax Certificate.
7.3   Conditions to Obligations of IBTX.   The obligation of IBTX to effect the Merger is also subject to the satisfaction, or waiver by IBTX, at or prior to the Effective Time of the following conditions:
(a)   Representations and Warranties.   The representations and warranties of SouthState set forth in Section 4.2(a) and Section 4.8(a) (in each case, after giving effect to the lead-in to Article IV) shall be true and correct (other than, in the case of Section 4.2(a), such failures to be true and correct as are de minimis), in each case, as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date), and the representations and warranties of SouthState set forth in Section 4.1(a), Section 4.1(b) (but only with respect to SouthState Bank), Section 4.2(b) (but only with respect to SouthState Bank), Section 4.3(a) and Section 4.7 (in each case, read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but after giving effect to the lead-in to Article IV) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date). All other representations and warranties of SouthState set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article IV) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date), provided, however, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on SouthState. IBTX shall have received a certificate dated as of the Closing Date and signed on behalf of SouthState by the Chief Executive Officer or the Chief Financial Officer of SouthState to the foregoing effect.
(b)   Performance of Obligations of SouthState.   SouthState shall have performed in all material respects the obligations, covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date, and IBTX shall have received a certificate dated as of the Closing Date and signed on behalf of SouthState by the Chief Executive Officer or the Chief Financial Officer of SouthState to such effect.
(c)   Federal Tax Opinion.   IBTX shall have received the opinion from Wachtell, Lipton, Rosen & Katz (or, if Wachtell, Lipton, Rosen & Katz is unwilling or unable to issue the opinion, another nationally recognized law firm), in form and substance reasonably satisfactory to IBTX, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in the SouthState Tax Certificate and the IBTX Tax Certificate.

ARTICLE VIII
TERMINATION AND AMENDMENT
8.1   Termination.   This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Requisite SouthState Vote or the Requisite IBTX Vote:
(a)   by mutual written consent of SouthState and IBTX;
(b)   by either SouthState or IBTX if any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of the Merger or the Bank Merger and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final and nonappealable order, injunction, decree or other legal restraint or prohibition permanently enjoining or otherwise prohibiting or making illegal the consummation of the Merger or the Bank Merger, unless the failure to obtain a Requisite Regulatory Approval shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the obligations, covenants and agreements of such party set forth herein;
(c)   by either SouthState or IBTX if the Merger shall not have been consummated on or before the 15-month anniversary of the date of this Agreement (the “Termination Date”), unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the obligations, covenants and agreements of such party set forth herein;
(d)   by either SouthState or IBTX (provided, that the terminating party is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained herein) if there shall have been a breach of any of the obligations, covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true) set forth in this Agreement on the part of IBTX, in the case of a termination by SouthState, or SouthState, in the case of a termination by IBTX, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the Closing Date, the failure of a condition set forth in Section 7.2(a) or Section 7.2(b), in the case of a termination by SouthState, or Section 7.3(a) or Section 7.3(b), in the case of a termination by IBTX, and which is not cured within 30 days following written notice to IBTX, in the case of a termination by SouthState, or SouthState, in the case of a termination by IBTX, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the Termination Date);
(e)   by SouthState, prior to the receipt of the Requisite IBTX Vote, if (i) IBTX or the Board of Directors of IBTX shall have made a Recommendation Change or (ii) IBTX or the Board of Directors of IBTX shall have committed a material breach of its obligations under Section 6.4 or 6.14;
(f)   by IBTX, prior to the receipt of the Requisite SouthState Vote, if (i) SouthState or the Board of Directors of SouthState shall have made a Recommendation Change or (ii) SouthState or the Board of Directors of SouthState shall have committed a material breach of its obligations under Section 6.4 or 6.14; or
(g)   by either IBTX or SouthState, if (i) the Requisite IBTX Vote shall not have been obtained upon a vote thereon taken at the IBTX Meeting (including any adjournment or postponement thereof) or (ii) the Requisite SouthState Vote shall not have been obtained upon a vote thereon taken at the SouthState Meeting (including any adjournment or postponement thereof).
8.2   Effect of Termination.
(a)   (i) In the event of termination of this Agreement by either SouthState or IBTX as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of SouthState, IBTX, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that (i) Section 6.3(b) (Access to Information, Confidentiality), Section 6.15 (Public Announcements), this Section 8.2 and Article IX (other than Section 9.12) shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, neither SouthState nor IBTX shall be relieved or released from any liabilities or damages arising out of its Fraud or its willful and material breach of any provision of this Agreement (including the loss to the shareholders of IBTX or SouthState, as applicable, of the benefits of the transactions contemplated by this Agreement, including, in the case of IBTX, the loss of the premium (if any) to which the shareholders of IBTX would have been entitled). “Fraud” shall mean actual common law fraud under Delaware law in the making of the representations and warranties expressly set forth in Article III or Article IV, but not constructive fraud, equitable fraud or negligent misrepresentation or omission, and “willful and material breach” shall mean a material breach of, or material failure to perform any of the covenants or other agreements contained in, this Agreement that is a consequence of an act or failure to act by the breaching or non-performing party with actual knowledge that such party’s act or failure to act would, or would reasonably be expected to, result in or constitute such breach of or such failure of performance under this Agreement.
(b)   (i) In the event that after the date of this Agreement and prior to the termination of this Agreement, a bona fide Acquisition Proposal with respect to IBTX shall have been communicated to or otherwise made known to the Board of Directors or senior management of IBTX or shall have been made directly to the shareholders of IBTX or any person shall have publicly announced (and not withdrawn at least two Business Days prior to the IBTX Meeting) an Acquisition Proposal with respect to IBTX, and (A)(x) thereafter this Agreement is terminated by either SouthState or IBTX pursuant to Section 8.1(c) (Termination Date) without the Requisite IBTX Vote having been obtained (and all other conditions set forth in Section 7.1 and Section 7.3 were satisfied or were capable of being satisfied prior to such termination), (y) thereafter this Agreement is terminated by SouthState pursuant to Section 8.1(d) (IBTX Breach) as a result of a willful breach or (z) thereafter this Agreement is terminated by SouthState or IBTX pursuant to Section 8.1(g)(i) (IBTX No Vote) and (B) prior to the date that is 12 months after the date of such termination, IBTX enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then IBTX shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay SouthState, by wire transfer of same-day funds, a fee equal to $60,915,000 (the “IBTX Termination Fee”); and
(ii)   In the event that after the date of this Agreement and prior to the termination of this Agreement, a bona fide Acquisition Proposal with respect to SouthState shall have been communicated to or otherwise made known to the Board of Directors or senior management of SouthState or shall have been made directly to the shareholders of SouthState or any person shall have publicly announced (and not withdrawn at least two Business Days prior to the SouthState Meeting) an Acquisition Proposal with respect to SouthState, and (A)(x) thereafter this Agreement is terminated by either SouthState or IBTX pursuant to Section 8.1(c) (Termination Date) without the Requisite SouthState Vote having been obtained (and all other conditions set forth in Section 7.1 and Section 7.2 were satisfied or were capable of being satisfied prior to such termination), (y) thereafter this Agreement is terminated by IBTX pursuant to Section 8.1(d) (SouthState Breach) as a result of a willful breach or (z) thereafter this Agreement is terminated by SouthState or IBTX pursuant to Section 8.1(g)(ii) (SouthState No Vote) and (B) prior to the date that is 12 months after the date of such termination, SouthState enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then SouthState shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay IBTX, by wire transfer of same-day funds, a fee equal to $186,000,000 (the “SouthState Termination Fee”);
provided, that for purposes of this Section 8.2(b), all references in the definition of Acquisition Proposal to “25%” shall instead refer to “50%.”
(c)   (i) In the event that this Agreement is terminated by SouthState pursuant to Section 8.1(e) (IBTX Recommendation Change) or by IBTX or SouthState pursuant to Section 8.1(c) (Termination Date) or Section 8.1(g)(i) (IBTX No Vote), in each case, at a time when this Agreement was terminable by SouthState pursuant to Section 8.1(e) (IBTX Recommendation Change), then IBTX shall pay SouthState, by wire transfer of same-day funds, the IBTX Termination Fee within two Business Days of the date of termination or (ii) in the event that this Agreement is terminated by IBTX pursuant to Section 8.1(f) (SouthState Recommendation Change) or by IBTX or SouthState pursuant to Section 8.1(c) (Termination Date) or Section 8.1(g)(ii) (SouthState No Vote), in each case, at a time when this Agreement was terminable by SouthState pursuant to Section 8.1(f) (SouthState Recommendation Change), then SouthState shall pay IBTX, by wire transfer of same-day funds, the SouthState Termination Fee within two Business Days of the date of termination.

(d)   Notwithstanding anything to the contrary in this Agreement, but without limiting the right of any party to recover liabilities or damages arising out of the other party’s Fraud or willful and material breach of any provision of this Agreement, in no event shall either party be required to pay the SouthState Termination Fee or the IBTX Termination Fee, as the case may be, more than once.
(e)   Each of SouthState and IBTX acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other party would not enter into this Agreement; accordingly, if a party fails promptly to pay the amount due pursuant to this Section 8.2, and, in order to obtain such payment, the other party commences a suit which results in a judgment against the non-paying party for the IBTX Termination Fee or SouthState Termination Fee, as applicable, or any portion thereof, such non-paying party shall pay the costs and expenses of the other party (including attorneys’ fees and expenses) in connection with such suit. In addition, if a party fails to pay the amounts payable pursuant to this Section 8.2, then such party shall pay interest on such overdue amounts at a rate per annum equal to the “prime rate” published in the Wall Street Journal on the date on which such payment was required to be made for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full.
ARTICLE IX
GENERAL PROVISIONS
9.1   Amendment.   Subject to compliance with applicable law, this Agreement may be amended by the parties hereto at any time before or after the receipt of the Requisite SouthState Vote or the Requisite IBTX Vote; provided, however, that after the receipt of the Requisite SouthState Vote or Requisite IBTX Vote there may not be, without further approval of the shareholders of SouthState and IBTX, as applicable, any amendment of this Agreement that requires such further approval under applicable law. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing signed on behalf of each of the parties hereto.
9.2   Extension; Waiver.   At any time prior to the Effective Time, each of the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered by such other party pursuant hereto, and (c) waive compliance with any of the agreements or satisfaction of any conditions for its benefit contained in this Agreement; provided, however, that after the receipt of the Requisite SouthState Vote or Requisite IBTX Vote, there may not be, without further approval of the shareholders of SouthState or IBTX, as applicable, any extension or waiver of this Agreement or any portion thereof that requires such further approval under applicable law. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.
9.3   Nonsurvival of Representations, Warranties and Agreements.   None of the representations, warranties, obligations, covenants and agreements in this Agreement (or in any certificate delivered pursuant to this Agreement) shall survive the Effective Time, except for Section 6.8 and Section 6.13 and for those other obligations, covenants and agreements contained in this Agreement which by their terms apply in whole or in part after the Effective Time.
9.4   Expenses.   Except as otherwise expressly provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense; provided that the costs and expenses of printing and mailing the Joint Proxy Statement and all filing and other fees paid to Governmental Entities in connection with the Mergers and the other transactions contemplated hereby shall be borne equally by SouthState and IBTX.
9.5   Notices.   All notices and other communications hereunder shall be in writing and shall be deemed given (a) on the date of delivery, if delivered personally or if by e-mail transmission (with confirmation of receipt requested), (b) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing, if mailed by registered or certified mail (return receipt requested) or (c) on the first

Business Day following the date of dispatch, if delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):
(a)   if to IBTX, to:
Independent Bank Group, Inc.
7777 Henneman Way
McKinney, Texas 75070
Attention:
David R. Books
Ankita Puri

E-mail:
David.Brooks@ifinancial.com
Ankita.Puri@ifinancial.com

With a copy (which shall not constitute notice) to:
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
United States
Attention:
Jacob A. Kling
Steven R. Green

E-mail:
JAKling@wlrk.com
SRGreen@wlrk.com

and
(b)   if to SouthState, to:
SouthState Corporation
1101 First Street South
Winter Haven, Florida 33880
Attention:
John C. Corbett, CEO

Cc:
Beth S. DeSimone, CRO and GC

Email:
jcorbett@southstatebank.com
bdesimone@southstatebank.com

With a copy (which shall not constitute notice) to each of:
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
United States
Attention:
George R. Bason, Jr.
Evan Rosen

Email:
george.bason@davispolk.com
evan.rosen@davispolk.com

9.6   Interpretation.   The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The word “or” shall not be exclusive. References to “the date hereof” shall mean the date of this Agreement. As used in this Agreement, the “knowledge” of IBTX means the actual knowledge of any of the persons listed on Section 9.6 of the IBTX Disclosure Schedule, and the “knowledge” of SouthState means the actual knowledge of any of the persons listed on Section 9.6 of the SouthState Disclosure Schedule. As used in this Agreement,

(a) the term “person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature, (b) an “Affiliate” of a specified person is any person that directly or indirectly controls, is controlled by, or is under common control with, such specified person, (c) the term “made available” means any document or other information that was (i) provided by one party or its representatives to the other party and its representatives by 5:00 p.m., Eastern Time, on the date prior to the date hereof, (ii) included in the virtual data room of a party prior to the date hereof, or (iii) filed or furnished by a party with the SEC and publicly available on EDGAR at least one day prior to the date hereof, (d) “Business Day” means any day other than a Saturday, a Sunday or a day on which banks in New York, New York are authorized by law or executive order to be closed and (e) the “transactions contemplated hereby” and “transactions contemplated by this Agreement” shall include the Merger and the Bank Merger. Nothing contained in this Agreement shall require any party or person to take any action in violation of applicable law.
9.7   Counterparts.   This Agreement may be executed in counterparts (including by transmission of duly executed signature pages in .pdf format), all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.
9.8   Entire Agreement.   This Agreement (including the documents and instruments referred to herein) together with the Confidentiality Agreement constitutes the entire agreement among the parties and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.
9.9   Governing Law; Jurisdiction.
(a)   This Agreement shall be governed by and construed in accordance with the internal, substantive laws of the State of Delaware applicable to agreements entered into and to be performed solely within such state, without regard to any applicable conflicts of law principles (except that matters relating to the fiduciary duties of the Board of Directors of (x) SouthState shall be subject to the laws of the State of South Carolina and (y) IBTX shall be subject to the laws of the State of Texas).
(b)   Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in any federal or state court of competent jurisdiction located in the State of Delaware (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party, and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 9.5.
9.10   Waiver of Jury Trial.   EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.10.

9.11   Assignment; Third-Party Beneficiaries.   Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. This Agreement (including the documents and instruments referred to herein) is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth in this Agreement, except (a) as otherwise specifically provided in Section 6.8, which is intended to benefit each IBTX Indemnified Party, and (b) the rights of IBTX, on behalf of the IBTX shareholders (each of which are third party beneficiaries of this Agreement to the extent required for this provision to be enforceable), and the rights of SouthState, on behalf of the SouthState shareholders (each of which are third party beneficiaries of this Agreement to the extent required for this provision to be enforceable), to pursue specific performance as set forth in Section 9.12 or, if specific performance is not sought or granted as a remedy, damages (including damages based on the loss of the benefits of the transactions contemplated by this Agreement to such shareholders, including, in the case of IBTX, the loss of the premium (if any) to which the shareholders of IBTX would have been entitled) in accordance with Section 8.2 in the event of Fraud or willful and material breach of any provision of this Agreement, it being agreed that in no event shall any IBTX or SouthState shareholder be entitled to enforce any of their rights, or any of the party’s obligations, under this Agreement directly in the event of any such breach, but rather that (i) IBTX shall have the sole and exclusive right to do so in its sole and absolute discretion, as agent for the IBTX shareholders, and (ii) SouthState shall have the sole and exclusive right to do so in its sole and absolute discretion, as agent for the SouthState shareholders, and IBTX or SouthState, as applicable, may retain any amounts obtained in connection therewith. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance herewith without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.
9.12   Specific Performance.   The parties hereto agree that irreparable damage, for which monetary damages (even if available) would not be an adequate remedy, would occur if any provision of this Agreement were not performed in accordance with the terms hereof and, accordingly, that the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Merger), in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate, and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.
9.13   Severability.   Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.
9.14   Confidential Supervisory Information.   Notwithstanding any other provision of this Agreement, no disclosure, representation or warranty shall be made (or other action taken) pursuant to this Agreement that would involve the disclosure of confidential supervisory information (including confidential supervisory information as defined in 12 C.F.R. § 261.2(c) and as identified in 12 C.F.R. § 309.5(g)(8)) of a Governmental Entity by any party to this Agreement to the extent prohibited by applicable law. To the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances in which the limitations of the preceding sentence apply.

9.15   Delivery by Electronic Transmission.   This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waives any such defense.
[Signature Page Follows]

IN WITNESS WHEREOF, SouthState and IBTX have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.
SOUTHSTATE CORPORATION
By:
/s/ John C. Corbett

Name:
John C. Corbett

Title:
Chief Executive Officer

INDEPENDENT BANK GROUP, INC.
By:
/s/ David R. Brooks

Name:
David R. Brooks

Title:
Chairman of the Board and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

EXECUTION VERSION
Exhibit A
Form of IBTX Support Agreement
SUPPORT AGREEMENT
This Support Agreement (this “Agreement”), dated as of May 17, 2024, is entered into by and among SouthState Corporation, a South Carolina corporation (“SouthState”), and the undersigned shareholders (the “Shareholder”) of Independent Bank Group, Inc., a Texas corporation (“IBTX”).
WHEREAS, subject to the terms and conditions of the Agreement and Plan of Merger (as the same may be amended, supplemented or modified, the “Merger Agreement”), dated as of the date hereof, between SouthState and IBTX, IBTX will be merged with and into SouthState, with SouthState as the surviving corporation (the “Merger”);
WHEREAS, as of the date of this Agreement, the Shareholder owns beneficially or of record, and has the power to vote or direct the voting of, the shares of common stock, par value $0.01 per share, of IBTX (the “Common Stock”) set forth next to such Shareholder’s name on Schedule A hereto (all such shares, the “Existing Shares”);
WHEREAS, the Board of Directors of IBTX has approved, by the unanimous vote of directors present, the Merger and declared advisable and adopted the Merger Agreement, approved the execution, delivery and performance of the Merger Agreement by IBTX and the consummation of the transactions contemplated thereby, and has resolved to submit the Merger Agreement to its shareholders for approval and to recommend that its shareholders approve the Merger Agreement; and
WHEREAS, the Shareholder is supportive of the Merger Agreement and the transactions contemplated thereby, including the Merger, and has determined that it is in his, her or its best interests to enter into this Agreement to provide for his, her or its support for the Merger Agreement and such transactions, and this Agreement is further a condition and inducement for SouthState to enter into the Merger Agreement.
NOW THEREFORE, in consideration of the foregoing, the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, intending to be legally bound, the parties hereto agree as follows:
1.
Definitions.   Capitalized terms not defined in this Agreement have the meanings assigned to those terms in the Merger Agreement.

2.
Effectiveness; Termination.   This Agreement shall be effective upon signing. This Agreement shall automatically terminate and be null and void and of no effect upon (and may only be terminated upon) the earliest to occur of the following: (a) termination of the Merger Agreement for any reason in accordance with its terms, (b) IBTX or the Board of Directors of IBTX having made a Recommendation Change in accordance with Section 6.4 of the Merger Agreement (provided that such Recommendation Change is approved by the Board of Directors of IBTX) or (c) the Effective Time; provided that (i) this Section 2 and Sections 10 through 17 hereof shall survive any such termination and (ii) such termination shall not relieve any party of any liability or damages resulting from any willful or material breach of any of its representations, warranties, covenants or other agreements set forth herein.

3.
Support Agreement.   From the date hereof until the earlier of (a) the Closing or (b) the termination of the Merger Agreement in accordance with its terms (the “Support Period”), the Shareholder irrevocably and unconditionally hereby agrees that at any meeting (whether annual or special and each postponement, recess, adjournment or continuation thereof) of IBTX’s shareholders, however called, and in connection with any written consent of IBTX’s shareholders, the Shareholder shall (i) appear at such meeting or otherwise cause all of such Shareholder’s Existing Shares and all other shares of Common Stock or voting securities over which such Shareholder has acquired, after the date hereof, beneficial or record ownership and the power to vote or direct the voting thereof (including any shares of Common Stock acquired by means of purchase, dividend or distribution, or issued upon the exercise of any stock options to acquire Common Stock or the conversion of any convertible securities, or pursuant to any other equity awards or derivative securities (including any IBTX Equity Awards) or otherwise) (together with the Existing Shares, the “Shares”), as of the applicable record date, to be counted as present thereat for purposes of calculating a quorum, and (ii) vote or cause to be voted (including by proxy or written consent, if applicable) all such Shares (A) in favor of the approval of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, (collectively, the “Transactions”), (B) in favor of any proposal to adjourn or postpone such meeting of IBTX’s shareholders to a later date if there are not sufficient votes to approve the Merger Agreement or the Transactions, (C) against any Acquisition Proposal, and (D) against any action, proposal, transaction, agreement or amendment of the IBTX Certificate or IBTX Bylaws, in each case of this clause (D), which would reasonably be expected to (1) result in a breach of any covenant, representation or warranty or any other obligation or agreement of IBTX contained in the Merger Agreement, or of the Shareholder contained in this Agreement, or (2) prevent, impede, delay, interfere with, postpone, discourage or frustrate the purposes of or adversely affect the consummation of the Transactions, including the Merger. The Shareholder agrees to exercise all voting or other determination rights such Shareholder has in any trust or other legal entity to carry out the intent and purposes of such Shareholder’s obligations in this paragraph and otherwise set forth in this Agreement. The Shareholder represents, covenants and agrees that, except for this Agreement, such Shareholder (x) has not entered into, and shall not enter into during the Support Period, any support or voting agreement or voting trust or similar agreement with respect to the Shares that would be inconsistent with such Shareholder’s obligations under this Agreement and (y) has not granted, and shall not grant during the Support Period, a proxy, consent or power of attorney with respect to the Shares except any proxy to carry out the intent of and the Shareholder’s obligations under this Agreement and any revocable proxy granted to officers or directors of IBTX at the request of the Board of Directors of IBTX in connection with election of directors or other routine matters at any annual or special meeting of the IBTX shareholders. The Shareholder represents, covenants and agrees that he, she or it has not entered into and will not enter into any agreement or commitment with any person the effect of which would be inconsistent with or otherwise violate any of the provisions and agreements set forth herein; provided that nothing in this sentence will prohibit any Permitted Transfer.
4.
Transfer Restrictions Prior to the Merger.   The Shareholder hereby agrees that such Shareholder will not, from the date hereof until the earlier of (a) the end of the Support Period or (b) approval of the Merger Agreement by the shareholders of IBTX by the Requisite IBTX Vote, directly or indirectly, offer for sale, sell, transfer, assign, give, convey, tender in any tender or exchange offer, pledge, encumber, hypothecate or dispose of (by merger, by testamentary disposition, by operation of law or otherwise), either voluntarily or involuntarily, enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, conveyance, hypothecation or other transfer or disposition of, any of the Shares, or any legal or beneficial interest therein, whether or not for value and whether voluntary or involuntary or by operation of law (any of the foregoing, a “Transfer”); provided, that the Shareholder may Transfer Shares (i) to any of its Affiliates, (ii) to any other Person to whom SouthState has consented with respect to a Transfer by such Shareholder in advance in writing, and (iii) to (A) any Family Member (as defined below) of such Shareholder or to a trust solely for the benefit of the Shareholder and/or any Family Member of the Shareholder or (B) upon the death of the Shareholder pursuant to the terms of any trust or will of the Shareholder or by the applicable Laws of intestate succession; provided that (x) in the case of clause (i), such Affiliate shall remain an Affiliate of the Shareholder at all times following such Transfer and (y) in the case of clauses (i), (ii) and (iii), so long as the transferee, prior to the date of Transfer, agrees in a signed writing to be bound by and comply with the provisions of this Agreement with respect to such Transferred Shares, and the Shareholder provides at least three Business Days’ prior written notice (which shall include the written consent of the transferee in form reasonably acceptable to SouthState agreeing to be bound by and comply with the provisions of this Agreement) to SouthState, in which case the Shareholder shall remain responsible for any breach of this Agreement by such transferee (any Transfer permitted in accordance with this Section 4, a “Permitted Transfer”). In the event of any Transfer that would qualify as a Permitted Transfer under more than one of clauses (i) through (iii), the Transferring Shareholder may elect the clause to which such Transfer is subject for purposes of complying with this Agreement. As used in this Agreement, the term “Family Member” means, with respect to the Shareholder, (I) such Shareholder and such Shareholder’s spouse, individually, (II) any descendant, niece or nephew of such Shareholder or such Shareholder’s spouse, (III) any charitable organization created and primarily funded by any one or more individuals described in the foregoing (I) or (II), (IV) any estate, trust, guardianship, custodianship or other fiduciary arrangement for the primary benefit of any one or more individuals or organizations described in the foregoing (I), (II) or (III), and (V) any corporation, partnership, limited liability company or other business organization controlled by and substantially all of the interests in which are owned, directly or indirectly, by any one or more individuals or organizations named or described in the foregoing (I), (II), (III) or (IV).
5.
Representations of the Shareholder.   The Shareholder represents and warrants as follows: (a) such Shareholder has full legal right, capacity and authority to execute and deliver this Agreement, to perform such Shareholder’s obligations hereunder and to consummate the transactions contemplated hereby; (b) this Agreement has been duly and validly executed and delivered by such Shareholder and constitutes a valid and legally binding agreement of such Shareholder, enforceable against such Shareholder in accordance with its terms, and no other action is necessary to authorize the execution and delivery of this Agreement by such Shareholder or the performance of such Shareholder’s obligations hereunder; (c) the execution and delivery of this Agreement by such Shareholder does not, and the consummation of the transactions contemplated hereby and the compliance with the provisions hereof will not, conflict with or violate any law or result in any breach of or violation of, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the Shares pursuant to, any agreement or other instrument or obligation binding upon such Shareholder or the Shares, nor require any authorization, consent or approval of, or filing with, any Governmental Entity (other than an amendment to such Shareholder’s Schedule 13D or 13G filed with the Securities and Exchange Commission, if applicable); (d) such Shareholder beneficially owns and has the power to vote or direct the voting of the Shares, including all of such Shareholder’s Existing Shares as set forth on, and in the amounts set forth on, Schedule A hereto, which as of the date hereof constitute all of the shares of Common Stock beneficially owned by such Shareholder and its affiliates and represent the number of shares and voting power indicated on Schedule A hereto; (e) such Shareholder beneficially owns the Shares free and clear of any proxy, voting restriction, adverse claim or other Lien (other than any restrictions created by this Agreement or under applicable federal or state securities laws or disclosed on such Shareholder’s Schedule 13D or 13G filed with the Securities and Exchange Commission); and (f) such Shareholder has read and is familiar with the terms of the Merger Agreement and the other agreements and documents contemplated herein and therein. The Shareholder agrees that such Shareholder shall not take any action that would make any representation or warranty of such Shareholder contained herein untrue or incorrect or have the effect of preventing, impairing, delaying or adversely affecting the performance by such Shareholder of such Shareholder’s obligations under this Agreement; provided that nothing in this sentence will prohibit any Permitted Transfer. As used in this Agreement, the terms “beneficial owner,” “beneficially own” and “beneficial ownership” shall have the meaning set forth in Rule 13d-3 promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

6.
Publicity.   The Shareholder hereby authorizes SouthState and IBTX to publish and disclose in any announcement or disclosure in connection with the Mergers, including in the S-4, the Joint Proxy Statement or any other filing with any Governmental Entity made in connection with the Mergers, such Shareholder’s identity and ownership of the Shares and the nature of such Shareholder’s obligations under this Agreement. The Shareholder agrees to notify SouthState as promptly as practicable of any inaccuracies or omissions in any information relating to such Shareholder that is so published or disclosed. The Shareholder shall, if applicable and required, promptly and in accordance with applicable law amend his, her or its Schedule 13D or 13G, as applicable, filed with the Securities and Exchange Commission to disclose this Agreement and shall provide a draft of such amendment to SouthState and IBTX for their review and comment.
7.
Entire Agreement.   This Agreement and the Merger Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. Nothing in this Agreement, express or implied, is intended to or shall confer upon any person not a party to this Agreement any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. Nothing in this Agreement shall, or shall be construed or deemed to, constitute a Transfer of any Shares or any legal or beneficial interest in or voting or other control over any of the Shares or as creating or forming a “group” for purposes of the Exchange Act, and all rights, ownership and benefits of and relating to the Shares shall remain vested in and belong to the Shareholder, subject to the agreements of the parties set forth herein. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture or other like relationship between the parties.

8.
Assignment; Third-Party Beneficiaries.   This Agreement shall not be assigned by operation of law or otherwise and, except as provided herein, shall be binding upon and inure solely to the benefit of each party hereto and is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

9.
Remedies/Specific Enforcement.   Each of the parties hereto agrees that this Agreement is intended to be legally binding and specifically enforceable pursuant to its terms and that each party would be irreparably harmed if any of the provisions of this Agreement are not performed in accordance with their specific terms and that monetary damages would not provide an adequate remedy in such event. Accordingly, in the event of any breach or threatened breach by any party of any provision contained in this Agreement, in addition to any other remedy to which the other parties may be entitled whether at law or in equity (including monetary damages), each other party shall be entitled to injunctive relief to prevent breaches or threatened breaches of this Agreement and to specifically enforce the terms and provisions hereof, and each party hereby waives any defense in any action for specific performance or an injunction or other equitable relief that a remedy at law would be adequate. Each party further agrees that no party shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this paragraph, and each party irrevocably waives any right such party may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

10.
Governing Law; Jurisdiction; Venue.   This Agreement shall be governed and construed in accordance with the laws of the State of Delaware, without regard to any applicable conflict of law principles (except those matters relating to the corporate laws of the State of Texas shall be governed by the corporate laws of the State of Texas). Each of the parties hereto agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal or state court of competent jurisdiction located in the State of Delaware) (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 11.

11.
Notice.   All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, by e-mail transmission (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation), if to the Shareholder, to its address set forth on Schedule A hereto, and if to SouthState, to the following addresses:

SouthState Corporation
1101 First Street South
Winter Haven, Florida 33880
Attention:
John C. Corbett, CEO

Cc:
Beth S. DeSimone, CRO and GC

Email:
jcorbett@southstatebank.com
bdesimone@southstatebank.com

With a copy (which shall not constitute notice) to:
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
Attention:
George R. Bason, Jr.
Evan Rosen

E-mail:
george.bason@davispolk.com
evan.rosen@davispolk.com

12.
Severability.   Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

13.
Amendments; Waivers.   Any provision of this Agreement may be amended, modified or waived if, and only if, such amendment, modification or waiver is in writing and signed (a) in the case of an amendment or modification, by SouthState and the Shareholder, and (b) in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

14.
Waiver of Jury Trial.   EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) THE PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (III) THE PARTY MAKES THIS WAIVER VOLUNTARILY; AND (IV) THE PARTY HAS BEEN INDUCED TO ENTER INTO THIS

AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 14.
15.
No Representative Capacity.   Notwithstanding anything to the contrary herein, this Agreement applies solely to the Shareholder in such Shareholder’s capacity as a shareholder of IBTX, and, to the extent the Shareholder serves as a member of the board of directors or as an officer of IBTX, nothing in this Agreement shall limit or affect any actions or omissions taken by such Shareholder in such Shareholder’s capacity as a director or officer and not as a shareholder.

16.
Certain Shareholder Matters.

a.
In this Agreement, references to the Shareholder which is a trust or similar entity shall be deemed to be to the relevant trust and/or the trustees thereof acting in their capacities as such trustees, in each case as the context may require to be most protective of SouthState, including for purposes of such Shareholder’s representations and warranties.

b.
If applicable, with respect to any shares of Common Stock over which the Shareholder has shared voting power, which are separately identified on Schedule A, the Shareholder shall exercise his individual voting power over such shares, to the extent within such Shareholder’s control, in a manner consistent with the Shareholder’s voting obligations under this Agreement with respect to the Shares, it being understood that the Shareholder shall not have the power to cause other persons to exercise their voting power accordingly.

17.
Counterparts.   The parties may execute this Agreement in one or more counterparts, including by facsimile or other electronic signature. All the counterparts will be construed together and will constitute one Agreement.

[Signature pages follow]

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties and is effective as of the date first set forth above:
[SHAREHOLDER]
By:

Name:

Title:
[Support Agreement Signature Page]

SOUTHSTATE CORPORATION
By:

Name:
John C. Corbett

Title:
Chief Executive Officer

EXECUTION VERSION
Exhibit B
Form of SouthState Support Agreement
SUPPORT AGREEMENT
This Support Agreement (this “Agreement”), dated as of May 17, 2024, is entered into by and among Independent Bank Group, Inc., a Texas corporation (“IBTX”), and each of the undersigned shareholders (each, a “Shareholder”, and collectively, the “Shareholders”) of SouthState Corporation, a South Carolina corporation (“SouthState”). The obligations of each Shareholder hereunder shall be several and not joint.
WHEREAS, subject to the terms and conditions of the Agreement and Plan of Merger (as the same may be amended, supplemented or modified, the “Merger Agreement”), dated as of the date hereof, between SouthState and IBTX, IBTX will be merged with and into SouthState, with SouthState as the surviving corporation (the “Merger”);
WHEREAS, as of the date of this Agreement, each Shareholder owns beneficially or of record, and has the power to vote or direct the voting of, the shares of common stock, par value $2.50 per share, of SouthState (the “Common Stock”) set forth next to such Shareholder’s name on Schedule A hereto (all such shares, the “Existing Shares”);
WHEREAS, the Board of Directors of SouthState has approved, by the unanimous vote of directors present, the Merger and declared advisable and adopted the Merger Agreement, approved the execution, delivery and performance of the Merger Agreement by SouthState and the consummation of the transactions contemplated thereby, and has resolved to submit the Merger Agreement to its shareholders for approval and to recommend that its shareholders approve the Merger Agreement; and
WHEREAS, each Shareholder is supportive of the Merger Agreement and the transactions contemplated thereby, including the Merger and the SouthState Share Issuance, and has determined that it is in his, her or its best interests to enter into this Agreement to provide for his, her or its support for the Merger Agreement and such transactions, and this Agreement is further a condition and inducement for IBTX to enter into the Merger Agreement.
NOW THEREFORE, in consideration of the foregoing, the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, intending to be legally bound, the parties hereto agree as follows:
1.
Definitions.   Capitalized terms not defined in this Agreement have the meanings assigned to those terms in the Merger Agreement.

2.
Effectiveness; Termination.   This Agreement shall be effective upon signing. This Agreement shall automatically terminate and be null and void and of no effect upon (and may only be terminated upon) the earliest to occur of the following: (a) termination of the Merger Agreement for any reason in accordance with its terms, (b) SouthState or the Board of Directors of SouthState having made a Recommendation Change in accordance with Section 6.4 of the Merger Agreement (provided that such Recommendation Change is approved by the Board of Directors of SouthState) or (c) the Effective Time; provided that (i) this Section 2 and Sections 10 through 17 hereof shall survive any such termination and (ii) such termination shall not relieve any party of any liability or damages resulting from any willful or material breach of any of its representations, warranties, covenants or other agreements set forth herein.

3.
Support Agreement.   From the date hereof until the earlier of (a) the Closing or (b) the termination of the Merger Agreement in accordance with its terms (the “Support Period”), each Shareholder irrevocably and unconditionally hereby agrees that at any meeting (whether annual or special and each postponement, recess, adjournment or continuation thereof) of SouthState’s shareholders, however called, and in connection with any written consent of SouthState’s shareholders, each Shareholder shall (i) appear at such meeting or otherwise cause all of such Shareholder’s Existing Shares and all other shares of Common Stock or voting securities over which such Shareholder has acquired, after the date hereof, beneficial or record ownership and the power to vote or direct the voting thereof (including any shares of Common Stock acquired by means of purchase, dividend or distribution, or issued upon the exercise of any stock options to acquire Common Stock or the conversion of any convertible securities, or pursuant to any other equity awards or derivative securities (including any SouthState Equity Awards) or otherwise) (together with the Existing Shares, the “Shares”), as of the applicable record date, to be counted as present thereat for purposes of calculating a quorum, and (ii) vote or cause to be voted (including by proxy or written consent, if applicable) all such Shares (A) in favor of the approval of the Merger Agreement, the Merger, the SouthState Share Issuance and the other transactions contemplated by the Merger Agreement (collectively, the “Transactions”), (B) in favor of any proposal to adjourn or postpone such meeting of SouthState’s shareholders to a later date if there are not sufficient votes to approve the Merger Agreement or the Transactions, (C) against any Acquisition Proposal, and (D) against any action, proposal, transaction, agreement or amendment of the SouthState Articles or SouthState Bylaws, in each case of this clause (D), which would reasonably be expected to (1) result in a breach of any covenant, representation or warranty or any other obligation or agreement of SouthState contained in the Merger Agreement, or of a Shareholder contained in this Agreement, or (2) prevent, impede, delay, interfere with, postpone, discourage or frustrate the purposes of or adversely affect the consummation of the Transactions, including the Merger and the SouthState Share Issuance. Each Shareholder agrees to exercise all voting or other determination rights such Shareholder has in any trust or other legal entity to carry out the intent and purposes of such Shareholder’s obligations in this paragraph and otherwise set forth in this Agreement. Each Shareholder represents, covenants and agrees that, except for this Agreement, such Shareholder (x) has not entered into, and shall not enter into during the Support Period, any support or voting agreement or voting trust or similar agreement with respect to the Shares that would be inconsistent with such Shareholder’s obligations under this Agreement and (y) has not granted, and shall not grant during the Support Period, a proxy, consent or power of attorney with respect to the Shares except any proxy to carry out the intent of and the Shareholder’s obligations under this Agreement and any revocable proxy granted to officers or directors of SouthState at the request of the Board of Directors of SouthState in connection with election of directors or other routine matters at any annual or special meeting of the SouthState shareholders. Each Shareholder represents, covenants and agrees that he, she or it has not entered into and will not enter into any agreement or commitment with any person the effect of which would be inconsistent with or otherwise violate any of the provisions and agreements set forth herein; provided that nothing in this sentence will prohibit any Permitted Transfer.
4.
Transfer Restrictions Prior to the Merger.   Each Shareholder hereby agrees that such Shareholder will not, from the date hereof until the earlier of (a) the end of the Support Period or (b) approval of the Merger Agreement and the SouthState Share Issuance by the shareholders of SouthState by the Requisite SouthState Vote, directly or indirectly, offer for sale, sell, transfer, assign, give, convey, tender in any tender or exchange offer, pledge, encumber, hypothecate or dispose of (by merger, by testamentary disposition, by operation of law or otherwise), either voluntarily or involuntarily, enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, conveyance, hypothecation or other transfer or disposition of, any of the Shares, or any legal or beneficial interest therein, whether or not for value and whether voluntary or involuntary or by operation of law (any of the foregoing, a “Transfer”); provided, that a Shareholder may Transfer Shares (i) to any of its Affiliates, (ii) to any other Person to whom IBTX has consented with respect to a Transfer by such Shareholder in advance in writing, and (iii) to (A) any Family Member (as defined below) of such Shareholder or to a trust solely for the benefit of the Shareholder and/or any Family Member of the Shareholder or (B) upon the death of the Shareholder pursuant to the terms of any trust or will of the Shareholder or by the applicable Laws of intestate succession; provided that (x) in the case of clause (i), such Affiliate shall remain an Affiliate of the Shareholder at all times following such Transfer and (y) in the case of clauses (i), (ii) and (iii), so long as the transferee, prior to the date of Transfer, agrees in a signed writing to be bound by and comply with the provisions of this Agreement with respect to such Transferred Shares, and such Shareholder provides at least three Business Days’ prior written notice (which shall include the written consent of the transferee in form reasonably acceptable to IBTX agreeing to be bound by and comply with the provisions of this Agreement) to

IBTX, in which case such Shareholder shall remain responsible for any breach of this Agreement by such transferee (any Transfer permitted in accordance with this Section 4, a “Permitted Transfer”). In the event of any Transfer that would qualify as a Permitted Transfer under more than one of clauses (i) through (iii), the Transferring Shareholder may elect the clause to which such Transfer is subject for purposes of complying with this Agreement. As used in this Agreement, the term “Family Member” means, with respect to each Shareholder, (I) such Shareholder and such Shareholder’s spouse, individually, (II) any descendant, niece or nephew of such Shareholder or such Shareholder’s spouse, (III) any charitable organization created and primarily funded by any one or more individuals described in the foregoing (I) or (II), (IV) any estate, trust, guardianship, custodianship or other fiduciary arrangement for the primary benefit of any one or more individuals or organizations described in the foregoing (I), (II) or (III), and (V) any corporation, partnership, limited liability company or other business organization controlled by and substantially all of the interests in which are owned, directly or indirectly, by any one or more individuals or organizations named or described in the foregoing (I), (II), (III) or (IV).
5.
Representations of each Shareholder.   Each Shareholder represents and warrants as follows: (a) such Shareholder has full legal right, capacity and authority to execute and deliver this Agreement, to perform such Shareholder’s obligations hereunder and to consummate the transactions contemplated hereby; (b) this Agreement has been duly and validly executed and delivered by such Shareholder and constitutes a valid and legally binding agreement of such Shareholder, enforceable against such Shareholder in accordance with its terms, and no other action is necessary to authorize the execution and delivery of this Agreement by such Shareholder or the performance of such Shareholder’s obligations hereunder; (c) the execution and delivery of this Agreement by such Shareholder does not, and the consummation of the transactions contemplated hereby and the compliance with the provisions hereof will not, conflict with or violate any law or result in any breach of or violation of, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the Shares pursuant to, any agreement or other instrument or obligation binding upon such Shareholder or the Shares, nor require any authorization, consent or approval of, or filing with, any Governmental Entity (other than an amendment to such Shareholder’s Schedule 13D or 13G filed with the Securities and Exchange Commission, if applicable); (d) such Shareholder beneficially owns and has the power to vote or direct the voting of the Shares, including all of such Shareholder’s Existing Shares as set forth on, and in the amounts set forth on, Schedule A hereto, which as of the date hereof constitute all of the shares of Common Stock beneficially owned by such Shareholder and its affiliates and represent the number of shares and voting power indicated on Schedule A hereto; (e) such Shareholder beneficially owns the Shares free and clear of any proxy, voting restriction, adverse claim or other Lien (other than any restrictions created by this Agreement or under applicable federal or state securities laws or disclosed on such Shareholder’s Schedule 13D or 13G filed with the Securities and Exchange Commission); and (f) such Shareholder has read and is familiar with the terms of the Merger Agreement and the other agreements and documents contemplated herein and therein. Each Shareholder agrees that such Shareholder shall not take any action that would make any representation or warranty of such Shareholder contained herein untrue or incorrect or have the effect of preventing, impairing, delaying or adversely affecting the performance by such Shareholder of such Shareholder’s obligations under this Agreement; provided that nothing in this sentence will prohibit any Permitted Transfer. As used in this Agreement, the terms “beneficial owner,” “beneficially own” and “beneficial ownership” shall have the meaning set forth in Rule 13d-3 promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

6.
Publicity.   Each Shareholder hereby authorizes SouthState and IBTX to publish and disclose in any announcement or disclosure in connection with the Mergers, including in the S-4, the Joint Proxy Statement or any other filing with any Governmental Entity made in connection with the Mergers, such Shareholder’s identity and ownership of the Shares and the nature of such Shareholder’s obligations under this Agreement. Each Shareholder agrees to notify IBTX as promptly as practicable of any inaccuracies or omissions in any information relating to such Shareholder that is so published or disclosed. Each Shareholder shall, if applicable and required, promptly and in accordance with applicable law amend his, her or its Schedule 13D or 13G, as applicable, filed with the Securities and Exchange

Commission to disclose this Agreement and shall provide a draft of such amendment to SouthState and IBTX for their review and comment.
7.
Entire Agreement.   This Agreement and the Merger Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. Nothing in this Agreement, express or implied, is intended to or shall confer upon any person not a party to this Agreement any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. Nothing in this Agreement shall, or shall be construed or deemed to, constitute a Transfer of any Shares or any legal or beneficial interest in or voting or other control over any of the Shares or as creating or forming a “group” for purposes of the Exchange Act, and all rights, ownership and benefits of and relating to the Shares shall remain vested in and belong to each Shareholder, subject to the agreements of the parties set forth herein. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture or other like relationship between the parties.

8.
Assignment; Third-Party Beneficiaries.   This Agreement shall not be assigned by operation of law or otherwise and, except as provided herein, shall be binding upon and inure solely to the benefit of each party hereto and is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

9.
Remedies/Specific Enforcement.   Each of the parties hereto agrees that this Agreement is intended to be legally binding and specifically enforceable pursuant to its terms and that each party would be irreparably harmed if any of the provisions of this Agreement are not performed in accordance with their specific terms and that monetary damages would not provide an adequate remedy in such event. Accordingly, in the event of any breach or threatened breach by any party of any provision contained in this Agreement, in addition to any other remedy to which the other parties may be entitled whether at law or in equity (including monetary damages), each other party shall be entitled to injunctive relief to prevent breaches or threatened breaches of this Agreement and to specifically enforce the terms and provisions hereof, and each party hereby waives any defense in any action for specific performance or an injunction or other equitable relief that a remedy at law would be adequate. Each party further agrees that no party shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this paragraph, and each party irrevocably waives any right such party may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

10.
Governing Law; Jurisdiction; Venue.   This Agreement shall be governed and construed in accordance with the laws of the State of Delaware, without regard to any applicable conflict of law principles (except those matters relating to the corporate laws of the State of South Carolina shall be governed by the corporate laws of the State of South Carolina). Each of the parties hereto agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal or state court of competent jurisdiction located in the State of Delaware) (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 11.

11.
Notice.   All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, by e-mail transmission (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation), if to a Shareholder, to its address set forth on Schedule A hereto, and if to IBTX, to the following addresses:

Independent Bank Group, Inc.
7777 Henneman Way
McKinney, Texas 75070
Attention:
David R. Brooks
Ankita Puri

Email:
David.Brooks@ifinancial.com
Ankita.Puri@ifinancial.com

With a copy (which shall not constitute notice) to:
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
United States
Attention:
Jacob A. Kling
Steven R. Green

E-mail:
JAKling@wlrk.com
SRGreen@wlrk.com

12.
Severability.   Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

13.
Amendments; Waivers.   Any provision of this Agreement may be amended, modified or waived if, and only if, such amendment, modification or waiver is in writing and signed (a) in the case of an amendment or modification, by IBTX and each Shareholder, and (b) in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

14.
Waiver of Jury Trial.   EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) THE PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (III) THE PARTY MAKES THIS WAIVER VOLUNTARILY; AND (IV) THE PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 14.

15.
No Representative Capacity.   Notwithstanding anything to the contrary herein, this Agreement applies solely to each Shareholder in such Shareholder’s capacity as a shareholder of SouthState, and, to the extent a Shareholder serves as a member of the board of directors or as an officer of SouthState, nothing in this Agreement shall limit or affect any actions or omissions taken by such Shareholder in such Shareholder’s capacity as a director or officer and not as a shareholder.

16.
Certain Shareholder Matters.

c.
In this Agreement, references to a Shareholder which is a trust or similar entity shall be deemed to be to the relevant trust and/or the trustees thereof acting in their capacities as such trustees, in each case as the context may require to be most protective of IBTX, including for purposes of such Shareholder’s representations and warranties.

d.
If applicable, with respect to any shares of Common Stock over which the Shareholder has shared voting power, which are separately identified on Schedule A, the Shareholder shall exercise his individual voting power over such shares, to the extent within such Shareholder’s control, in a manner consistent with the Shareholder’s voting obligations under this Agreement with respect to the Shares, it being understood that the Shareholder shall not have the power to cause other persons to exercise their voting power accordingly.

17.
Counterparts.   The parties may execute this Agreement in one or more counterparts, including by facsimile or other electronic signature. All the counterparts will be construed together and will constitute one Agreement.

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties and is effective as of the date first set forth above:
SHAREHOLDERS:
JOHN C. CORBETT

[Support Agreement Signature Page]

RONALD M. COFIELD, SR.

[Support Agreement Signature Page]

SHANTELLA E. COOPER

[Support Agreement Signature Page]

JEAN E. DAVIS

[Support Agreement Signature Page]

MARTIN BERNARD DAVIS

[Support Agreement Signature Page]

DOUGLAS J. HERTZ

[Support Agreement Signature Page]

G. RUFFNER PAGE, JR.

[Support Agreement Signature Page]

WILLIAM KNOX POU, JR.

[Support Agreement Signature Page]

JAMES W. ROQUEMORE

[Support Agreement Signature Page]

DAVID G. SALYERS

[Support Agreement Signature Page]

JOSHUA A. SNIVELY

[Support Agreement Signature Page]

INDEPENDENT BANK GROUP, INC.
By:

Name:
Title:

EXECUTION VERSION
Exhibit C
Form of Bank Merger Agreement
AGREEMENT AND PLAN OF MERGER
INDEPENDENT BANK
with and into
SOUTHSTATE BANK, NATIONAL ASSOCIATION
under the charter of
SOUTHSTATE BANK, NATIONAL ASSOCIATION
under the title of
“SOUTHSTATE BANK, NATIONAL ASSOCIATION”
THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made as of May 17, 2024, by and between Independent Bank (d/b/a Independent Financial), a Texas state chartered bank, with its main office located at 7777 Henneman Way, McKinney, Texas 75070 (“Independent Bank”), and SouthState Bank, National Association, a national banking association, with its main office located at 1101 First Street South, Winter Haven, Florida 33880 (“SouthState Bank” or the “Resulting Bank”). Collectively, Independent Bank and SouthState Bank are referred to as the “Banks”.
WHEREAS, the Board of Directors of Independent Bank approved, by the unanimous vote of directors present, this Agreement and authorized its execution pursuant to the authority given by and in accordance with the laws of the State of Texas;
WHEREAS, the Board of Directors of SouthState Bank has approved, by the unanimous vote of directors present, this Agreement and authorized its execution pursuant to the authority given by and in accordance with the provisions of The National Bank Act (the “Act”);
WHEREAS, Independent Bank Group, Inc. (“Independent”), which owns all of the outstanding shares of Independent Bank, and SouthState Corporation (“SouthState”), which owns all of the outstanding shares of SouthState Bank, have entered into an Agreement and Plan of Merger, dated as of May 17, 2024 (the “Holding Company Agreement”), which, among other things, provides for the merger of Independent with and into SouthState, all subject to the terms and conditions of such Holding Company Agreement (the “HC Merger”);
WHEREAS, Independent, as the sole shareholder of Independent Bank, and SouthState, as the sole shareholder of SouthState Bank, have approved this Agreement; and
WHEREAS, each of the Banks is entering into this Agreement to provide for the merger of Independent Bank with and into SouthState Bank, with SouthState Bank being the surviving bank charter of such merger transaction (the “Bank Merger”) under the name of SouthState Bank, National Association, subject to, and immediately following, the closing of the HC Merger.
WHEREAS, for U.S. federal income tax purposes, it is intended that the Bank Merger shall qualify as a “reorganization” within the meaning of section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to be and is adopted as a plan of reorganization for purposes of sections 354 and 361 of the Code.
NOW, THEREFORE, for and in consideration of the premises and the mutual promises and agreements herein contained, the parties hereto agree as follows:
SECTION 1
Subject to the terms and conditions of this Agreement, at the Effective Time (as defined below) and pursuant to the Act, Independent Bank shall be merged with and into SouthState Bank in the Bank Merger. SouthState Bank shall continue its existence as the Resulting Bank under the charter of the Resulting

Bank, and the separate corporate existence of Independent Bank shall cease. The closing of the Bank Merger shall become effective at the time specified in the letter issued by the Office of the Comptroller of the Currency (the “OCC”) in connection with the Bank Merger (such time when the Bank Merger becomes effective, the “Effective Time”); provided that in no event shall the Effective Time be earlier than, or at the same time as, the effective time of the HC Merger.
SECTION 2
The name of the Resulting Bank at the Effective Time shall be “SouthState Bank, National Association”. The Resulting Bank will exercise trust powers.
SECTION 3
The business of the Resulting Bank from and after the Effective Time shall be that of a national banking association. This business of the Resulting Bank shall be conducted at its main office, which shall be located at 1101 First Street South, Winter Haven, Florida 33880, as well as at its legally established branches and at the banking offices of Independent Bank existing at the Effective Time, at the officially designated address of each such office or branch, all of which shall be acquired in the Bank Merger. The deposit accounts of the Resulting Bank will be insured by the Federal Deposit Insurance Corporation in accordance with the Federal Deposit Insurance Act.
SECTION 4
At the Effective Time, the amount of issued and outstanding capital stock of the Resulting Bank shall be the amount of capital stock of SouthState Bank issued and outstanding immediately prior to the Effective Time.
SECTION 5
All assets of SouthState Bank and Independent Bank, as they exist at the Effective Time, shall pass to and vest in the Resulting Bank without any conveyance or other transfer; the Resulting Bank shall be considered the same business and corporate entity as each constituent bank with all the rights, powers and duties of each constituent bank; and the Resulting Bank shall be responsible for all of the liabilities of every kind and description, of SouthState Bank and Independent Bank existing as of the Effective Time, all in accordance with the provisions of the Act.
SECTION 6
Independent Bank and SouthState Bank shall contribute to the Resulting Bank acceptable assets having a book value, over and above the aggregate liability to its creditors, in such amounts as set forth on the books of Independent Bank and SouthState Bank at the Effective Time.
SECTION 7
At the Effective Time, by virtue of the Bank Merger and without any action on the part of the holders thereof, each outstanding share of common stock of Independent Bank shall be automatically cancelled with no consideration being paid therefor.
At the Effective Time, by virtue of the Bank Merger and without any action on the part of the holders thereof, outstanding certificates representing shares of the common stock of Independent Bank shall be automatically cancelled.
SECTION 8
Upon the Effective Time, the then outstanding shares of SouthState Bank’s common stock shall continue to remain outstanding shares of SouthState Bank’s common stock, all of which shall be unaffected by the Bank Merger and shall continue to be owned by SouthState.
SECTION 9
Prior to the Effective Time, the Board of Directors of SouthState Bank shall take all actions necessary so that the three directors of Independent appointed to the Board of Directors of SouthState pursuant to the terms of the Holding Company Agreement shall be appointed to the Board of Directors of the Resulting Bank as of the Effective Time, each of whom shall serve until his or her respective successor is duly elected or appointed and qualified or until his or her earlier death, resignation or removal in accordance with the Articles of Association and Bylaws of the Resulting Bank. Effective as of the Effective Time, Dan Strodel shall serve as President of the Texas and Colorado Divisions of the Resulting Bank.
SECTION 10
This Agreement has been approved by Independent, which owns all of the outstanding shares of Independent Bank, and by SouthState, which owns all of the outstanding shares of SouthState Bank.
SECTION 11
It is the intention of the Banks and each of the Banks undertakes and agrees to use its commercially reasonable efforts to cause the Bank Merger to qualify, and to take no action which would cause the Bank Merger not to qualify, for treatment as a “reorganization” within the meaning of Section 368(a) of the Code for federal income tax purposes.
SECTION 12
The Bank Merger is also subject to the following terms and conditions:
(a)   The HC Merger shall have closed and become effective.
(b)   The OCC shall have approved this Agreement and the Bank Merger and shall have issued all other necessary authorizations and approvals for the Bank Merger, and any statutory waiting period shall have expired.
(c)   This Agreement may be amended or terminated, and the Bank Merger may be abandoned, only by the mutual written agreement of Independent Bank and SouthState Bank at any time, whether before or after filings are made for regulatory approval of the Bank Merger and notwithstanding the prior approval of this Agreement and the Bank Merger by the sole shareholder of Independent Bank or SouthState Bank.
SECTION 13
Effective as of the Effective Time, the Articles of Association and Bylaws of the Resulting Bank shall consist of the Articles of Association and Bylaws of SouthState Bank as in effect immediately prior to the Effective Time; provided that the Articles of Association and Bylaws shall be amended effective at or prior to the Effective Time to the extent necessary to give effect to Sections 2 and 9 of this Agreement.
SECTION 14
This Agreement shall automatically terminate if and at the time of any termination of the Holding Company Agreement.
SECTION 15
This Agreement embodies the entire agreement and understanding of the Banks with respect to the transactions contemplated hereby, and supersedes all other prior commitments, arrangements or understandings, both oral and written, among the Banks with respect to the subject matter hereof.
The provisions of this Agreement are intended to be interpreted and construed in a manner so as to make such provisions valid, binding and enforceable. In the event that any provision of this Agreement is determined to be partially or wholly invalid, illegal or unenforceable, then such provision shall be deemed to be modified or restricted to the extent necessary to make such provision valid, binding and enforceable, or, if such provision cannot be modified or restricted in a manner so as to make such provision valid, binding and enforceable, then such provision shall be deemed to be excised from this Agreement and the validity, binding effect and enforceability of the remaining provisions of this Agreement shall not be affected or impaired in any manner.
No waiver, amendment, modification or change of any provision of this Agreement shall be effective unless and until made in writing and signed by the Banks. No waiver, forbearance or failure by any Bank of its rights to enforce any provision of this Agreement shall constitute a waiver or estoppel of such Bank’s right to enforce any other provision of this Agreement or a continuing waiver by such Bank of compliance with any provision hereof.
Except to the extent Federal law is applicable, this Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware without regard to principles of conflicts of laws.
This Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Banks’ respective successors and permitted assigns. Unless otherwise expressly stated herein, this Agreement shall not benefit or create any right of action in or on behalf of any person or entity other than the Banks.
This Agreement may be executed in counterparts (including by facsimile or optically-scanned electronic mail attachment), each of which shall be deemed to be original, but all of which together shall constitute one and the same instrument.
[Signature Pages Follow]

IN WITNESS WHEREOF, Independent Bank and SouthState Bank, National Association have entered into this Agreement as of the date and year first set forth above.
INDEPENDENT BANK
By:

Name:
Title:

SOUTHSTATE BANK, NATIONAL ASSOCIATION
By:

Name: John C. Corbett
Title:  Chief Executive Officer

ANNEX B
EXECUTION VERSION
SUPPORT AGREEMENT
This Support Agreement (this “Agreement”), dated as of May 17, 2024, is entered into by and among Independent Bank Group, Inc., a Texas corporation (“IBTX”), and each of the undersigned shareholders (each, a “Shareholder”, and collectively, the “Shareholders”) of SouthState Corporation, a South Carolina corporation (“SouthState”). The obligations of each Shareholder hereunder shall be several and not joint.
WHEREAS, subject to the terms and conditions of the Agreement and Plan of Merger (as the same may be amended, supplemented or modified, the “Merger Agreement”), dated as of the date hereof, between SouthState and IBTX, IBTX will be merged with and into SouthState, with SouthState as the surviving corporation (the “Merger”);
WHEREAS, as of the date of this Agreement, each Shareholder owns beneficially or of record, and has the power to vote or direct the voting of, the shares of common stock, par value $2.50 per share, of SouthState (the “Common Stock”) set forth next to such Shareholder’s name on Schedule A hereto (all such shares, the “Existing Shares”);
WHEREAS, the Board of Directors of SouthState has approved, by the unanimous vote of directors present, the Merger and declared advisable and adopted the Merger Agreement, approved the execution, delivery and performance of the Merger Agreement by SouthState and the consummation of the transactions contemplated thereby, and has resolved to submit the Merger Agreement to its shareholders for approval and to recommend that its shareholders approve the Merger Agreement; and
WHEREAS, each Shareholder is supportive of the Merger Agreement and the transactions contemplated thereby, including the Merger and the SouthState Share Issuance, and has determined that it is in his, her or its best interests to enter into this Agreement to provide for his, her or its support for the Merger Agreement and such transactions, and this Agreement is further a condition and inducement for IBTX to enter into the Merger Agreement.
NOW THEREFORE, in consideration of the foregoing, the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, intending to be legally bound, the parties hereto agree as follows:
1.
Definitions.   Capitalized terms not defined in this Agreement have the meanings assigned to those terms in the Merger Agreement.

2.
Effectiveness; Termination.   This Agreement shall be effective upon signing. This Agreement shall automatically terminate and be null and void and of no effect upon (and may only be terminated upon) the earliest to occur of the following: (a) termination of the Merger Agreement for any reason in accordance with its terms, (b) SouthState or the Board of Directors of SouthState having made a Recommendation Change in accordance with Section 6.4 of the Merger Agreement (provided that such Recommendation Change is approved by the Board of Directors of SouthState) or (c) the Effective Time; provided that (i) this Section 2 and Sections 10 through 17 hereof shall survive any such termination and (ii) such termination shall not relieve any party of any liability or damages resulting from any willful or material breach of any of its representations, warranties, covenants or other agreements set forth herein.

3.
Support Agreement.   From the date hereof until the earlier of (a) the Closing or (b) the termination of the Merger Agreement in accordance with its terms (the “Support Period”), each Shareholder irrevocably and unconditionally hereby agrees that at any meeting (whether annual or special and each postponement, recess, adjournment or continuation thereof) of SouthState’s shareholders, however called, and in connection with any written consent of SouthState’s shareholders, each Shareholder shall (i) appear at such meeting or otherwise cause all of such Shareholder’s Existing Shares and all other shares of Common Stock or voting securities over which such Shareholder has acquired, after the date hereof, beneficial or record ownership and the power to vote or direct the voting thereof (including any shares of Common Stock acquired by means of purchase, dividend or distribution, or issued upon the exercise of any stock options to acquire Common Stock or the conversion of any convertible securities, or pursuant to any other equity awards or derivative securities (including any SouthState Equity Awards) or otherwise) (together with the Existing Shares, the “Shares”), as of the applicable record date, to be counted as present thereat for purposes of calculating a quorum, and (ii) vote or cause to be voted (including by proxy or written consent, if applicable) all such Shares (A) in favor of the approval of the Merger Agreement, the Merger, the SouthState Share Issuance and the other transactions contemplated by the Merger Agreement (collectively, the “Transactions”), (B) in favor of any proposal to adjourn or postpone such meeting of SouthState’s shareholders to a later date if there are not sufficient votes to approve the Merger Agreement or the Transactions, (C) against any Acquisition Proposal, and (D) against any action, proposal, transaction, agreement or amendment of the SouthState Articles or SouthState Bylaws, in each case of this clause (D), which would reasonably be expected to (1) result in a breach of any covenant, representation or warranty or any other obligation or agreement of SouthState contained in the Merger Agreement, or of a Shareholder contained in this Agreement, or (2) prevent, impede, delay, interfere with, postpone, discourage or frustrate the purposes of or adversely affect the consummation of the Transactions, including the Merger and the SouthState Share Issuance. Each Shareholder agrees to exercise all voting or other determination rights such Shareholder has in any trust or other legal entity to carry out the intent and purposes of such Shareholder’s obligations in this paragraph and otherwise set forth in this Agreement. Each Shareholder represents, covenants and agrees that, except for this Agreement, such Shareholder (x) has not entered into, and shall not enter into during the Support Period, any support or voting agreement or voting trust or similar agreement with respect to the Shares that would be inconsistent with such Shareholder’s obligations under this Agreement and (y) has not granted, and shall not grant during the Support Period, a proxy, consent or power of attorney with respect to the Shares except any proxy to carry out the intent of and the Shareholder’s obligations under this Agreement and any revocable proxy granted to officers or directors of SouthState at the request of the Board of Directors of SouthState in connection with election of directors or other routine matters at any annual or special meeting of the SouthState shareholders. Each Shareholder represents, covenants and agrees that he, she or it has not entered into and will not enter into any agreement or commitment with any person the effect of which would be inconsistent with or otherwise violate any of the provisions and agreements set forth herein; provided that nothing in this sentence will prohibit any Permitted Transfer.
4.
Transfer Restrictions Prior to the Merger.   Each Shareholder hereby agrees that such Shareholder will not, from the date hereof until the earlier of (a) the end of the Support Period or (b) approval of the Merger Agreement and the SouthState Share Issuance by the shareholders of SouthState by the Requisite SouthState Vote, directly or indirectly, offer for sale, sell, transfer, assign, give, convey, tender in any tender or exchange offer, pledge, encumber, hypothecate or dispose of (by merger, by testamentary disposition, by operation of law or otherwise), either voluntarily or involuntarily, enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, conveyance, hypothecation or other transfer or disposition of, any of the Shares, or any legal or beneficial interest therein, whether or not for value and whether voluntary or involuntary or by operation of law (any of the foregoing, a “Transfer”); provided, that a Shareholder may Transfer Shares (i) to any of its Affiliates, (ii) to any other Person to whom IBTX has consented with respect to a Transfer by such Shareholder in advance in writing, and (iii) to (A) any Family Member (as defined below) of such Shareholder or to a trust solely for the benefit of the Shareholder and/or any Family Member of the Shareholder or (B) upon the death of the Shareholder pursuant to the terms of any trust or will of the Shareholder or by the applicable Laws of intestate succession; provided that (x) in the case of clause (i), such Affiliate shall remain an Affiliate of the Shareholder at all times following such Transfer and (y) in the case of clauses (i), (ii) and (iii), so long as the transferee, prior to the date of Transfer, agrees in a signed writing to be bound by and comply with the provisions of this Agreement with respect to such Transferred Shares, and such Shareholder provides at least three Business Days’ prior written notice (which shall include the written consent of the transferee in form reasonably acceptable to IBTX agreeing to be bound by and comply with the provisions of this Agreement) to IBTX, in which case such Shareholder shall remain responsible for any breach of this Agreement by such transferee (any Transfer permitted in accordance with this Section 4, a “Permitted Transfer”). In the event of any Transfer that would qualify as a Permitted Transfer under more than one of clauses (i) through (iii), the Transferring Shareholder may elect the clause to which such Transfer is subject for purposes of complying with this Agreement. As used in this Agreement, the term “Family Member” means, with respect to each Shareholder, (I) such Shareholder and such Shareholder’s spouse, individually, (II) any descendant, niece or nephew of such Shareholder or such Shareholder’s spouse, (III) any charitable organization created and primarily funded by any one or more individuals described in the foregoing (I) or (II), (IV) any estate, trust, guardianship, custodianship or other fiduciary arrangement for the primary benefit of any one or more individuals or organizations described in the foregoing (I), (II) or (III), and (V) any corporation, partnership, limited liability company or other business organization controlled by and substantially all of the interests in which are owned, directly or indirectly, by any one or more individuals or organizations named or described in the foregoing (I), (II), (III) or (IV).
5.
Representations of each Shareholder.   Each Shareholder represents and warrants as follows: (a) such Shareholder has full legal right, capacity and authority to execute and deliver this Agreement, to perform such Shareholder’s obligations hereunder and to consummate the transactions contemplated hereby; (b) this Agreement has been duly and validly executed and delivered by such Shareholder and constitutes a valid and legally binding agreement of such Shareholder, enforceable against such Shareholder in accordance with its terms, and no other action is necessary to authorize the execution and delivery of this Agreement by such Shareholder or the performance of such Shareholder’s obligations hereunder; (c) the execution and delivery of this Agreement by such Shareholder does not, and the consummation of the transactions contemplated hereby and the compliance with the provisions hereof will not, conflict with or violate any law or result in any breach of or violation of, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the Shares pursuant to, any agreement or other instrument or obligation binding upon such Shareholder or the Shares, nor require any authorization, consent or approval of, or filing with, any Governmental Entity (other than an amendment to such Shareholder’s Schedule 13D or 13G filed with the Securities and Exchange Commission, if applicable); (d) such Shareholder beneficially owns and has the power to vote or direct the voting of the Shares, including all of such Shareholder’s Existing Shares as set forth on, and in the amounts set forth on, Schedule A hereto, which as of the date hereof constitute all of the shares of Common Stock beneficially owned by such Shareholder and its affiliates and represent the number of shares and voting power indicated on Schedule A hereto; (e) such Shareholder beneficially owns the Shares free and clear of any proxy, voting restriction, adverse claim or other Lien (other than any restrictions created by this Agreement or under applicable federal or state securities laws or disclosed on such Shareholder’s Schedule 13D or 13G filed with the Securities and Exchange Commission); and (f) such Shareholder has read and is familiar with the terms of the Merger Agreement and the other agreements and documents contemplated herein and therein. Each Shareholder agrees that such Shareholder shall not take any action that would make any representation or warranty of such Shareholder contained herein untrue or incorrect or have the effect of preventing, impairing, delaying or adversely affecting the performance by such Shareholder of such Shareholder’s obligations under this Agreement; provided that nothing in this sentence will prohibit any Permitted Transfer. As used in this Agreement, the terms “beneficial owner,” “beneficially own” and “beneficial ownership” shall have the meaning set forth in Rule 13d-3 promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

6.
Publicity.   Each Shareholder hereby authorizes SouthState and IBTX to publish and disclose in any announcement or disclosure in connection with the Mergers, including in the S-4, the Joint Proxy Statement or any other filing with any Governmental Entity made in connection with the Mergers, such Shareholder’s identity and ownership of the Shares and the nature of such Shareholder’s obligations under this Agreement. Each Shareholder agrees to notify IBTX as promptly as practicable of any inaccuracies or omissions in any information relating to such Shareholder that is so published or disclosed. Each Shareholder shall, if applicable and required, promptly and in accordance with applicable law amend his, her or its Schedule 13D or 13G, as applicable, filed with the Securities and Exchange Commission to disclose this Agreement and shall provide a draft of such amendment to SouthState and IBTX for their review and comment.
7.
Entire Agreement.   This Agreement and the Merger Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. Nothing in this Agreement, express or implied, is intended to or shall confer upon any person not a party to this Agreement any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. Nothing in this Agreement shall, or shall be construed or deemed to, constitute a Transfer of any Shares or any legal or beneficial interest in or voting or other control over any of the Shares or as creating or forming a “group” for purposes of the Exchange Act, and all rights, ownership and benefits of and relating to the Shares shall remain vested in and belong to each Shareholder, subject to the agreements of the parties set forth herein. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture or other like relationship between the parties.

8.
Assignment; Third-Party Beneficiaries.   This Agreement shall not be assigned by operation of law or otherwise and, except as provided herein, shall be binding upon and inure solely to the benefit of each party hereto and is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

9.
Remedies/Specific Enforcement.   Each of the parties hereto agrees that this Agreement is intended to be legally binding and specifically enforceable pursuant to its terms and that each party would be irreparably harmed if any of the provisions of this Agreement are not performed in accordance with their specific terms and that monetary damages would not provide an adequate remedy in such event. Accordingly, in the event of any breach or threatened breach by any party of any provision contained in this Agreement, in addition to any other remedy to which the other parties may be entitled whether at law or in equity (including monetary damages), each other party shall be entitled to injunctive relief to prevent breaches or threatened breaches of this Agreement and to specifically enforce the terms and provisions hereof, and each party hereby waives any defense in any action for specific performance or an injunction or other equitable relief that a remedy at law would be adequate. Each party further agrees that no party shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this paragraph, and each party irrevocably waives any right such party may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

10.
Governing Law; Jurisdiction; Venue.   This Agreement shall be governed and construed in accordance with the laws of the State of Delaware, without regard to any applicable conflict of law principles (except those matters relating to the corporate laws of the State of South Carolina shall be governed by the corporate laws of the State of South Carolina). Each of the parties hereto agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal or state court of competent jurisdiction located in the State of Delaware) (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 11.

11.
Notice.   All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, by e-mail transmission (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation), if to a Shareholder, to its address set forth on Schedule A hereto, and if to IBTX, to the following addresses:
Independent Bank Group, Inc.
7777 Henneman Way
McKinney, Texas 75070
Attention:
David R. Brooks

Ankita Puri
Email:
David.Brooks@ifinancial.com

Ankita.Puri@ifinancial.com
With a copy (which shall not constitute notice) to:
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
United States
Attention:
Jacob A. Kling

Steven R. Green
E-mail:
JAKling@wlrk.com

SRGreen@wlrk.com
12.
Severability.   Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

13.
Amendments; Waivers.   Any provision of this Agreement may be amended, modified or waived if, and only if, such amendment, modification or waiver is in writing and signed (a) in the case of an amendment or modification, by IBTX and each Shareholder, and (b) in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

14.
Waiver of Jury Trial.   EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) THE PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (III) THE PARTY MAKES THIS WAIVER VOLUNTARILY; AND (IV) THE PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 14.

15.
No Representative Capacity.   Notwithstanding anything to the contrary herein, this Agreement applies solely to each Shareholder in such Shareholder’s capacity as a shareholder of SouthState, and, to the extent a Shareholder serves as a member of the board of directors or as an officer of SouthState, nothing in this Agreement shall limit or affect any actions or omissions taken by such Shareholder in such Shareholder’s capacity as a director or officer and not as a shareholder.

16.
Certain Shareholder Matters.

a.
In this Agreement, references to a Shareholder which is a trust or similar entity shall be deemed to be to the relevant trust and/or the trustees thereof acting in their capacities as such trustees, in each case as the context may require to be most protective of IBTX, including for purposes of such Shareholder’s representations and warranties.

b.
If applicable, with respect to any shares of Common Stock over which the Shareholder has shared voting power, which are separately identified on Schedule A, the Shareholder shall exercise his individual voting power over such shares, to the extent within such Shareholder’s control, in a manner consistent with the Shareholder’s voting obligations under this Agreement with respect to the Shares, it being understood that the Shareholder shall not have the power to cause other persons to exercise their voting power accordingly.

17.
Counterparts.   The parties may execute this Agreement in one or more counterparts, including by facsimile or other electronic signature. All the counterparts will be construed together and will constitute one Agreement.

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties and is effective as of the date first set forth above:
SHAREHOLDERS:
JOHN C. CORBETT
/s/ John C. Corbett

[Support Agreement Signature Page]

RONALD M. COFIELD, SR.
/s/ Ronald M. Cofield, Sr.

[Support Agreement Signature Page]

SHANTELLA E. COOPER
/s/ Shantella E. Cooper

[Support Agreement Signature Page]

JEAN E. DAVIS
/s/ Jean E. Davis

[Support Agreement Signature Page]

MARTIN BERNARD DAVIS
/s/ Martin Bernard Davis

[Support Agreement Signature Page]

DOUGLAS J. HERTZ
/s/ Douglas J. Hertz

[Support Agreement Signature Page]

G. RUFFNER PAGE, JR .
/s/ G. Ruffner Page, Jr.

[Support Agreement Signature Page]

WILLIAM KNOX POU, JR.
/s/ William Knox Pou, Jr.

[Support Agreement Signature Page]

JAMES W. ROQUEMORE
/s/ James W. Roquemore

[Support Agreement Signature Page]

DAVID G. SALYERS
/s/ David G. Salyers

[Support Agreement Signature Page]

JOSHUA A. SNIVELY
/s/ Joshua A. Snively

[Support Agreement Signature Page]

INDEPENDENT BANK GROUP, INC.
By:
/s/ David R. Brooks

Name: David R. Brooks
Title:
Chairman of the Board and Chief Executive Officer

[Support Agreement Signature Page]

Schedule A
Shareholder Information
Name of Shareholder	Existing Shares	Sole or Shared Voting Power	Address for Notices
John C. Corbett	93,078	Sole	c/o SouthState, 1101 First Street South, Suite 202, Winter Haven, Florida 33880
Ronald M. Cofield, Sr.	2,948	Sole	c/o SouthState, 1101 First Street South, Suite 202, Winter Haven, Florida 33880
Shantella E. Cooper	5,810	Sole	c/o SouthState, 1101 First Street South, Suite 202, Winter Haven, Florida 33880
Jean E. Davis	18,156	Sole	c/o SouthState, 1101 First Street South, Suite 202, Winter Haven, Florida 33880
Martin Bernard Davis	7,440	Sole	c/o SouthState, 1101 First Street South, Suite 202, Winter Haven, Florida 33880
Douglas J. Hertz	25,335	Both(1)	c/o SouthState, 1101 First Street South, Suite 202, Winter Haven, Florida 33880
G. Ruffner Page, Jr.	215,333	Both(2)	c/o SouthState, 1101 First Street South, Suite 202, Winter Haven, Florida 33880
William Knox Pou, Jr.	32,393	Both(3)	c/o SouthState, 1101 First Street South, Suite 202, Winter Haven, Florida 33880
James W. Roquemore	52,807	Both(4)	c/o SouthState, 1101 First Street South, Suite 202, Winter Haven, Florida 33880
David G. Salyers	13,056	Both(5)	c/o SouthState, 1101 First Street South, Suite 202, Winter Haven, Florida 33880
Joshua A. Snively	10,947	Both(6)	c/o SouthState, 1101 First Street South, Suite 202, Winter Haven, Florida 33880

(1)
Includes 12,888 shares Mr. Hertz owns individually and 12,447 shares held by his family trust.

(2)
Includes 77,182 shares Mr. Page owns individually, 64,056 shares held by his children’s trusts and 74,095 shares held by a limited liability company of which Mr. Page is the managing member.

(3)
Includes 1,215 shares Mr. Pou owns individually, 19,863 shares owned jointly with his spouse and 11,315 shares owned by a revocable trust he controls.

(4)
Includes 36,840 shares Mr. Roquemore owns individually and 15,967 shares owned by his spouse.

(5)
Includes 5,355 shares Mr. Salyers owns individually and 7,701 shares owned jointly with his spouse.

(6)
Includes 8,397 shares Mr. Snively owns individually and 2,550 shares owned jointly with his spouse.

Annex C
EXECUTION VERSION
SUPPORT AGREEMENT
This Support Agreement (this “Agreement”), dated as of May 17, 2024, is entered into by and among SouthState Corporation, a South Carolina corporation (“SouthState”), and the undersigned shareholders (the “Shareholder”) of Independent Bank Group, Inc., a Texas corporation (“IBTX”).
WHEREAS, subject to the terms and conditions of the Agreement and Plan of Merger (as the same may be amended, supplemented or modified, the “Merger Agreement”), dated as of the date hereof, between SouthState and IBTX, IBTX will be merged with and into SouthState, with SouthState as the surviving corporation (the “Merger”);
WHEREAS, as of the date of this Agreement, the Shareholder owns beneficially or of record, and has the power to vote or direct the voting of, the shares of common stock, par value $0.01 per share, of IBTX (the “Common Stock”) set forth next to such Shareholder’s name on Schedule A hereto (all such shares, the “Existing Shares”);
WHEREAS, the Board of Directors of IBTX has approved, by the unanimous vote of directors present, the Merger and declared advisable and adopted the Merger Agreement, approved the execution, delivery and performance of the Merger Agreement by IBTX and the consummation of the transactions contemplated thereby, and has resolved to submit the Merger Agreement to its shareholders for approval and to recommend that its shareholders approve the Merger Agreement; and
WHEREAS, the Shareholder is supportive of the Merger Agreement and the transactions contemplated thereby, including the Merger, and has determined that it is in his, her or its best interests to enter into this Agreement to provide for his, her or its support for the Merger Agreement and such transactions, and this Agreement is further a condition and inducement for SouthState to enter into the Merger Agreement.
NOW THEREFORE, in consideration of the foregoing, the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, intending to be legally bound, the parties hereto agree as follows:
1.
Definitions.   Capitalized terms not defined in this Agreement have the meanings assigned to those terms in the Merger Agreement.

2.
Effectiveness; Termination.   This Agreement shall be effective upon signing. This Agreement shall automatically terminate and be null and void and of no effect upon (and may only be terminated upon) the earliest to occur of the following: (a) termination of the Merger Agreement for any reason in accordance with its terms, (b) IBTX or the Board of Directors of IBTX having made a Recommendation Change in accordance with Section 6.4 of the Merger Agreement (provided that such Recommendation Change is approved by the Board of Directors of IBTX) or (c) the Effective Time; provided that (i) this Section 2 and Sections 10 through 17 hereof shall survive any such termination and (ii) such termination shall not relieve any party of any liability or damages resulting from any willful or material breach of any of its representations, warranties, covenants or other agreements set forth herein.

3.
Support Agreement.   From the date hereof until the earlier of (a) the Closing or (b) the termination of the Merger Agreement in accordance with its terms (the “Support Period”), the Shareholder irrevocably and unconditionally hereby agrees that at any meeting (whether annual or special and each postponement, recess, adjournment or continuation thereof) of IBTX’s shareholders, however called, and in connection with any written consent of IBTX’s shareholders, the Shareholder shall (i) appear at such meeting or otherwise cause all of such Shareholder’s Existing Shares and all other shares of Common Stock or voting securities over which such Shareholder has acquired, after the date hereof, beneficial or record ownership and the power to vote or direct the voting thereof (including any shares of Common Stock acquired by means of purchase, dividend or distribution, or issued upon the exercise of any stock options to acquire Common Stock or the conversion of any convertible securities, or pursuant to any other equity awards or derivative securities (including any IBTX Equity Awards) or otherwise) (together with the Existing Shares, the “Shares”), as of the applicable record date, to be counted as present thereat for purposes of calculating a quorum, and (ii) vote or cause to be voted (including by proxy or written consent, if applicable) all such Shares (A) in favor of the approval of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, (collectively, the “Transactions”), (B) in favor of any proposal to adjourn or postpone such meeting of IBTX’s shareholders to a later date if there are not sufficient votes to approve the Merger Agreement or the Transactions, (C) against any Acquisition Proposal, and (D) against any action, proposal, transaction, agreement or amendment of the IBTX Certificate or IBTX Bylaws, in each case of this clause (D), which would reasonably be expected to (1) result in a breach of any covenant, representation or warranty or any other obligation or agreement of IBTX contained in the Merger Agreement, or of the Shareholder contained in this Agreement, or (2) prevent, impede, delay, interfere with, postpone, discourage or frustrate the purposes of or adversely affect the consummation of the Transactions, including the Merger. The Shareholder agrees to exercise all voting or other determination rights such Shareholder has in any trust or other legal entity to carry out the intent and purposes of such Shareholder’s obligations in this paragraph and otherwise set forth in this Agreement. The Shareholder represents, covenants and agrees that, except for this Agreement, such Shareholder (x) has not entered into, and shall not enter into during the Support Period, any support or voting agreement or voting trust or similar agreement with respect to the Shares that would be inconsistent with such Shareholder’s obligations under this Agreement and (y) has not granted, and shall not grant during the Support Period, a proxy, consent or power of attorney with respect to the Shares except any proxy to carry out the intent of and the Shareholder’s obligations under this Agreement and any revocable proxy granted to officers or directors of IBTX at the request of the Board of Directors of IBTX in connection with election of directors or other routine matters at any annual or special meeting of the IBTX shareholders. The Shareholder represents, covenants and agrees that he, she or it has not entered into and will not enter into any agreement or commitment with any person the effect of which would be inconsistent with or otherwise violate any of the provisions and agreements set forth herein; provided that nothing in this sentence will prohibit any Permitted Transfer.
4.
Transfer Restrictions Prior to the Merger.   The Shareholder hereby agrees that such Shareholder will not, from the date hereof until the earlier of (a) the end of the Support Period or (b) approval of the Merger Agreement by the shareholders of IBTX by the Requisite IBTX Vote, directly or indirectly, offer for sale, sell, transfer, assign, give, convey, tender in any tender or exchange offer, pledge, encumber, hypothecate or dispose of (by merger, by testamentary disposition, by operation of law or otherwise), either voluntarily or involuntarily, enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, conveyance, hypothecation or other transfer or disposition of, any of the Shares, or any legal or beneficial interest therein, whether or not for value and whether voluntary or involuntary or by operation of law (any of the foregoing, a “Transfer”); provided, that the Shareholder may Transfer Shares (i) to any of its Affiliates, (ii) to any other Person to whom SouthState has consented with respect to a Transfer by such Shareholder in advance in writing, and (iii) to (A) any Family Member (as defined below) of such Shareholder or to a trust solely for the benefit of the Shareholder and/or any Family Member of the Shareholder or (B) upon the death of the Shareholder pursuant to the terms of any trust or will of the Shareholder or by the applicable Laws of intestate succession; provided that (x) in the case of clause (i), such Affiliate shall remain an Affiliate of the Shareholder at all times following such Transfer and (y) in the case of clauses (i), (ii) and (iii), so long as the transferee, prior to the date of Transfer, agrees in a signed writing to be bound by and comply with the provisions of this Agreement with respect to such Transferred Shares, and the Shareholder provides at least three Business Days’ prior written notice (which shall include the written consent of the transferee in form reasonably acceptable to SouthState agreeing to be bound by and comply with the provisions of this Agreement) to SouthState, in which case the Shareholder shall remain responsible for any breach of this Agreement by such transferee (any Transfer permitted in accordance with this Section 4, a “Permitted

Transfer”). In the event of any Transfer that would qualify as a Permitted Transfer under more than one of clauses (i) through (iii), the Transferring Shareholder may elect the clause to which such Transfer is subject for purposes of complying with this Agreement. As used in this Agreement, the term “Family Member” means, with respect to the Shareholder, (I) such Shareholder and such Shareholder’s spouse, individually, (II) any descendant, niece or nephew of such Shareholder or such Shareholder’s spouse, (III) any charitable organization created and primarily funded by any one or more individuals described in the foregoing (I) or (II), (IV) any estate, trust, guardianship, custodianship or other fiduciary arrangement for the primary benefit of any one or more individuals or organizations described in the foregoing (I), (II) or (III), and (V) any corporation, partnership, limited liability company or other business organization controlled by and substantially all of the interests in which are owned, directly or indirectly, by any one or more individuals or organizations named or described in the foregoing (I), (II), (III) or (IV).
5.
Representations of the Shareholder.   The Shareholder represents and warrants as follows: (a) such Shareholder has full legal right, capacity and authority to execute and deliver this Agreement, to perform such Shareholder’s obligations hereunder and to consummate the transactions contemplated hereby; (b) this Agreement has been duly and validly executed and delivered by such Shareholder and constitutes a valid and legally binding agreement of such Shareholder, enforceable against such Shareholder in accordance with its terms, and no other action is necessary to authorize the execution and delivery of this Agreement by such Shareholder or the performance of such Shareholder’s obligations hereunder; (c) the execution and delivery of this Agreement by such Shareholder does not, and the consummation of the transactions contemplated hereby and the compliance with the provisions hereof will not, conflict with or violate any law or result in any breach of or violation of, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the Shares pursuant to, any agreement or other instrument or obligation binding upon such Shareholder or the Shares, nor require any authorization, consent or approval of, or filing with, any Governmental Entity (other than an amendment to such Shareholder’s Schedule 13D or 13G filed with the Securities and Exchange Commission, if applicable); (d) such Shareholder beneficially owns and has the power to vote or direct the voting of the Shares, including all of such Shareholder’s Existing Shares as set forth on, and in the amounts set forth on, Schedule A hereto, which as of the date hereof constitute all of the shares of Common Stock beneficially owned by such Shareholder and its affiliates and represent the number of shares and voting power indicated on Schedule A hereto; (e) such Shareholder beneficially owns the Shares free and clear of any proxy, voting restriction, adverse claim or other Lien (other than any restrictions created by this Agreement or under applicable federal or state securities laws or disclosed on such Shareholder’s Schedule 13D or 13G filed with the Securities and Exchange Commission); and (f) such Shareholder has read and is familiar with the terms of the Merger Agreement and the other agreements and documents contemplated herein and therein. The Shareholder agrees that such Shareholder shall not take any action that would make any representation or warranty of such Shareholder contained herein untrue or incorrect or have the effect of preventing, impairing, delaying or adversely affecting the performance by such Shareholder of such Shareholder’s obligations under this Agreement; provided that nothing in this sentence will prohibit any Permitted Transfer. As used in this Agreement, the terms “beneficial owner,” “beneficially own” and “beneficial ownership” shall have the meaning set forth in Rule 13d-3 promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

6.
Publicity.   The Shareholder hereby authorizes SouthState and IBTX to publish and disclose in any announcement or disclosure in connection with the Mergers, including in the S-4, the Joint Proxy Statement or any other filing with any Governmental Entity made in connection with the Mergers, such Shareholder’s identity and ownership of the Shares and the nature of such Shareholder’s obligations under this Agreement. The Shareholder agrees to notify SouthState as promptly as practicable of any inaccuracies or omissions in any information relating to such Shareholder that is so published or disclosed. The Shareholder shall, if applicable and required, promptly and in accordance with applicable law amend his, her or its Schedule 13D or 13G, as applicable, filed with the Securities and Exchange Commission to disclose this Agreement and shall provide a draft of such amendment to SouthState and IBTX for their review and comment.
7.
Entire Agreement.   This Agreement and the Merger Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. Nothing in this Agreement, express or implied, is intended to or shall confer upon any person not a party to this Agreement any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. Nothing in this Agreement shall, or shall be construed or deemed to, constitute a Transfer of any Shares or any legal or beneficial interest in or voting or other control over any of the Shares or as creating or forming a “group” for purposes of the Exchange Act, and all rights, ownership and benefits of and relating to the Shares shall remain vested in and belong to the Shareholder, subject to the agreements of the parties set forth herein. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture or other like relationship between the parties.

8.
Assignment; Third-Party Beneficiaries.   This Agreement shall not be assigned by operation of law or otherwise and, except as provided herein, shall be binding upon and inure solely to the benefit of each party hereto and is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

9.
Remedies/Specific Enforcement.   Each of the parties hereto agrees that this Agreement is intended to be legally binding and specifically enforceable pursuant to its terms and that each party would be irreparably harmed if any of the provisions of this Agreement are not performed in accordance with their specific terms and that monetary damages would not provide an adequate remedy in such event. Accordingly, in the event of any breach or threatened breach by any party of any provision contained in this Agreement, in addition to any other remedy to which the other parties may be entitled whether at law or in equity (including monetary damages), each other party shall be entitled to injunctive relief to prevent breaches or threatened breaches of this Agreement and to specifically enforce the terms and provisions hereof, and each party hereby waives any defense in any action for specific performance or an injunction or other equitable relief that a remedy at law would be adequate. Each party further agrees that no party shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this paragraph, and each party irrevocably waives any right such party may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

10.
Governing Law; Jurisdiction; Venue.   This Agreement shall be governed and construed in accordance with the laws of the State of Delaware, without regard to any applicable conflict of law principles (except those matters relating to the corporate laws of the State of Texas shall be governed by the corporate laws of the State of Texas). Each of the parties hereto agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal or state court of competent jurisdiction located in the State of Delaware) (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 11.

11.
Notice.   All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, by e-mail transmission (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation), if to the Shareholder, to its address set forth on Schedule A hereto, and if to SouthState, to the following addresses:

SouthState Corporation
1101 First Street South
Winter Haven, Florida 33880
Attention:
John C. Corbett, CEO

Cc:
Beth S. DeSimone, CRO and GC

Email:
jcorbett@southstatebank.com
bdesimone@southstatebank.com

With a copy (which shall not constitute notice) to:
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
Attention:
George R. Bason, Jr.
Evan Rosen

E-mail:
george.bason@davispolk.com
evan.rosen@davispolk.com

12.
Severability.   Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

13.
Amendments; Waivers.   Any provision of this Agreement may be amended, modified or waived if, and only if, such amendment, modification or waiver is in writing and signed (a) in the case of an amendment or modification, by SouthState and the Shareholder, and (b) in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

14.
Waiver of Jury Trial.   EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) THE PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (III) THE PARTY MAKES THIS WAIVER VOLUNTARILY; AND (IV) THE PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 14.

15.
No Representative Capacity.   Notwithstanding anything to the contrary herein, this Agreement applies solely to the Shareholder in such Shareholder’s capacity as a shareholder of IBTX, and, to the extent the Shareholder serves as a member of the board of directors or as an officer of IBTX, nothing in this Agreement shall limit or affect any actions or omissions taken by such Shareholder in such Shareholder’s capacity as a director or officer and not as a shareholder.

16.
Certain Shareholder Matters.

a.
In this Agreement, references to the Shareholder which is a trust or similar entity shall be deemed to be to the relevant trust and/or the trustees thereof acting in their capacities as such trustees, in each case as the context may require to be most protective of SouthState, including for purposes of such Shareholder’s representations and warranties.

b.
If applicable, with respect to any shares of Common Stock over which the Shareholder has shared voting power, which are separately identified on Schedule A, the Shareholder shall exercise his individual voting power over such shares, to the extent within such Shareholder’s control, in a manner consistent with the Shareholder’s voting obligations under this Agreement with respect to the Shares, it being understood that the Shareholder shall not have the power to cause other persons to exercise their voting power accordingly.

17.
Counterparts.   The parties may execute this Agreement in one or more counterparts, including by facsimile or other electronic signature. All the counterparts will be construed together and will constitute one Agreement.

[Signature pages follow]

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties and is effective as of the date first set forth above:
[SHAREHOLDER]
By:

Name:
Title:
[Support Agreement Signature Page]

SOUTHSTATE CORPORATION
By:

Name: John C. Corbett
Title: Chief Executive Officer
[Support Agreement Signature Page]

Schedule A
Shareholder Information
Name of Shareholder	Existing Shares	Sole or Shared Voting Power	Address for Notices

Annex D
May 17, 2024
Board of Directors
SouthState Corporation
1101 First Street South
Suite 202
Winter Haven, FL 33880
Members of the Board of Directors:
We understand that Independent Bank Group, Inc. (the “Target”) and SouthState Corporation (the “Company”), propose to enter into the Agreement (defined below) pursuant to which, among other things, the Target will be merged with and into the Company, and the Company will be the surviving entity followed by the merger of the Target’s banking subsidiary, Independent Bank with and into SouthState Bank, National Association and SouthState Bank, National Association will be the surviving entity (the “Merger”) and that, in connection with the Merger, each outstanding share of common stock, par value $0.01 per share, of the Target (the “Common Shares”), except for Common Shares owned by the Target or the Company (in each case, other than shares of Common Shares (i) held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties, or (ii) held, directly or indirectly, by the Target or the Company in respect of debts previously contracted) shall be converted into the right to receive 0.600 fully paid and nonassessable shares of common stock, par value $2.50 per share, of the Company (the “Exchange Ratio”). The Board of Directors of the Company (the “Board”, or “you”) has requested that Raymond James & Associates, Inc. (“Raymond James” or “we”) provide an opinion (this “Opinion”) to the Board as to whether, as of the date hereof, the Exchange Ratio in the Merger pursuant to the Agreement is fair from a financial point of view to the Company. For purposes of this Opinion, and with your consent, we have assumed that as of the date of this Opinion there are approximately 41.6 million Common Shares and approximately 77.1 million shares of common stock, par value $2.50 per share, of the Company, issued and outstanding, both on a fully diluted basis.
In connection with our review of the proposed Merger and the preparation of this Opinion, we have, among other things:
1.
reviewed the financial terms and conditions as stated in the Execution Form of the Agreement and Plan of Merger by and between the Company and the Target dated as of May 17, 2024 (the “Agreement”);

2.
reviewed certain information related to the historical condition and prospects of the Target and the Company, as made available to Raymond James by or on behalf of the Company, including, but not limited to, (a) financial projections for the Target and the Company for the periods ending December 31, 2024 through 2029 as approved by the Company’s management based on the Company’s management-approved (i) analyst consensus estimates and (ii) long-term growth rates (the “Projections”) and (b) certain forecasts and estimates of potential cost savings, operating efficiencies, revenue effects, discount rates, purchase accounting adjustments, transaction expenses and other pro forma financial adjustments expected to result from the Merger, as prepared by management of the Company for use by Raymond James (the “Merger Adjustments”);

3.
the Target’s and the Company’s audited financial statements for the years ended December 31, 2023, 2022 and 2021 and unaudited financial statements for the quarterly periods ended March 31, 2024, September 30, 2023, June 30, 2023 and March 31, 2023, as they appear in their respective filings with the Securities and Exchange Commission;

4.
reviewed the Target’s and the Company’s recent public filings and certain other publicly available information regarding the Target and the Company;

5.
reviewed the financial and operating performance of the Target and the Company and those of other selected public companies that we deemed to be relevant;

6.
considered certain publicly available financial terms of certain transactions we deemed to be relevant;

7.
reviewed the current and historical market prices for the Common Shares and the Company’s common stock, and the current market prices of the publicly traded securities of certain other companies that we deemed to be relevant;

8.
conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate;

9.
reviewed such other financial studies, analyses and inquiries and such other information and factors as we deemed appropriate;

10.
received an email addressed to Raymond James from a member of senior management of the Company regarding, among other things, the accuracy of the information, data and other materials (financial or otherwise) provided to, or discussed with, Raymond James by or on behalf of the Company;

11.
discussed with members of the senior management of the Company and Target certain information relating to the aforementioned and any other matters which we have deemed relevant to our inquiry including, but not limited to, the past and current business operations of the Target and the Company and the financial condition and future prospects and operations of the Target and the Company; and

12.
reviewed certain potential pro forma financial effects of the Merger on the Company.

With your consent, we have assumed and relied upon the accuracy and completeness of all information supplied by or on behalf of the Company or the Target or otherwise reviewed by or discussed with us, and we have undertaken no duty or responsibility to, nor did we, independently verify any of such information. Furthermore, we have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company or the Target is a party or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company or the Target is a party or may be subject. With your consent, this Opinion makes no assumption concerning, and therefore does not consider, the potential effects of any such litigation, claims or investigations or possible assertions. We have not made or obtained an independent appraisal of the assets or liabilities (contingent or otherwise) of the Target. We are not experts in generally accepted accounting principles in the Unites States (GAAP) in general and also specifically regarding the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowance for loan and lease losses or any other reserves; accordingly, we have assumed that such allowances and reserves are in the aggregate adequate to cover such losses. With respect to the Projections, Merger Adjustments and any other information and data provided to or otherwise reviewed by or discussed with us, we have, with your consent, assumed that the Projections, Merger Adjustments and such other information and data have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management of each of the Company and the Target, and we have relied upon the Company to advise us promptly if any information previously provided became inaccurate or was required to be updated during the period of our review. We express no opinion with respect to the Projections or Merger Adjustments, or the assumptions on which they are based. We have assumed that the final form of the Agreement will be substantially similar to the Execution Form dated May 17, 2024, and that the Merger will be consummated in accordance with the terms of the Agreement without waiver or amendment of any conditions thereto and without adjustment to the Exchange Ratio. Furthermore, we have assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Agreement are true and correct and that each such party will perform all of the covenants and agreements required to be performed by it under the Agreement without being waived. We have relied upon and assumed, without independent verification, that (i) the Merger will be consummated in a manner that complies in all respects with all applicable international, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Merger will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have an effect on the Merger, the Target or the Company that would be material to our analyses or this Opinion.
As contemplated by the Agreement, we have assumed that the Merger will qualify as a “reorganization” under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended, and the regulations and formal guidance issued thereunder.
This opinion is based upon market, economic, financial and other circumstances and conditions existing and disclosed to us as of May 16, 2024. The credit, financial and stock markets have been experiencing unusual volatility (arising from factors related to, among other things, general economic conditions, geopolitical and economic uncertainty, inflation and the recovery from the COVID-19 pandemic, including the effect of evolving governmental actions and non-actions) and Raymond James expresses no opinion or view as to any potential effects of such volatility on the Merger, the Company, or the Target. Although subsequent developments may occur, Raymond James is under no obligation to update, revise or reaffirm its analyses or this Opinion. We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company or the Target since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading in any material respect.
We express no opinion as to the underlying business decision to effect the Merger, the structure or tax consequences of the Merger or the availability or advisability of any alternatives to the Merger. We provided advice to the Company with respect to the proposed Merger. We did not, however, recommend any specific amount of consideration or that any specific consideration constituted the only appropriate consideration for the Merger. This letter does not express any opinion as to the likely trading range of the Company’s stock either until or following the Merger, which may vary depending on numerous factors that generally impact the price of securities or on the financial condition of the Company at that time. Our opinion is limited to the fairness, from a financial point of view, of the Exchange Ratio in the Merger pursuant to the Agreement.
We express no opinion with respect to any other reasons, legal, business, or otherwise, that may support the decision of the Board to approve or consummate the Merger. Furthermore, no opinion, counsel or interpretation is intended by Raymond James on matters that require legal, accounting or tax advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Company, on the fact that the Company has been assisted by legal, accounting and tax advisors and we have, with the consent of the Company, relied upon and assumed the accuracy and completeness of the assessments by the Company and its advisors as to all legal, accounting and tax matters with respect to the Company, the Target and the Merger, including, without limitation, that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.
In formulating our opinion, we have considered only what we understand to be the Exchange Ratio in the Merger pursuant to the Agreement as is described above and we did not consider and we express no opinion on the fairness of the amount or nature of any compensation to be paid or payable to any person or entity (including any of the Target’s officers, directors or employees) or class of any persons and/or entities, whether relative to the consideration to be paid by the Company or otherwise. We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (1) the fairness of the Merger to the holders of any class of securities, creditors, or other constituencies of the Company or the Target, or to any other party, except and only to the extent expressly set forth in the last sentence of this Opinion or (2) the fairness of the Merger to any one class or group of the Company’s, the Target’s or any other party’s security holders or other constituencies vis-à-vis any other class or group of the Company’s, the Target’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration to be received in the Merger amongst or within such classes or groups of security holders or other constituents). We are not expressing any opinion as to the impact of the

Merger on the solvency or viability of the Company or the Target or the ability of the Company or the Target, or their respective subsidiaries, to pay their respective obligations when they come due.
The delivery of this opinion was approved by an opinion committee of Raymond James.
Raymond James has been engaged to render financial advisory services to the Company in connection with the proposed Merger and will receive a fee for such services, a substantial portion of which is contingent upon consummation of the Merger. Raymond James will also receive a fee upon the delivery of this Opinion, which is not contingent upon the successful completion of the Merger or on the conclusion reached herein. In addition, the Company has agreed to reimburse certain of our expenses and to indemnify us against certain liabilities arising out of our engagement.
In the ordinary course of our business, Raymond James may trade in the securities of the Company and the Target for our own account or for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities. In the two years preceding the date of this Opinion, Raymond James has not received material compensation from the Company or the Target. Furthermore, Raymond James may provide investment banking, financial advisory and other financial services to the Company and/or the Target or other participants in the Merger in the future, for which Raymond James may receive compensation.
It is understood that this letter is solely for the information of the Board of Directors of the Company (solely in each director’s capacity as such) in evaluating the proposed Merger and does not constitute a recommendation to the Board of Directors or any shareholder of the Company or the Target regarding how said shareholder should act or vote with respect to the proposed Merger or any other matter. Furthermore, this letter should not be construed as creating any fiduciary duty on the part of Raymond James to any such party. This Opinion may not be disclosed, reproduced, quoted, summarized, referred to at any time, in any manner, or used for any other purpose, nor shall any references to Raymond James or any of its affiliates be made, without our prior written consent, except that this Opinion may be disclosed in and filed with a proxy statement/prospectus used in connection with the Merger that is required to be filed with the Securities and Exchange Commission, provided that this Opinion is quoted in full in such proxy statement/prospectus.
Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio in the Merger pursuant to the Agreement is fair, from a financial point of view, to the Company.
Very truly yours,
/s/ RAYMOND JAMES & ASSOCIATES, INC.

RAYMOND JAMES & ASSOCIATES, INC.

Annex E
May 17, 2024
The Board of Directors
Independent Bank Group, Inc.
7777 Henneman Way
McKinney, TX 75070-1711
Members of the Board:
You have requested the opinion of Keefe, Bruyette & Woods, Inc. (“KBW” or “we”) as investment bankers as to the fairness, from a financial point of view, to the common shareholders of Independent Bank Group, Inc. (“Independent”) of the Exchange Ratio (as defined below) in the proposed merger (the “Merger”) of Independent with and into SouthState Corporation (“SouthState”), pursuant to the Agreement and Plan of Merger (the “Agreement”) to be entered into by and between Independent and SouthState. Pursuant to the Agreement and subject to the terms, conditions and limitations set forth therein, at the Effective Time (as defined in the Agreement), by virtue of the Merger and without any action on the part of SouthState, Independent or the holder of any securities of SouthState or Independent, each share of the common stock, par value $0.01 per share, of Independent (“Independent Common Stock”) issued and outstanding immediately prior to the Effective Time, except for shares of Independent Common Stock owned by Independent or SouthState (in each case other than shares of Independent Common Stock (i) held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties or (ii) held, directly or indirectly, by Independent or SouthState in respect of debts previously contracted), shall be converted into the right to receive 0.60 of a share of common stock, par value $2.50 per share, of SouthState (“SouthState Common Stock”). The ratio of 0.60 of a share of SouthState Common Stock for one share of Independent Common Stock is referred to herein as the “Exchange Ratio.” The terms and conditions of the Merger are more fully set forth in the Agreement.
The Agreement also provides that, effective immediately following the Effective Time or at such later time and date as specified in a separate agreement and plan of merger in accordance with applicable law, Independent Bank, a wholly-owned subsidiary of Independent, will merge with and into South State Bank, National Association, a wholly-owned subsidiary of SouthState (the “Bank Merger”).
KBW has acted as financial advisor to Independent and not as an advisor to or agent of any other person. As part of our investment banking business, we are continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of banking enterprises. We and our affiliates, in the ordinary course of our and their broker-dealer businesses, may from time to time purchase securities from, and sell securities to, Independent and SouthState. In addition, as market makers in securities, we and our affiliates may from time to time have a long or short position in, and buy or sell, debt or equity securities of Independent or SouthState for our and their own respective accounts and for the accounts of our and their respective customers and clients. We have acted exclusively for the board of directors of Independent (the “Board”) in rendering this opinion and will receive a fee from Independent for our services. A portion of our fee is payable upon the rendering of this opinion, and a significant portion is contingent upon the successful completion of the Merger. In addition, Independent has agreed to indemnify us for certain liabilities arising out of our engagement.
Keefe, Bruyette & Woods, A Stifel Company

Other than in connection with this present engagement, in the past two years, KBW has not provided investment banking or financial advisory services to Independent. In the past two years, KBW has provided investment banking and financial advisory services to SouthState and received compensation for such services. In 2023, KBW received a fee of not greater than $100,000 for providing certain investment banking assistance to SouthState. We may in the future provide investment banking and financial advisory services to Independent or SouthState and receive compensation for such services.
In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of Independent and SouthState and bearing upon the Merger, including among other things, the following: (i) an execution version of the Agreement dated as of May 17, 2024; (ii) the audited financial statements and the Annual Reports on Form 10-K for the three fiscal years ended December 31, 2023 of Independent; (iii) the unaudited quarterly financial statements and the Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2024 of Independent; (iv) the audited financial statements and the Annual Reports on Form 10-K for the three fiscal years ended December 31, 2023 of SouthState; (v) the unaudited quarterly financial statements and the Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2024 of SouthState; (vi) certain regulatory filings of Independent and SouthState and their respective subsidiaries, including, as applicable, the quarterly reports on Form FR Y-9C and the quarterly call reports required to be filed (as the case may be) with respect to each quarter during the three-year period ended December 31, 2023 as well as the quarter ended March 31, 2024; (vii) certain other interim reports and other communications of Independent and SouthState to their respective shareholders; and (viii) other financial information concerning the businesses and operations of Independent and SouthState furnished to us by Independent and SouthState or which we were otherwise directed to use for purposes of our analyses. Our consideration of financial information and other factors that we deemed appropriate under the circumstances or relevant to our analyses included, among others, the following: (i) the historical and current financial position and results of operations of Independent and SouthState; (ii) the assets and liabilities of Independent and SouthState; (iii) the nature and terms of certain other merger transactions and business combinations in the banking industry; (iv) a comparison of certain financial and stock market information for Independent and SouthState with similar information for certain other companies the securities of which are publicly traded; (v) publicly available consensus “street estimates” of Independent, as well as assumed Independent long-term growth rates provided to us by Independent management, all of which information was discussed with us by such management and used and relied upon by us at the direction of Independent management and with the consent of the Board; (vi) publicly available consensus “street estimates” of SouthState, as well as assumed SouthState long-term growth rates provided to and discussed with us by SouthState management, all of which information was used and relied upon by us at the direction of Independent management and with the consent of the Board; and (vii) estimates regarding certain pro forma financial effects of the Merger on SouthState (including, without limitation, the cost savings expected to result or be derived from the Merger) that were prepared by SouthState management, provided to and discussed with us by such management, and used and relied upon by us based on such discussions, at the direction of Independent management and with the consent of the Board. We have also performed such other studies and analyses as we considered appropriate and have taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the banking industry generally. We have also participated in discussions held by the managements of Independent and SouthState regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as we have deemed relevant to our inquiry. We have not been requested to assist, and have not assisted, Independent with soliciting indications of interest from third parties regarding a potential transaction with Independent.
In conducting our review and arriving at our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information that was provided to or discussed with us or that was publicly available and we have not independently verified the accuracy or completeness of any such information or assumed any responsibility or liability for such verification, accuracy or completeness. We have relied upon the management of Independent as to the reasonableness and achievability of the publicly available consensus “street estimates” of Independent and the assumed Independent long-term growth rates referred to above (and the assumptions and bases therefor), and we have assumed that all such information has been reasonably prepared and represents, or in the case of the Independent “street estimates” referred to above that such estimates are consistent with, the best currently available estimates and judgments of Independent management and that the forecasts, projections and estimates reflected in such information will be realized in the amounts and in the time periods currently estimated. We have further relied, with the consent of Independent, upon SouthState management as to the reasonableness and achievability of the assumed SouthState long-term growth rates and the estimates regarding certain pro forma financial effects of the Merger on SouthState (including, without limitation, the cost savings expected to result or be derived from the Merger), all as referred to above (and the assumptions and bases for all such information), and we have assumed that all such information has been reasonably prepared and represents, and in the case of the publicly available consensus “street estimates” of SouthState referred to above that such estimates are generally consistent with, the best currently available estimates and judgments of SouthState management and that the forecasts, projections and estimates reflected in such information (including the SouthState consensus “street estimates” referred to above) will be realized in the amounts and in the time periods currently estimated.
It is understood that the portion of the foregoing financial information of Independent and SouthState that was provided to us was not prepared with the expectation of public disclosure and that all of the foregoing financial information, including the publicly available consensus “street estimates” of Independent and SouthState referred to above, is based on numerous variables and assumptions that are inherently uncertain (including, without limitation, factors related to general economic and competitive conditions and, in particular, the widespread disruption, extraordinary uncertainty and unusual volatility arising from global tensions and political unrest, economic uncertainty, inflation, rising interest rates, the COVID-19 pandemic and, in the case of the banking industry, recent actual or threatened regional bank failures, including the effect of evolving governmental interventions and non-interventions) and, accordingly, actual results could vary significantly from those set forth in such information. We have assumed, based on discussions with the respective managements of Independent and SouthState and with the consent of the Board, that all such information provides a reasonable basis upon which we can form our opinion and we express no view as to any such information or the assumptions or bases therefor. We have relied on all such information without independent verification or analysis and do not in any respect assume any responsibility or liability for the accuracy or completeness thereof.
We also have assumed that there have been no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either Independent or SouthState since the date of the last financial statements of each such entity that were made available to us. We are not experts in the independent verification of the adequacy of allowances for loan and lease losses and we have assumed, without independent verification and with your consent, that the aggregate allowances for loan and lease losses for each of Independent and SouthState are adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of Independent or SouthState, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor have we examined any individual loan or credit files, nor did we evaluate the solvency, financial capability or fair value of Independent or SouthState under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. We have made note of the classification by each of Independent and SouthState of its loans and owned securities as either held to maturity or held for investment, on the one hand, or held for sale or available for sale, on the other hand, and have also reviewed reported fair value marks-to-market and other reported valuation information, if any, relating to such loans or owned securities contained in the respective financial statements of Independent and SouthState, but we express no view as to any such matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Such estimates are inherently subject to uncertainty and should not be taken as our view of the actual value of any companies or assets.
We have assumed, in all respects material to our analyses, the following: (i) that the Merger and any related transactions (including, without limitation, the Bank Merger) will be completed substantially in accordance with the terms set forth in the Agreement (the final terms of which we have assumed will not differ in any respect material to our analyses from the execution version reviewed by us and referred to above), with no adjustments to the Exchange Ratio and with no other consideration or payments in respect of Independent Common Stock; (ii) that the representations and warranties of each party in the Agreement and in all related documents and instruments referred to in the Agreement are true and correct; (iii) that each party to the Agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents; (iv) that there are no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the Merger or any related transactions and that all conditions to the completion of the Merger and any related transactions will be satisfied without any waivers or modifications to the Agreement or any of the related documents; and (v) that in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the Merger and any related transactions, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of Independent, SouthState or the pro forma entity, or the contemplated benefits of the Merger, including without limitation the cost savings expected to result or be derived from the Merger. We have assumed that the Merger will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. We have further been advised by representatives of Independent that Independent has relied upon advice from its advisors (other than KBW) or other appropriate sources as to all legal, financial reporting, tax, accounting and regulatory matters with respect to Independent, SouthState, the Merger and any related transaction, and the Agreement. KBW has not provided advice with respect to any such matters.
This opinion addresses only the fairness, from a financial point of view, as of the date hereof, of the Exchange Ratio in the Merger to the holders of Independent Common Stock. We express no view or opinion as to any other terms or aspects of the Merger or any term or aspect of any related transaction (including the Bank Merger), including, without limitation, the form or structure of the Merger or any such related transaction, any consequences of the Merger or any such related transaction to Independent, its shareholders, creditors or otherwise, or any terms, aspects, merits or implications of any employment, consulting, voting, support, shareholder or other agreements, arrangements or understandings contemplated or entered into in connection with the Merger, any such related transaction, or otherwise. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof. There is currently significant volatility in the stock and other financial markets arising from global tensions and political unrest, economic uncertainty, inflation, rising interest rates, the COVID-19 pandemic and, in the case of the banking industry, recent actual or threatened regional bank failures, including the effect of evolving governmental interventions and non-interventions. It is understood that subsequent developments may affect the conclusion reached in this opinion and that KBW does not have an obligation to update, revise or reaffirm this opinion. Our opinion does not address, and we express no view or opinion with respect to, (i) the underlying business decision of Independent to engage in the Merger or enter into the Agreement; (ii) the relative merits of the Merger as compared to any strategic alternatives that are, have been or may be available to or contemplated by Independent or the Board; (iii) the fairness of the amount or nature of any compensation to any of Independent’s officers, directors or employees, or any class of such persons, relative to the compensation to the holders of Independent Common Stock; (iv) the effect of the Merger or any related transaction on, or the fairness of the consideration to be received by, holders of any class of securities of Independent (other than the holders of Independent Common Stock, solely with respect to the Exchange Ratio as described herein and not relative to the consideration to be received by holders of any other class of securities) or holders of any class of securities of SouthState or any other party to any transaction contemplated by the Agreement; (v) the actual value of SouthState Common Stock to be issued in the Merger; (vi) the prices, trading range or volume at which Independent Common Stock or SouthState Common Stock will trade following the public announcement of the Merger or the prices, trading range or volume at which SouthState Common Stock will trade following the consummation of the Merger; (vii) any advice or opinions provided by any other advisor to any of the parties to the Merger or any other transaction contemplated by the Agreement; or (viii) any legal, regulatory, accounting, tax or similar matters relating to Independent, SouthState, their respective shareholders, or relating to or arising out of or as a consequence of the Merger or any related transaction (including the Bank Merger), including whether or not each of the Merger and the Bank Merger would qualify as a tax-free reorganization for United States federal income tax purposes.
This opinion is for the information of, and is directed to, the Board (in its capacity as such) in connection with its consideration of the financial terms of the Merger. This opinion does not constitute a recommendation to the Board as to how it should vote on the Merger, or to any holder of Independent Common Stock or any shareholder of any other entity as to how to vote in connection with the Merger or any other matter, nor does it constitute a recommendation regarding whether or not any such shareholder should enter into a voting, shareholders’, or affiliates’ agreement with respect to the Merger or exercise any dissenters’ or appraisal rights that may be available to such shareholder.
This opinion has been reviewed and approved by our Fairness Opinion Committee in conformity with our policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.
Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio in the Merger is fair, from a financial point of view, to the holders of Independent Common Stock.
Very truly yours,
/s/ Keefe, Bruyette & Woods, Inc.

Keefe, Bruyette & Woods, Inc.

Annex F
CONDENSED CONSOLIDATED FINANCIAL INFORMATION OF
SOUTHSTATE CORPORATION AND INDEPENDENT BANK GROUP, INC.
(Pursuant to S.C. Code Section 33-11-103)
Section 33-11-103 of the Code of Laws of South Carolina, 1976, as amended requires that the notice of the meeting of shareholders at which a plan of merger will be voted upon be accompanied by balance sheets of each corporation participating in the merger as of the close of the preceding two fiscal years as well as income statements for each participating corporation for each of the preceding three fiscal years. The condensed consolidated balance sheets as of December 31, 2023 and 2022 and condensed consolidated income statements for the years ended December 31, 2023, 2022 and 2021 comply with the requirements of Section 33-11-103 with respect to SouthState Corporation. The consolidated balance sheets as of December 31, 2023 and 2022 and consolidated statements of income for the years ended December 31, 2023, 2022 and 2021 comply with the requirements of Section 33-11-103 with respect to Independent Bank Group, Inc.
This Annex F should be read in conjunction with the audited consolidated financial statements of SouthState Corporation and Independent Bank Group, Inc., respectively, and the notes to such audited consolidated financial statements contained in the reports that SouthState Corporation and Independent Bank Group, Inc., respectively, have previously filed with the SEC, including as set forth in this joint proxy statement/prospectus under “Where You Can Find More Information” and incorporated by reference into this joint proxy statement/prospectus.

SouthState Corporation and Subsidiaries
Consolidated Balance Sheets
(Dollars in thousands, except share and par value)
	December 31,
	2023	2022
ASSETS
Cash and cash equivalents:
Cash and due from banks	$510,922	$548,387
Federal funds sold and interest-earning deposits with banks	236,435	580,491
Deposits in other financial institutions (restricted cash)	251,520	183,685
Total cash and cash equivalents	998,877	1,312,563
Trading securities, at fair value	31,321	31,263
Investment securities:
Securities held to maturity (fair value of $2,084,736 and $2,250,168)	2,487,440	2,683,241
Securities available for sale, at fair value	4,784,388	5,326,822
Other investments	192,043	179,717
Total investment securities	7,463,871	8,189,780
Loans held for sale	50,888	28,968
Loans:
Acquired – non-purchased credit deteriorated loans	4,796,913	5,943,092
Acquired – purchased credit deteriorated loans	1,108,813	1,429,731
Non-acquired loans	26,482,763	22,805,039
Less allowance for credit losses	(456,573)	(356,444)
Loans, net	31,931,916	29,821,418
Other real estate owned	837	1,023
Bank property held for sale	12,401	17,754
Premises and equipment, net	519,197	520,635
Bank owned life insurance (“BOLI”)	991,454	964,708
Deferred tax assets	164,354	177,801
Derivatives assets	172,939	211,016
Mortgage servicing rights	85,164	86,610
Core deposit and other intangibles	88,776	116,450
Goodwill	1,923,106	1,923,106
Other assets	466,923	515,601
Total assets	$44,902,024	$43,918,696
LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits:
Noninterest-bearing	$10,649,274	$13,168,656
Interest-bearing	26,399,635	23,181,967
Total deposits	37,048,909	36,350,623
Federal funds purchased	248,162	213,597
Securities sold under agreements to repurchase	241,023	342,820
Corporate and subordinated debentures	391,904	392,275
Other borrowings	100,000	—
Reserve for unfunded commitments	56,303	67,215
Derivative liabilities	804,486	1,034,143
Other liabilities	478,139	443,096
Total liabilities	39,368,926	38,843,769
Shareholders’ equity:
Common stock – $2.50 par value; authorized 160,000,000 shares; 76,022,039 and 75,704,563 shares issued and outstanding, respectively	190,055	189,261
Surplus	4,240,413	4,215,712
Retained earnings	1,685,166	1,347,042
Accumulated other comprehensive loss	(582,536)	(677,088)
Total shareholders’ equity	5,533,098	5,074,927
Total liabilities and shareholders’ equity	$44,902,024	$43,918,696

SouthState Corporation and Subsidiaries
Consolidated Statements of Income
(in thousands, except per share data)
	Year Ended December 31,
	2023	2022	2021
Interest income:
Loans, including fees	$1,716,405	$1,178,026	$990,519
Investment securities:
Taxable	162,907	149,790	76,850
Tax-exempt	23,455	22,361	10,715
Federal funds sold, securities purchased under agreements to resell and interest-bearing deposits with banks	41,639	46,848	6,720
Total interest income	1,944,406	1,397,025	1,084,804
Interest expense:
Deposits	440,257	36,984	33,182
Federal funds purchased and securities sold under agreements to repurchase	15,589	4,503	1,189
Corporate and subordinated debentures	23,617	19,294	17,214
Other borrowings	12,335	573	44
Total interest expense	491,798	61,354	51,629
Net interest income	1,452,608	1,335,671	1,033,175
Provision (recovery) for credit losses	114,082	81,855	(165,273)
Net interest income after provision (recovery) for credit losses	1,338,526	1,253,816	1,198,448
Noninterest income:
Fees on deposit accounts	129,015	124,810	102,756
Mortgage banking income	13,355	17,790	64,599
Trust and investment services income	39,447	39,019	36,981
Correspondent banking and capital markets income	49,101	78,755	110,048
SBA income	13,929	15,636	11,865
Securities gains, net	43	30	102
Other income	42,016	33,207	27,901
Total noninterest income	286,906	309,247	354,252
Noninterest expense:
Salaries and employee benefits	583,398	554,704	552,030
Occupancy expense	88,695	89,501	92,225
Information services expense	84,472	79,701	74,417
OREO and loan related expense	1,716	369	2,029
Amortization of intangibles	27,558	33,205	35,192
Supplies, printing and postage expense	10,578	9,621	9,659
Professional fees	18,547	15,331	10,629
FDIC assessment and other regulatory charges	33,070	23,033	17,982
FDIC special assessment	25,691	—	—
Advertising and marketing	9,474	8,888	7,959
Extinguishment of debt cost	—	—	11,706
Merger, branch consolidation and severance related expense	13,162	30,888	67,242
Other expense	98,219	84,460	67,351
Total noninterest expense	994,580	929,701	948,421
Earnings:
Income before provision for income taxes	630,852	633,362	604,279
Provision for income taxes	136,544	137,313	128,736
Net income	$494,308	$496,049	$475,543
Earnings per common share:
Basic	$6.50	$6.65	$6.76
Diluted	$6.46	$6.60	$6.71
Weighted average common shares outstanding:
Basic	76,051	74,551	70,393
Diluted	76,480	75,181	70,889

Independent Bank Group, Inc. and Subsidiaries
Consolidated Balance Sheets
(Dollars in thousands, except share and par value)
	December 31,
	2023	2022
Assets
Cash and due from banks	$98,396	$134,183
Interest-bearing deposits in other banks	623,593	520,139
Cash and cash equivalents	721,989	654,322
Certificates of deposit held in other banks	248	496
Securities available for sale, at fair value	1,593,751	1,691,784
Securities held to maturity, net of allowance for credit losses of $0 and $0, respectively, fair value of $170,997 and $162,239, respectively	205,232	207,059
Loans held for sale (includes $12,016 and $10,612 carried at fair value, respectively)	16,420	11,310
Loans, net of allowance for credit losses of $151,861 and $148,787, respectively	14,558,681	13,760,576
Premises and equipment, net	355,833	355,368
Other real estate owned	9,490	23,900
Federal Home Loan Bank (FHLB) of Dallas stock and other restricted stock	34,915	23,436
Bank-owned life insurance (BOLI)	245,497	240,448
Deferred tax asset	92,665	78,669
Goodwill	994,021	994,021
Other intangible assets, net	50,560	62,999
Other assets	155,800	154,026
Total assets	$19,035,102	$18,258,414
Liabilities and Stockholders’ Equity
Deposits:
Noninterest-bearing	$3,530,704	$4,736,830
Interest-bearing	12,192,331	10,384,587
Total deposits	15,723,035	15,121,417
FHLB advances	350,000	300,000
Other borrowings	271,821	267,066
Junior subordinated debentures	54,617	54,419
Other liabilities	233,036	130,129
Total liabilities	16,632,509	15,873,031
Commitments and contingencies
Stockholders’ equity:
Preferred stock (0 and 0 shares outstanding, respectively)	—	—
Common stock (41,281,919 and 41,190,677 shares outstanding, respectively)	413	412
Additional paid-in capital	1,966,686	1,959,193
Retained earnings	616,724	638,354
Accumulated other comprehensive loss	(181,230)	(212,576)
Total stockholders’ equity	2,402,593	2,385,383
Total liabilities and stockholders’ equity	$19,035,102	$18,258,414

Independent Bank Group, Inc. and Subsidiaries
Consolidated Statements of Income
(in thousands, except per share data)
	Years Ended December 31,
	2023	2022	2021
Interest income:
Interest and fees on loans	$792,659	$602,210	$547,931
Interest on taxable securities	31,747	32,944	22,754
Interest on nontaxable securities	10,279	10,360	8,344
Interest on interest-bearing deposits and other	37,051	9,503	4,533
Total interest income	871,736	655,017	583,562
Interest expense:
Interest on deposits	358,405	77,628	44,199
Interest on FHLB advances	35,705	2,017	2,038
Interest on other borrowings	16,018	14,451	15,247
Interest on junior subordinated debentures	4,725	2,713	1,756
Total interest expense	414,853	96,809	63,240
Net interest income	456,883	558,208	520,322
Provision for credit losses	4,130	4,490	(9,000)
Net interest income after provision for credit losses	452,753	553,718	529,322
Noninterest income:
Service charges on deposit accounts	13,958	12,204	9,842
Investment management fees	9,650	9,146	8,586
Mortgage banking revenue	7,003	8,938	23,157
Mortgage warehouse purchase program fees	1,892	2,676	6,908
(Loss) gain on sale of loans	(14)	(1,844)	56
(Loss) gain on sale of other real estate	(1,797)	—	63
Gain on sale of securities available for sale	—	—	13
Gain (loss) on sale and disposal of premises and equipment	323	(494)	(304)
Increase in cash surrender value of BOLI	5,768	5,371	5,209
Other	14,326	15,469	12,987
Total noninterest income	51,109	51,466	66,517
Noninterest expense:
Salaries and employee benefits	181,445	212,087	180,336
Occupancy	47,430	42,938	40,688
Communications and technology	28,713	24,937	22,355
FDIC assessment	22,153	6,883	5,865
Advertising and public relations	2,607	2,106	1,097
Other real estate owned (income) expenses, net	(510)	31	4
Impairment of other real estate	5,215	—	—
Amortization of other intangible assets	12,439	12,491	12,580
Litigation settlement	102,500	—	—
Professional fees	7,949	15,571	15,530
Other	41,603	41,845	35,151
Total noninterest expense	451,544	358,889	313,606
Income before taxes	52,318	246,295	282,233
Income tax expense	9,117	50,004	57,483
Net income	$43,201	$196,291	$224,750
Basic earnings per share	$1.05	$4.71	$5.22
Diluted earnings per share	$1.04	$4.70	$5.21